02069113

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME L'ORÉAL S.A.

PROCESSED FEB 11 2003 THOMSON FINANCIAL

*CURRENT ADDRESS 41 rue Martre
92117 Clichy
France

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 735 FISCAL YEAR 12/31

- Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: NM

DAT: 2/3/03

L'Oreal S.A.
12g3-2(b) application
Document # 2

b) 2000 annual sales published in french in the BALO

leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes consolidés, établis conformément aux règles et principes comptables applicables en France, sont réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation.

Par ailleurs, nous avons également procédé à la vérification des informations relatives au groupe données dans le rapport sur la gestion du groupe, conformément aux normes de la profession applicables en France. Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes consolidés.

Paris et Neuilly, le 14 novembre 2000.

Les commissaires aux comptes :

Constantin Associés : J.M. BASTIER ; Calan Ramolino & Associés : B. SCHEIDECKER.

82039

FRANÇAISE DE MEUNERIE

Société anonyme au capital de 51 287 000 F.
Siège social : Quai du Général Sarrail, 10400 Nogent sur Seine.
955 200 167 R.C.S. Troyes.

I. — L'assemblée générale mixte du 18 décembre 2000 a approuvé sans modification les comptes au 30 juin 2000 ainsi que l'affectation des résultats publiés au *Bulletin des Annonces légales obligatoires* du 24 novembre 2000 pages 21728 à 21732.

II. — Attestation des commissaires aux comptes.

Nous avons effectué notre audit selon les normes professionnelles applicables en France : ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes annuels ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations signficatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes annuels sont réguliers et sincères et donnent une image fidèle du résultat des opérations de l'exercice écoulé ainsi que de la situation financière et du patrimoine de la société à la fin de cet exercice.

Paris et Neuilly, le 14 novembre 2000.

Les commissaires aux comptes :

Constantin Associés : J.M. BASTIER ; Calan Ramolino & Associés : B. SCHEIDECKER.

III. — Attestation des commissaires aux comptes sur les comptes consolidés.

En exécution de la mission qui nous a été confiée par votre assemblée générale, nous avons procédé au contrôle des comptes consolidés de la société Française de Meunerie établis en FF relatifs à l'exercice clos le 30 juin 2000, tels qu'ils sont joints au présent rapport.

Les comptes consolidés ont été arrêtés par le conseil d'administration. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

Nous avons effectué notre audit selon les normes professionnelles applicables en France : ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes consolidés ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes consolidés sont réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière, ainsi que de résultat de l'ensemble constitué par les entreprises comprises dans la consolidation.

Par ailleurs, nous avons également procédé à la vérification des informations données dans le rapport sur la gestion du groupe. Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes consolidés,

Paris et Neuilly, le 14 novembre 2000.

Les commissaires aux comptes :

Constantin Associés : Calan Ramolino & Associés :

GRANDS MOULINS DE STRASBOURG

Société anonyme au capital de 16 773 400 F entièrement libéré.
Siège social : 61, avenue d'Iéna, 75116 Paris.
Services administratifs : 1, place Henry-Lévy, 67016 Strasbourg Cedex.
552 095 598 R.C.S. Paris.

Chiffres d'affaires comparés (hors taxes).
(En francs.)

Minoterie	2000	1999
Quatrième trimestre (1)	52 696 915	152 318 491
Troisième trimestre (1)	51 674 023	139 802 042
Deuxième trimestre	144 362 145	152 796 353
Premier trimestre	137 966 125	131 708 551
Total	386 699 208	576 625 437

(1) Filialisation de l'activité Minoterie à compter du 1er juillet 2000, le chiffre d'affaires y relatif n'est donc plus inclus dans celui des Grands Moulins de Strasbourg.

82067

L'OREAL

Société anonyme au capital de 135 212 432 euros.
Siège social : 14, rue Royale, 75008 Paris.
Siège administratif : 41, rue Martre, 92110 Clichy.
632 012 100 R.C.S. Paris. — APE : 245 C.

Chiffre d'affaires consolidé.
(En millions d'euros.)

	2000	1999
Premier trimestre :		
Cosmétique	2 939,8	2 552,5
Dermatologie	59,0	46,7
Autres	21,2	15,5
Total premier trimestre	3 020,0	2 614,8
Deuxième trimestre :		
Cosmétique	3 053,3	2 681,3
Dermatologie	58,0	56,7
Autres	18,6	19,7
Total deuxième trimestre	3 129,9	2 757,7
Troisième trimestre :		
Cosmétique	3 153,7	2 581,2
Dermatologie	72,2	40,4
Autres	28,2	15,6
Total troisième trimestre	3 254,1	2 637,2
Quatrième trimestre :		
Cosmétique	3 170,5	2 666,0
Dermatologie	73,5	54,8
Autres	23,2	20,2
Total quatrième trimestre	3 267,2	2 741,0
Récapitulation :		
Cosmétique	12 317,4	10 481,0
Dermatologie	262,6	198,7
Autres	91,2	71,0
Total année 2000	12 671,2	10 750,7

1°) La croissance du chiffre d'affaires du groupe l'Oréal, au 31 décembre 2000, à données publiées s'élève à 17,9 % et 10,5 % hors effets monétaires.

A données comparables, c'est-à-dire à structure et taux de change identiques, la croissance du chiffre d'affaires consolidé du groupe l'Oréal s'élève à 8,4 %.

2°) L'évolution du chiffre d'affaires « Cosmétique » est de 17,5 % à données publiées et de 10,3 % hors effets monétaires. Ces expansions sont conformes au communiqué du 24 janvier 2001.

3°) Les chiffres d'affaires de Kiehl's, Matrix et Carson ont été pris en compte dans la consolidation au 31 décembre 2000.

4°) Le chiffre d'affaires consolidé est calculé avec les cours moyens de fin de période retenus pour l'établissement des comptes à cette date.

Les chiffres du tableau ci-dessus représentent la somme des ventes faites

leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes consolidés, établis conformément aux règles et principes comptables applicables en France, sont réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation.

Par ailleurs, nous avons également procédé à la vérification des informations relatives au groupe données dans le rapport sur la gestion du groupe, conformément aux normes de la profession applicables en France. Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes consolidés.

Paris et Neuilly, le 14 novembre 2000.

Les commissaires aux comptes :

Constantin Associés : J.M. BASTIER ; Calan Ramolino & Associés : B. SCHEIDECKER.

82039

FRANÇAISE DE MEUNERIE

Société anonyme au capital de 51 287 000 F.
Siège social : Quai du Général Sarrail, 10400 Nogent sur Seine.
955 200 167 R.C.S. Troyes.

I. — L'assemblée générale mixte du 18 décembre 2000 a approuvé sans modification les comptes au 30 juin 2000 ainsi que l'affectation des résultats publiés au *Bulletin des Annonces légales obligatoires* du 24 novembre 2000 pages 21728 à 21732.

II. — Attestation des commissaires aux comptes.

Nous avons effectué notre audit selon les normes professionnelles applicables en France : ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes annuels ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations signficatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes annuels sont réguliers et sincères et donnent une image fidèle du résultat des opérations de l'exercice écoulé ainsi que de la situation financière et du patrimoine de la société à la fin de cet exercice.

Paris et Neuilly, le 14 novembre 2000.

Les commissaires aux comptes :

Constantin Associés : J.M. BASTIER ; Calan Ramolino & Associés : B. SCHEIDECKER.

III. — Attestation des commissaires aux comptes sur les comptes consolidés.

En exécution de la mission qui nous a été confiée par votre assemblée générale, nous avons procédé au contrôle des comptes consolidés de la société Française de Meunerie établis en FF relatifs à l'exercice clos le 30 juin 2000, tels qu'ils sont joints au présent rapport.

Les comptes consolidés ont été arrêtés par le conseil d'administration. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

Nous avons effectué notre audit selon les normes professionnelles applicables en France : ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes consolidés ne comportent pas d'anomalies significatives. Un audit consiste à examiner, par sondages, les éléments probants justifiant les données contenues dans ces comptes. Il consiste également à apprécier les principes comptables suivis et les estimations significatives retenues pour l'arrêté des comptes et à apprécier leur présentation d'ensemble. Nous estimons que nos contrôles fournissent une base raisonnable à l'opinion exprimée ci-après.

Nous certifions que les comptes consolidés sont réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière, ainsi que de résultat de l'ensemble constitué par les entreprises comprises dans la consolidation.

Par ailleurs, nous avons également procédé à la vérification des informations données dans le rapport sur la gestion du groupe. Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes consolidés,

Paris et Neuilly, le 14 novembre 2000.

Les commissaires aux comptes :

Constantin Associés : Calan Ramolino & Associés :

GRANDS MOULINS DE STRASBOURG

Société anonyme au capital de 16 773 400 F entièrement libéré.
Siège social : 61, avenue d'Iéna, 75116 Paris.
Services administratifs : 1, place Henry-Lévy, 67016 Strasbourg Cedex.
552 095 598 R.C.S. Paris.

Chiffres d'affaires comparés (hors taxes).
(En francs.)

Minoterie	2000	1999
Quatrième trimestre (1)	52 696 915	152 318 491
Troisième trimestre (1)	51 674 023	139 802 042
Deuxième trimestre	144 362 145	152 796 353
Premier trimestre	137 966 125	131 708 551
Total	386 699 208	576 625 437

(1) Filialisation de l'activité Minoterie à compter du 1er juillet 2000, le chiffre d'affaires y relatif n'est donc plus inclus dans celui des Grands Moulins de Strasbourg.

82067

L'OREAL

Société anonyme au capital de 135 212 432 euros.
Siège social : 14, rue Royale, 75008 Paris.
Siège administratif : 41, rue Martre, 92110 Clichy.
632 012 100 R.C.S. Paris. — APE : 245 C.

Chiffre d'affaires consolidé.
(En millions d'euros.)

	2000	1999
Premier trimestre :		
Cosmétique	2 939,8	2 552,5
Dermatologie	59,0	46,7
Autres	21,2	15,5
Total premier trimestre	3 020,0	2 614,8
Deuxième trimestre :		
Cosmétique	3 053,3	2 681,3
Dermatologie	58,0	56,7
Autres	18,6	19,7
Total deuxième trimestre	3 129,9	2 757,7
Troisième trimestre :		
Cosmétique	3 153,7	2 581,2
Dermatologie	72,2	40,4
Autres	28,2	15,6
Total troisième trimestre	3 254,1	2 637,2
Quatrième trimestre :		
Cosmétique	3 170,5	2 666,0
Dermatologie	73,5	54,8
Autres	23,2	20,2
Total quatrième trimestre	3 267,2	2 741,0
Récapitulation :		
Cosmétique	12 317,4	10 481,0
Dermatologie	262,6	198,7
Autres	91,2	71,0
Total année 2000	12 671,2	10 750,7

1°) La croissance du chiffre d'affaires du groupe l'Oréal, au 31 décembre 2000, à données publiées s'élève à 17,9 % et 10,5 % hors effets monétaires.

A données comparables, c'est-à-dire à structure et taux de change identiques, la croissance du chiffre d'affaires consolidé du groupe l'Oréal s'élève à 8,4 %.

2°) L'évolution du chiffre d'affaires « Cosmétique » est de 17,5 % à données publiées et de 10,3 % hors effets monétaires. Ces expansions sont conformes au communiqué du 24 janvier 2001.

3°) Les chiffres d'affaires de Kiehl's, Matrix et Carson ont été pris en compte dans la consolidation au 31 décembre 2000.

4°) Le chiffre d'affaires consolidé est calculé avec les cours moyens de fin de période retenus pour l'établissement des comptes à cette date.

Les chiffres du tableau ci-dessus représentent la somme des ventes faites

SEND TO A FRIEND ADD TO MY LOREAL-FINANCE.COM PRINT

02 DEC -9 AM 8:03

L'ORÉAL

7th February, 2001 :

CONSOLIDATED SALES
OF THE L'OREAL GROUP AT 12/31/00
(EUR millions)
Published in the Bulletin des Annonces Légales Obligatoires of feb, 7th (p.913)

	12.31.00	12.31.99
FIRST QUARTER		
Cosmetics	2,939.8	2,552.5
Dermatology	59.0	46.7
Other	21.2	15.5
TOTAL FIRST QUARTER	**3,020.0**	**2,614.8**
SECOND QUARTER		
Cosmetics	3,053.3	2,681.3
Dermatology	58.0	56.7
Other	18.6	19.7
TOTAL SECOND QUARTER	**3,129.9**	**2,757.7**
THIRD QUARTER		
Cosmetics	3,153.7	2,581.2
Dermatology	72.2	40.4
Other	28.2	15.6
TOTAL THIRD QUARTER	**3,254.1**	**2,637.2**
FOURTH QUARTER		
Cosmetics	3,170.5	2,666.0
Dermatology	73.5	54.8
Other	23.2	20.2
TOTAL FOURTH QUARTER	**3,267.2**	**2,741.0**
SUMMARY		
Cosmetics	12,317.4	10,481.0
Dermatology	262.6	198.7
Other	91.2	71.0
TOTAL FOR THE YEAR	**12,671.2**	**10,750.7**

1) For the year ended 31st of December, 2000, the sales growth of the L'OREAL group was 17.9% on published figures and 10.5% excluding currency effects.
On a like-for-like basis, i.e. with identical structure and exchange rates, the increase of L'OREAL consolidated sales rises by 8.4%.

2) Growth in cosmetics sales is 17.5% on published figures and 10.3% excluding currency effects. These figures are in accordance with the release of 24th January, 2001.

3) The sales of Kiehl's, Matrix and Carson were consolidated at 31st December, 2000.

4) Consolidated sales are calculated with average exchange rates for the year as established for group accounting statements. The table above indicates the sales to third parties by L'OREAL SA, together with its French and foreign subsidiaries.

Top of page

c) Translation of the 2000 annual

L'Oreal S.A.
12g3-2(b) application
Document # 3

b) 2001 first quarter sales published in French in the BALO

	Chiffres au 31/03	Chiffres au 31/12	
	2001 en milliers	2000 en milliers	1999 en milliers
France – Orange France :			
Forfaits	7 594	7 425	6 418
Offres en prépayé	7 495	6 886	3 633
Total	15 089	14 311	10 051
Royaume-Uni – Orange UK :			
Forfaits	3 166	3 077	2 443
Offres en prépayé	7 866	6 757	2 451
Total	11 032	9 834	4 894
Reste du monde :			
Pays-Bas – Dutchtone	1 229	1 023	356
Slovaquie – Globtel	750	617	397
Danemark – Mobilix	534	517	319
Roumanie – MobilRom	1 301	1 222	622
Belgique – Mobistar	1 933	1 800	1 040
Suisse – OCSA	811	786	313
Autres reste du monde	557	391	155
Total reste du monde	7 115	6 356	3 202
Orange total	33 236	30 501	18 147

88751

L'OREAL

Société anonyme au capital de 135 212 432 €.
Siège social : 14, rue Royale, 75008 Paris.
632 012 100 R.C.S. Paris.

Chiffre d'affaires consolidé du groupe au 31 mars 2001.
(En millions d'euros.)

	31/03/2001	31/03/2000
Premier trimestre :		
Cosmétique	3 320,8	2 939,8
Dermatologie	63,3	59,0
Autres	23,4	21,2
Total premier trimestre	3 407,5	3 020,0

1°) La croissance du chiffre d'affaires du groupe l'Oréal, au 31 mars 2001, à données publiées s'élève à 12,8 % et à 11,6 % hors effets monétaires.

A données comparables, c'est-à-dire à structure et taux de change identiques, la croissance du chiffre d'affaires consolidé du groupe L'Oréal s'élève à 7,8 %.

2°) L'évolution du chiffre d'affaires « Cosmétique » est de 13,0 % à données publiées et de 11,8 % hors effets monétaires.

Ces expansions sont conformes au communiqué du 5 avril 2001.

3°) Le chiffre d'affaires consolidé est calculé avec les cours moyens de fin de période retenus pour l'établissement des comptes à cette date.

Les chiffres du tableau ci-dessus représentent la somme des ventes faites à des tiers par L'Oréal SA et ses filiales françaises et étrangères.

89089

PARCOURS S.A.

Société anonyme au capital de 68 978 210 F.
Siège social : 11-15, quai de Dion-Bouton, 92800 Puteaux.
399 399 484 R.C.S. Nanterre.

Chiffres d'affaires trimestriels comparés.

	2001	2000	Evolution
Société-mère :			
Premier trimestre	61 555	52 466	17,3 %
Groupe :			
Premier trimestre	81 056	67 580	19,9 %

89012

PARFICI

(Filiale à 95,51 % de BNP Paribas.)

Société anonyme au capital de 113 978 500 F.
Siège social : 41, avenue de l'Opéra, 75002 Paris.
352 313 548 R.C.S. Paris.

Les comptes annuels au 31 décembre 1999, approuvés par l'assemblée

PARIBAS PARTICIPATIONS

(Filiale à 100 % de BNP Paribas.)

Société anonyme au capital de 20 800 000 F.
Siège social : 41, avenue de l'Opéra, 75002 Paris.
712 016 047 R.C.S. Paris.

Les comptes annuels au 31 décembre 1999, approuvés par l'assemblée générale ordinaire du 08 juin 2000, ont été publiés dans « Le Journal Spécial des Sociétés » du 5 mai 2001.

88990

GRANDE PAROISSE S.A.

Société anonyme au capital de 45 600 000 €.
Siège social : 4 et 8, cours Michelet, 92800 Puteaux.
670 802 420 R.C.S. Nanterre.
Exercice social : du 1er janvier au 31 décembre.

Chiffres d'affaires comparés.
(En milliers d'euros.)

	2001	2000
Produits Azotes et divers :		
Premier trimestre	215 669	202 146
Deuxième trimestre		140 859
Troisième trimestre		169 134
Quatrième trimestre		210 601
	215 669	722 740
Ventes de procédés et d'installations :		
Premier trimestre	96	99
Deuxième trimestre		
Troisième trimestre		
Quatrième trimestre		
	96	99
Récapitulation :		
Premier trimestre	215 765	202 245
Deuxième trimestre		
Troisième trimestre		
Quatrième trimestre		
	215 765	202 245

88950

CARPINIENNE DE PARTICIPATIONS

Société anonyme au capital de 31 910 900 F.
Siège social : 83, rue du Faubourg Saint-Honoré, 75008 Paris.
768 801 243 R.C.S. Paris.

Documents comptables annuels.

I. — **Bilan au 31 décembre 2000.**

Actif	31/12/2000 Brut	Amortissements ou provisions	Net	Net	31/12/1999 Net
	K€	K€	K€	KF	K€
Actif immobilisé :					
Immobilisations incorporelles :					
Concessions, brevets, droits similaires immobilisations corporelles :					
Terrains	2		2	13	2
Constructions	63	57	6	39	8
Immobilisations financières :					
Titres de participation	29 008		29 008	190 280	11 781
Créances ratta-					

L'Oreal S.A.
12g3-2(b) application
Document # 4

d) 2001 first half Sales published in French in the BALO

L'OREAL

Société anonyme au capital de 135 212 432 €.
Siège social : 14, rue Royale, 75008 Paris.
632 012 100 R.C.S. Paris.

Chiffre d'affaires consolidé.
(En millions d'euros.)

	30/06/2001	30/06/2000
Premier trimestre :		
Cosmétique	3 320,8	2 939,8
Dermatologie	63,3	59,0
Autres	23,4	21,2
Total premier trimestre	3 407,5	3 020,0
Deuxième trimestre :		
Cosmétique	3 474,1	3 053,3
Dermatologie	73,3	58,0
Autres	23,4	18,6
Total deuxième trimestre	3 570,8	3 129,9
Premier semestre :		
Cosmétique	6 794,9	5 993,2
Dermatologie	136,6	116,9
Autres	46,8	39,8
Total premier semestre	6 978,3	6 149,9

1. La croissance du chiffre d'affaires du groupe L'Oréal, au 30 juin 2001, à données publiées s'élève à 13,5 % et à 11,7 % hors effets monétaires.

A données comparables, c'est à dire à structure et taux de change identiques, la croissance du chiffre d'affaires consolidé du groupe L'Oréal s'élève à 7,8 %.

2. L'évolution du chiffre d'affaires « Cosmétiques » est de 13,4 % à données publiées et de 11,7 % hors effets monétaires.

Ces expansions sont conformes au communiqué du 12 juillet 2001.

3. Le chiffre d'affaires consolidé est calculé avec les cours moyens de fin de période retenus pour l'établissement des comptes à cette date.

Les chiffres du tableau ci-dessus représentent la somme des ventes faites à des tiers par L'Oréal SA et ses filiales françaises et étrangères.

97247

OTOR

Société anonyme au capital de 22 167 792 €.
Siège social : 70, boulevard de Courcelles, 75838 Paris Cedex 17.
775 563 356 R.C.S. Paris.

Chiffres d'affaires comparés (hors taxes).
(En milliers d'euros.)

	2001	2000
1°) Société-mère :		
Premier trimestre	2 949	2 659
Deuxième trimestre	(**) 3 190	3 061
Total	(**) 6 139	5 720
2°) Groupe consolidé :		
Premier trimestre	106 755	96 383
Deuxième trimestre	(**) 107 717	104 367
Total	(**) 214 472	200 750

(**) Chiffres d'affaires provisoires.

Le chiffre d'affaires consolidé du premier semestre 2001 progresse de 6,8 % par rapport à 2000.

97305

PAGLOP

(Filiale de Casino Guichard-Perrachon à hauteur de 100 %.)

Société par actions simplifiée au capital de 85 024 350 €.
Siège social : 24, rue de la Montat, 42100 Saint-Etienne.
428 250 898 R.C.S. Saint-Etienne.

Les comptes annuels de l'exercice 2000 approuvés par l'associé unique en

PARCOURS S.A.

Société anonyme au capital de 13 795 642 €.
Siège social : 11/15, quai De Dion-Bouton, 92800 Puteaux.
399 399 484 R.C.S. Nanterre.

Chiffres d'affaires trimestriels comparés.

	2001	2000	Evolution
Société-mère :			
Premier trimestre	61 555	52 466	17,3 %
Deuxième trimestre	67 866	57 224	18,6 %
Premier semestre	129 421	109 690	18,0 %
Groupe :			
Premier trimestre	81 056	67 580	19,9 %
Deuxième trimestre	89 425	72 554	23,3 %
Premier semestre	170 481	140 134	21,7 %

97293

PAREL

Société anonyme au capital de 10 209 310,75 €.
Siège social : 50, boulevard Haussmann, 75009 Paris.
387 640 923 R.C.S. Paris.

Situation au 30 juin 2001.
(En euros.)

Actif	Au 30/06/2001
Caisse, instituts d'émission, Trésor public, C.C.P.	282 710,40
Etablissements de crédit et institutions financières	266 124 670,12
Comptes débiteurs de la clientèle	3 028,09
Débiteurs divers	271 830 429,16
Comptes de régularisation débiteurs	119 626 185,96
Opérations de transaction sur titres	19 264,28
Comptes de négociation et de règlement	1 662 832 307,43
Opérations de placement	1 838,68
Titres de participation, de filiales	4 954 075,44
Valeurs brutes	4 954 075,44
Provision	- 0,00
Valeurs nettes	4 954 075,44
Immobilisations	513 515,32
Valeurs brutes	5 458 933,56
Amortissements	- 4 945 418,24
Valeurs nettes	513 515,32
Immobilisations en cours	268 253,49
Total du bilan	2 326 456 278,37

Passif	Au 30/06/2001
Etablissements de crédit et institutions financières	12 944 454,94
Comptes créditeurs de la clientèle	6 361 370,58
Créditeurs divers	261 060 315,73
Comptes de régularisation créditeurs	19 447 437,40
Opérations de transaction sur titres	40 515,34
Comptes de négociation et de règlement	1 994 597 605,42
Emprunts et titres participatifs	12 348 370,40
Provisions	1 104 578,79
Réserves	3 298 559,53
Capital	15 250 000,00
Report à nouveau	3 070,24
Total du bilan	2 326 456 278,37

Hors bilan	30/06/2001
Engagements en faveur ou d'ordre d'établissements de crédit ou d'institutions financières	22 541 690 000,00
Engagements reçus d'établissements de crédit ou d'institutions financières	35 018 905,66
Engagements sur titres	19 113 288 147,70
Divers	739 682,46

02 DEC -9 AM 8:14

L'ORÉAL

PRE-TAX CONSOLIDATED SALES OF THE L'OREAL GROUP FOR THE FIRST HALF 2001 (30.06.01)

(In millions of Euros)

	30.06.01	30.06.00
1st QUARTER		
Cosmetics	3320.8	2939.8
Dermatology	63.3	59
Other	23.4	21.2
TOTAL 1st QUARTER	**3407.5**	**3020.0**
2nd QUARTER		
Cosmetics	3474.1	3053.3
Dermatology	73.3	58.0
Other	23.4	18.6
TOTAL 2nd QUARTER	**3570.8**	**3129.9**
1st HALF		
Cosmetics	6794.9	5993.2
Dermatology	136.6	116.9
Other	46.8	39.8
TOTAL 1st HALF	**6978.3**	**6149.9**

1- On the 30th of June L'OREAL's first half sales growth is 13.5% in published figures and 11.7% excluding monetary effects.
On a comparable basis, that is to say with an identical structure and exchange rates, the L'OREAL Group's consolidated sales increased by 7.8%.

2- " Cosmetics " sales rose 13.4% on published figures and 11.7% excluding monetary effects.
These growth figures in accordance with the 17 July 2000 release.

3- The consolidated sales are calculated using the average monthly rates adopted for consolidated financial statements at the applicable date.
The figures in the above table reflect the total sales made to third parties by L'OREAL SA and its French and foreign subsidiaries.

Top of page

e) Translation of the 2001 first half Sales published in the BALO

L'Oreal S.A.
12g3-2(b) application
Document # 5

g) 2001 first half results
published in French in
the BALO

Au total, la variation de la trésorerie issue des opérations d'exploitation est négative de 112 millions d'euros, sans que ce chiffre soit représentatif de celui de l'ensemble de l'année.

Le solde des opérations d'investissement, acquisitions et investissements opérationnels, et des cessions représente un décaissement de 1 490 millions d'euros.

Les acquisitions d'immobilisations corporelles et incorporelles du groupe constituent un débours de trésorerie de 642 millions d'euros. Ils ont plus particulièrement concerné l'accroissement des capacités de production de Louis Vuitton, le développement des réseaux de distribution de DFS et de Louis Vuitton, ainsi que des investissements immobiliers.

Le cumul des acquisitions de participations a représenté au premier semestre 2001 la somme de 809 millions d'euros. En particulier, l'impact en trésorerie de l'acquisition de Gabrielle Studio, propriétaire de la marque Donna Karan, a représenté 491 millions d'euros et celui de la Samaritaine 200 millions d'euros, y compris la trésorerie de ces sociétés lors de leur acquisition.

En sens inverse, les cessions d'actifs immobilisés ont eu un effet limité au premier semestre.

Les cessions de titres LVMH effectuées par le groupe, nettes des acquisitions, ont généré au premier semestre un apport en trésorerie de 296 millions d'euros.

La distribution de dividendes au cours du premier semestre 2001, hors actions auto-détenues, a concerné les actionnaires de LVMH S.A. au titre du solde du dividende 2000 pour un montant de 243 millions d'euros, distribué en juin, et les actionnaires minoritaires des sociétés consolidées, qui ont reçu un montant total de 95 millions d'euros.

Les besoins de financement, après toutes opérations de gestion, d'investissement, et après versement du solde du dividende 2000, ont atteint 1 604 millions d'euros.

Ces besoins, ainsi que ceux consécutifs à l'amortissement d'emprunts et de dettes financières pour un montant de 474 millions d'euros, ont été satisfaits au moyen de nouveaux emprunts et dettes financières.

Les émissions ou souscriptions d'emprunts et dettes financières ont permis de recueillir 1 864 millions d'euros. Le groupe a poursuivi sa politique d'allongement de la maturité de sa dette, au moyen en particulier d'émissions obligataires dont le volume a atteint 1 531 millions d'euros au premier semestre. Notamment, il a procédé en février à une émission obligataire à 3 ans d'un montant nominal de 800 millions d'euros et en juin à une émission à 7 ans d'un montant nominal de 500 millions d'euros. En outre, le programme d'Euro Medium Term Notes (de droit français) mis en place en 2000 a permis de réaliser plusieurs émissions obligataires pour un montant global de 231 millions d'euros. Le recours par le groupe à la dette financière court terme ne s'est que légèrement accru, l'encours du programme de billets de trésorerie restant stable.

A l'issue des opérations du semestre, la variation nette de trésorerie est négative de 246 millions d'euros.

Comptes de la société LVMH S.A.

Le chiffre d'affaires du 1er semestre 2001, s'est élevé à 487 millions d'euros (contre 446 millions d'euros au 1er semestre de l'exercice précédent).

Le résultat net s'est élevé à 213 millions d'euros (contre 437 millions d'euros au 1er semestre de l'exercice précédent).

IV. — **Rapport des commissaires aux comptes.**

En notre qualité de commissaire aux comptes et en application de l'article L. 232-7 du Code de commerce, nous avons procédé à :

— l'examen limité des comptes consolidés semestriels du groupe LVMH Moët Hennessy Louis Vuitton établis en euros, conformément aux règles et principes comptables applicables en France et relatifs à la période du 1er janvier au 30 juin 2001, tels qu'ils sont joints au présent rapport ;

— la vérification des informations données dans le rapport semestriel.

Ces comptes intermédiaires consolidés ont été établis sous la responsabilité du conseil d'administration. Il nous appartient, sur la base de notre examen limité, d'exprimer notre conclusion sur ces comptes.

Nous avons effectué cet examen selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences limitées conduisant à une assurance, moins élevée que celle résultant d'un audit, que les comptes intermédiaires consolidés ne comportent pas d'anomalies significatives. Un examen de cette nature ne comprend pas tous les contrôles propres à un audit, mais se limite à mettre en œuvre des procédures analytiques et à obtenir des dirigeants et de toute personne compétente les informations que nous avons estimées nécessaires.

Sur la base de notre examen limité, nous n'avons pas relevé d'anomalies significatives de nature à remettre en cause la régularité et la sincérité des comptes intermédiaires consolidés, établis conformément aux règles et principes comptables applicables en France, et l'image fidèle qu'ils donnent du résultat des opérations du semestre ainsi que de la situation financière et du patrimoine du groupe.

Nous avons également procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations données dans le rapport semestriel commentant les comptes intermédiaires consolidés sur lesquels a porté notre examen limité.

Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes intermédiaires consolidés.

Paris, le 13 septembre 2001,

MERCURE LA DEFENSE V

(Capital détenu directement à 99,96 % par Accor.)

Société en nom collectif au capital de 250 000 F.
Siège social : 18/30, rue Baudin, place Charas, 92400 Courbevoie.
420 959 298 R.C.S. Nanterre.
Exercice social : du 1er janvier au 31 décembre.

Le bilan et les comptes de l'exercice 2000, approuvés par l'assemblée générale ordinaire du 28 juin 2001, ont été publiés dans le journal d'annonces légales les « Affiches Versaillaises » du 18 septembre 2001.

99614

L'OREAL

Société anonyme au capital de 135 212 432 €.
Siège social : 14, rue Royale, 75008 Paris.
Siège administratif : 41, rue Martre, 92117 Clichy
632 012 100 R.C.S. Paris.

Situation semestrielle au 30 juin 2001.
(En millions d'euros.)

I. — **Bilans consolidés comparés.**
(En millions d'euros.)

Actif (valeurs nettes)	30/06/01	31/12/00 (1)
Actif immobilisé	7 979,3	7 605,1
Capital souscrit non appelé	0,1	0,1
Ecarts d'acquisition	561,6	506,5
Immobilisations incorporelles	4 277,9	4 134,6
Immobilisations corporelles	1 749,2	1 611,6
Immobilisations financières	197,6	230,4
Titres mis en équivalence	1 192,9	1 121,9
Actif circulant	6 947,9	6 215,6
Stocks et en-cours	1 283,0	1 226,9
Avances et acomptes versés	71,4	79,3
Créances clients et comptes rattachés	2 677,6	2 168,4
Autres créances et comptes de régularisation actif	1 267,9	1 153,5
Valeurs mobilières de placement	1 191,5	1 081,7
Disponibilités	456,5	505,8
Ecarts de conversion actif	17,0	16,0
Total de l'actif	14 944,2	13 836,7

Passif	30/06/01	31/12/00 (1)
Capitaux propres (part du groupe)	6 836,8	6 240,1
Capital	135,2	135,2
Primes d'émission, apport, fusion	953,4	953,4
Réserves	5 047,5	4 182,1
Résultat net de l'exercice	700,7	969,4
Intérêts minoritaires	11,6	9,9
Provisions pour risques et charges	1 499,2	1 356,9
Emprunts et dettes financières	3 258,1	3 423,6
Emprunts obligataires	7,2	6,6
Emprunts et dettes à MLT	872,2	826,0
Emprunts et dettes à CT	2 378,7	2 591,0
Dettes d'exploitation et diverses	3 324,8	2 799,9
Avances et acomptes reçus	1,7	2,2
Dettes fournisseurs et comptes rattachés	1 920,8	1 726,9
Autres dettes et comptes de régularisation passif	1 402,3	1 070,8
Ecarts de conversion passif	13,7	6,3
Total du passif	14 944,2	13 836,7

(1) Le bilan au 31 décembre 2000 tient compte de la mise en place de la méthode préférentielle relative aux engagements de retraite et avantages assimilés (voir paragraphe D-7 des notes annexes).

II. — **Comptes de résultat consolidés comparés.**
(En millions d'euros.)

	30/06/01	30/06/00 (1)	31/12/00 (1)

	30/06/01	30/06/00 (1)	31/12/00 (1)
Impôts et taxes	– 87,1	– 75,2	– 152,2
Dotations aux amortissements et provisions	– 262,6	– 200,4	– 448,6
Résultat d'exploitation	792,4	690,2	1 540,8
Pertes et gains de change	22,0	– 28,2	– 59,5
Résultat d'exploitation corrigé	814,4	662,0	1 481,3
Charges et produits financiers	– 87,2	– 60,3	– 159,3
Résultat avant impôt des sociétés intégrées	727,2	601,7	1 322,0
Impôts sur les résultats	– 261,4	– 224,1	– 488,5
Résultat net opérationnel des sociétés intégrées	465,8	377,6	833,5
Quote-part du résultat net opérationnel des sociétés mises en équivalence	126,2	91,0	199,9
Résultat net opérationnel	592,0	468,6	1 033,4
Plus ou moins-values sur actifs immobilisés nettes d'impôt	144,3	2,2	– 10,3
Coûts de restructuration nets d'impôt	– 13,8	– 4,9	– 24,3
Dotations aux amortissements des écarts d'acquisition	– 17,0	– 4,0	– 24,0
Résultat net comptable	705,5	461,9	974,8
Intérêts minoritaires	– 4,8	– 3,7	– 5,4
Résultat net comptable part du groupe	700,7	458,2	969,4
Résultat net opérationnel part du groupe	587,1	464,9	1 027,8
Nombre de titres	676 062 160	676 062 160	676 062 160
Bénéfice net opérationnel par action (en euros)	0,87	0,69	1,52

(1) Dans certaines filiales, des reclassements ont été effectués sur divers postes de charges des comptes de résultat pour les rendre conformes au plan comptable du groupe en 2001.

Ces reclassements, effectués dans un but d'harmonisation, ne modifient aucun des niveaux de résultats.

Les historiques 30 juin 2000 et 31 décembre 2000 ont été retraités de façon à être directement comparables à 2001.

III. — Tableau de variation des capitaux propres consolidés.

	Capital	Primes	Ecarts de conversion	Changement de méthodes comptables	Réserves consolidées et résultats	Total
Situation au 31 décembre 2000	135,2	953,4	– 250,8	171,9	5 580,7	6 590,4
Impact de la mise en place de la méthode préférentielle sur les engagements de retraite et avantages assimilés				– 350,3		– 350,3
Dividendes versés (hors actions propres)					– 317,6	– 317,6
Variation des écarts de conversion (1)			219,0			219,0
Autres variations					– 5,4	– 5,4
Résultat consolidé de la période (part du groupe)					700,7	700,7
Situation au 30 juin 2001	135,2	953,4	– 31,8	– 178,4	5 958,4	6 836,8

(1) La variation des écarts de conversion du 1er semestre 2001 concerne essentiellement le dollar américain pour 188,8 millions d'euros.

IV. — Tableau des flux de trésorerie consolidés comparés.
(En millions d'euros.)

	30/06/01	30/06/00 (1)	31/12/00 (1)
Flux de trésorerie liés à l'activité :			
Résultat net des sociétés intégrées	573,9	368,6	769,4
Elimination des charges et des produits sans incidence sur la trésorerie ou non liés à l'activité :			
Amortissements et provisions	269,2	210,3	507,5
Variation des impôts différés	– 7,0		– 4,6
Plus ou moins-values nettes d'impôts des sociétés intégrées	– 139,0	0,1	15,8
Dividendes reçus des sociétés mises en équivalence			
Autres opérations sans incidence sur la trésorerie	– 1,0	1,0	– 1,9
Marge brute d'autofinancement des sociétés intégrées	696,1	580,0	1 286,2
Dividendes reçus des sociétés mises en équivalence	62,9	49,1	49,1
Variation du besoin en fonds de roulement lié à l'activité	– 72,0	– 340,9	– 356,6
Flux net de trésorerie généré par l'activité (A)	687,0	288,2	978,7
Flux de trésorerie liés aux opérations d'investissements :			
Cessions d'immobilisations	– 78,7	7,7	15,9
Incidence des variations de périmètre	286,7	– 225,8	– 1 194,9
Flux net de trésorerie liés aux opérations d'investissement (B)	– 182,6	– 488,6	– 2 124,8
Flux de trésorerie liés aux opérations de financement :			
Dividendes versés	– 316,1	– 236,6	– 266,7
Variation des dettes financières	– 260,8	248,0	1 443,9
Flux net de trésorerie lié aux opérations de financement (C)	– 576,9	11,4	1 177,2
Incidence des variations de cours des devises (D)	13,0	3,4	3,3
Variation de trésorerie (A+B+C+D)	– 59,5	– 185,7	34,5
Trésorerie d'ouverture (E)	639,3	604,9	604,9
Trésorerie de clôture (A+B+C+D+E)	579,8	419,2	639,3

(1) La marge brute d'autofinancement de juin 2000 et décembre 2000 a été recalculée conformément à la nouvelle méthodologie.

V. — Notes annexes.

Une sélection de notes utiles à la compréhension des comptes semestriels est fournie ci-après.

Les données chiffrées sont, sauf indications contraires, fournies en millions d'euros.

A) Principes et méthodes comptables.

des contrats qualifiés de location financement, l'adoption de cette méthode sur le résultat du premier semestre 2000, n'aurait pas été significative.

A compter du 1er janvier 2001, le groupe a choisi d'adopter la méthode préférentielle prévue par le règlement CRC 99-02 relative à la comptabilisation des engagements de retraite et autres avantages accordés aux salariés de manière homogène à l'échelon du groupe. Antérieurement, les engagements nets des fonds capitalisés étaient portés soit en provisions pour charges ou en dettes, soit encore en engagements hors bilan.

Conformément à la dérogation offerte par le Règlement 99-02, il est rappelé que le groupe a choisi d'opter pour une application prospective des opérations d'acquisition-cession de titres de sociétés consolidées.

B) Périmètre des activités.

La Société Shu Uemura Japon, dans laquelle le groupe a pris une participation de 35 % à la fin de l'année 2000 via sa filiale Nihon L'Oréal, est consolidée à compter du 1er janvier 2001 selon la méthode de la mise en équivalence. Les activités hors Japon ont été acquises par L'Oréal S.A. et certaines de ses filiales, elles sont consolidées par intégration globale.

Par ailleurs, le groupe a acquis la marque et la gamme de produits Biomedic à la fin du mois de juin 2001. L'investissement représentatif principalement d'actifs incorporels est en cours d'affectation au 30 juin 2001.

C) Information sectorielle.

1. – Chiffre d'affaires :

1.1. Ventilation du chiffre d'affaires consolidé par branche d'activité :

	30/06/01	Croissance (en %)		30/06/00	31/12/00
	(En millions d'euros)	A données publiées	Hors effets monétaires	(En millions d'euros)	(En millions d'euros)
Cosmétique	6 794,9	13,4	11,7	5 993,2	12 317,4
Dermatologie (1)	136,6	16,8	12,8	116,9	262,6
Autres	46,8	17,5	14,6	39,8	91,2
Groupe	6 978,3	13,5	11,7	6 149,9	12 671,2

(1) Part revenant au groupe, soit 50 %.

1.2. Ventilation du chiffre d'affaires consolidé par zone géographique :

	30/06/01	Croissance (en %)		30/06/00	31/12/00
	(En millions d'euros)	A données publiées	Hors effets monétaires	(En millions d'euros)	(En millions d'euros)
Europe de l'Ouest	3 512,8	4,9	5,1	3 349,5	6 328,0
Amérique du Nord	2 193,3	29,4	21,2	1 694,3	3 903,5
Reste du monde	1 272,2	15,0	16,3	1 106,1	2 439,7
Groupe	6 978,3	13,5	11,7	6 149,9	12 671,2

2. – Résultat d'exploitation corrigé :

— *Ventilation du résultat d'exploitation corrigé par branche d'activité* :

	30/06/01	30/06/00	31/12/00
Cosmétique	790,3	631,3	1 426,3
Dermatologie	25,7	32,9	57,3
Autres	– 1,6	– 2,2	– 2,3
Groupe	814,4	662,0	1 481,3

3. – Immobilisations :

3.1. Ventilation de l'actif immobilisé par branche d'activité :

Valeurs nettes (en millions d'euros)	Ecarts d'acquisition	Immob. incorporelles	Immob. corporelles	Immob. financières	Total au 30/06/01	31/12/00
Cosmétique	561,6	4 057,9	1 677,0	116,8	6 413,3	6 121,1
Dermatologie		213,2	36,0	5,2	254,4	248,1
Autres		6,8	36,2	75,6	118,6	113,9
Groupe	561,6	4 277,9	1 749,2	197,6	6 786,3	6 483,1

3.2. Ventilation de l'actif immobilisé net de la branche Cosmétique par zone géographique :

Valeurs nettes (en millions d'euros)	Ecarts d'acquisition	Immob. incorporelles	Immob. corporelles	Immob. financières	Total au 30/06/01	31/12/00
Europe de						

D) Notes sur les comptes de bilan.

1. – Immobilisations incorporelles. — La variation intervenue sur la période provient essentiellement de l'incidence des taux de change.

2. – Immobilisations corporelles. — Les investissements de la période se sont élevés à 199,1 millions d'euros.

La dotation aux amortissements au 30 juin 2001 s'élève à 124,5 millions d'euros contre 108,8 millions d'euros au 30 juin 2000.

3. – Titres mis en équivalence :

(En millions d'euros)	Contribution au 30/06/01			Valeur au bilan	
	% capital détenu	Capitaux propres consolidés	Résultat consolidé du semestre	30/06/01	31/12/00
Sanofi-Synthélabo	19,56	1 025,9	131,1 (1)	1 157,0	1 075,0
Ensemble Marie-Claire					46,4
C.C.B. (Japon)	20,00	0,6		0,6	0,5
Shu Uemura (Japon)	35,00	35,3		35,3	
Titres mis en équivalence		1 061,8	131,1	1 192,9	1 121,9

(1) Dont 5,4 millions d'euros de plus-values nettes réalisées par Sanofi-Synthélabo au cours du 1er semestre 2001 classées en plus et moins-values sur actifs immobilisés nettes d'impôt.

4. – Créances clients et comptes rattachés. — La variation par rapport au 31 décembre 2000 s'explique essentiellement par un effet saisonnier.

5. – Valeurs mobilières de placement :

(En millions d'euros)	30/06/01			31/12/00
	Valeur brute	Provision	Valeur nette	Valeur nette
Actions propres L'Oréal	1 073,5	13,7	1 059,8	939,8
O.P.C.V.M. et autres	123,8	0,5	123,3	129,9
Instruments financiers	8,4		8,4	12,0
Total	1 205,7	14,2	1 191,5	1 081,7

Les actions L'Oréal acquises, dans le cadre de plans d'options d'achats d'actions, représentent une valeur nette de 1 059,8 millions d'euros pour 18 104 400 actions, contre 939,8 millions d'euros au 31 décembre 2000.

La valeur boursière moyenne de juin 2001 des actions propres détenues s'élève à 1 385,9 millions d'euros, et à 1 380,5 millions d'euros au cours de clôture.

Au cours du 1er semestre 2001, il a été procédé à l'achat de 1 700 000 actions et à des levées d'options portant sur 691 100 actions.

6. – Emprunts et dettes financières. — La diminution de ce poste est liée *principalement à l'effet de la cession du Groupe Marie-Claire au cours du* premier semestre 2001.

Ventilation par échéance :

(En millions d'euros)	30/06/01	– 1 an	De 1 à 5 ans	+ 5 ans	31/12/00
Emprunts obligataires	7,2			7,2	6,6
Dettes financières de location financement	121,9	11,3	49,1	61,5	126,7
Autres emprunts et dettes à MLT	741,1	66,9	547,9	126,3	697,3
Emprunts et dettes à CT	2 202,1	2 202,1			2 410,3
Sous-total	3 072,3	2 280,3	597,0	195,0	3 240,9
Intérêts courus sur emprunts et dettes à MLT	9,2	9,2			2,0
Autres dettes financières à CT	176,6	176,6			180,7
Total	3 258,1	2 466,1	597,0	195,0	3 423,6

7. – Provisions pour retraites, indemnités de fin de carrière et autres avantages consentis aux retraités. — Le groupe a décidé d'opter à compter du 1er janvier 2001 pour l'enregistrement, dans les comptes consolidés, de la totalité des engagements de retraite et prestations assimilées.

Les caractéristiques des régimes en vigueur au sein du groupe sont les

A l'exception des congés de fin de carrière et de la prévoyance médicale des retraités, ces engagements font l'objet d'une couverture financière partielle par la souscription de contrats d'assurance.

— A l'étranger, lorsqu'il existe des plans de retraites ou d'autres engagements spécifiques à prestations définies, les engagements actuariels correspondants, nets des fonds capitalisés affectés à leur couverture, sont également pris en charge sur la base des droits acquis par les salariés.

La méthode d'évaluation actuarielle retenue est la méthode rétrospective avec salaires de fin de carrière.

La mise en place de cette méthode préférentielle se traduit par une augmentation, au 1er janvier 2001, des provisions pour risques et charges de 552,5 millions d'euros. Ce changement de méthode a une incidence nette d'impôt de 350,3 millions d'euros sur les capitaux propres d'ouverture. L'impact sur le résultat de l'exercice 2000 n'est pas significatif. Il s'élève à 14,6 millions d'euros net d'impôts.

Au 30 juin 2001, la charge actuarielle correspond à la moitié de la charge prévue pour l'ensemble de l'année.

Les principales hypothèses actuarielles utilisées au titre du premier semestre 2001 sont identiques à celles retenues au 31 décembre 2000, à savoir :

— taux d'inflation : 2,5 %,

— taux d'actualisation : 6 % (y compris taux d'inflation).

8. – Opérations de marché :

— Risque de change :

Les instruments de couverture sont affectés exclusivement aux dettes et créances comptabilisées et aux opérations prévisionnelles de l'année en cours et de l'année à venir.

Sur la base des informations fournies par les filiales, les opérations d'exploitation prévisionnelles font l'objet de couvertures de change, soit par options, soit par achats ou ventes à terme de devises.

Au 30 juin 2001, la valeur de marché des instruments financiers de couverture est négative pour un montant non significatif.

— Risque de taux :

A l'instar du change, la politique du groupe est de ne pas prendre de position spéculative.

Ainsi, le groupe a vocation à se refinancer principalement à taux variable.

De plus, les instruments financiers dérivés qui sont négociés dans le cadre de cette gestion, le sont à des fins de couverture.

Il n'apparaît pas au 30 juin 2001, de perte potentielle significative sur les instruments de couverture de taux.

E) Notes sur le compte de résultat.

Frais de personnel. — Au 30 juin 2001, ce poste inclut toutes les charges liées à la comptabilisation des engagements sociaux et tient compte des reclassements résultant de la mise en conformité avec le plan comptable du groupe : en conséquence, les périodes présentées ont fait l'objet de reclassements.

Impôts sur le résultat opérationnel. — La charge d'impôt courant et différé du premier semestre 2001 est calculée à partir d'un taux estimé pour l'année appliqué aux opérations propres au 30 juin 2001, soit 36 % pour 2001 et 37 % pour 2000.

Plus ou moins-values sur actifs immobilisés nettes d'impôt. — Cette rubrique enregistre le résultat de la cession de l'ensemble des participations dans le groupe Marie-Claire, réalisée en mars 2001.

Elle intègre également les conséquences de la cession de la Société Lanvin S.A. et de ses filiales.

Par ailleurs, des mises au rebut ou amortissements exceptionnels d'actifs immobilisés non stratégiques ont été enregistrés dans cette rubrique pour des montants individuels non significatifs.

F) Evénements postérieurs à la fin du semestre.

Le 16 juillet 2001, le groupe L'Oréal a acquis la marque brésilienne de maquillage et de shampoings Colorama.

Celle-ci a réalisé en 2000 un chiffre d'affaires net de 80 millions de réals soit 40 millions d'euros.

La consolidation de cette activité sera effectuée au second semestre 2001.

Le 31 août 2001, L'Oréal a conclu un accord avec l'actionnaire minoritaire Kose Corporation pour acquérir les 3,2 % que celui-ci possède dans Nihon L'Oréal KK, la filiale japonaise de L'Oréal. Cette transaction, qui complète les accords généraux de mars 1995, s'élève à 8 863 millions de yens.

VI. — **Rapport d'activité.**

A) Le groupe consolidé.

Le chiffre d'affaires consolidé de L'Oréal pour le premier semestre 2001 s'est élevé à 6,98 milliards d'euros. Sa croissance par rapport au premier semestre 2000 est de 13,5 %.

Les effets monétaires ont eu un impact positif de 1,8 %.

A données comparables, c'est-à-dire à structure et taux de change identiques, la croissance du chiffre d'affaires consolidé du groupe s'est élevé à 7,8 % et hors effets monétaires à 11,7 %.

Sur le plan structurel, L'Oréal a bénéficié au premier semestre 2001 d'un effet positif de 3,9 % du fait de la consolidation des acquisitions réalisées au cours de l'exercice 2000.

Le résultat net opérationnel part du groupe, servant au calcul du bénéfice net par action, s'est élevé à 587,1 millions d'euros, en progression de 26,3 %

Par ailleurs, conformément à la méthode préférentielle du règlement CRS 99-02, le groupe a décidé d'opter à compter du 1er janvier 2001 pour l'enregistrement, dans les comptes consolidés, de la totalité des engagements de retraite et prestations assimilées.

La mise en place de cette méthode préférentielle se traduit par une augmentation, au 1er janvier 2001, des provisions pour risques et charges de 552,5 millions d'euros. Ce changement de méthode a une incidence nette d'impôt de 350,3 millions d'euros sur les capitaux propres d'ouverture. L'impact sur le résultat de l'exercice 2000 n'est pas significatif. Il s'élève à 14,6 millions d'euros net d'impôts.

B) Informations sectorielles.

1°) Cosmétique :

— Produits grand public : Au 30 juin 2001, le chiffre d'affaires consolidée de la division Produits grand public s'élève à 3,76 milliards d'euros, soit une progression en données consolidées de 11,3 % et en données comparables de 7,6 %.

La division Produits grand public est spécialisée dans la vente de produits cosmétiques en grande diffusion. Ses principales marques sont L'Oréal Paris, Garnier, Maybelline et Softsheen/Carson.

La marque Garnier a connu une progression très importante de son chiffre d'affaires grâce à son déploiement en Amérique latine, principalement au Mexique et au Brésil. L'Oréal Paris et Maybelline ont vu leurs chiffres d'affaires augmenter sensiblement y compris en Europe.

Les colorations Open de L'Oréal Paris et Lumia de Garnier ainsi que le fond de teint Smooth Result de Maybelline ont été lancés avec succès. La gamme de soin de la peau Age Perfect de L'Oréal Paris et la nouvelle gamme de shampooing Elsève Regenium de L'Oréal Paris ont elles aussi connu une bonne réussite.

— Produits de luxe : Au 30 juin 2001, le chiffre d'affaires consolidé de la division Produits de luxe s'élève à 1,69 milliard d'euros, soit une progression en données consolidées de 9,2 % et en données comparables de 7,1 %.

La division Produits de luxe, spécialisée dans la vente sélective de grandes marques mondiales à forte valeur ajoutée, Lancôme, Biotherm, Giorgio Armani, Ralph Lauren, Helena Rubinstein et Cacharel, a gagné des parts de marché en particulier en Asie, dont le Japon, et au Moyen Orient.

Les marques Lancôme et Biotherm se sont bien développées notamment en Asie, ainsi que la marque Kiehl's aux Etats-Unis. Le « Travel Retail » a connu une bonne progression en Europe et en Asie.

La grande signature de parfums Giorgio Armani et la marque Lancôme ont connu des succès majeurs grâce à Emporio White d'une part, Absolue de l'autre. Le soin de la peau Age Fitness de Biotherm a lui aussi remporté un succès immédiat.

— Produits professionnels : Au 30 juin 2001, le chiffre d'affaires consolidé de la division Produits professionnels s'élève à 923 millions d'euros, soit une progression en données consolidées de 33,7 % et en données comparables de 8,8 %.

Cette division est spécialisée dans la vente de produits capillaires aux professionnels de la coiffure. Au cours du premier semestre, la division a bénéficié d'une forte expansion pour l'ensemble de ses marques, très supérieure à la moyenne du marché.

Au sein de la marque Kérastase, la réussite du lancement de la gamme de soin du cheveu Oléo-Relax a renforcé les positions du groupe dans les salons de coiffure.

La marque Redken poursuit son internationalisation avec une croissance de son chiffre d'affaires de 18 %.

Conformément aux objectifs, la marque Matrix permet au groupe d'augmenter ses parts de marché dans les salons de coiffure aux Etats-Unis. Cette marque, nouvellement intégrée, renforce ainsi la division des produits professionnels, déjà présente à travers ses marques L'Oréal Professionnel, Kérastase et Redken.

— Cosmétique active : Au 30 juin 2001, le chiffre d'affaires consolidé du Département Cosmétique Active s'est élevé à 369 millions d'euros, soit une progression en données consolidées de 13,2 % et en données comparables de 9,4 %.

Le Département de la Cosmétique Active assure la vente de produits cosmétiques aux officines pharmaceutiques et aux espaces beauté-santé spécialisés.

Pour ce département, le premier semestre est marqué par une croissance importante en Amérique latine et en Europe de l'Est. La marque La Roche Posay a vu son chiffre d'affaires augmenter de 19 %.

Le lancement de Novadiol de Vichy a été un grand succès commercial.

L'acquisition récente de Biomedic aux Etats-Unis permettra au groupe de renforcer son portefeuille de produits dans le domaine de la dermo-cosmétique et d'accélérer son développement sur ce marché en croissance rapide.

2°) Dermatologie. — Au 30 juin 2001, le chiffre d'affaires consolidé de la branche dermatologique s'est élevé à 137 millions d'euros, soit une progression en données publiées de 16,8 % et en données comparables de 12,8 %.

Au cours du premier semestre, Galderma, dont L'Oréal consolide 50 %, a maintenu une bonne croissance.

Les ventes marquent une progression importante en Allemagne et dans les pays nordiques. Celles de la zone Asie continuent leur croissance.

Les produits stratégiques, Rozex, Cétaphil, Locéryl et Differine, ont connu un réel succès au cours des six premiers mois de l'année.

Au cours du premier semestre 2001, Galderma a réalisé des investissements importants en marketing. L'image de marque de Differine contre l'acné s'est consolidée au niveau mondial. Le développement de produits comme Silkis, Tétralysal et Clindagel est très prometteur sur l'ensemble des marchés.

économique nettement moins favorable sur les principaux marchés, L'Oréal maintient le cap d'une forte croissance de son chiffre d'affaires et de ses résultats.

Sans être directement extrapolables, ces chiffres extrêmement encourageants nous permettent d'anticiper pour l'ensemble de l'année une forte croissance interne et une poursuite de l'amélioration des marges. 2001 devrait donc être une nouvelle très belle année pour L'Oréal ».

D) Société-mère.

Le chiffre d'affaires de la société L'Oréal SA, au premier semestre 2001, a été de 0,75 milliard d'euros, contre 0,66 milliard d'euros au premier semestre 2000.

Le résultat net de L'Oréal SA a été, pour la même période, de 0,98 milliard d'euros en progression de 65 % par rapport au premier semestre 2000.

VII. — **Rapport des commissaires aux comptes sur l'examen limité des comptes semestriels consolidés résumés.**

(Période du 1er janvier au 30 juin 2001.)

En notre qualité de commissaires aux comptes et en application de l'article L. 232-7 du Code de commerce, nous avons procédé à :

— l'examen limité du tableau d'activité et de résultats consolidés présenté sous la forme de comptes semestriels consolidés résumés de la Société L'Oréal, établis en euros, relatifs à la période du 1er janvier 2001 au 30 juin 2001, tels qu'ils sont joints au présent rapport,

— la vérification des informations données dans le rapport semestriel.

Ces comptes semestriels consolidés résumés ont été établis sous la responsabilité du conseil d'administration. Il nous appartient, sur la base de notre examen limité, d'exprimer notre conclusion sur ces comptes.

Nous avons effectué cet examen selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences limitées conduisant à une assurance, moins élevée que celle résultant d'un audit, que les comptes semestriels consolidés résumés ne comportent pas d'anomalies significatives. Un examen de cette nature ne comprend pas tous les contrôles propres à un audit, mais se limite à mettre en œuvre des procédures analytiques et à obtenir des dirigeants et de toute personne compétente les informations que nous avons estimées nécessaires.

Sur la base de notre examen limité, nous n'avons pas relevé d'anomalies significatives de nature à remettre en cause la régularité et la sincérité des comptes semestriels consolidés résumés, établis conformément aux principes comptables français, et l'image fidèle qu'ils donnent du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation, à la fin de ce semestre.

Sans remettre en cause la conclusion exprimée ci-dessus nous attirons votre attention sur la note 7 de l'annexe qui expose le changement de méthode de comptabilisation des engagements sociaux qui résulte de l'application de la méthode préférentielle préconisée par le règlement du Comité de réglementation comptable relatif aux comptes consolidés.

Nous avons également procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations données dans le rapport semestriel commentant les comptes semestriels consolidés résumés sur lesquels a porté notre examen limité.

Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes semestriels consolidés résumés.

Paris et Neuilly, le 19 septembre 2001.

Les commissaires aux comptes :

PIERRE COLL ; ÉTIENNE JACQUEMIN.

99669

REXEL

Société anonyme au capital de 47 937 989 €.
Siège social : 25, rue de Clichy, 75009 Paris.
672 010 758 R.C.S. Paris.

A. — Comptes semestriels consolidés résumés au 30 juin 2001.

I. — **Bilan consolidé.**
(En millions de francs.)

Actif	30/06/2001			30/06/2000	31/12/2000
	Montant brut	Amortissements ou provisions	Montant net	Montant net	Montant net
Immobilisations incorporelles	2 342,6	– 170,4	2 172,2	2 148,8	2 235,1
Ecarts d'acquisition	9 485,6	– 642,1	8 843,5	4 941,8	7 958,1
Immobilisations corporelles	4 534,8	– 2 526,7	2 008,1	1 810,5	2 062,4
Terrains et constructions	1 810,1	– 775,4	1 034,7	815,2	1 038,5
Autres immobilisations corporelles	2 600,3	– 1 750,2	850,1	937,8	901,6
Immobilisations en cours	124,4	– 1,1	123,3	55,5	122,3
Immobilisations financières	229,1	– 39,5	189,6	144,2	976,0
Titres mis en équivalence					
Actif immobilisé	16 592,1	– 3 378,7	13 213,4	9 045,3	13 231,6
Stocks et en-cours	7 751,9	– 514,0	7 237,9	5 902,6	6 905,8
Clients	6 113,1	– 519,0	5 594,1	6 973,2	5 934,4
Autres créances	3 372,1	– 11,9	3 360,2	1 939,6	3 559,6
Valeurs mobilières de placement	210,9	– 7,0	203,9	281,8	192,6
Disponibilités	1 697,9		1 697,9	1 389,0	1 943,3
Actif circulant	19 145,9	– 1 051,9	18 094,0	16 486,2	18 535,7
Total de l'actif	35 738,0	– 4 430,6	31 307,4	25 531,5	31 767,3

Passif	30/06/2001	30/06/2000	31/12/2000
	Montant	Montant	Montant
Capital social	314,5	239,5	239,7
Réserves, primes et écarts de réévaluation	2 852,0	3 104,3	2 918,4
Report à nouveau	2 097,9	465,6	465,6
Réserves de consolidation	2 663,4	3 178,1	3 030,8
Résultat de l'exercice	604,1	522,2	1 269,7
Capitaux propres (part du groupe)	8 531,9	7 509,7	7 924,2
Intérêts minoritaires	30,0	38,1	34,0
Capitaux propres de l'ensemble consolidé	8 561,9	7 547,8	7 958,2
Provisions pour risques et charges	1 120,1	496,9	789,9
Emprunts obligataires	1 875,8	1 875,8	1 875,8
Emprunts et dettes financières	8 846,2	6 322,1	9 789,7
Fournisseurs	8 064,2	7 191,3	8 534,9
Autres dettes	2 839,2	2 097,6	2 818,8
Dettes	21 625,4	17 486,8	23 019,2
Total du passif	31 307,4	25 531,5	31 767,3

II. — **Compte de résultat consolidé.**
(En millions de francs.)

	30/06/2001		30/06/2000		Variation 2001/2000	31/12/2000	
	Valeur	% chiffre d'affaires	Valeur	% chiffre d'affaires	%	Valeur	% chiffre d'affaires
Chiffre d'affaires	26 278,3	100,0	21 418,9	100,0	22,7	46 637,8	100,0
Achats consommés	– 19 854,7	– 75,6	– 16 044,6	– 74,9	23,7	– 35 071,1	– 75,2

L'Oreal S.A.
12g3-2(b) application
Document # 6

j) 2001 nine months sales
published in French in
the BALO

L'OREAL

02 DEC -3 AM 8: 25

Société anonyme au capital de 135 212 432 €.
Siège social : 14, rue Royale, 75008 Paris.
Siège administratif : 41, rue Martre, 92117 Clichy.
632 012 100 R.C.S. Paris.

Chiffre d'affaires consolidé au 30 septembre 2001.
(En millions d'euros.)

	30.09.2001	30.09.2000
Premier trimestre :		
Cosmétique	3 320,8	2 939,8
Dermatologie	63,3	59,0
Autres	23,4	21,2
Total premier trimestre	3 407,5	3 020,0
Deuxième trimestre :		
Cosmétique	3 474,1	3 053,3
Dermatologie	73,3	58,0
Autres	23,4	18,6
Total deuxième trimestre	3 570,8	3 129,9
Troisième trimestre :		
Cosmétique	3 318,8	3 154,6
Dermatologie	65,3	72,2
Autres	3,7	27,3
Total troisième trimestre	3 387,8	3 254,1
Neuf mois :		
Cosmétique	10 113,7	9 147,7
Dermatologie	201,9	189,2
Autres	50,5	67,1
Chiffre d'affaires aux neuf mois	10 366,1	9 404,0

1°) La croissance du chiffre d'affaires du groupe L'Oréal, au 30 septembre 2001, en données consolidées s'élève à 10,2 % et à 9,7 % hors effets monétaires.

A données comparables, c'est-à-dire à structure et taux de change identiques, la croissance du chiffre d'affaires consolidé du groupe l'Oréal s'élève à 7,3 %.

2°) L'évolution du chiffre d'affaires « Cosmétique » est de 10,6 % en données consolidées et de 10,1 % hors effets monétaires.

Ces expansions sont conformes au communiqué du 11 octobre 2001.

3°) Le chiffre d'affaires consolidé est calculé avec les cours moyens de fin de période retenus pour l'établissement des comptes à cette date.

Les chiffres du tableau ci-dessus représentent la somme des ventes faites à des tiers par l'Oréal SA et ses filiales françaises et étrangères.

07107

PENAUILLE POLY SERVICES

Société anonyme au capital de 33 431 320 €.
Siège social : 6, allée des Coquelicots, 94470 Boissy Saint-Léger.
352 980 601 R.C.S. Créteil.

Chiffres d'affaires consolidés du troisième trimestre 2001.

	2001		2000		Variation N/N-1
	KF	K€	KF	K€	
Premier trimestre	1 568 637	239 137	1 330 032	202 762	17,9 %
Deuxième trimestre	1 830 493	279 057	1 449 509	220 976	26,3 %
Troisième trimestre	2 458 628	374 815	1 752 883	267 225	40,3 %
9 mois	5 857 758	893 009	4 532 424	690 964	29,2 %

Malgré les événements de septembre, le chiffre d'affaires consolidé au

PETIT BOY S.A.

Société anonyme au capital de 16 000 000 F réparti en 800 000 actions de 20 F.
Siège social : BP 21, 64800 Nay.
095 580 429 R.C.S. Pau.

Documents comptables semestriels.

Comptes consolidés.

I. — **Bilan consolidé au 30 juin 2001.**
(En milliers de francs.)

Actif	30/06/2001			31/12/2000
	Brut	Amortissement/provision	Net	Net
Immobilisations incorporelles	41 374	– 3 475	37 899	36 654
Immobilisations corporelles	51 973	– 35 992	15 981	15 750
Immobilisations financières	3 009		3 009	2 686
Total de l'actif immobilisé	96 356	– 39 467	56 889	55 090
Stocks et en cours	55 426	– 10 729	44 697	40 555
Avances et acomptes	0		0	12
Créances d'exploitation	22 203	– 5 977	16 226	12 295
Autres créances	4 622		4 622	4 922
Disponibilités	42 639		42 639	35 435
Total de l'actif circulant	124 890	– 16 706	108 184	93 219
Charges constatées d'avance	1 279		1 279	3 054
Charges à répartir	304		304	333
Total de l'actif	222 829	– 56 173	166 656	151 696

Passif	30/06/2001	31/12/2000
Capital social	16 000	16 000
Réserves	84 694	75 641
Réserves de conversion	– 887	– 887
Résultat de l'exercice	8 371	12 253
Total des capitaux propres	108 178	103 007
Intérêts minoritaires	1 620	1 631
Provisions pour risques et charges	4 724	5 095
Emprunts et dettes auprès d'établissements de crédit	1 313	1 352
Emprunts et dettes financières divers	3 583	3 645
Total des dettes financières	4 896	4 997
Dettes fournisseurs et comptes rattachés	23 709	21 614
Dettes fiscales et sociales	17 513	14 598
Autres dettes	6 016	754
Total des dettes d'exploitation	47 238	36 966
Total du passif	166 656	151 696

II. — **Résultat consolidé au 30 juin 2001.**
(En milliers de francs.)

	30/06/2001	30/06/2000
Montant net du chiffre d'affaires	96 585	95 514
Production vendue	719	– 1 600
Subventions d'exploitation		245
Reprise sur provisions, amortissements, transfert de charges	8 828	11 467
Autres produits	132	30
Total des produits d'exploitation	106 264	105 656
Achats consommés de marchandises et matières premières	– 33 853	– 30 735
Autre achats et charges externes	– 17 915	– 22 703
Impôts, taxes et versements assimilés	– 1 654	– 1 489
Salaires et charges sociales	– 26 639	– 25 582
Y compris participation des salariés et intéressement)	– 1 608	– 486
Dotations aux amortissements	– 2 325	– 2 381
Dotations aux provisions	– 11 516	– 10 352
Autres charges	– 248	– 547
Total des charges d'exploitation	94 150	93 789

02 DEC -9 AM 8:25

L'ORÉAL

PRE-TAX CONSOLIDATED SALES OF THE L'OREAL GROUP FOR THE 2001 FIRST 9 MONTHS (30.09.01)

(In millions of Euros)

	30.09.01	30.09.00
1st QUARTER		
Cosmetics	3,320.8	2,939.8
Dermatology	63.3	59.0
Other	23.4	21.2
TOTAL 1st QUARTER	**3,407.5**	**3,020.0**
2nd QUARTER		
Cosmetics	3,474.1	3,053.3
Dermatology	73.3	58.0
Other	23.4	18.6
TOTAL 2nd QUARTER	**3,570.8**	**3,129.9**
3rd QUARTER		
Cosmetics	3,318.8	3,154.6
Dermatology	65.3	72.2
Other	3.7	27.3
TOTAL 3rd QUARTER	**3,387.8**	**3,254.1**
9 MONTHS		
Cosmetics	10,113.7	9,147.7
Dermatology	201.9	189.2
Other	50.5	67.1
9 MONTHS TOTAL	**10,366.1**	**9,404.0**

1- On the 30th September 2001, L'OREAL's first 9 months sales growth is 10.2% based on consolidated figures and 9.7% excluding exchange rate fluctuations.
On a comparable basis, that is to say with an identical structure and exchange rates, the L'OREAL Group's consolidated sales increased by 7.3%.

2- « Cosmetics » sales rose by 10.6% based on consolidated figures and 10.1% excluding exchange rate fluctuations.

These growths figure in accordance with the 11 October 2001 news release.

3- The consolidated sales are calculated using the average monthly rates adopted for consolidated financial statements at the applicable date.
The figures in the above table reflect the total sales made to third parties by L'OREAL SA and its French and foreign subsidiaries.

Top of page

k) Translation of the 2001 nine months sales published in the BALO

L'Oreal S.A.
12g3-2(b) application
Document # 8

b) 2001 annual sales published in French in the BALO

MECATHERM

Société anonyme au capital de 10 000 000 €.

Siège social : rue du Maréchal de Lattre-de-Tassigny, Barembach, 67133 Schirmeck Cedex.

676 480 049 R.C.S. Saverne. — APE : 295 E.

Exercice social : du 1er janvier au 31 décembre.

Chiffres d'affaires comparés (hors taxes).
(En milliers d'euros.)

Conformément à la méthode de comptabilisation dite à l'achèvement des travaux, les matériels sont facturés à l'expédition, et le montant de ces factures est comptabilisé en produits constatés d'avance.

Ce montant n'est enregistré en chiffre d'affaires qu'à l'achèvement des travaux d'installation des matériels chez les clients.

Chiffre d'affaires facturation	2001	2000
Premier trimestre	27 148	12 682
Deuxième trimestre	13 576	17 654
Troisième trimestre	23 627	15 753
Quatrième trimestre	13 186	15 396
Total	77 537	61 485

Chiffre d'affaires comptable	2001	2000
Premier trimestre	14 498	10 750
Deuxième trimestre	19 922	15 428
Troisième trimestre	18 843	14 788
Quatrième trimestre	19 745	20 535
Total	73 008	61 501

11996

MEMSCAP

Société anonyme au capital de 2 690 675,55 €.
Siège social : 50, allée des Dauphins, ZAC du Pont Rivet, 38330 Saint-Ismier.
414 565 341 R.C.S. Grenoble.

Chiffre d'affaires consolidé.
(En milliers d'euros.)

Branches d'activités	Exercice 2001					Exercice 2000					Variation
	1er trimestre	2e trimestre	3e trimestre	4e trimestre	Total	1er trimestre	2e trimestre	3e trimestre	4e trimestre	Total	
Communications sans fil	2 327	1 398	792	609	5 126	53	47		83	183	2701 %
Communications optiques	366	949		75	1 390			464		464	200 %
Logiciels et services	265	762	170	2 121	3 318	1 408	314	284	404	2 410	38 %
Total	2 958	3 109	962	2 805	9 834	1 461	361	748	487	3 057	222 %

12075

MONNERET JOUETS

Société anonyme au capital de 3 644 776 €.
Siège social : 870, rue Blaise-Pascal, 39000 Lons-le-Saunier.
645 450 065 R.C.S. Lons-le-Saunier.
Exercice social : du 1er avril au 31 mars.

Chiffre d'affaires comparés (hors taxes).
(En milliers d'euros.)

	2001/2002	2000/2001
1°) Groupe consolidé :		
Premier trimestre	7 129	8 648
Deuxième trimestre	13 713	13 804
Troisième trimestre	24 142	17 624
Total	44 984	40 076
2°) Société mère		
Premier trimestre	4 780	6 989
Deuxième trimestre	11 217	11 926
Troisième trimestre	17 829	16 759
Total	33 826	35 674

12226

M.R.M.

Société anonyme au capital de 4 574 704 €.
Siège social : 62, route du Coin, 42400 Saint-Chamond.
544 502 206 R.C.S. Saint-Etienne.

Chiffre d'affaires consolidé.
(En milliers d'euros.)

	2001	2000	%
Premier trimestre	35 171	34 613	1,6 %

	Cours des devises retenus	
	2001	2000
1 CAD	0,722 €	0,730 €
1 GBP	1,617 €	1,639 €
1 MXN	0,120 €	0,115 €
1 USD	1,118 €	1,085 €

Les chiffres d'affaires 2000 ont été retraités pour permettre la comparabilité, suite à l'intégration des filiales suivantes :
— Tecalemit Flexibles (Blois) depuis le 1er avril 2000.
— Tecalan (Allemagne) depuis le 1er avril 2000.
— RMDG Aérospace (Grande-Bretagne) depuis le 15 juin 2001.

12093

L'OREAL

Société anonyme au capital de 135 212 432 €.
Siège social : 14, rue Royal, 75008 Paris.
632 012 100 R.C.S. Paris. — APE : 245 C.

Chiffre d'affaires consolidé du groupe au 31 décembre 2001.
(En millions d'euros.)

	2001	2000
Premier trimestre :		
Cosmétique	3 320,8	2 939,8
Dermatologie	63,3	59,0
Autres	23,4	21,2
Total premier trimestre	3 407,5	3 020,0
Deuxième trimestre :		
Cosmétique	3 474,1	3 053,3
Dermatologie	73,3	58,0
Autres	23,4	18,6
Total deuxième trimestre	3 570,8	3 129,9

	2001	2000
Quatrième trimestre :		
Cosmétique	3 280,5	3 169,7
Dermatologie	90,3	73,4
Autres	3,5	24,1
Total quatrième trimestre	3 374,3	3 267,2
Récapitulation :		
Cosmétique	13 394,2	12 317,4
Dermatologie	292,2	262,6
Autres	54,0	91,2
Total	13 740,4	12 671,2

1. La croissance du chiffre d'affaires du groupe l'Oréal, au 31 décembre 2001, à données publiées s'élève à 8,4 % et à 8,7 % hors effets monétaires.

A données comparables, c'est-à-dire à structure et taux de change identiques, la croissance du chiffre d'affaires consolidé du groupe l'Oréal s'élève à 7,1 %.

2. Sur le plan structurel, l'effet du solde net des cessions et acquisitions est de + 1,6 % pour l'année.

En 2001, le groupe a réalisé deux acquisitions : BioMedic (Etats-Unis), et Colorama (Brésil).

3. L'évolution du chiffre d'affaires « Cosmétique » est de 8,7 % à données publiées et de 9,1 % hors effets monétaires.

Ces expansions sont conformes au communiqué du 23 janvier 2002.

4. Le chiffre d'affaires consolidé est calculé avec les cours moyens de fin de période retenus pour l'établissement des comptes à cette date.

Les chiffres du tableau ci-dessus représentent la somme des ventes faite à des tiers par l'Oréal SA et ses filiales françaises et étrangères.

12218

SOCIETE D'OXYGENE ET D'ACETYLENE D'EXTREME ORIENT

Société anonyme au capital de 23 382 611,50 €.
Siège social : 75, quai d'Orsay, 75007 Paris Cedex 07.
572 069 854 R.C.S. Paris.

Chiffre d'affaires 2001 en croissance de 7,6 % (+ 16 % hors change).

Le chiffre d'affaires publié, qui reprend les activités de l'Indonésie, la Thaïlande et les Philippines, ainsi que de la Réunion, la Polynésie et la Nouvelle Calédonie, a atteint 68,5 millions d'euros pour l'exercice 2001, en croissance de 7,6 % (+ 16 % hors change) comparé à 2000.

(En milliers d'euros)	2000	2001
Premier trimestre	14 046	16 512
Deuxième trimestre	16 086	16 981
Troisième trimestre	16 751	17 796
Quatrième trimestre	16 770	17 195
	63 653	68 484

En Indonésie et Thaïlande, l'essentiel du chiffre d'affaires est réalisé avec les clients de la Grande Industrie.

Par ailleurs, les activités de la SOAEO sont notamment exercées à Hong Kong et Singapour par des filiales détenues à 50 %, dont les chiffres d'affaires ne sont donc pas consolidés.

A Hong Kong, l'activité économique a connu un ralentissement important en 2001. Le chiffre d'affaires en monnaie locale et à périmètre comparable est en baisse de 8,7 %.

A Singapour, malgré le ralentissement économique, particulièrement fort dans le domaine de l'électronique, le chiffre d'affaires est en croissance de 22 %. Cette performance est due aux ventes de matériels électroniques et à la montée en régime de nouveaux grands contrats. Après un très bon premier semestre, la croissance du chiffre d'affaires s'est ralentie au cours de la deuxième période de l'année.

Le conseil d'administration de la SOAEO se réunira le 28 mars 2002 pour statuer sur les comptes de l'exercice 2001.

12256

COMPAGNIE PLASTIC OMNIUM

Société anonyme au capital de 9 341 331 €.
Siège social : 19, avenue Jules Carteret, 69007 Lyon.
955 512 611 R.C.S. Lyon.

Chiffres d'affaires comparés.
(En millions d'euros.)

	2001		2000	
	Trimestre	Cumul	Trimestre	Cumul
Deuxième trimestre	3,1	6,2	1,5	3,5
Troisième trimestre	2,7	8,9	1,4	4,9
Quatrième trimestre	5,8	14,7	5,3	10,2
2°) Groupe consolidé :				
Premier trimestre	369,0	369,0	325,3	325,3
Deuxième trimestre	420,4	789,4	330,0	655,4
Troisième trimestre	368,8	1 158,2	234,6	889,9
Quatrième trimestre	414,1	1 572,3	275,6	1 165,5

12089

PLASTIQUES DU VAL DE LOIRE

Société anonyme à directoire et conseil de surveillance régie par la législation française au capital de 5 531 400 €.
Siège social : Zone industrielle Nord, 37130 Langeais.
644 800 161 R.C.S. Tours.
Exercice social : du 1er octobre au 30 septembre.

Chiffres d'affaires comparés.
(En milliers d'euros.)

	Exercice 2001/2002	Exercice 2000/2001
1°) Société-mère :		
Premier trimestre de l'exercice	14 340	19 446
2°) Groupe :		
Premier trimestre de l'exercice	41 807	54 093

12071

POCHET S.A.

Société anonyme au capital de 3 981 042 €.
Siège social : 121/123, quai de Valmy, Paris (10e).
572 059 517 R.C.S. Paris. — APE : 261 J.

Chiffres d'affaires comparés (hors taxes).
(En milliers d'euros.)

	2001	2000
1°) Société-mère :		
Premier trimestre	2 391	2 261
Deuxième trimestre	2 375	2 267
Troisième trimestre	1 986	2 215
Quatrième trimestre	1 848	2 284
Total de l'exercice	8 600	9 027
2°) Groupe consolidé :		
Premier trimestre	90 816	77 547
Deuxième trimestre	100 769	84 325
Troisième trimestre	84 002	87 137
Quatrième trimestre	81 289	102 190
Total de l'exercice	356 876	351 199

12104

PROVIMI

Société anonyme au capital de 26 094 369 €.
Siège social : 9-11, avenue Arago, 78190 Trappes.
652 045 907 R.C.S. Versailles.

Chiffre d'affaires consolidé au 31 décembre 2001.
(En millions d'euros.)

	2001	2000 Pro forma	Variation
France	148,3	138,1	7,4 %
Premier trimestre	37,4	37,2	
Second trimestre	35,2	32,8	

L'ORÉAL

Pre-tax consolidated sales of L'Oréal Group for 2001 (B.A.L.O. February the 13th 2002, pages 1079 and 1080)

(In millions of Euros)

		31.12.01	31.12.00
1st QUARTER			
	Cosmetics	3,320.8	2,939.8
	Dermatology	63.3	59.0
	Other	23.44	21.2
TOTAL 1st QUARTER		**3,407.54**	**3,020.0**
2nd QUARTER			
	Cosmetics	3,474.1	3,053.3
	Dermatology	73.3	58.0
	Other	23.44	18.6
TOTAL 2nd QUARTER		**3,570.84**	**3,129.9**
3rd QUARTER			
	Cosmetics	3,318.8	3,154.6
	Dermatology	65.3	72.2
	Other	3.65	27.3
TOTAL 3rd QUARTER		**3,387.75**	**3,254.1**
4th QUARTER			
	Cosmetics	3,280.5	3,169.71
	Dermatology	90.3	73.37
	Other	3.47	24.14
TOTAL 4th QUARTER		**3,374.27**	**3,267.22**
YEAR 2001			
	Cosmetics	13,394.2	12,317.41
	Dermatology	292.2	262.57
	Other	54.0	91.24
2001 CONSOLIDATED SALES		**13,740.4**	**12,671.22**

1 - On the 31th of December, L'OREAL's 2001 Sales growth in published figures is 8.4% and à 8.7% excluding monetary effects.

On a comparable basis, that is to say with an identical structure and exchange rates, the L'OREAL GROUP's consolidates sales increased by 7.1%.

2 - In structural terms, the net impact of cessions and acquisitions made in 2001 is + 1.6%

In 2001, the L'OREAL GROUP made two acquisitions : BioMedic (USA) and Colorama (Brasil).

3 - "Cosmetics" sales rose by 8.7% in published figures and by 9.1% excluding monetary effects.

These growth figures are in accordance with the 23th january 2002 release.

4 - The consolidated sales are calculeted using the average monthly rates adopted for consolidated financial statements at the applicable date.
The figures in the above table reflect the total sales made to third parties by L'OREAL SA and its French and foreign subsidiaries.

Top

c) Translation of the 2001

L'Oreal S.A.
12g3-2(b) application
Document # 9

b) 2002 first quarter sales published in French in the BALO

	Montant au 31/12/01	A 1 an au plus	A plus 1 an moins 5 ans	A plus de 5 ans
Fournisseurs et comptes rattachés	3 533	3 533		
Dettes fiscales et sociales	1 004	1 004		
Autres dettes	415	415		
Produits constatés d'avance	30	30		
	8 808	7 859	949	

Note 16. – Rémunération des membres des organes de direction. — Les rémunérations brutes versées aux membres des organes de direction se sont élevées en 2001 à 54 882 €.

Engagements financiers et autres informations.

1°) Engagements financiers :
Engagements donnés :
a) Effets escomptés non échus ..... Néant
b) Avals et cautions (en milliers d'euros) 200
c) Crédit-bail mobilier (en milliers d'euros) 163
Engagements reçus ..... Néant
Engagements en matière de pensions et de retraites (en milliers d'euros) 11
2°) Effectif moyen (décret n° 83-1020 du 29 novembre 1983 - article 24-22) :
Employés 184
Cadres 21
Total 205
3°) Accroissements et allégements de la dette future d'impôt :
Nature des différences temporaires (en milliers d'euros) :
Accroissement de la dette future d'impôt ..... Néant
Allégements de la dette future d'impôt sur charges non déductibles l'année de comptabilisation 12
4°) Opérations de crédit-bail ..... Néant

17965

ORANGE

Société anonyme au capital de 4 814 562 890 €
Siège social : 6, place d'Alleray, 75015 Paris.
388 356 792 R.C.S. Paris.

Chiffres d'affaires consolidé pour le trimestre clos le 31 mars 2002.

(En millions d'euros)	31/03/02 (non audité)	31/03/01 (non audité)	Variation 2002/2001
France (1)	1 794	1 494	+ 20 %
Royaume-Uni	1 409	1 251	+ 13 %
Reste du Monde	779	670	+ 16 %
Opérations intra-groupe	– 26	– 7	
Total chiffre d'affaires	3 956	3 408	+ 16 %

— Le chiffre d'affaires trimestriel du groupe s'élève à 3 956 millions d'euros, en hausse de 16 % par rapport au premier trimestre 2001 ;

— La base de clientèle du groupe progresse de 1,27 million nouveaux clients pour atteindre 40,5 millions de clients ;

— Les tendances au niveau du revenu moyen annuel sont encourageantes. Au Royaume-Uni, l'Arpu global progresse pour la première fois (de 246 £ à 247 £) et en France, la baisse de l'Arpu se ralentit ;

— Le programme d'intégration au sein du segment Reste du Monde enregistre des progrès importants, avec l'introduction de la marque Orange en Slovaquie, en Roumanie et en Thaïlande au cours du premier trimestre.

Groupe : le chiffre d'affaires trimestriels du groupe s'élève à 3 956 millions d'euros, en hausse de 16 % par rapport au premier trimestre 2001. Les revenus récurrents du réseau GSM affichent une plus forte progression : ils progressent de 20 % pour atteindre 3 604 millions d'euros. La clientèle contrôlée du groupe Orange est passée de 33,2 millions de clients au 31 mars 2001 à 40,5 millions de clients au 31 mars 2002, soit une hausse de 22 % au cours des douze derniers mois. Au cours du premier trimestre 2002, 1,27 millions de nouveaux clients ont rejoint Orange.

France (1) : le chiffre d'affaires trimestriel d'Orange France s'élève à 1 794 millions d'euros, affichant une progression de 20 % par rapport au premier trimestre 2001. La majorité de ces revenus provient des revenus récurrents du réseau GSM, en hausse de 18 % à 1 676 millions d'euros. Ils sont en hausse de 1,5 % par rapport au dernier trimestre 2001.

En France, le groupe continue d'enregistrer les bénéfices du changement de marque en juin dernier et du recentrage sur les clients à valeur ajoutée. Orange France, qui enregistre 454 000 nouveaux clients nets sur le premier trimestre 2002, renforce encore sa position dominante : sa part de marché sur les nouveaux clients nets augmente et s'établit à 53 % au cours des douze mois précédents le 31 mars 2002. Fin mars 2002, la clientèle totale d'Orange

La proportion des clients sous contrat au sein des nouveaux clients nets continue d'augmenter régulièrement. Ils représentaient 58 % de la croissance au cours du premier trimestre cette année, contre 33 % au cours du premier trimestre 2001. Au 31 mars 2002, la clientèle d'Orange France comptait ainsi 9,7 millions de clients sous contrat, soit 53 % de la base de clientèle totale.

Royaume Uni : le chiffre d'affaires trimestriel d'Orange UK s'élève à 1 409 millions d'euros, en hausse de 13 % par rapport au premier trimestre 2001. Les revenus récurrents du réseau GSM progressent de 24 % par rapport au premier trimestre 2001 pour atteindre 1 267 millions d'euros. Ils sont en hausse de 2,3 % par rapport au dernier trimestre 2001.

Orange UK enregistre au cours du trimestre 284 000 nouveaux clients nets, soit 38 % de plus qu'au cours du trimestre précédent. Parmi ces nouveaux clients, 43 % sont des clients sous contrat (cette même proportion était de 7 % et 27 % respectivement au cours du premier trimestre 2001 et de l'année 2001). Au 31 mars 2002, la clientèle active d'Orange UK totalise ainsi 12,7 millions de clients, en hausse de 15 % par rapport à fin mars 2001.

La consommation des services dits « non-voix » tels que les messages SMS continue de progresser. Au cours du trimestre, ils représentent 13,6 % des revenus du réseau GSM au Royaume-Uni (contre 11,2 % au cours de l'année 2001 dans son ensemble). En France, les revenus des services non-voix représentent 9,4 % des revenus du réseau GSM enregistrés au cours du trimestre (contre 6,7 % au cours de l'année 2001 dans son ensemble).

Reste du Monde : le chiffre d'affaires trimestriel du segment Reste du Monde connait une progression de 16 % par rapport au premier trimestre 2001 à 779 millions d'euros. Les revenus récurrents du réseau GSM progressent de 23 % à 687 millions d'euros. Les filiales de Reste du monde enregistrent 530 000 nouveaux clients, ce qui porte leur base de clientèle totale à 9,6 millions de clients, en hausse de 35 % par rapport au premier trimestre 2001.

———

(1) Orange France inclut la France métropolitaine, Orange Caraïbe et Orange Réunion.

18416

L'OREAL

Société anonyme au capital de 135 212 432 €.
Siège social : 14, rue Royale, 75008 Paris.
632 012 100 R.C.S. Paris.

Chiffre d'affaires consolidé du groupe L'Oréal au 31 mars 2002.
(En millions d'euros.)

	31/03/02	31/03/01
Premier trimestre :		
Cosmétique	3 641,0	3 320,8
Dermatologie	80,9	63,3
Autres	3,6	23,4
Total premier trimestre	3 725,5	3 407,5

1°) La croissance du chiffre d'affaires du groupe L'Oréal, au 31 mars 2002, à données publiées est de 9,3 %. Les effets monétaires ont eu un impact positif de 1,3 %.

La croissance hors effets monétaires a donc été de 8,0 %.

Les effets nets de changement de structure ont été de – 0,5 %.

A données comparables, c'est-à-dire à structure et taux de change identiques, la croissance du chiffre d'affaires consolidé du groupe L'Oréal aurait été de 8,5 %.

2°) L'évolution du chiffre d'affaires « Cosmétique » est de 9,6 % à données publiées et de 8,4 % hors effets monétaires.

Ces expansions sont en ligne avec le communiqué du 4 avril 2002.

3°) Le chiffre d'affaires consolidé est calculé avec les cours moyens de fin de période retenus pour l'établissement des comptes à cette date.

Les chiffres du tableau ci-dessus représentent la somme des ventes faites à des tiers par L'Oréal SA et ses filiales françaises et étrangères.

18293

OTOR

Société anonyme au capital de 22 167 792 €.
Siège social : 70, bd de Courcelles, 75017 Paris.
775 563 356 R.C.S. Paris.

Chiffre d'affaires comparés.
(En milliers d'euros.)

	2002	2001
1°) Société-mère :		
Premier trimestre	2 791	2 949
2°) Groupe consolidé :		
Premier trimestre	98 130	106 755

L'OREAL

Incorporated in France as a "Société Anonyme" with registered capital of € 135,212,432
R.C. Paris B 632 012 100
Registered Office : 14, rue Royale, 75 008 Paris - France

PRE-TAX CONSOLIDATED SALES OF THE L'OREAL GROUP
FOR THE 2002 FIRST QUARTER (31.03.2002)

(In millions of euros)

	31/03/2002	31/03/2001
1st Quarter		
Cosmetics	3,641.0	3,320.8
Dermatology	80.9	63.3
Other	3.6	23.4
Total 1st Quarter	**3,725.5**	**3,407.5**

1) At 31st March 2002, L'OREAL's first quarter sales growth was 9.3 % on consolidated figures. The effect of currency fluctuations was positive at + 1.3 %. The growth excluding exchange rate fluctuations was thus 8.0 %. The change in the scope of consolidation was negative at - 0.5 %.

On a comparable basis, i.e. with identical structure and exchange rates, the L'OREAL Group's consolidated sales increased by 8.5 %.

2) "Cosmectics" sales rose by 9.6 % on consolidated figures and 8.4 % excluding exchange rate fluctuations.
These growths figure in accordance with the 4th April 2002 news release.

3) The consolidated sales are calculated using the average monthly rates adopted for consolidated financial statements at the applicable date.

The figures in the above table reflect the total sales made to third parties by L'OREAL SA and its French and foreign subsidiaries.

L'Oreal S.A.
12g3-2(b) application
Document # 10

d) 2002 first half sales published
in French in the BALO

OMNIUM DE GESTION DE LYONNAISE DES EAUX « OGELYE »

(Capital détenu directement à 99,77 % par Suez.)

Société anonyme au capital de 38 400 €.
Siège social : 16, rue de la Ville-L'Evêque, 75008 Paris.
402 985 741 R.C.S. Paris.

Les comptes annuels au 31 décembre 2001 approuvés par l'assemblée générale ordinaire du 30 avril 2002, ont été publiés dans le journal d'annonces légales « Petites Affiches » du 30 juillet 2002.

26170

L'OREAL

Société anonyme au capital de 135 212 432 €.
Siège social : 14, rue Royale, 75008 Paris.
632 012 100 R.C.S. Paris. — APE : 245 C.

Chiffre d'affaires consolidé de Groupe L'Oréal au 30 juin 2002.
(En millions d'euros.)

	30/06/02	30/06/01
Premier trimestre :		
Cosmétique	3 641,0	3 320,8
Dermatologie	80,9	63,3
Autres	3,6	23,4
Total premier trimestre	3 725,5	3 407,5
Deuxième trimestre :		
Cosmétique	3 568,8	3 474,1
Dermatologie	73,3	73,3
Autres	3,8	23,4
Total deuxième trimestre	3 645,8	3 570,8
Premier semestre :		
Cosmétique	7 209,8	6 794,9
Dermatologie	154,2	136,6
Autres	7,4	46,8
Total premier semestre	7 371,3	6 978,3

1°) La croissance du chiffre d'affaires du groupe L'Oréal, au 30 juin 2002, à données publiées est de 5,6 %.

Les effets monétaires ont eu un impact négatif de 2,5 % à fin juin 2002.

Les effets nets de changement de structure ont été de – 0,5 % à fin juin 2002, essentiellement dus à la vente de Lanvin en 2001.

A données comparables, c'est-à-dire à structure et taux de change identiques, la croissance du chiffre d'affaires consolidé du groupe L'Oréal est de 8,6 %.

2°) L'évolution du chiffre d'affaires « Cosmétique » est de 6,1 % à données publiées et de 8,4 % à données comparables.

Ces expansions sont conformes au communiqué du 11 juillet 2002.

3°) Le chiffre d'affaires consolidé est calculé avec les cours moyens de fin de période retenus pour l'établissement des comptes à cette date.

Les chiffres du tableau ci-dessus représentent la somme des ventes faites à des tiers par L'Oréal SA et ses filiales françaises et étrangères.

26174

PAGLOP SA

(Filiale de Casino Guichard-Perrachon à hauteur de 100 %.)

Société anonyme au capital de 85 024 350 €.
Siège social : 24, rue de la Montat, 42100 Saint-Etienne.
428 250 898 R.C.S. Saint-Etienne.

Les comptes annuels de l'exercice approuvés par l'assemblée générale ordinaire du 6 juin 2002 ont été publiés dans « Les Petites Affiches de la Loire », du 26 juillet 2002, aux pages 24 et 25.

26149

PAI MANAGEMENT

Société par actions simplifiée au capital de 1 125 000 €.

SOCIETE DES PAIEMENTS PASS « S2P »

Société anonyme au capital de 70 000 000 €.
Siège social : 1, place Copernic, 91051 Evry Cedex.
313 811 515 R.C.S. Evry.
Exercice social : du 1er janvier au 31 décembre 2001.

Comptes annuels approuvés par l'assemblée générale du 16 mai 2002.

I. — **Bilan au 31 décembre 2001.**
(En milliers d'euros.)

Actif	2001	2000
Caisse, banques centrales, C.C.P.	24 371	35 538
Créances sur les établissements de crédit	183 710	98 730
Opérations avec la clientèle	1 876 587	1 704 979
Obligations et autres titres à revenu fixe	13	13
Actions et autres titres à revenu variable	12 345	7 653
Parts dans les entreprises liées	1 663	1 663
Immobilisations incorporelles	130	187
Immobilisations corporelles	1 456	1 751
Autres actifs	4 628	3 056
Comptes de régularisation	153 180	197 114
Total actifs	2 258 083	2 050 684

Hors bilan	2001	2000
Engagements donnés	2 402 965	2 254 659
Engagements de financement	2 333 398	2 180 344
Engagements de garantie	69 567	74 315

Passif	2001	2000
Dettes envers les établissements de crédit	1 609 642	1 496 216
Opérations avec la clientèle	10 562	10 775
Dettes représentées par un titre	130 972	119 420
Autres passifs	261 258	197 638
Comptes de régularisation	19 613	18 006
Provisions pour risques et charges	30 727	32 468
Fonds pour risques bancaires généraux	3 735	2 211
Capitaux propres hors fonds pour risques bancaires généraux	191 574	173 950
Capital souscrit	70 000	69 639
Prime d'émission	13 399	13 760
Réserves	75 365	61 963
Provisions réglementées	288	417
Report à nouveau	1 537	1 454
Résultat de l'exercice	30 985	26 717
Total passif	2 258 083	2 050 684

Hors bilan	2001	2000
Engagements reçus	1 966 546	1 444 997
Engagements de financement	1 944 811	1 424 255
Engagements de garantie	21 735	20 742

II. — **Compte de résultats au 31 décembre 2001.**
(En milliers d'euros.)

	2001	2000
Intérêts et produits assimilés	161 208	149 418
Intérêts et charges assimilés	74 418	65 396
Revenus des titres à revenu variable	590	497
Commissions (produits)	41 520	39 203
Commissions (charges)	11 328	9 995
Gains ou pertes sur opérations des portefeuilles de négociation	– 305	– 256
Gains ou pertes sur opérations des portefeuilles de placements et assimilés	2	3
Autres produits d'exploitation bancaire	100 254	87 345
Autres charges d'exploitation bancaire	61 008	56 002
Produit net bancaire	156 515	144 817
Charges générales d'exploitation	74 018	76 762
Dotations aux amortissements et aux provisions sur immobilisations incorporelles et corporelles	796	957

L'OREAL

Incorporated in France as a "Société Anonyme" with registered capital of € 135,212,432
R.C. Paris B 632 012 100
Registered Office : 14, rue Royale, 75 008 Paris - France

PRE-TAX CONSOLIDATED SALES OF THE L'OREAL GROUP
FOR THE 2002 FIRST HALF (31.06.2002)

(In millions of euros)

	2002	2001
1st Quarter		
Cosmetics	3,641.0	3,320.8
Dermatology	80.9	63.3
Other	3.6	23.4
Total 1st Quarter	**3,725.5**	**3,407.5**
2nd Quarter		
Cosmetics	3,568.8	3,474.1
Dermatology	73.3	73.3
Other	3.8	23.4
Total 2nd Quarter	**3,645.8**	**3,570.8**
1st Half		
Cosmetics	7,209.8	6,794.9
Dermatology	154.2	136.6
Other	7.4	46.8
Total 1st Half	**7,371.3**	**6,978.3**

1) At 30th June 2002, L'OREAL's first half sales growth was 5.6 % on consolidated figures. The effect of currency fluctuations was negative at - 2.5 % up to end of June 2002. The net impact of structural changes was - 0.5 % at end of June, primarily due to the sale of Lanvin in 2001.

On a comparable basis, i.e. with identical structure and exchange rates, the L'OREAL Group's consolidated sales increased by 8.6 %.

2) "Cosmectics" sales rose by 6.1 % on consolidated figures and 8.4 % like-for-like.

These growths figure in accordance with the 11th July 2002 news release.

3) The consolidated sales are calculated using the average monthly rates adopted for consolidated financial statements at the applicable date.

The figures in the above table reflect the total sales made to third parties by L'OREAL SA and its French and foreign subsidiaries.

L'Oreal S.A.
12g3-2(b) application
Document # 11

7) 2002 first half results
published in French in the BALO

les états financiers et de la tenue incorrecte des livres comptables, du fait que nous n'avons pu obtenir toutes les explications et les informations nécessaires à notre audit et du défaut de publication des informations requises par la loi eu égard à la rémunération des administrateurs et aux transactions qu'ils ont conclues avec la société.

Nous prenons connaissance du rapport de gestion pour l'exercice clos à la date mentionnée ci-dessus et examinons les conséquences sur notre rapport lorsque nous sommes informés de toute erreur apparente.

Fondement de notre opinion. — Nous avons effectué notre audit conformément aux normes d'audit britanniques publiées par l'Auditing Practices Board. Un audit consiste à examiner, par sondage, les éléments probants justifiant les données contenues dans ces états financiers. Il consiste également à évaluer les estimations et opinions formulées par le conseil d'administration lors de l'établissement des états financiers et à déterminer si les principes comptables choisis correspondent à la situation de la société, sont appliqués de manière cohérente et sont publiés de façon satisfaisante.

Nous avons planifié et réalisé notre audit de façon à obtenir toutes les informations et explications nécessaires pour obtenir l'assurance raisonnable que les comptes consolidés ne sont pas entachés d'anomalies significatives, qu'elles soient liées à une fraude ou à d'autres irrégularités ou erreurs. Nous avons également évalué la pertinence de la présentation d'ensemble des informations contenues dans les états financiers.

Opinion. — A notre avis, les états financiers, qui ont été établis conformément au Companies Act 1985, sont réguliers et sincères et donnent une image fidèle de la situation financière de la société au 30 novembre 2001 et de son résultat pour l'exercice clos à cette date.

Deloitte & Touche,
Experts-comptables et réviseurs comptables.

VI. — **Rapport de gestion.**

Les documents comptables annuels sont tenus à la disposition du public au greffe du Tribunal de commerce de Paris.

28922

NEXANS

Société anonyme au capital de 23 121 472 €.
Siège social : 16, rue de Monceau, 75008 Paris.
393 525 852 R.C.S. Paris.

Rectificatif aux comptes semestriels consolidés publiés au *Bulletin des Annonces légales obligatoires* du 9 août 2002.

Pages 19406 et 19407. B. — Rapport d'activité semestriel.

1°) 1. – Les résultats de l'activité au cours du premier semestre 2002 :

— paragraphe : « 1.1. Opérations sur le capital de la société Nexans » - 1er alinéa, au lieu de : « Le conseil d'administration du 12 février 2002 a décidé d'annuler les 1 990 081 actions Nexans achetées en 2001... », lire : « Le conseil d'administration du 12 février 2002 a décidé d'annuler les 1 990 031 actions Nexans achetées en 2001... »

— paragraphe : « 1.3. L'activité et les résultats opérationnels de l'ensemble de la société Nexans, des filiales et des sociétés contrôlées par branche d'activité » :

- Deuxième paragraphe, 1re ligne, lire : « Energie : les ventes à cours métal constant de la division Energie... » ;
- Sixième paragraphe, 1re ligne, lire : « Télécom : les ventes à cours métal constant de la division Télécom... » ;
- Onzième paragraphe, 1re ligne, lire : « Fils conducteurs : les ventes à cours métal constant de la division fils conducteurs... » ;
- Seizième paragraphe :
  • 1re ligne, lire : « Distribution : les ventes à cours métal constant des unités de distribution... ».
  • 2e ligne, au lieu de : « (– 4 % par rapport à 2001) », lire : « (– 8 % par rapport à 2001) »

2°) 2. – Autres éléments du résultat consolidé du premier semestre 2002, paragraphe : « 2.5. Principaux flux financiers de la période », deuxième alinéa, 2e ligne, au lieu de : « ... en forte réduction par rapport à 2001 (98 M€)... », lire : « ... en forte réduction par rapport à 2001 (93 M€)... ».

3°) 4. – Les perspectives, le 5e alinéa est à rétablir comme suit : « Au global, le résultat net devrait s'inscrire en perte compte tenu de l'importance des frais de restructuration (environ 100 M€ dont 33 M€ au 30 juin 2002) qui seront provisionnés en 2002.

28970

L'OREAL

Société anonyme au capital de 135 212 432 €.
Siège social : 14, rue Royale, 75008 Paris.
Siège administratif : 41, rue Martre, 92117 Clichy.

I. — **Bilans consolidés comparés.**
(En millions d'euros.)

Actif (valeurs nettes)	30/06/02	31/12/01
Actif immobilisé (note C.3)	7 936,5	8 140,3
Capital souscrit non appelé	0,1	0,1
Ecarts d'acquisition (note D.2)	635,1	686,5
Immobilisations incorporelles (note D.2)	4 016,5	4 127,3
Immobilisations corporelles (note D.3)	1 720,6	1 761,3
Immobilisations financières	176,5	172,2
Titres mis en équivalence (note D.4)	1 387,7	1 392,9
Actif circulant	7 080,3	6 723,5
Stocks et en cours	1 129,3	1 177,4
Avances et acomptes versés	70,4	68,9
Créances clients et comptes rattachés	2 533,7	2 191,8
Autres créances et comptes de régularisation actif	1 327,3	1 331,2
Valeurs mobilières de placement (note D.5)	1 618,2	1 409,3
Disponibilités	401,4	544,9
Ecarts de conversion actif	19,6	8,4
Total de l'actif	15 036,4	14 872,2

Passif	30/06/02	31/12/01
Capitaux propres (part du groupe)	7 133,3	7 199,1
Capital	135,2	135,2
Primes d'émission, apport, fusion	953,4	953,4
Réserves	5 331,4	4 819,8
Résultat net de l'exercice	713,3	1 290,7
Intérêts minoritaires	9,9	10,7
Provisions pour risques et charges (note D.7)	1 548,3	1 546,5
Emprunts et dettes financières (note D.6)	2 838,4	2 938,9
Dettes d'exploitation et diverses	3 486,8	3 170,4
Avances et acomptes reçus		2,4
Dettes fournisseurs et comptes rattachés	1 942,5	1 847,1
Autres dettes et comptes de régularisation passif	1 544,3	1 320,9
Ecarts de conversion passif	19,7	6,6
Total du passif	15 036,4	14 872,2

II. — ***Comptes de résultat consolidés comparés.***
(En millions d'euros.)

	30/06/02	30/06/01	31/12/01
Chiffre d'affaires (note C.1)	7 371,3	6 978,3	13 740,4
Achats consommés et variation de stocks	– 1 292,6	– 1 299,6	– 2 566,4
Charges de personnel	– 1 425,3	– 1 319,0	– 2 624,3
Charges externes	– 3 277,4	– 3 217,6	– 6 279,3
Impôts et taxes	– 105,6	– 87,1	– 182,7
Dotations aux amortissements et provisions	– 253,4	– 262,6	– 461,7
Résultat d'exploitation	1 017,0	792,4	1 626,0
Pertes et gains de change	19,0	22,0	43,0
Résultat d'exploitation corrigé (note C.2)	1 036,0	814,4	1 669,0
Charges et produits financiers	– 112,0	– 87,2	– 167,3
Résultat avant impôt des sociétés intégrées	924,0	727,2	1 501,7
Impôts sur les résultats (note A)	– 319,7	– 261,4	– 535,9
Résultat net opérationnel des sociétés intégrées	604,3	465,8	965,8
Quote-part du résultat net opérationnel des sociétés mises en équivalence	162,0	126,2	269,8
Résultat net opérationnel	766,3	592,0	1 235,6
Plus ou moins-values sur actifs immobilisés nettes d'impôt (note D.1)	– 5,2	144,3	130,7
Coûts de restructuration nets d'impôt	– 12,4	– 13,8	– 28,3
Dotations aux amortissements des écarts d'acquisi-			

	30/06/02	30/06/01	31/12/01
Résultat net opérationnel part du groupe	761,1	587,1	1 229,1

	30/06/02	30/06/01	31/12/01
Nombre de titres	676 062 160	676 062 160	676 062 160
Résultat net opérationnel par action (en euros)	1,13	0,87	1,82

III. — Tableau de variation des capitaux propres consolidés.

(En millions d'euros.)

	Capital	Primes	Ecarts de conversion	Réserves consolidées et résultats	Changement de méthodes comptables	Total
Situation au 31 décembre 2000 retraité	135,2	953,4	– 250,8	5 580,7	(1) – 249,9	6 168,6
Dividendes versés (hors actions propres)				– 317,6		– 317,6
Variation des écarts de conversion			21,9			21,9
Autres variations				35,5		35,5
Résultat consolidé de la période (part du groupe)				1 290,7		1 290,7
Situation au 31 décembre 2001	135,2	953,4	– 228,9	6 589,3	– 249,9	7 199,1
Dividendes versés (hors actions propres)				– 391,7		– 391,7
Variation des écarts de conversion			– 395,3			– 395,3
Autres variations				7,9		7,9
Résultat consolidé de la période (part du groupe)				713,3		713,3
Situation au 30 juin 2002	135,2	953,4	– 624,2	6 918,8	– 249,9	7 133,3

(1) Ce chiffre de – 249,9 millions d'euros résulte pour :

171,9 millions d'euros de la mise en place du règlement CRC 99-02 et notamment de la comptabilisation des impôts différés selon la méthode de la conception étendue et de l'activation de contrats d'importance significative qualifiés de location-financement ;

– 421,8 millions d'euros de l'adoption de la méthode préférentielle relative à la comptabilisation des engagements de retraite et avantages assimilés.

IV. — Tableau des flux de trésorerie consolidés comparés.

(En millions d'euros.)

	30/06/02	30/06/01 (1)	31/12/01
Flux de trésorerie liés à l'activité			
Résultat net des sociétés intégrées	556,3	573,9	986,6
Elimination des charges et des produits sans incidence sur la trésorerie ou non liés à l'activité :			
Amortissements et provisions	313,6	269,2	556,4
Variation des impôts différés	– 6,3	– 7,0	– 19,5
Plus ou moins-values nettes d'impôts des sociétés intégrées	5,7	– 139,0	– 104,2
Autres opérations sans incidence sur la trésorerie	– 1,7	– 1,0	– 1,6
Marge brute d'autofinancement des sociétés intégrées	867,6	696,1	1 417,7
Dividendes reçus des sociétés mises en équivalence	94,4	62,9	62,9
Variation du besoin en fonds de roulement lié à l'activité	– 96,3	– 72,0	139,3
Flux net de trésorerie généré par l'activité (A)	865,7	687,0	1 619,9
Flux de trésorerie liés aux opérations d'investissements			
Acquisitions d'actifs immobilisés	– 274,6	– 271,2	– 564,7
Variation des autres actifs financiers	– 232,2	– 119,3	– 323,0
Cessions d'immobilisations	15,2	– 78,7	– 16,7
Incidence des variations de périmètre	– 50,1	286,6	151,6
Flux net de trésorerie lié aux opérations d'investissement (B)	– 541,7	– 182,6	– 752,8
Flux de trésorerie liés aux opérations de financement :			
Dividendes versés	– 403,8	– 316,1	– 345,4

	30/06/02	30/06/01 (1)	31/12/01
Incidence des variations de cours des devises (D)	– 30,0	9,3	– 3,3
Variation de trésorerie (A+B+C+D)	– 93,0	– 48,3	124,7
Trésorerie d'ouverture (E)	594,1	469,4	469,4
Trésorerie de clôture (A+B+C+D+E)	501,1	421,1	594,1

(1) Les concours bancaires ont été reclassés des dettes financières à la trésorerie conformément au classement effectué sur l'exercice 2001.

V. — Notes annexes.

Les données chiffrées sont, sauf indication contraire, fournies en millions d'euros.

A) Principes et méthodes comptables.

Les comptes consolidés de L'Oréal et de ses filiales au 30 juin 2002 sont établis conformément à la recommandation du CNC de mars 1999 sur les comptes intermédiaires et selon les mêmes principes et méthodes comptables que ceux retenus pour l'établissement des comptes annuels.

Depuis le 1er janvier 2002, L'Oréal applique le règlement no 00.06 sur les passifs adopté par le Comité de la réglementation comptable. L'application de ce règlement n'a pas eu d'effet significatif sur les capitaux propres à l'ouverture.

La charge d'impôt (courante et différée) est calculée pour les comptes intermédiaires en appliquant au résultat comptable de la période le taux d'impôt moyen annuel estimé pour l'année fiscale en cours pour chaque entité ou groupe fiscal.

B) Périmètre des activités.

La Société Shu Uemura Japon, dans laquelle le groupe a pris une participation de 35 % à la fin de l'année 2000 via sa filiale Nihon L'Oréal, est consolidée à compter du 1er janvier 2002 selon la méthode de l'intégration proportionnelle.

C) Information sectorielle.

1. – Chiffre d'affaires :

1.1. Ventilation du chiffre d'affaires consolidé par branche d'activité :

	30/06/02	Croissance (en %)		30/06/01	31/12/01
	(En millions d'euros)	A données publiées	Hors effets monétaires	(En millions d'euros)	(En millions d'euros)
Cosmétique	7 209,8	6,1	8,6	6 794,9	13 394,2
Dermatologie (1)	154,2	12,9	16,5	136,6	292,2

1.2. Ventilation du chiffre d'affaires consolidé par zone géographique :

	30/06/02	Croissance (en %)		30/06/01	31/12/01
	(En millions d'euros)	A données publiées	Hors effets monétaires	(En millions d'euros)	(En millions d'euros)
Europe de l'Ouest	3 719,9	5,9	5,8	3 512,8	6 667,2
Amérique du Nord	2 241,7	2,2	4,3	2 193,3	4 450,5
Reste du monde	1 409,7	10,8	22,1	1 272,2	2 622,7
Groupe	7 371,3	5,6	8,1	6 978,3	13 740,4

1.3. Ventilation du chiffre d'affaires de la branche cosmétique par zone géographique :

	30/06/02	Croissance (en %)		30/06/01	31/12/01
	(En millions d'euros)	A données publiées	Hors effets monétaires	(En millions d'euros)	(En millions d'euros)
Europe de l'Ouest	3 678,6	6,2	6,1	3 462,7	6 580,6
Amérique du Nord	2 140,7	1,7	3,9	2 104,3	4 256,9
Reste du monde	1 390,5	13,2	24,9	1 227,9	2 556,7
Branche cosmétique	7 209,8	6,1	8,6	6 794,9	13 394,2

2. – Résultat d'exploitation corrigé. — Ventilation du résultat d'exploitation corrigé par branche d'activité :

(En millions d'euros)	30/06/02	30/06/01	31/12/01
Cosmétique	1 007,5	790,3	1 604,2
Dermatologie	23,7	25,7	61,8
Autres	4,8	– 1,6	3,0
Groupe	1 036,0	814,4	1 669,0

3. – *Immobilisations* :

3.1. Ventilation de l'actif immobilisé par branche d'activité :

(En millions d'euros) valeurs nettes	Ecarts d'acquisition	Immob. incorporelles	Immob. corporelles	Immob. financières	Total au 30/06/02	31/12/01
Cosmétique	635,1	3 734,8	1 662,1	116,0	6 148,0	6 359,5
Dermatologie		281,2	41,0	2,4	324,6	307,5
Autres		0,5	17,5	58,1	76,1	80,3
Groupe	635,1	4 016,5	1 720,6	176,5	6 548,7	6 747,3

3.2. Ventilation de l'actif immobilisé net de la branche Cosmétique par zone géographique :

(En millions d'euros) valeurs nettes	Ecarts d'acquisition	Immob. incorporelles	Immob. corporelles	Immob. financières	Total au 30/06/02	31/12/01
Europe de l'Ouest	206,2	2 362,5	885,0	27,7	3 481,4	3 426,0
Amérique du Nord	338,4	1 262,9	527,7	51,7	2 180,7	2 417,9
Reste du monde	90,5	109,4	249,4	36,6	485,9	515,6
Cosmétique	635,1	3 734,8	1 662,1	116,0	6 148,0	6 359,5

D) Notes sur les comptes de bilan.

1. – Plus ou moins-values sur actifs immobilisés nettes d'impôt. — Pour l'année 2001, les plus ou moins-values sur actifs immobilisés nettes d'impôt représentent essentiellement le résultat de la cession de l'ensemble des participations dans le groupe Marie Claire, réalisée en mars 2001 ainsi que les conséquences de la cession de la société Lanvin SA et de ses filiales.

Par ailleurs, des mises au rebut ou amortissements exceptionnels d'actifs immobilisés non stratégiques ont été enregistrés dans cette rubrique pour des montants individuels non significatifs.

2. – Immobilisations incorporelles et écarts d'acquisition. — L'incidence de la consolidation en intégration proportionnelle au 1er janvier 2002 de la société Shu Uemura Japon s'élève à 47,5 millions d'euros sur le poste « Marques » (voir note B).

L'écart d'acquisition relatif à l'acquisition antérieure de Miss Ylang en Argentine a été totalement déprécié sur le premier semestre 2002 (9,5 millions d'euros) compte tenu de la situation économique du pays.

L'augmentation du pourcentage d'intérêt dans le groupe Sanofi-Synthelabo

4. – Titres mis en équivalence. — Ils incluent principalement les titres du groupe Sanofi-Synthélabo, dans lequel le groupe L'Oréal détient une participation à hauteur de 19,61 % au 30 juin 2002 contre 19,54 % au 31 décembre 2001. L'augmentation du pourcentage détenu résulte du rachat d'actions propres effectué par Sanofi-Synthelabo sur le premier semestre 2002 et présentés en minoration de leurs capitaux propres dans leurs comptes consolidés. Cette opération dégage un écart d'acquisition de 29,7 millions d'euros dans les comptes de L'Oréal au 30 juin 2002 (note D.2).

Au 31 décembre 2001, les titres mis en équivalence incluaient 32 millions d'euros relatifs à la participation détenue dans l'ensemble Shu Uemura Japon ; comme mentionné au paragraphe périmètre des activités, cette participation est désormais consolidée selon la méthode de l'intégration proportionnelle.

(En millions d'euros)	Contribution au 30/06/02			Valeur au bilan	
	% capital détenu	Capitaux propres consolidés	Résultat consolidé du semestre	30/06/02	31/12/01
Sanofi-Synthélabo	19,61	1 224,5	162,2	1 386,7	1 360,0
C.C.B. (Japon)	20,00	0,8	0,2	1,0	0,9
Shu Uemura (Japon)					32,0
Titres mis en équivalence		1 225,3	162,4	1 387,7	1 392,9

5. – Valeurs mobilières de placement :

(En millions d'euros)	30/06/02			31/12/01
	Valeur brute	Provision	Valeur nette	Valeur nette
Actions propres L'Oréal	1 514,4	58,9	1 455,5	1 267,2
O.P.C.V.M. et autres	150,8	1,6	149,2	137,2
Instruments financiers	13,5		13,5	4,9
Total	1 678,7	60,5	1 618,2	1 409,3

Les actions propres L'Oréal acquises dans le cadre de plans d'options d'achats d'actions représentent une valeur nette de 1 455,5 millions d'euros au 30 juin 2002 (après prise en compte d'une dotation nette aux comptes de provisions pour dépréciation de 45,3 millions d'euros sur le premier semestre 2002) contre 1 267,2 millions d'euros au 31 décembre 2001.

Au cours du premier semestre 2002, il a été procédé à l'achat de 3 030 000 actions et à des levées d'options portant sur 270 800 actions.

La valeur boursière globale au cours de clôture du 28 juin 2002 s'élève à 1 848,3 millions d'euros contre 1 669,5 millions d'euros au 31 décembre 2001.

6. – Emprunts et dettes financières.

— Analyse de la dette par nature :

(En millions d'euros)	30/06/02	31/12/01
Billets de trésorerie	1 399,1	1 440,7
Emprunts bancaires	1 221,4	1 235,6
Prêt à durée indéterminée	57,5	61,8
Dettes financières de location-financement	97,1	103,4
Emprunts obligataires	6,2	6,9
Concours bancaires	57,1	90,5
total	2 838,4	2 938,9

— Analyse de la dette par maturité :

(En millions d'euros)	30/06/02	31/12/01
Inférieure à 1 an	1 945,1	2 063,6
De 1 à 5 ans	770,0	721,1
Supérieure à 5 ans	123,2	154,2
Total	2 838,4	2 938,9

7. – Provisions pour risques et charges.

— Solde à la clôture :

(En millions d'euros)	30/06/02	31/12/01
Provision pour retraite et autres avantages consentis aux salariés	917,4	893,0
Provisions pour pertes de change	2,8	3,5

— Evolution au cours du premier semestre 2002

(En millions d'euros)	31/12/01	Dotation	Reprise (utilisation)	Reprise (non utilisée)	Périmètre	Autres (*)	30/06/02
Provision pour restructuration	80,5	6,1	– 12,9	– 0,2		– 13,8	59,7
Autres provisions pour risques et charges (1)	480,8	106,3	– 58,9	– 14,2		– 36,6	477,4

(*) Concerne pour l'essentiel des variations de change.

(1) Cette rubrique comprend notamment des provisions destinées à faire face à des risques et litiges de nature fiscale, des risques industriels et commerciaux liés à l'exploitation (rupture de contrats, reprise de produits) et des coûts liés au personnel.

8. – Opérations de marché.

— Risque de change : Les instruments de couverture sont affectés exclusivement aux dettes et créances comptabilisées et aux opérations prévisionnelles de l'année en cours et de l'année à venir dont la réalisation est jugée hautement probable.

Sur la base des informations fournies par les filiales, les opérations d'exploitation prévisionnelles font l'objet de couverture de change, soit par options, soit par achats ou ventes à terme de devises.

Au 30 juin 2002, la valeur de marché des instruments financiers de couverture est positive pour un montant de 92,1 millions d'euros, contre 20,5 millions d'euros au 31 décembre 2001.

— Risque de taux : A l'instar du change, la politique du groupe est de ne pas prendre de position spéculative.

Ainsi, le groupe a vocation à se refinancer principalement à taux variable.

De plus, les instruments financiers dérivés qui sont négociés dans le cadre de cette gestion, le sont à des fins de couverture.

Il n'apparaît pas au 30 juin 2002 d'évolution significative sur les instruments de couverture de taux par rapport au 31 décembre 2001. A cette date la valeur de marché était positive de 33,8 millions d'euros.

E) Evènements postérieurs à la fin du semestre.

Fin août 2002, L'Oréal a acquis la société ARTec Systems Group Inc, société qui commercialise des produits professionnels pour le soin et la coloration du cheveu dans les salons de coiffure américains.

VI. — Rapport d'activité.

A) Le groupe consolidé.

Le chiffre d'affaires consolidé de L'Oréal pour le premier semestre 2002 a atteint 7,37 milliards d'euros.

Sa croissance par rapport au 30 juin 2001 est de + 5,6 % en données consolidées et de + 8,6 % en données comparables, c'est-à-dire à structure et taux de change identiques.

Les effets monétaires ont eu un impact négatif de 2,5 % à fin juin 2002.

Les effets nets de changement de structure ont été de – 0,5 % à fin juin, essentiellement dus à la vente de Lanvin en 2001.

Le résultat net opérationnel part du groupe, servant de calcul du bénéfice net par action, s'est élevé à 761,1 millions d'euros, en progression de 29,6 % par rapport au 30 juin 2001.

B) Informations sectorielles.

1°) Cosmétique :

— Produits grand public : Au 30 juin 2002, le chiffre d'affaires consolidé de la Division Produits Grand Public s'élève à 4,01 milliards d'euros, soit une progression en données comparables de 9,1 % et de 6,6 % en données consolidées.

La division Produits Grand Public est spécialisée dans la vente de produits cosmétiques en grande diffusion. Ses principales marques sont L'Oréal Paris, Garnier, Maybelline et Sofsheen Carson.

Garnier a connu une forte progression de son chiffre d'affaires grâce à la poursuite de sa conquête géographique, en particulier en Amérique Latine, en Russie et en Asie. L'Oréal Paris, la marque haut de gamme de la grande diffusion, a également vu la croissance de son chiffre d'affaires s'accélérer, porté en particulier par sa gamme de soins de la peau. Maybelline, quant à elle, confirme sa position de première marque mondiale de maquillage avec des croissances très fortes en Asie, au Japon et en Amérique Latine.

Les lignes de soin du visage Visible Results et le mascara Cil Architecte de L'Oréal Paris ainsi que les produits de coiffure Fructis Style de Garnier ont été lancés avec succès. Le nouveau rouge à lèvres de Maybelline, Water Shine Diamonds, a lui aussi connu une réussite exceptionnelle.

— Produits de luxe : Au 30 juin 2002, le chiffre d'affaires consolidé de la division Produits de Luxe s'élève à 1,76 milliard d'euros, soit une progression en données comparables de + 5,5 % et de + 3,8 % en données consolidées.

La division Produits de Luxe développe des marques mondiales de prestige dans une distribution sélective valorisante. Ces principales marques sont Lancôme, Biotherm, Helena Rubinstein, les parfums Ralph Lauren, Giorgio Armani et Cacharel, ainsi que les marques Kiehl's et Shu Uemura.

La richesse et la diversité de son portefeuille de marques, ainsi que l'équilibre de son implantation géographique, ont permis à la division de conquérir de nouvelles parts de marché dans un environnement économique plus

Rubinstein (Prodigy, Collagenist, Extravagant et Stellars) donne une nouvelle accélération à la dynamique de croissance de la marque.

Enfin, sur les marques de parfums, Giorgio Armani prend le leadership mondial dans la parfumerie masculine, notamment grâce au succès de son nouveau jus Armani Mania.

— Produits professionnels : Au 30 juin 2002, le chiffre d'affaires consolidé de la Division Produits Professionnels s'élève à 983 millions d'euros, soit une progression en données comparables de 9,3 % et de 6,6 % en données consolidées.

La division Produits Professionnels est spécialisée dans la vente de produits capillaires aux professionnels de la coiffure.

Au cours du premier semestre 2002, la division, déjà leader sur son marché, a gagné des parts de marché sur tous les continents.

Au sein de la marque L'Oréal Professionnel, le lancement d'une coloration Majirouge Hi Chroma a rencontré un très grand succès. Le lancement de la ligne de soins Sleek Look dans la marque Matrix a été une très grande réussite.

Les marques Matrix et Redken ont enregistré de très forts taux de croissance sur le continent nord-américain et ont poursuivi leur expansion à l'international à des rythmes élevés, conformément à nos objectifs de diversification du portefeuille de marques.

— Cosmétique active : Au 30 juin 2002, le chiffre d'affaires consolidé du Département Cosmétique Active s'est élevé à 404 millions d'euros, soit une progression en données comparables de 12,0 % et de 9,4 % en données consolidées.

Le département Cosmétique Active assure la vente de produits cosmétiques aux officines pharmaceutiques et aux espaces beauté-santé spécialisés.

Le premier semestre a été marqué pour Cosmétique Active par la poursuite de l'expansion très forte en Europe de l'Est, en Amérique latine et en Asie, alors que les Etats-Unis bénéficiaient pour la première fois de la consolidation au premier semestre de l'acquisition de Biomedic par La Roche-Posay.

La Roche-Posay a vu sa croissance rapide se poursuivre (+ 24 % en données comparables) sur tous les marchés : à noter en particulier la réussite du lancement d'Effaclar sur le marché de l'acné.

Vichy réussit, cet année encore, une véritable percée du soin du visage grâce, en particulier, au succès du lancement d'Oligo 25, hydratant anti-teint terne, qui cible de nouvelles jeunes consommatrices pour la marque.

2°) Dermatologie. — Au 30 juin 2002, le chiffre d'affaires consolidé de la branche dermatologique s'est élevé à 154 millions d'euros, soit une progression en données comparables de 16,5 % et de 12,9 % en données consolidées.

Au cours du premier semestre, Galderma, dont L'Oréal consolide 50 %, a maintenu une croissance à deux chiffres.

Sur le plan géographique, on note d'importantes progression en Angleterre, dans les pays nordiques, en Corée, au Mexique et en Chine. Avec la reprise de la licence de Pékiron (Locéryl crème) au Japon, Galderma a fait son entrée commerciale dans ce pays.

Les produits stratégiques (Differine, Locéryl, Metrogel/Rozex, Cetaphil) continuent à progresser de façon satisfaisante. Galderma a lancé aux Etats-Unis, avec succès, le premier traitement pour le mélasma (masque de grossesse) : Tri-Luma.

C) Perspectives.

A l'occasion de la publication des résultats semestriels, M. Lindsay Owen-Jones, président-directeur général de L'Oréal, a déclaré : « La forte croissance interne du chiffre d'affaires, associée à des gains de productivité, et la maîtrise des risques de change se sont traduites par une amélioration sensible des marges.

Sans être extrapolables, ces résultats du premier semestre nous paraissent extrêmement encourageants. Notre confiance quant aux résultats pour l'ensemble de l'année en est renforcée : 2002, malgré les aléas de conjoncture, devrait être une très bonne année pour L'Oréal. »

D) Société-mère.

Au premier semestre 2002, le chiffre d'affaires de L'Oréal S.A., maison-mère du groupe mondial décrit plus haut, a été de 831 millions d'euros, contre 746 millions d'euros au premier semestre 2001.

Le résultat net de L'Oréal S.A. a été, pour la même période, de 1,11 milliard d'euros, en progression de 13,8 % par rapport au premier semestre 2001.

VII. — Rapport des commissaires aux comptes sur l'examen des comptes semestriels consolidés résumés.

— la vérification des informations données dans le rapport semestriel.

Ces comptes semestriels consolidés résumés ont été établis sous la responsabilité de votre conseil d'administration. Il nous appartient, sur la base de notre examen limité, d'exprimer notre conclusion sur ces comptes.

Nous avons effectué cet examen selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences limitées conduisant à une assurance, moins élevée que celle résultant d'un audit, que les comptes semestriels consolidés résumés ne comportent pas d'anomalies significatives. Un examen de cette nature ne comprend pas tous les contrôles propres à un audit, mais se limite à mettre en œuvre des procédures analytiques et à obtenir des dirigeants et de toute personne compétente les informations que nous avons estimées nécessaires.

Sur la base de notre examen limité, nous n'avons pas relevé d'anomalies significatives de nature à remettre en cause, au regard des règles et principes comptables français, la régularité et la sincérité des comptes semestriels consolidés résumés et l'image fidèle qu'ils donnent du résultat des opérations du semestre ainsi que de la situation financière et du patrimoine de l'ensemble constitué par les entreprises comprises dans la consolidation, à la fin de ce semestre.

Nous avons également procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations données dans le rapport semestriel commentant les comptes semestriels consolidés résumés sur lesquels a porté notre examen limité.

Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes semestriels consolidés résumés.

Paris et Neuilly, le 5 septembre 2002.

Les commissaires aux comptes :

PIERRE COLL ; ÉTIENNE JACQUEMIN.

28958

SOCIETE DES PAIEMENTS PASS (S2P)

Société anonyme au capital de 70 000 000 €.
Siège social : 1, place Copernic, 91051 Evry Cedex.
313 811 515 R.C.S. Evry.

Rectificatif à la situation au 30 juin 2002, parue au *Bulletin des Annonces légales obligatoires* du 28 août 2002, page 20054, « Hors bilan », « Engagements reçus de financement », au lieu de : « 179 745 », lire : « 1 799 745 ».

28814

SAINT-GOBAIN MATERIAUX DE CONSTRUCTION S.A.S.

Société par actions simplifiée au capital de 325 220 524 €.
Siège social : Les Miroirs, 18, Avenue d'Alsace, 92400 Courbevoie.
433 699 188 R.C.S. Nanterre.

Les comptes annuels de l'exercice 2001 approuvés par décisions de l'associé unique au 3 juin 2002 ont été publiés dans les Affiches Parisiennes du 19 au 20 septembre 2002.

28930

SDV AFRIQUE

(Capital détenu directement à 99,99 % par Bolloré.)

Société en nom collectif au capital de 225 000 €.
Siège social : 31/32, quai de Dion Bouton, 92800 Puteaux.
328 046 032 R.C.S. Nanterre.

Les comptes annuels au 31 décembre 2001 approuvés par l'assemblée générale ordinaire du 24 juin 2002 ont été publiés dans le journal d'annonces légales « Le Progrès de Cornouaille » du 20 septembre 2002.

28974

SCI SEVRES BELLEVUE

(Groupe Simco.)

Société civile immobilière au capital de 15 000 €.
Siège social : 34, rue de la Fédération, 75015 Paris.
432 858 389 R.C.S. Paris.

SICAVONLINE

Société anonyme au capital de 765 825 €.
Siège social : 42, avenue Kléber, 75116 Paris.
423 973 494 R.C.S. Paris.

Les comptes annuels arrêtés au 31 décembre 2001 et approuvés par l'assemblée générale ordinaire en date du 31 mai 2002 ont été publiés dans le journal d'annonces légales « La Loi » du 3 septembre 2002, n° 176.

28837

SOCOPAO SA

(Capital détenu directement à 99,99 % par Bolloré.)

Société anonyme au capital de 39 790 €.
Siège social : 31/32, quai de Dion Bouton, 92806 Puteaux.
343 390 431 R.C.S. Nanterre.

Les comptes annuels au 31 décembre 2001 approuvés par l'assemblée générale ordinaire du 28 juin 2002 ont été publiés dans le journal d'annonces légales « Le Progrès de Cornouaille » du 20 septembre 2002.

28973

SOLVING INTERNATIONAL

Société anonyme au capital de 1 657 987,73 €.
Siège social : 144, avenue des Champs-Elysées, 75008 Paris.
328 153 481 R.C.S. Paris.

A. — Comptes consolidés au 30 juin 2002.

I. — **Bilan consolidé au 30 juin 2002.**
(En euros.)

Actif	30/06/2002			31/12/2001
	Montant brut	Amortissements/Provisions	Montant net	Montant net
Capital souscrit non appelé				
Immobilisations incorporelles :				
Frais d'établissement	62 137	32 609	29 528	33 923
Frais de recherche				
Concessions, brevets et marques	123 802	93 570	30 232	36 932
Fonds commercial	746 633	44 885	701 748	720 679
Ecart d'acquisition	13 459 554	1 684 384	11 775 170	11 115 058
Autres immobilisations incorporelles	297 323	164 815	132 508	138 794
Acomptes et avances				
Immobilisations corporelles :				
Terrains				
Constructions				
Installations techniques	26 389	8 145	18 244	10 245
Autres immobilisations corporelles	3 872 730	2 894 500	978 230	1 196 846
Immobilisations en cours				
Avances et acomptes				
Immobilisations financières :				
Titres de participation				
Titres des sociétés M.E.				
Créances sur participations	41 086		41 086	
Autres titres immobilisés	1 075,276	30 002	1 045 274	1 054 439
Prêts	715 214		715 214	48 167
Autres immobilisations financières	146 168		146 168	150 607
Actif immobilisé	20 566 312	4 952 910	15 613 402	14 505 690
Actif circulant :				
Matières premières	25 956		25 956	16 360
En cours de biens				
En cours de services	2 230 313		2 230 313	2 191 979
Produits intermédiaires et finis				
Marchandises				
Avances, acomptes sur commandes	288 413		288 413	132 348
Clients	23 399 063	583 580	22 815 483	21 458 804
Etat – Impôt différé	355 020		355 020	
Autres créances	2 523 330		2 533 330	3 097 723
Capital appelé non versé				
Actions propres				

L'Oreal S.A.
12g3-2(b) application
Document # 12

i) 2002 nine months sales published in French in the BALO

Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes intermédiaires.

Toulouse, le 22 octobre 2002.

Les commissaires aux comptes :
KPMG Audit Département de KPMG S.A. :
CHRISTIAN LIBÉROS,
Associé.

31183

LA MONDIALE

Société d'assurance mutuelle sur la vie et de capitalisation.
Entreprise régie par le Code des assurances.
Siège social : 32, avenue Emile Zola, Mons-en-Baroeul, 59896 Lille Cedex 9.
775 625 635 R.C.S. Lille.

Chiffre d'affaires comparé (hors taxes).
(En milliers d'euros.)

	30/09/2002	30/09/01
1°) Société-mère :		
Premier trimestre	302 435	320 361
Deuxième trimestre	475 498	282 815
Troisième trimestre	374 440	243 946
Total	1 152 373	847 122
2°) Groupe consolidé :		
Premier trimestre	636 220	749 218
Deuxième trimestre	635 940	600 867
Troisième trimestre	656 541	479 044
Total	1 928 701 Soit + 5,44 %	1 829 129

Les primes émises indiquées s'entendent nettes d'annulation et brutes de réassurance.

31201

L'OREAL

Société anonyme au capital de 135 212 432 €.
Siège social : 14, rue Royale, 75008 Paris.
Siège administratif : 41, rue Martre, 92117 Clichy.
632 012 100 R.C.S. Paris.

Chiffre d'affaires consolidé du groupe L'Oréal à fin septembre 2002.
(En millions d'euros.)

	2002	2001
Premier trimestre :		
Cosmétique	3 641,0	3 320,8
Dermatologie	80,9	63,3
Autres	3,6	23,4
Total du premier trimestre	3 725,5	3 407,5
Deuxième trimestre :		
Cosmétique	3 568,8	3 474,1
Dermatologie	73,3	73,3
Autres	3,8	23,4
Total du deuxième trimestre	3 645,8	3 570,8
Troisième trimestre :		
Cosmétique	3 391,6	3 318,8
Dermatologie	70,2	65,3
Autres	3,6	3,7
Total du troisième trimestre	3 465,3	3 387,8
9 mois :		
Cosmétique	10 601,3	10 113,7
Dermatologie	224,3	201,9
Autres	11,0	50,5
Total 9 mois	10 836,6	10 366,1

1°) La croissance du chiffre d'affaires du groupe L'Oréal à fin septembre 2002 en données publiées est de 4,5 %.

Les effets monétaires ont eu un impact négatif de - 3,7 %.

Les effets nets de changement de structure ont été de - 0,3 %.

A données comparables, c'est-à-dire à structure et taux de change identiques, la croissance du chiffre d'affaires consolidé du groupe L'Oréal est de 8,6 %.

2°) L'évolution du chiffre d'affaires « Cosmétique » est de 4,8 % à données

ORPEA

Société anonyme au capital de 44 826 930 €.
Siège social : Tour Horizon, 52, quai de Dion-Bouton, 92806 Puteaux.
401 251 566 R.C.S. Paris.

Comptes semestriels consolidés.

I. — **Bilan consolidé au 30 juin 2002.**
(En milliers d'euros.)

Actif	Notes	30/06/02 Brut	30/06/02 Amortissements et provisions	30/06/02 Net	31/12/01 Net
Actif immobilisé :					
Immobilisations incorporelles	1	68 809	539	68 270	62 349
Ecarts d'acquisition		29	2	27	27
Immobilisations corporelles	2	193 304	46 890	146 414	136 903
Titres mis en équivalence	3				1 234
Immobilisations financières	3	2 685		2 685	2 037
Total actif immobilisé		264 827	47 431	217 396	202 550
Actif circulant :					
Stocks et en-cours	5.9	15 741	1 067	14 674	11 164
Clients et comptes rattachés		11 655	2 845	8 810	7 542
Impôt différé	14	715		715	523
Autres créances	4.9	7 212	649	6 563	11 952
Valeurs mobilières de placement		300		300	75
Disponibilités		5 936		5 936	1 123
Charges constatées d'avance	6	5 219		5 219	4 352
Total actif circulant		46 778	4 561	42 217	36 731
Comptes de régularisation et assimilés		378		378	568
Total de l'actif		311 983	51 992	259 991	239 849

Passif	Notes	30/06/02	31/12/01
Capitaux propres :	7		
Capital		44 827	40 921
Primes et réserves		23 976	5 000
Report à nouveau		7 205	3 530
Résultat de l'exercice		4 436	7 703
Total capitaux propres groupe		80 444	57 154
Intérêts minoritaires :			
Provisions pour risques et charges	8	6 730	5 896
Dettes :			
Emprunts et dettes financières	9	114 015	119 880
Fournisseurs et comptes rattachés		17 616	16 213
Dettes fiscales et sociales		9 395	11 638
Impôt différé	14	7 628	6 036
Autres dettes		10 726	9 571
Produits constatés d'avance	10	13 437	13 460
Total dettes		172 817	176 799
Comptes de régularisation et assimilés			
Total du passif		259 991	239 849

II. — **Compte de résultat consolidé.**
(En milliers d'euros.)

	Notes	30/06/02	30/06/02 (pro forma)	30/06/01

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L'ORÉAL

Pre-tax consolidated sales of the L'OREAL group for the 2002 first nine months - 30.09.02 (B.A.L.O., 01.11.02, page 23810)

(In millions of Euros)

		2002	2001
1st Quarter			
	Cosmetics	3,641.0	3,320.8
	Dermatology	80.9	63.3
	Other	3.6	23.4
Total 1st Quarter		**3,725.5**	**3,407.5**
2nd Quarter			
	Cosmetics	3,568.8	3,474.1
	Dermatology	73.3	73.3
	Other	3.8	23.4
Total 2nd Quarter		**3,645.8**	**3,570.8**
3rd Quarter			
	Cosmetics	3,391.6	3,318.8
	Dermatology	70.2	65.3
	Other	3.6	3.7
Total 3rd Quarter		**3,465.3**	**3,387.8**
9 months			
	Cosmetics	10,601.3	10,113.7
	Dermatology	224.3	201.9
	Other	11	50.5
9 months total		**10,836.6**	**10,366.1**

1) On the 30th September 2002, L'OREAL's first 9 months sales growth is 4.5 % on consolidated figures.
The effect of currency fluctuations was negative at -3.7 %. The change in the scope of consolidation was negative at -0.3 %.
On a comparable basis, that is to say with an identical structure and exchange rates, the L'OREAL Group's sales increased by 8.6 %.

2) "Cosmectics" sales rose by 4.8 % on consolidated figures and 8.4 % excluding exchange rate fluctuations.

3) The consolidated sales are calculated using the average monthly rates adopted for consolidated financial statements at the applicable date.
The figures in the above table reflect the total sales made to third parties by L'OREAL SA and its French and foreign subsidiaries.

Top of page

j) Translation of the 2002 nine months sales published

L'Oreal S.A.
12g3-2(b) application
Document # 13


L'ORÉAL
2000
Shareholder
digest
www.loreal-finance.com

2000 Consolidated sales by currency


27%
41%
3%
29%

Euro	**41%**
US Dollar	**29%**
Yen	**3%**
Other currencies	**27%**

Contents

2000 Board of Directors

Lindsay Owen-Jones
*British. Joined L'Oréal in 1969.
During his international career with the group, he was Chief Executive of L'Oréal in Italy from 1978 to 1981 and President of L'Oréal USA from 1981 to 1984.
He was appointed Deputy Chairman and Chief Executive Officer in 1984, and* ***Chairman and Chief Executive Officer*** *in 1988. L'Oréal Board Member since 1984 (term of office renewed in 1998).
Gesparal Board Member.
Board Member of Air Liquide, BNP Paribas, Lafarge and Sanofi-Synthélabo.*

Jean-Pierre Meyers (4)
L'Oréal Board Member since 1987 (term of office renewed in 1997).
Vice-Chairman of the Board.
*Gesparal Board Member.
Nestlé S.A. (Switzerland) Board Member.*

Liliane Bettencourt (1)
*Daughter of Eugène Schueller, who founded L'Oréal in 1907. L'Oréal Board Member since 1995 (term of office renewed in 1999).
Vice-Chairman of the Board of Gesparal in which she holds a controlling interest.*

Françoise Bettencourt Meyers
*Daughter of Mrs Bettencourt.
L'Oréal Board Member since 1997.
Gesparal Board Member.*

Peter Brabeck-Letmathe
*Austrian. With the Nestlé group since 1968, Appointed General Manager in 1992, then Chief Executive Officer of Nestlé S.A. (Switzerland) in 1997.
L'Oréal Board Member since 1997.
Gesparal Board Member.
Vice-Chairman of the Board of Crédit Suisse Group. Roche Holding Board Member.*

Francisco Castañer Basco (4)
*Spanish. With the Nestlé group since 1964, Appointed General Manager in 1997.
L'Oréal Board Member since 1998.
Gesparal Board Member.*

François Dalle
*With L'Oréal from 1942 to 1984, Group Executive Vice-President in 1948, Chairman and Chief Executive Officer from 1957 to 1984. Board Member of Nestlé S.A. (Switzerland) from 1974 to 1989, and Vice-Chairman from 1986 to 1989.
L'Oréal Board Member since 1950 (term of office renewed in 1997).
Vice-Chairman of the Board of Gesparal.
Chairman and Founder of L'Institut de l'Entreprise.
Chairman and Founder of L'Association Entreprise et Progrès. Chairman of the review Humanisme et Entreprise.*

Rainer E. Gut (2)
*Swiss. Began his banking career in England and in the United States. Joined the Crédit Suisse group in 1971, Chairman of the Board of Crédit Suisse Group from 1983 to 2000, Honorary Chairman thereafter.
Nestlé S.A. (Switzerland) Chairman of the Board. L'Oréal Board Member since 2000.
Gesparal Vice-Chairman of the Board.
Board Member of Péchiney SA and Sofina S.A. (Belgium).*

Marc Ladreit de Lacharrière
With L'Oréal from 1976 to 1991. Formerly Vice-President in charge of Administration and Finance, group Executive Vice-President from 1984 to 1991. Chairman of Fimalac. Chairman of Fitch inc. Member of the International Advisory Board of Renault–Nissan. L'Oréal Board Member since 1984 (term of office renewed in 1998). Board Member of Canal+ and Euris. Member of the Supervisory Board of Casino and Groupe Flo.

Guy Landon
With L'Oréal from 1953 to 1994. Formerly Vice-President in charge of Human Resources. Group Executive Vice-President from 1991 to 1994. L'Oréal Board Member since 1989 (term of office renewed in 1997). Honorary Chairman and Board Member of CEDEP (the European Centre for Continuing Education).

Olivier Lecerf (3)
Joined Lafarge in 1956. Chairman and Chief Executive Officer from 1974 to 1989, Honorary Chairman thereafter. L'Oréal Board Member since 1990 (term of office renewed in 1998).

Edouard de Royère (2)
Joined Air Liquide in 1966, Executive Vice-President in 1979, Chairman and Chief Executive Officer from 1985 to 1995, Honorary Chairman thereafter. L'Oréal Board Member since 1995 (term of office renewed in 1999). Board Member of the following companies: Air Liquide, Danone, Fimalac, Sodexho, Solvay and Wanadoo. Member of the Supervisory Board of Michelin. Chairman of ANSA (National Association of Joint-Stock Companies).

Michel Somnolet
Joined L'Oréal in 1966. With L'Oréal USA from 1969 to 1999, where he was appointed Board Member in 1976 and Executive Vice-President Chief Operating Officer in 1983. Vice-President in charge of Administration and Finance at L'Oréal since 1st January 2000. Appointed Board Member on 23rd February 2000. Permanent L'Oréal representative on the Board of Sanofi-Synthélabo

Pascal Castres Saint Martin
Was L'Oréal S.A. Board member from 1994 to February 2000. With L'Oréal from 1979, he was Group Executive Vice-President and Vice-President in charge of Administration and Finance up to 31st December 1999, when he decided to retire.

Helmut Maucher
Asked that his L'Oréal Board member's term of office, begun in 1982, should not be renewed at the L'Oréal Annual General Meeting of 30th May 2000. Managing Director of Nestlé S.A. from November to June 1997, Mr Maucher also became Chairman of the Board of Directors of Nestlé S.A. from June 1990 to May 2000.

(1) – Chairman of "the Management and Remuneration Committee".
(2) – Member of "the Management and Remuneration Committee".
(3) – Chairman of the Audit Committee.
(4) – Member of the Audit Committee.

– the statutory length of a Board Member's term of office is currently 4 years.
– directorships of group subsidiaries are not mentioned.
– every Board Member holds a minimum of 1,000 shares in the group.

Capital structure

Breakdown of share ownership


Mrs Bettencourt and her family
51%
Gesparal
53.70%
Nestlé
49%
Public
46.30%

L'Oréal shareholding structure


10%
15%
54%
21%

Gesparal	**54%**
International institutional investors	**21%**
French institutional investors	**15%**
Individual shareholders	**10%**

A brief history of the L'Oréal share

Date	Milestone	Market capitalisation € millions	FF millions
8 october 1963	274,944 FF 100 shares admitted to the cash market, priced at FF 800 each	**34**	220
September 1973	Issue of 106,000 5.25% convertible bonds (1 share per bond)	**394**	2,586
24 october 1983	Listed only on the Monthly Settlement Market	**1,409**	9,241
September 1986	Capital increase through the issue of 429,142 FF 100 investment certificates at FF 317 and attached voting certificates (1 investment certificate for 10 shares)	**2,716**	17,818
1987	Allocation of bonus shares and investment certificates with 1 new share for every 5 held	**2,121**	13,916
July 1990	One-for-ten stock split	**4,201**	27,557
September 1994	Listing of the 3,271,021 shares contributed to Gesparal in payment for Cosmair Canada and US shares	**9,432**	61,870
July 1996	One-for-ten bonus share allocation	**20,123**	132,000
3 July 2000	One-for-ten stock split	**57,161**	374,952
December 2000	Fiscal year-end	**61,724**	404,886

Registered or bearer shares?

Registered shares

Registered shares may be of two types:

- Directly registered shares: managed by the Securities Service of the BNP Paribas group, the lead banking manager of L'Oréal, these shares do not give rise to any custodian fees.
- Administered shares: managed by your financial institution in conjunction with BNP Paribas, these shares give rise to custodian fees whose amount should be discussed with your financial intermediary.

The above shares enable L'Oréal to know your identity either directly through BNP Paribas (directly registered shares) or via BNP Paribas through the financial intermediary of your choice (administered shares).

Bearer shares

Bearer shares are managed by your financial institution, and give rise to custodian fees whose amount should be discussed with your financial intermediary. Bearer shares do not enable L'Oréal to know your identity directly except when you register to attend the Shareholders' Meetings.

Annual General Meeting of Shareholders
How to participate?

If you wish to attend

■ Only shareholders having first provided proof of their shareholder status will be admitted to the AGM, and no shareholder may be accompanied. Shareholders **wishing to attend the AGM** must be in possession of a shareholder entry card and proof of their identity.

– Holders of registered shares are given notice of the AGM directly by the company by mail.

To receive the shareholder entry card, they must be shareholders of record at least five days before the AGM as indicated in the accounts of BNP Paribas, the registrar of the L'Oréal Securities Service.

– Holders of bearer shares are given notice of the AGM through their financial intermediaries.

To receive the shareholder entry card, they must, at least five days before the AGM, obtain a certificate issued by their financial intermediary to the effect that the said shares are placed in a blocked account until the date of the AGM.

If you wish to participate without attending

■ Shareholders **not attending the AGM** may appoint another shareholder or their spouse to represent them at the AGM, or vote by mail or send a proxy form to the Chairman. For this purpose, simply return the mail voting form or the proxy form sent to you to BNP Paribas at least three days before the AGM. The mail voting form or proxy form is sent:
– directly to your home address if you are a registered shareholder
– on request if you are a bearer shareholder.

L'Oréal share performance

L'Oréal share performance (base 100 as of 01.01.96)

Source: Datastream

- L'ORÉAL (adjusted share price)
- CAC 40 index (1)
- DOW JONES STOXX 50 index (1) (reconstituted for the years prior to 1999)


5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
indices
1996
1997
1998
1999
2000
762
686
610
534
457
381
305
229
152
76
share price

As of 31st December, 2000, L'Oréal's share capital consisted of 676,062,160 shares with a par value of 0.2 euros. Gesparal S.A. holds 53.70% of L'Oréal's capital and 70.93% of voting rights.

(1) – Indices relative to L'Oréal share price.

Fully diluted earnings per share (before capital gains and losses, after minority interests) (2)

– €, – FF


0.84
5.52
0.95
6.22
1.06
6.97
1.22
8.03
1.52
9.97
+10.3%
+12.8%
+12.1%
+15.1%
+24.2%
1996
1997
1998
1999
2000

(2) – After the one-for-ten bonus share allocation decided by the Board of Directors on 23rd May 1996, and the ten-for-one share split of 3rd July 2000.

5-year investment in L'Oréal shares

– €, – FF

Purchase of 76 shares on 31st December, 1995	**15,189.41** 99,636.00
Reinvestment of dividends	
Valuation at 31st December 2000 (890 shares at € 91.30 / FF 598.89) (3)	**81,257.00** 533,010.98

Capital invested multiplied by 5.35
Total shareholder return: 39.03% per year

Shareholder glossary

■ **ADRs (American Depositary Receipts)**: One American Depositary Receipt is equivalent to one-fifth of a share. The ADR represents a fraction of a share, is denominated in dollars and is negotiable on the American market of foreign companies. It is not sponsored by L'Oréal and is freely circulated in the United States by certain American banks.

■ **CAC 40 Paris Stock Index:** Broad-based index of shares on the Paris Stock Exchange, which provides constant information on the market movements of the top 40 companies in terms of market capitalisation listed on the official list (SRD)

■ **Cash flow:** Gross cash flow representing a company's available funds (net profit + depreciation + provisions)

■ **COB**: The French Stock Market authority which regulates transactions on the Stock Exchange and the quality of information issued by member companies in order to protect investors.

■ **Coupon detachment**: This corresponds to the allocation of dividend to the holders of the share. The dividend payment may take place after the detachment date.

■ **Dividend**: Distribution of earnings to all shareholders, voted by the Annual General Meeting after proposal by the Board of Directors.

■ **Division of par value**: Operation consisting of multiplying the number of shares, and of correspondingly dividing the par value of the share.

■ **Dow Jones Stoxx 50**: Index made up of 50 leading stocks in the European Union, Switzerland and Norway (17 countries)

■ **Dow Jones Euro Stoxx 50**: Index made up of 50 leading stocks in the Euro Zone (11 countries)

■ **Earnings Per Share (EPS)**: Net profit of the listed company before capital gains and losses, after minority interests, divided by the weight average number of shares in circulation during the given period

■ **Equity Code (SICOVAM Code)**: Identifying code of the share assigned by EUROCLEAR France.

■ **Euronext**: Created by merging the stock markets of Amsterdam, Brussels and Paris. Euronext is the first fully integrated cross-border market for shares, derivatives and commodities.

■ **Euronext 100**: Capitalisation index consisting of the 100 stocks with the largest market capitalisations and with the greatest liquidity in the Euronext listing.

■ **Gearing**: Ratio of debts to shareholders' equity. It is a measure of a company's debt relative to its resources.

■ **Market capitalisation**: Value of a listed company as determined by the market at a given moment in time. It is calculated by multiplying the number of outstanding shares by the current market price of the share and in some cases that of other listed securities.

■ **Net profit before capital gains and losses, after minority interests**: Net profit attributable to the group before capital gains and losses and after minority interests

■ **Price/Earnings (P/E) ratio**: Price of a share on a given day divided by its earnings per share for the fiscal year

■ **Registered share**: Share whose owner's name is recorded in the books of the issuer or the issuer's agent, called a registrar, and is transmitted by bank transfer

■ **ROE (Return On Equity)**: Ratio of net profit for a given period to shareholders' equity at the start of the period. It measures the company's efficiency in making profits from its own resources.

■ **SRD (Service de Règlement Différé/Deferred Settlement Service)**: The SRD replaced the Monthly Settlement Market in Autumn 2000. The system offers a limited credit facility, for which a charge is made, relating to the major shares listed on the Paris Bourse.

■ **Tax credit**: Instituted in France in order to avoid double taxation at the corporate and shareholder levels. It amounts to half of the net dividend

Practical Information

Information on the L'Oréal share:

Equity code (SICOVAM code): 12032.

Minimum lot: 1 share.

Trading: Cash market of the Paris Stock Exchange. Eligible for the Deferred Settlement Service (SRD).

Par value: € 0.2

Price at 29.12.2000: € 91.3

Annual rise at 29.12.2000:
- L'Oréal: + 14.63%
- CAC 40: - 0.54%
- DJ Euro Stoxx 50: - 2.7%

Market capitalisation: € 61.72 billion at 29.12.2000
(Ranked seventh on the Paris Stock Exchange).

Indexes

At 29.12.2000 the L'Oréal share accounted for:
- 5.24% of the CAC 40
- 3.11% of the Euronext 100
- 2.26% of the DJ Euro Stoxx 50
- 1.53 of the DJ Stoxx 50

Addresses:

Headquarters: 41, rue Martre, 92117 Clichy, France
Registered office: 14, rue Royale, 75008 Paris, France
L'Oréal International Financial Information Department
(in charge of shareholder relations): 41, rue Martre, 92117 Clichy, France
Tel. (33 1) 47 56 70 00 - Fax: (33 1) 47 56 80 02

Internet: www.loreal-finance.com
Email: info@loreal-finance.com

Actionnariat L'Oréal
BNP Paribas - GIS Émetteurs
Les Collines de l'Arche
75450 Paris Cedex 09, France
Tel. (33 1) 58 13 51 36
Fax: (33 1) 55 77 34 17

L'ORÉAL

May 2001

L'Oreal S.A.
12g3-2(b) application
Document # 14

a) Letter to Shareholders n° 16
Spring 2001

2001 SPRING — NUMBER SIXTEEN

LETTER TO SHAREHOLDERS

2001 Financial Information Schedule

Key dates	Financial events
Thursday 5th April 2001	First Quarter 2001 Sales Annual Financial Analysts Meeting
Tuesday 29th May 2001	2001 Annual General Meeting
Friday 13th July 2001	First Half 2001 Sales
Tuesday 4th September 2001	First Half 2001 Results
Friday 12th October 2001	9-months 2001 Sales

Release of the 29th March 2001

2000 results
Another year of strong growth confirmed

- **An all-time record increase in net profit before capital gains and losses and minority interests: +24.2%**
- **The dividend has risen sharply (+29.4%) and will be paid at an earlier date**

The Board of Directors of L'ORÉAL met on Wednesday 28th March 2001 under the chairmanship of Mr Lindsay OWEN-JONES and in the presence of the Statutory Auditors. The Board of Directors approved the group's consolidated financial statements and closed the L'ORÉAL SA parent holding company's financial statements for the fiscal year 2000.

	Amount in M€	Growth 2000/1999
Sales	12,671	+ 17.9%
Adjusted operating profit [1]	1,481	+ 20.4%
Net profit before capital gains and losses after minority interests	1,028	+ 24.2%
Earnings per share (in €)	1.52	+ 24.2%
Net dividend (in €)	0.44	+ 29.4%

(1) Including exchange gains and losses.

An all-time record increase in profit

The certified results confirm those published on 22nd February 2001. The pre-tax profit of the fully consolidated companies amounted to 1.3 billion euros, an increase of 17.5%. For the sixteenth year in succession, double-digit growth in pre-tax profit was achieved.

Net profit before capital gains and losses and after minority interests was over one billion euros, a rise of 24.2%.

A substantially increased dividend, to be paid at an earlier date

The Board of Directors has decided to propose to the Annual General Meeting, which is to be held on Tuesday 29th May 2001 at 10 am at UNESCO, 125 avenue de Suffren, 75007 Paris, a substantially increased dividend, to be paid at an earlier date.

The net dividend proposed is 0.44 euro (approximately FF 2.89), with a tax credit of 0.22 euro (approximately FF 1.44). This represents an increase of 29.4% compared with the net dividend of 0.34 euro paid last year, and is payable on 676,062,160 shares following the one-for-ten stock split of 3rd July 2000.
The dividend is to be paid on 8th June 2001, seven days earlier than in 2000.

At the Annual General Meeting, the Board of Directors will propose that the terms of office of four directors should be renewed: Mrs Françoise BETTENCOURT MEYERS, Mr Peter BRABECK-LETMATHE, Mr François DALLE and Mr Jean-Pierre MEYERS.

Mr Guy LANDON, Board Member, which term of office will expire on the Annual General Meeting of May, 2001, desired not to renew it. The Board of Directors thanked sincerely Mr Guy LANDON for his contribution, during many years, to the group's expansion.

The Board of Directors will also ask the Annual General Meeting to appoint Mr Jean-Paul PICARD as Substitute Auditor to replace Mr Etienne JACQUEMIN, the latter having been appointed Statutory Auditor to replace Mr Patrice de MAISTRE, who asked to be relieved of his duties.

The draft resolutions and entrance conditions will be indicated in the notice to attend and the legal documents provided for the Annual General Meeting.

Release of the 22nd February 2001

2000 Results: another year of strong growth
Net profit: up by 24.2%

Consolidated sales, at € 12.7 billion, grew by 17.9% compared to 1999.

Net profit before capital gains and losses after minority interests(1), used to calculate earnings per share, amounted to € 1,027.8 million, growing by 24.2%.

Mr Lindsay OWEN-JONES, Chairman and Chief Executive Officer of L'ORÉAL, said, **"2000 was an historical year: L'OREAL achieved an absolute record in terms of profit growth, the highest for almost 20 years. Similarly, group sales showed their highest growth since the consolidation of our American subsidiaries in 1994".**

(1) Provisional results.

Notable events in 2000

- Successful new "star products" developed by the group research division,
- Increasing global development of strategic brands, especially in Japan, North America, and in several new markets where significant breakthroughs were achieved,
- Strategic acquisitions and alliances, which are a new source of growth for L'ORÉAL,
- Further improvement in profit margins,
- Excellent profit contribution from equity consolidated associates.

The success of star products

The group successfully launched several star products, including WATER SHINE lipstick and FULL N'SOFT mascara by MAYBELLINE, AGE PERFECT skin care by L'ORÉAL Paris, the FRUCTIS range of styling products by Laboratoires GARNIER, and L'ORÉAL Professionnel's MAJI-CONTRAST hair colouring range. In fragrances, RALPH by RALPH LAUREN and MIRACLE by LANCÔME were launched, as was the VINÉFIT skin care range by LANCÔME, NUTRILOGIE by VICHY and the GIORGIO ARMANI make-up line.

All these products are innovations developed by L'ORÉAL Research. Once again the growth in Research expenditure was greater than that in turnover.

Increased global development of the group's brands

L'ORÉAL continued rapid internationalisation of its strategic brands with major breakthroughs in several markets:

- In Japan, the world's third largest cosmetics market, sales have increased by 46%, mainly as a result of the success of MAYBELLINE, which, at the end of last year, occupied first place in the market in every make-up category.
- In North America, sales grew by 31.4%. There was particularly strong growth in the United States, where sales exceeded $ 3 billion for the first time.
- Outstanding results were also achieved in numerous markets, such as Korea (+ 70%), Poland (+ 41%), Russia (+ 47%), Turkey (+ 28%) and Brazil (+ 44%).

Strategic acquisitions and alliances

Several acquisitions, completed in 2000, offer to the group outstanding growth potential.

- 3 American brands: CARSON Inc, world leader in ethnic cosmetics with a strong presence in the United States and South Africa, MATRIX ESSENTIALS, the North American leader in salon products, and KIEHL'S, a world-renowned skin care brand, founded in 1851 in New York.
- 2 local acquisitions: Laboratoires YLANG SA, the leader in mass market cosmetics in Argentina and RESPONS, one of the three leading hair-care brands in Scandinavia.
- A strategic alliance with SHU UEMURA, a pioneering Japanese brand in the art of make-up and skin care, which becomes the first Asian brand in the L'ORÉAL brands portfolio. SHU UEMURA will be consolidated from 1st January, 2001.

A further improvement in profit margins

Adjusted operating profit increased by 20.4% to 1,481.3 € million. This represents 11.7% of consolidated sales, compared with 11.4% in 1999.

Both main sectors contributed to the improvement.

Adjusted Operating Profit by sector(1) (2)

	Year 2000	% Sales	Growth
Cosmetics	1,426.3 M€	11.6%	+ 19.3%
Dermatology (3)	57.3 M€	21.8%	+ 45.2%
Consolidated total	1,481.3 M€	11.7%	+ 20.4%

The net financial charge, excluding exchange rate gains and losses, amounted to 159.3 € million compared with 104.7 € million in 1999. This takes into account the financing of acquisitions, completed mainly during the second half of the year. In line with the information given in September 2000, these acquisitions had a marginal effect on the results.

Consequently, consolidated pre-tax profit increased by 17.5% to € 1,322.1 million.

Corporate taxes have increased by 14% to € 488.6 million.

Net profit before capital gains and losses of fully consolidated companies increased by 19.7% to € 833.5 million.

An excellent profit contribution from equity consolidated associates

Share of profits from equity consolidated associates amounted to € 199.9 million, of which SANOFI-SYNTHELABO accounted for € 187.1 million, a 45.7% growth. This performance illustrates the success of the 1999 merger.

Group annual performance (1)

	Year 1999 (new criteria) (4) in M€	Year 2000 in M€	% Growth
Consolidated Sales	10,750.7	12,671.2	+ 17.9%
Operating profit (4)	1,265.9	1,540.8	+ 21.7%
Adjusted operating profit (2) (4)	1,229.9	1,481.3	+ 20.4%
Pre-tax profit of fully consolidated companies (4)	1,125.3	1,322.1	+ 17.5%
Net profit of fully consolidated companies	696.6	833.5	+ 19.7%
Group share of net profit of equity associates	136.5	199.9	+ 46.5%
Net profit before capital gains and losses, after minority interests	827.4	1,027.8	+ 24.2%
Earnings per share (€)	1.22	1.52	+ 24.2%

(1) Provisional results.
(2) Including exchange rate gains and losses.
(3) Group share, i.e. 50%.
(4) In accordance with French Regulation 99-02, employee profit sharing had been reclassified under Personnel expenses; in addition, exceptional income and expenses linked to current operations have been reclassified under Other operating income and expenses.

The Board of Directors has examined these provisional results on 21 February 2001, in conjunction with the Statutory Auditors, and will approve them on 28 March 2001.

Release of the 24th January 2001

2000: a year of exceptional growth. Annual sales: + 17.9%

The consolidated sales of L'ORÉAL amounted, in 2000, to € 12.7 billion (FF 83.1 billion). The growth rate based on published figures was 17.9% compared with 1999. After allowing for the 7.4% positive effect of exchange rate fluctuations, the growth rate was 10.5%.

L'ORÉAL benefited from a positive structural impact of 2.1% due to the consolidation of acquisitions carried out in 2000, mainly in the second half of the year.

Group sales growth by business sector was as follows:

Group sales growth by sector

	published figures	excl. exchange rate fluctuations
Cosmetics	+ 17.5%	+ 10.3%
Dermatology	+ 32.2%	+ 19.1%

Growth in cosmetics sales has been strong in the main geographical areas.

Cosmetics sector growth by area

	published figures	excl. exchange rate fluctuations
Western Europe	+ 6.0%	+ 5.2%
North America	+ 31.4%	+ 14.1%
Rest of the World	+ 33.4%	+ 19.3%

Strategic acquisitions

These strategic acquisitions included CARSON Inc, world leader in ethnic cosmetics with a strong presence in the United States and South Africa, MATRIX ESSENTIALS, the North American leader in salon products, and KIEHL'S, a highly selective and world-renowned skin care brand, founded in New York in 1851.

These strategic acquisitions, backed up by local acquisitions such as Laboratoires YLANG SA, the leader in mass-market make-up in Argentina, and RESPONS, a Scandinavian shampoo brand, offer the group outstanding growth potential.

At the end of 2000, L'ORÉAL also signed a strategic alliance with SHU UEMURA, a pioneering Japanese brand in the art of make-up and skin care, which will be consolidated in 2001.

Provisional results will be published on Wednesday 21 February, 2001, and the audited results on Wednesday 28 March, 2001.

THE NEXT ANNUAL GENERAL MEETING OF THE L'ORÉAL SHAREHOLDERS WILL TAKE PLACE ON TUESDAY, 29TH MAY 2001, 10.00 AM, AT THE UNESCO: 125, AVENUE DE SUFFREN, 75007 PARIS, FRANCE



Avenue C. Risler
Avenue de la Motte-Picquet
École-Militaire
Avenue de Tourville
École militaire
Avenue Duquesne
Avenue de Lowendal
Place de Fontenoy
Avenue de Ségur
La Motte-Picquet-Grenelle
UNESCO
125
Avenue de Suffren
Avenue de Saxe
Boulevard de Grenelle
Cambronne
Ségur

ONLY SHAREHOLDERS WHO HAVE PROVIDED PROOF OF THEIR STATUS ARE ENTITLED TO ATTEND SHAREHOLDERS MEETING

Proof of status can be provided as follows:

■ Holders of **registered** shares:

• must be shareholders of record registered with the BNP PARIBAS, the registrar for L'ORÉAL shares, **at least five days before the Meeting;**

• and must provide a proof of identity. The entry card may be obtained in advance from:

Actionnariat L'ORÉAL
BNP PARIBAS – GIS Émetteurs
Les Collines de l'Arche
75450 Paris Cedex 09 – France
Telephone: 33 1 58 13 51 36
Fax: 33 1 55 77 34 17

■ Holders of **bearer** shares:

• must ask the custodian of their shares to provide a certificate, **at least five days before the Meeting**, to the effect that the said shares are placed in a blocked account until the date of the Shareholder Meeting;

• the said custodian **must lodge this certificate with the BNP PARIBAS** in order to obtain a shareholder **entry card**.

SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING MAY VOTE BY MAIL OR APPOINT A PROXY

To do so, they are required, **at least three days before the Meeting**, to return to the BNP PARIBAS the form of proxy or postal vote sent to their home address, in the case of registered shareholders, or obtained on request, in the case of holders of bearer shares.

Shareholders may:

• cast a specific vote on each of the resolutions to be considered at the meeting, or;

• designate their spouse, or another shareholder to represent them at the Meeting, or;

• appoint the Chairman of the Meeting to vote on their behalf.

THE COMPANY PROVIDES SHAREHOLDERS WITH INFORMATION SO AS TO MAKE VOTING EASIER

Over and above the information provided in terms of its legal obligations, L'ORÉAL operates a policy of regular, active and transparent communications for shareholders.

■ The principal sources of information provided are:

• the Letter to Shareholders;

• the Annual Report;

• legal information regarding the Annual General Meeting;

• occasional and periodical releases;

• notices published in the legal and financial press.

■ Information may be accessed:

• L'ORÉAL

- **http://www.loreal-finance.com**

- Telephone: **33 1 58 13 51 36**

• COB

- **http://www.cob.fr (section: SOPHIE)**

L'Oreal S.A.
12g3-2(b) application
Document # 15

a) Notice of meeting
April 2001

L'OREAL

Incorporated in France as a "Société anonyme" with registered capital of €135,212,432

Registered office: 14 rue Royale - 75008 Paris - France

632 012 100 RCS PARIS

NOTICE OF MEETING

The shareholders are hereby informed that they will be subsequently given notice to attend the Ordinary Meeting of Shareholders to be held at the headquarters of UNESCO at 125, avenue de Suffren, Paris 75007, on Tuesday 29th May, 2001, in order to deliberate on the following agenda and draft resolutions:

Agenda

- Approval of the financial statements and approval of all actions by the Board of Directors,
- Allocation of the company's profits,
- Declaration of the dividend,
- Agreements covered by Article L. 225-38 of the French Commercial Code,
- Renewal of tenures of directors,
- End of tenure of one director,
- Appointment of a substitute auditor,
- Authorisation given to the company to buy back its own shares,
- Powers for formalities.

FIRST RESOLUTION
Approval of the financial statements and approval of all actions by the Board of Directors

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, and after hearing the management report of the Board of Directors and the reports of the Statutory Auditors for the financial year 2000, approves these reports in their entirety, and approves the annual financial statements showing a net profit of FF 3,953,933,029.97 (€ 602,773,204.64) compared with FF 3,241,893,060.58 (€ 494,223,411.07) at 31st December, 1999.

The AGM further approves various expenses and charges which are non-deductible from the company's taxable income, of which a report has been given.

It authorises the Board of Directors to commit expenses of this nature for the financial year 2001.

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, approves all the actions taken by the Board of Directors having held office in 2000.

SECOND RESOLUTION
Allocation of the company's profits

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, on the proposal of the Board of Directors, decides to appropriate the company's income for the financial year 2000, amounting to FF 3,953,933,029.97 (€ 602,773,204.64), as follows:

		equivalent in euros
• to the "Special reserve of long-term net capital gains"	FF 647,015,689.00	€ 98,636,905.93
• 5% of the fully paid up capital, i.e. the entire capital, as first dividend	FF 44,346,770.63	€ 6,760,621.60
• the balance amounting to	FF 3,262,570,570.34	€ 497,375,677.12
to which is added a deduction from the "Special reserve of long-term net capital gains" item amounting to	FF 1,042,378,729.00	€ 158,909,612.83
• leaving an available balance of	FF 4,304,949,299.34	€ 656,285,289.94
an amount of	FF 1,906,911,137.03	€ 290,706,728.80

•	an amount of will be used to pay withholding tax	FF 185,000,000.00	€ 28,203,068.19
•	the balance, that is will be allocated to the "Other reserves" account	FF 2,213,038,162,31	€ 337,375,492.95

THIRD RESOLUTION

Declaration of the dividend

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, declares the net dividend to be paid for each share as follows:

		equivalent in FF
Dividend allocated for the financial year 2000	€ 297,467,350.40	FF1,951,257,907.66
That is a dividend paid per share of	€ 0.44	FF 2.89
Tax already paid (tax credit)	€ 0.22	FF 1.45

The net dividend of € 297,467,350.40 will be paid to the 676,062,160 shares constituting the capital ranking from 1st January, 2000, from the date set by the Board of Directors:

- for registered shares recorded on the company's share register, directly by Banque Nationale de Paris in its capacity as an authorised agent, depending on the mode of settlement indicated by the holders;

- for registered shares held in an administered account, and for bearer shares, by the authorised custodians to whom the management of these shares has been entrusted.

The AGM notes that the net dividends paid for the last three years, and the corresponding tax credits, were as follows, and relate to shares with a par value of FF 10 in 1997 and 1998 and € 2 in 1999 [compared with € 0.2, i.e. approximately FF 1.31 at present] :

Year	Number of shares	Net dividend		Tax already paid (Tax credit)		TOTAL	
		FF	€	FF	€	FF	€
1997	67,606,216	16.00	2.44	8.00	1.22	24.00	3.66
1998	67,606,216	18.50	2.82	9.25	1.41	27.75	4.23
1999	67,606,216	22.30	3.40	11.15	1.70	33.45	5.10

In the event that, when dividends are paid on shares, the company holds some of its own shares, in accordance with legal requirements the profits corresponding to the unpaid dividends resulting from these shares will be allocated to the "Ordinary reserve" account.

FOURTH RESOLUTION

Agreements covered by Article L. 225-38 of the French Commercial Code

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, acknowledges to the Board of Directors and the Statutory Auditors that it has been presented with the findings of the report made on agreements covered by Article L. 225-38 of the French Commercial Code and approves the said agreements.

FIFTH RESOLUTION

Renewal of the tenure as director of Mrs Françoise BETTENCOURT MEYERS

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, and in accordance with the provisions of article 8 of the bylaws, renews the tenure as director of Mrs Françoise BETTENCOURT MEYERS for a statutory period of 4 years.

The tenure as director of Mrs Françoise BETTENCOURT MEYERS will expire at the end of the Ordinary General Meeting to be held in 2005 to review the financial statements of the year ending 31st December, 2004.

SIXTH RESOLUTION

Renewal of the tenure as director of Mr Peter BRABECK LETMATHE

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, and in accordance with the provisions of article 8 of the bylaws, renews the tenure as director of Mr Peter BRABECK LETMATHE for a statutory period of 4 years.

The tenure as director of Mr Peter BRABECK LETMATHE will expire at the end of the Ordinary General Meeting to be held in 2005 to review the financial statements of the year ending 31st December, 2004.

SEVENTH RESOLUTION

Renewal of the tenure as director of Mr François DALLE

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, and in accordance with the provisions of article 8 of the bylaws, renews the tenure as director of Mr François DALLE for a statutory period of 4 years.

The tenure as director of Mr François DALLE will expire at the end of the Ordinary General Meeting to be held in 2005 to review the financial statements of the year ending 31st December, 2004.

EIGHTH RESOLUTION

Renewal of the tenure as director of Mr Jean-Pierre MEYERS

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, and in accordance with the provisions of article 8 of the bylaws, renews the tenure as director of Mr Jean-Pierre MEYERS for a statutory period of 4 years.

The tenure as director of Mr Jean-Pierre MEYERS will expire at the end of the Ordinary General Meeting to be held in 2005 to review the financial statements of the year ending 31st December, 2004.

NINTH RESOLUTION

End of the tenure as director of Mr Guy LANDON

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, and noting that the tenure as director of Mr Guy LANDON has expired and that he does not wish to have his appointment renewed, decides that he will not be replaced.

TENTH RESOLUTION

Appointment of a Substitute Auditor

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, appoints Mr Jean-Paul PICARD as Substitute Auditor to replace Mr Etienne JACQUEMIN, the latter having been appointed Auditor to replace Mr Patrice de MAISTRE, who has resigned.

ELEVENTH RESOLUTION

Renewal of the authorisation given to the company to buy back its own shares

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, and having noted the report of the Board of Directors and the memorandum approved by the Commission des Opérations de Bourse, authorises the Board of Directors to carry out the purchase of the company's own shares on the stock exchange or by other means, in accordance with Articles L. 225-209 et seq. of the French Commercial Code in the following conditions:

- the purchase price per share may not be greater than € 120,
- the selling price per share may not be less than € 60,
- the number of shares to be bought by the company may not exceed 6% of the number of shares forming the capital, that is 40,563,729 shares for a maximum amount of € 4.87 billion

In the event of any operations affecting the company's capital, and more particularly in the event of a capital increase by incorporation of reserves and allotment of bonus shares, and in the event either of a stock split or a reverse stock split, the amounts indicated above will be arithmetically adjusted in the proportion required by the variation in the total number of shares determined by the operation.

This authorisation is intended to enable the company to use these shares for the following purposes:

- the exchange of shares in connection with external growth operations, in order to reduce the burden of financing such operations, or more generally to improve the financial terms of a transaction;
- if the case arises and the circumstances are appropriate, the sale on the market or the remittance of shares bought back to any subscribers of bonds which are redeemable in shares or exchangeable for shares, if the issue of such bonds was decided on by an extraordinary general meeting of the company.

Any of its own shares held by the company may be cancelled by a reduction of capital up to the limits set by law, in application of the provisions of the fourteenth resolution of the General Meeting of Shareholders held on 1st June, 1999.

This authorisation is granted for a maximum period of eighteen months, and in any case expires on the date of the Ordinary General Meeting called to review the financial statements of the year ending 31st December, 2001.

The AGM confers to the Board of Directors all powers, with the possibility of delegation, to issue all stock market orders, conclude all agreements, establish all documents, particularly for information purposes, carry out all formalities and make all declarations to all organisations, and in general to take all actions which are necessary.

TWELFTH RESOLUTION
Powers for formalities

The AGM gives all powers to the bearer of a copy or extract of this document to carry out all necessary registrations, formalities and publications, to sign all documents and declarations, and all statements, and in general to carry out all necessary actions.

The Board of Directors of L'Oréal SA



L'Oreal S.A.
12g3-2(b) application
Document # 16

b) Notice to attend the Annual General Meeting May 11 2001

L'ORÉAL
2001
Invitation to attend the Annual General Meeting

Contents

2000 Consolidated sales
€ 12,671 million
FF 83,116 million
+17.9%

Net profit before capital gains and losses and after minority interests
€ 1,028 million
FF 6,742 million
+24.2%

Dividend per share[1]
proposed at the Annual General Meeting
€ 0.44
FF 2.89
+29.4%

[1] After the ten-for-one share split, 3rd July 2000.

Board of **Directors**

Lindsay Owen-Jones, CBE
Chairman and Chief Executive Officer

Jean-Pierre Meyers
Vice-Chairman

Liliane Bettencourt
Director

Françoise Bettencourt Meyers
Director

Peter Brabeck-Letmathe
Director

Francisco Castañer Basco
Director

François Dalle
Director

Rainer E. Gut
Director - Since 30th May, 2000

Marc Ladreit de Lacharrière
Director

Guy Landon
Director

Olivier Lecerf
Director

Edouard de Royère
Director

Michel Somnolet
Director - Since 23rd February, 2000

Pascal Castres Saint Martin
Director - Up to February 2000

Helmut Maucher
Director - Up to 30th May, 2000

Auditors
Pierre Coll
Patrice de Maistre

Substitutes
Etienne Jacquemin
Etienne Boris

The presentation of the Directors is on page 55 in tome 1 of the L'Oréal Annual Report.

Management **Committee**

Béatrice Dautresme
Vice-President in charge of Strategic Business Development

Giorgio Galli
Vice-President in charge of Corporate Communications and External Affairs[1]

Jean-François Grollier
Vice-President in charge of Research and Development

Marcel Lafforgue
Vice-President in charge of Production and Technology

Jean-Jacques Lebel
Vice-President in charge of Professional Products Division[2]

Patrick Rabain
Vice-President in charge of Consumer Products Division

Michel Somnolet
Vice-President in charge of Administration and Finance

François Vachey
Vice-President in charge of Human Resources

Gilles Weil
Vice-President in charge of Luxury Products Division

[1] **Jean-Pierre Valériola**, Vice-President in charge of Corporate Communications and External Affairs has decided to retire. Giorgio Galli is appointed to succeed him.
[2] **Alain Leprince-Ringuet**, Vice-President in charge of Professional Products Division, retired at the end of the year 2000. He was succeeded by Jean-Jacques Lebel.

The shareholders of L'Oréal are invited to attend the Annual General Meeting, to be held **at UNESCO, 125, avenue de Suffren, Paris 75007, France, on Tuesday 29th May , 2001,** in order to deliberate on the following agenda and draft resolutions:

Explanatory **memorandum**

The Board of Directors of L'Oréal S.A., which met on 28th March, 2001, gives notice that the Annual General Meeting is to be held on Tuesday 29th May, 2001, at UNESCO, *125 avenue de Suffren, 75007 Paris, France.*

The purpose of the AGM is to submit the annual reports and financial statements for 2000 for its approval, to propose *the allocation of the company's profits, to set the dividend* at an even higher level to be paid at an earlier date, and to approve all actions taken by the Board of Directors.

This year the Board of Directors is proposing to the AGM a considerably increased dividend, to be paid at an earlier date. The net dividend proposed is € 0.44 (approximately FF2.89) with a tax credit of € 0.22 (approximately FF1.44), representing growth of 29.4%, the highest level achieved for a decade, to be paid on 8th June, 2001, seven days ahead of the date of payment in 2000.

It will also be proposed to the AGM that the tenure of four directors should be renewed: Mrs Françoise BETTENCOURT MEYERS, Mr Peter BRABECK-LETMATHE, Mr François DALLE and Mr Jean-Pierre MEYERS. Mr Guy LANDON has decided not to request the renewal of his tenure as director, which expires at this AGM; the Board of Directors has thanked him warmly for the many years of service he has given to L'Oréal.

Furthermore, the Board of Directors will propose to the AGM the appointment of Mr Jean-Paul PICARD as Substitute Auditor, to replace Mr Etienne JACQUEMIN. The latter is appointed Statutory Auditor to replace Mr Patrice de MAISTRE, who has decided to resign for personal reasons, and to whom the Board of Directors has also expressed its gratitude.

Finally, the AGM will be asked to authorise the company to buy back, if necessary, its own shares, in accordance with the information memorandum submitted to the COB for approval, published in the press and on its Internet site, and available from L'Oréal.

Agenda

- Approval of the financial statements and approval of all actions by the Board of Directors,
- Allocation of the company's profits,
- Declaration of the dividend,
- Agreements covered by Article L. 225-38 of the French Commercial Code,
- Renewal of tenures of directors,
- End of tenure of one director,
- Appointment of a substitute auditor,
- *Authorisation given to the company to buy back its own shares,*
- Powers for formalities.

Draft **resolutions**

Submitted for approval to the Annual General Meeting on 29th May, 2001

First resolution

Approval of the financial statements and approval of all actions by the Board of Directors

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, and after hearing the management report of the Board of Directors and the reports of the Statutory Auditors for the financial year 2000, approves these reports in their entirety, and approves the annual financial statements showing a net profit of FF 3,953,933,029.97 (€ 602,773,204.64) compared with FF 3,241,893,060.58 (€ 494,223,411.07) at 31st December, 1999.

The AGM further approves various expenses and charges which are non-deductible from the company's taxable income, of which a report has been given.

It authorises the Board of Directors to commit expenses of this nature for the financial year 2001.

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, approves all the actions taken by the Board of Directors having held office in 2000.

Second resolution

Allocation of the company's profits

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, on the proposal of the Board of Directors, decides to appropriate the company's income for the financial year 2000, amounting to FF 3,953,933,029.97 (€ 602,773,204.64), as follows:

[illegible]	FF	€ equivalent
To the "Special reserve of long-term net capital gains"	647,015,689.00	98,636,905.93
5% of the fully paid up capital, i.e. the entire capital, as first dividend	44,346,770.63	6,760,621.60
the balance amounting to	3,262,570,570.34	497,375,677.12
to which is added a deduction from the "Special reserve of long-term net capital gains" item amounting to	1,042,378,729.00	158,909,612.83
leaving an available balance of	4,304,949,299.34	656,285,289.94
an amount of will be allotted to shareholders as superdividend	1,906,911,137.03	290,706,728.80
an amount of will be used to pay withholding tax	185,000,000.00	28,203,068.19
the balance, that is will be allocated to the "Other reserves" account	2,213,038,162.31	337,375,492.95

Third resolution

Declaration of the dividend

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, declares the net dividend to be paid for each share as follows:

[illegible]	€	FF equivalent
Dividend allocated for the financial year 2000	297,467,350.40	1,951,257,907.66
That is a dividend paid per share of	0.44	2.89
Tax already paid (tax credit)	0.22	1.45

The net dividend of € 297,467,350.40 will be paid to the 676,062,160 shares constituting the capital ranking from 1st January, 2000 from the date set by the Board of Directors:

- for registered shares recorded on the company's share register, directly by Banque Nationale de Paris in its capacity as an authorised agent, depending on the mode of settlement indicated by the holders;
- for registered shares held in an administrated account, and for bearer shares, by the authorised custodians to whom the management of these shares has been entrusted.

The AGM notes that the net dividends paid for the last three years, and the corresponding tax credits, were as follows, and relate to shares with a par value of FF 10 in 1997 and 1998 and € 2 in 1999 (compared with € 0.2, i.e. approximately FF 1.31 at present):

Year	[illegible] of shares	[illegible] dividend		(Tax credit)		Total	
		FF	€	FF	€	FF	€
1997	67,606,216	16.00	2.44	8.00	1.22	24.00	3.66
1998	67,606,216	18.50	2.82	9.25	1.41	27.75	4.23
1999	67,606,216	22.30	3.40	11.15	1.70	33.45	5.10

In the event that, when dividends are paid on shares, the company holds some of its own shares, in accordance with legal requirements the amount corresponding to the unpaid dividends resulting from these shares will be allocated to the "Ordinary reserve" account.

Fourth resolution

Agreements covered by Article L. 225-38 of the French Commercial Code

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, acknowledges to the Board of Directors and the Statutory Auditors that it has been presented with the findings of the report made on agreements covered by Article L. 225-38 of the French Commercial Code and approves the said agreements.

Fifth resolution

Renewal of the tenure as director of Mrs Françoise BETTENCOURT MEYERS

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, and in accordance with the provisions of article 8 of the bylaws, renews the tenure as director of Mrs Françoise BETTENCOURT MEYERS for a statutory period of 4 years.

The tenure as director of Mrs Françoise BETTENCOURT MEYERS will expire at the end of the Ordinary General Meeting to be held in 2005 to review the financial statements of the year ending 31st December, 2004.

Sixth resolution

Renewal of the tenure as director of Mr Peter BRABECK LETMATHE

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, and in accordance with the provisions of article 8 of the bylaws, renews the tenure as director of Mr Peter BRABECK LETMATHE for a statutory period of 4 years.

The tenure as director of Mr Peter BRABECK LETMATHE will expire at the end of the Ordinary General Meeting to be held in 2005 to review the financial statements of the year ending 31st December, 2004.

Seventh resolution
Renewal of the tenure as director of Mr François DALLE

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, and in accordance with the provisions of article 8 of the bylaws, renews the tenure as director of Mr François DALLE for a statutory period of 4 years.

The tenure as director of Mr François DALLE will expire at the end of the Ordinary General Meeting to be held in 2005 to review the financial statements of the year ending 31st December, 2004.

Eighth resolution
Renewal of the tenure as director of Mr Jean-Pierre MEYERS

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, and in accordance with the provisions of article 8 of the bylaws, renews the tenure as director of Mr Jean-Pierre MEYERS for a statutory period of 4 years.

The tenure as director of Mr Jean-Pierre MEYERS will expire at the end of the Ordinary General Meeting to be held in 2005 to review the financial statements of the year ending 31st December, 2004.

Ninth resolution
End of the tenure as director of Mr Guy LANDON

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, and noting that the tenure as director of Mr Guy LANDON has expired and that he does not wish to have his appointment renewed, decides that he will not be replaced.

Tenth resolution
Appointment of a Substitute Auditor

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, appoints Mr Jean-Paul PICARD as Substitute Auditor to replace Mr Etienne JACQUEMIN, the latter having been appointed Auditor to replace Mr Patrice de MAISTRE, who has resigned.

Eleventh resolution
Renewal of the authorisation given to the company to buy back its own shares

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, and having noted the report of the Board of Directors and the memorandum approved by the Commission des Opérations de Bourse, authorises the Board of Directors to carry out the purchase of the company's own shares on the stock exchange or by other means, in accordance with Articles L. 225-209 et seq. of the French Commercial Code in the following conditions:

- the purchase price per share may not be greater than € 120,
- the selling price per share may not be less than € 60,
- the number of shares to be bought by the company may not exceed 6% of the number of shares forming the capital, that is 40,563,729 shares for a maximum amount of € 4.87 billion.

In the event of any operations affecting the company's capital, and more particularly in the event of a capital increase by incorporation of reserves and allotment of bonus shares, and in the event either of a stock split or a reverse stock split, the amounts indicated above will be arithmetically adjusted in the proportion required by the variation in the total number of shares determined by the operation.

This authorisation is intended to enable the company to use these shares for the following purposes:

- the exchange of shares in connection with external growth operations, in order to reduce the burden of financing such operations, or more generally to improve the financial terms of a transaction;
- if the case arises and the circumstances are appropriate, the sale on the market or the remittance of shares bought back to any subscribers of bonds which are redeemable in shares or exchangeable for shares, if the issue of such bonds was decided on by an extraordinary general meeting of the company.

Any of its own shares held by the company may be cancelled by a reduction of capital up to the limits set by law, in application of the provisions of the fourteenth resolution of the General Meeting of Shareholders held on 1st June, 1999.

This authorisation is granted for a maximum period of eighteen months, and in any case expires on the date of the Ordinary General Meeting called to review the financial statements of the year ending 31st December, 2001.

The AGM confers to the Board of Directors all powers, with the possibility of delegation, to issue all stock market orders, conclude all agreements, establish all documents, particularly for information purposes, carry out all formalities and make all declarations to all organisations, and in general to take all actions which are necessary.

Twelfth resolution
Powers for formalities

The AGM gives all powers to the bearer of a copy or extract of this document to carry out all necessary registrations, formalities and publications, to sign all documents and declarations, and all statements, and in general to carry out all necessary actions.

The Board **of Directors L'Oréal S.A.**

Five–year **financial summary**

L'Oréal S.A. (excluding subsidiaries)

(in € thousands, except Net income, in €)	1996	1997	1998	1999	2000
I. Capital					
a) Share capital	103,065.0	103,065.0	103,065.0	135,212.4	135,212.4
b) Number of shares	67,606,216	67,606,216	67,606,216	67,606,216	676,062,160[1]
II. Results of operations					
a) Sales	883,649.8	971,184.7	1,083,535.9	1,148,034.7	1,269,686.1
b) Income before taxation, amortisation charges to and reversals of provisions (including provision on capital expenditure and employee profit sharing reserve)	537,131.1	459,476.0	663,629.8	727,253.3	808,336.1
c) Company taxation	46,828.8	34,635.0	48,273.4	57,148.2	59,208.6
d) Net income	437,019.6	589,112.2	549,013.9	494,223.4	602,773.2
e) Total income distribution	144,291.0	164,904.0	190,670.3	229,861.1	297,467.4
III. Per share data					
a) Income after tax but before amortisation, depreciation and provisions	7.14	6.15	8.94	9.77	1.09
b) Net income	6.46	8.71	8.12	7.31	0.89
c) Net dividend per share and Investment certificate (excluding tax credit)	2.13[2]	2.44[2]	2.82[2]	3.40	0.44
IV. Personnel					
a) Number of employees of L'Oréal S.A.	4,281	4,414	4,595	4,708	5,135
b) Total payroll	188,164.4	206,529.3	218,088.7	229,657.7	251,328.5
c) Total benefits	74,652.7	78,874.8	84,916.7	89,393.5	100,037.1

(1) The capital is constituted by 676,062,160 shares with a par value of 0.2 euro following the ten-for-one share split decided on the Extraordinary General Meeting of 30th May, 2000.
(2) The dividend was FF 14, FF 16 and FF 18.5 respectively for 1996, 1997 and 1998.

The next Annual General Meeting of the L'Oréal shareholder will take place on Tuesday, 29th May 2001, 10.00 am, at the UNESCO: 125, avenue de Suffren, 75007 Paris, Franc


École-Militaire
Avenue de Tourville
Avenue C. Risler
Avenue de la Motte-Picquet
École militaire
Avenue Duquesne
Avenue de Lowendal
Place de Fontenoy
Avenue de Ségur
La Motte-Picquet-Grenelle
UNESCO
125
Avenue de Suffren
Avenue de Saxe
Boulevard de Grenelle
Cambronne
Ségur

L'ORÉAL

Incorporated in France as a "Société anonyme"
with registered capital of €135,212,432.
R.C. Paris B 632 012 100

Headquarters:
41, rue Martre
92117 Clichy - France

Registered Office:
14, rue Royale
75008 Paris - France

Conditions of registration for **the L'Oréal Annual General Meeting**

■ If you wish to attend the L'Oréal Annual General Meeting

Only a shareholder in possession of an **admission card**, having first proved his identity and shareholder status, is admitted to the AGM. The shareholder may not be accompanied.

- The **registered** shareholder receives notice to attend directly from the company by mail. To receive his admission card, the shareholder must be a shareholder of record at least five days before the AGM as indicated in the accounts of BNP Paribas, the manager of the L'Oréal Securities Service.
- The **bearer** shareholder receives notice to attend from his financial intermediary. To receive his admission card, he must request, no later than five days before the AGM, a certificate from his financial intermediary to the effect that the shares are placed in a blocked account until the date of the AGM.

■ If you cannot attend the Annual General Meeting of L'Oréal

The shareholder may be represented by the shareholder's spouse or by another shareholder having first met the legal requirements set out above, or may vote by mail or may send a proxy form to the Chairman.

■ The certificate and the proxy form must be sent by the intermediaries to the registered offices, branches and agencies of the following establishments:

BNP Paribas, 16, boulevard des Italiens, 75009 Paris, France
Crédit Lyonnais, 19, boulevard des Italiens, 75009 Paris, France
Société Générale, 29, boulevard Haussmann, 75009 Paris, France
Crédit Agricole Indosuez, 96, boulevard Haussmann, 75008 Paris, France.

The following legal requirements apply:

- **Requests** for forms will only be complied with if received by the headquarters of L'Oréal (International Financial Information Division) or by BNP Paris, L'Oréal Shares Department, Les Collines de l'Arche, GIS Emetteurs Assemblées, 92057 Paris-La Défense, at least six days before the AGM;
- The duly completed common **form** used to request the admission card or mail voting form must arrive at the headquarters of L'Oréal or the BNP Paribas Securities Service at least three days before the AGM;
- Owners of bearer shares must enclose with the form a **certificate** issued by the financial institution having custody of their shares to the effect that the said shares are placed in a blocked account;
- A shareholder who has voted by **mail** will not be entitled to participate directly in the AGM or to be represented at the AGM;
- Requests to register **draft resolutions** on the agenda made by shareholders meeting the conditions stipulated by Article 128 of the Order of 23rd March, 1967, must, as required by law, be sent to the headquarters of L'Oréal by registered letter with proof of delivery within ten days of the publication of this notice.

b) Letter to Shareholders n° 17
May 2001

L'ORÉAL

MAY 2001

LETTER

NUMBER SEVENTEEN

L'Oreal S.A.
12g3-2(b) application
Document # 17

TO SHAREHOLDERS

2000 Summarized Annual Report



Lindsay Owen-Jones, CBE
Chairman and Chief Executive Officer

2000 Consolidated sales

€ 12,671 million

FF 83,116 million

+17.9%

Net profit before capital gains and losses and after minority interests

€ 1,028 million

FF 6,742 million

+24.2%

Dividend per share(1)

proposed at the Annual General Meeting

€ 0.44

FF 2.89

+29.4%

(1) After the ten-for-one share split, 3rd july 2000.

Chairman's Message

An **historical** year

2000 was a landmark year for L'Oréal: our sales growth was the highest since the integration of our American subsidiaries in 1994, and growth in earnings was at an all-time record level.

Thanks to the exceptional success of our new products and spectacular breakthroughs in several markets, we achieved a high level of organic growth which was complemented by favourable exchange rates and the consolidation of our acquisitions. The further improvement in our margins confirmed the success of concentrating on ten or so core brands.

Finally, we should emphasise the strong progress made in our dermatological activities, and the excellent contribution made by Sanofi/Synthélabo, which confirms the success of the merger process began two years ago.

Outstanding success for our "star" products

Our brands successfully launched a large number of "star" products, including Water Shine lipstick and Full n'Soft mascara from Maybelline, the Age Perfect skincare lines from L'Oréal Paris and Nutrilogie from Vichy, the Fructis Style line from Laboratoires Garnier, Maji.Contrast colourants from L'Oréal Professionnel, and the fragrances Ralph by Ralph Lauren and Miracle by Lancôme. Finally, 2000 saw the very promising debut of a new luxury make-up line under the Giorgio Armani signature.

The success of these products stems from the technologies developed by our research teams, which now number over 2,500 people. For the first time ever, we registered more than 400 patents in a single year.

International breakthroughs

Carried forward by research, our brands have advanced on every front: firstly in Europe and the United States, where the group's sales topped the 3 billion dollar mark, and strengthened its position as market leader. In Japan, sales increased by 46%. By the end of 2000, Maybelline had become number one in Japan for mass-market make-up, following in the wake of our luxury brands which had already shown the way by occupying leading positions in the country's department stores. Spectacular breakthroughs were made in Korea (+70%), Russia (+47%) and Brazil (+44%), as well as in other countries.

These successes mean that our activity is now more evenly distributed geographically. For the first time, L'Oréal achieved its objective of producing 50% of its sales outside Europe.

Margins further improved

Once again we have kept the increase in operating profit ahead of the rise in sales. I see this as the culmination of our policy of concentrating on ten or so brands, which account for nearly 90% of sales. This strategy, which has been in force for several years, has made possible substantial economies of scale.

At the same time, constant effort has enabled us to move towards greater geographical balance in the profitability of our businesses. Profitability continues to increase in Europe and in North America, but is now also beginning to increase significantly in new markets, opening up attractive prospects for future years.

Acquisitions: new sources of growth

The year 2000 also saw a number of strategic acquisitions that should improve the group's long-term growth prospects.

The acquisition of Carson makes L'Oréal number one in ethnic cosmetics in the fast-expanding American market, while opening up promising lines of development in Africa. In the salon sector, the acquisition of Matrix completes the L'Oréal product range with an American brand name of the first rank. Kiehl's – a cult brand in New York – represents a new trend-setting and totally original approach to this sector.

Our strategic alliance with the Japanese company Shu Uemura, a major make-up and skincare brand well known for its creativity, is a noteworthy event: for the first time, our brand portfolio now features an Asian brand with global potential. This agreement reflects our determination to make Tokyo the third focus of L'Oréal's creative identity, alongside Paris and New York.

These acquisitions have been targeted to complement, rather than replace, the group's organic growth. By integrating new brands, we aim to prepare L'Oréal for the future by providing new areas for expansion.

Sustainable development

Our mission is to satisfy those needs that are intimately linked to the more general pursuit of a sense of well-being. Fluctuations in the economy have little impact on it, and it offers substantial development prospects both in our traditional markets and in those new markets that are our future growth drivers.

Our group is now better balanced, and so both less sensitive to the economic climate, and better equipped to maintain sustained growth.

Our leading-edge technologies, our major international brands, and our ability to market our products world-wide help us to meet the challenge of better service to consumers wherever they may be.

The success of this growth model has been sustainable only because our economic activity is very firmly based on ethical principles and on a keen sense of our social responsibilities.
I take pleasure in observing that an awareness of these responsibilities with respect to our employees, our consumers, public authorities, the environment and society in general continues to grow, and I am determined to further strengthen this commitment in all our businesses world-wide.

But our successes, past, present and future are above all rooted in the everyday commitment, the enthusiasm and passion of the men and women of L'Oréal.

I would like to take this opportunity to thank them.
I base my confidence in the future of our group on them.

Lindsay Owen-Jones
Chairman and Chief Executive Officer

L'Oréal Financial Highlights

Consolidated group sales

Consolidated total

	1996	1997	1998	1998 (pro forma)	1999	2000
€ millions	**9,200**	**10,537**	**11,498**	**9,588**	**10,751**	**12,671**
FF millions	60,347	69,121	75,421	62,892	70,520	83,116

Consolidated sales by sector



€ millions
Consolidated Cosmetics
Pharmaceuticals
Dermatology
7,468
1,589
79
1996
8,562
1,788
121
1997
9,382
1,910
151
1998
9,369
151
1998 pro forma (1)
10,481
199
1999
12,317
263
2000

(1) – After reclassification of sales according to sector.

Breakdown of 2000 consolidated cosmetics sales[1] by division


54.8%
27.4%
12.3%
0.8%
4.7%

	€ millions	Growth consolidated	Growth like-for-like basis
Consumer Products	6,745	+ 14.8%	+ 6.5%
Luxury Products	3,385	+ 19.8%	+ 10.8%
Professional Products	1,518	+ 27.7%	+ 8.5%
Active Cosmetics	574	+ 15.1%	+ 12.0%
Other Cosmetics	95	+ 4.0%	+ 1.8%
Total cosmetics sales	**12,317**	**+ 17.5%**	**+ 8.1%**

(1) – Including sales generated by agents, 2000 group cosmetics sales stood at € 12.5 billion.

Breakdown of 2000 consolidated cosmetics sales by geographical zone


30.3%
50.6%
19.1%

	€ millions	Growth consolidated	Growth like-for-like basis
Western Europe	6,234	+ 6.0%	+ 5.1%
North America	3,733	+ 31.4%	+ 8.0%
Rest of the World	2,350	+ 33.4%	+ 17.3%
Total cosmetics sales	**12,317**	**+ 17.5%**	**+ 8.1%**

Consolidated profit (1996-2000)

Net profit before capital gains and losses and after minority interests

€ millions, FF millions


1,028
6,742
827
5,428
719
4,714
641
4,206
568
3,728
+24.2%
+15.1%
+12.1%
+12.8%
+10.3%
1996
1997
1998
1999
2000

The L'Oréal share

5-year investment in L'Oréal shares

– **€**, – FF

Purchase of 76 shares on 31st December, 1995	**15,189.41** 99,636.00
Reinvestment of dividends	
Valuation at 31st December 2000 (890 shares at € 91.30 / FF 598.89)[2]	**81,257.00** 533,010.98

Capital invested multiplied by 5.35
Total shareholder return: 39.03% per year

(2) – After the ten-for-one share split, 3rd july 2000.

Group's profile

L'Oréal – founded in Paris nearly a century ago by the chemist Eugène Schueller – is the global leader in the cosmetics industry.
The group is present in more than 150 countries with a portfolio of global brands, and has maintained its market leadership for many years in particular in the four main segments of the cosmetics market: Haircare, Make-up, Perfumes and Skincare. L'Oréal is also active in Dermatology.

Cosmetics activities

Professional Products Division

Jean-Jacques Lebel, Vice-President in charge of Professional Products Division



Maji.Contrast of L'Oréal Professional

In the year 2000, the Professional Products division continued to gain market share, with growth of +8.5% on a like-for-like basis and +27.7% on consolidated figures.

Breakdown of sales (1)
€ 1.5 billion
FF 10.1 billion

Consumer Products Division

Patrick Rabain, Vice-President in charge of Consumer Products Division

The Consumer Products division achieved robust growth of around +15% on consolidated figures and balanced advances in all five core businesses.

Breakdown of sales (1)
€ 6.8 billion
FF 44.7 billion



Full'n Soft of Maybelline

Luxury Products Division

Gilles Weil, Vice-President in charge of Luxury Products Division



Miracle of Lancôme

With like-for-like expansion of +10.8%, and an overall growth rate of +19.8% based on consolidated figures, L'Oréal Luxury Products is stepping up its market share gains.

Breakdown of sales (1)
€ 3.5 billion
FF 22.6 billion

Active Cosmetics Department

2000 was a year of accelerated growth for the Department, which further globalised its brands and achieved a breakthrough in facial skincare and sun protection products.

Breakdown of sales (1)
€ 0.6 billion
FF 3.8 billion



Rouge Novalip of La Roche-Posay

(1) Sales are consolidated sales plus sales generated by agents.

Dermatology activities


Differin
Differin

Galderma again achieved strong growth in 2000, with sales of € 525.1 million, up by +32.2%.

Breakdown of sales total of Galderma
€ 0.5 billion
FF 3.4 billion

Shareholders wishing to attend or to designate a representative to attend the Annual General Meeting to be held (in French) on Tuesday 29, May, 2001, at the UNESCO, 125, avenue de Suffren, 75007 Paris, France, should request an admission card or proxy form from their bank or stockbroker. To receive a copy of the 2000 Annual Report, please write to the Group Director of International Financial Information, L'Oréal, 41, rue Martre, 92117 Clichy, France. Fax: 33 1 47 56 80 02. Details are also available on Internet: http://www.cob.fr (section: SOPHIE) and http://www.loreal-finance.com. E-mail: info@loreal-finance.com. Tel: 33 1 58 13 51 36.

L'Oreal S.A.
12g3-2(b) application
Document # 18

h) Letter to shareholders n°18
including the translation of the
2001 first half results
published in the BALO

L'ORÉAL

AUTUMN 2001 LETTER TO SHAREHOLDERS NUMBER EIGHTEEN

HALF YEAR MANAGEMENT REPORT ENDED 30TH JUNE 2001

EXTRACTS FROM MR LINDSAY OWEN-JONES'S INTERVIEW, CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF L'ORÉAL, PUBLISHED IN THE FRENCH WEEKLY "JOURNAL DES FINANCES" DATED 8TH SEPTEMBER, 2001



Mr Lindsay Owen-Jones
Chairman and Chief Executive Officer of L'Oréal

Journal des Finances:
What conclusions should be drawn from the first-half results published this week? Do you expect to achieve the annual targets that were set?

Lindsay Owen-Jones:
At 6.97 billion euros, consolidated sales for the first six months of the year advanced by 13.5%. After trimming off the 1.8% positive impact of currency fluctuations over this period, the increase in net profit before capital gains and losses and minority interests came to 23%, with a total of 814.4 million euros. As for net profit before capital gains and losses and after minority interests, it improved by 26.3% and stands at more than 587 million euros.

These are extremely encouraging results in my view, for they were achieved over a half-year period during which economic conditions in most of our main markets deteriorated sharply.

Our activities are therefore continuing on an upward spiral stemming from strong organic growth and a gradual improvement in margins.

" OVER THE LONG-TERM, OUR BENCHMARK IS AN AVERAGE GROWTH RATE OF FIFTEEN PERCENT. "

The other important conclusion to be drawn is that we have succeeded in integrating a very large number of acquisitions very rapidly, without any disruption to our internal accounts.

Turning to prospects for the year as a whole, I do not think it is possible to extrapolate directly from first-half results: it is still too early to give detailed indications.

Even so, it seems to me that as things stand the group is well on course for achieving higher growth than the average recorded over the last 15 years. The 2001 fiscal year should therefore be another very good year.

In other words, L'Oréal is probably heading for an eighteenth consecutive year of double-digit sales and profit growth. How do you manage to achieve such steady levels of growth, unrivalled anywhere else in the industry?

Our business model is one of organic growth. The standard we have set ourselves is an average rate of earnings growth of 15% in a long-term perspective: this has been achieved over periods of five, ten or seventeen years, for we have always succeeded in taking up the challenge. We have the good fortune to operate on markets which are growing steadily world-wide, but there are also four fundamental and indissociable reasons related to our business model which explain why the group has always achieved its annual targets:

– A policy of constant technical innovation. By earmarking some 3% of our consolidated sales – even though sales keep on growing year after year – to research and development of new products, we have maintained a level of investment which has no equivalent elsewhere in the cosmetics industry.

– Concentration on high value added market segments offering steady growth prospects.

– An ability to spot the growth drivers of the future, and determination to achieve rapid international expansion: European sales accounted for 90% of the total in 1990 and today represent less than 50%.

– Finally, we are determined that our expertise should not be diluted; we therefore follow a policy of selective diversification.

Following the series of recent acquisitions of foreign brands, is the process of internationalising your brand portfolio now completed?

I don't think it is, even though we are the only company to have brands originating from such a wide range of cultural backgrounds. For strategic reasons, I can say no more on this issue. But we are not in the business of brand inflation; in fact we intend to reduce the number of brands, concentrating our efforts on the strongest ones.

What is your view on the debt issue? The ratio of debt to equity has increased in one year from 13% to over 24%. How far are you prepared to let it rise?

Our approach is a careful one, and this is why we do not fully exploit our debt capacity. Admittedly this is a drawback when interest rates are low, but it can turn into an advantage if there is a turnaround in the monetary context. A turnaround of this type cannot be ruled out in the long term. This needs to be borne in mind when guiding the company over the next five years, which in my view is the most important issue.

If a possible strategic acquisition threatened to adversely affect margins for a period, would you call it off?

I think I would try above all to answer the following question honestly: is this really going to create value for shareholders in a medium-term perspective?

You do not seem to be in a hurry to sell your 19.6% interest in Sanofi-Synthélabo, which you must hold until 1st January 2004 under the terms of the shareholders' pact. What is your view on this matter?

Not only is our stake an excellent investment, as it is today valued at around 10 billion euros, compared with 6 billion euros at the same period last year, but it is also a source of balance for the group's financial results. In the first half-year, the stake, accounted for under equity affiliates, contributed 125.7 million euros to operating profit, representing 47.5% growth in one year. I therefore have no intention of selling our stake, or of breaking the shareholders' pact by mutual agreement with TotalFinaElf before the pact expires.

What would you say to investors who argue that the L'Oréal share is too expensive?

The truth of the matter is that the L'Oréal share has always been expensive, but its high valuation is justified in my view by exceptional visibility and a steadiness of performance which is unrivalled in our industry. If our share is at a premium compared to those of our competitors, it is mainly because the financial markets remain convinced that we will be able to outperform the average for the sector, as we have always done in the past. You will not be surprised to learn that I share their view. The L'Oréal share is rare in that it combines defensive qualities with the advantages of a growth stock.

2002 Financial Information Schedule

Key dates	Financial events
Wednesday 23rd January, 2002	2001 Sales
Thursday 21st February, 2002	2001 Provisional Results
Thursday 26th March, 2002	2001 Certified Results
Thursday 4th April, 2002	First Quarter 2002 Sales and Annual Financial Analysts Meeting
Wednesday 29th May, 2002	2002 Annual General Meeting
Thursday 11th July, 2002	First Half 2002 Sales
Thursday 5th September, 2002	First Half 2002 Results
Thursday 10th October, 2002	9-months 2002 Sales

CONSOLIDATED SALES FOR FIRST NINE MONTHS

RELEASE OF THURSDAY 11TH OCTOBER, 2001

L'ORÉAL

STRONG GROWTH IN SALES CONFIRMED FOR FIRST NINE MONTHS: 10.4 BILLION EUROS, AN INCREASE OF 10.2%

L'Oréal's consolidated sales up to 30th September 2001 amounted to 10.4 billion euros.

Sales growth, based on consolidated figures, is 10.2% compared with 30th September 2000.

The positive impact of exchange rate fluctuations, which was 1.8% for the first six months, amounted to 0.5% for the first nine months. The growth rate excluding exchange rate fluctuations was thus 9.7 %.

In structural terms, L'Oréal benefited from a positive effect of 2.4% due to the consolidation of *Matrix, Kiehl's, Carson and Biomedic*.

On a like-for-like basis, i.e. with an identical structure and exchange rates, the group's consolidated sales grew by 7.3%.

The group's sales in its main **branches** were as follows:

	Millions of euros	Growth (%)	
		Consolidated figures	Excluding exchange rate effect
Cosmetics	10,112	+10.6%	+10.1%
Dermatology	202	+6.7%	+5.1%

Confidence for the year as a whole

In the short-term, September sales were affected by the recent tragic events, particularly in the United States. However, unless further unforeseeable events occur, the group remains confident that the impact on its annual results, as estimated on 4th September, should only be marginal.

EXTRACTS FROM THE HALF YEAR MANAGEMENT REPORT OF THE L'ORÉAL GROUP

Bulletin des Annonces Légales Obligatoires, Friday 28th September, 2001
and web site www.loreal-finance.com

I- CONSOLIDATED BALANCE SHEETS

(€ millions)

ASSETS (net values)	30.06.01	31.12.00 [1]
FIXED ASSETS	7,[illegible]79.3	7,605.1
Unissued share capital	0.1	0.1
Goodwill	561.6	506.5
Intangible fixed assets	4,277.9	4,134.6
Tangible fixed assets	1,749.2	1,611.6
Financial assets	197.6	230.4
Investments in associated companies	1,192.9	1,121.9
CURRENT ASSETS	6,947.9	6,215.6
Stocks	1,283.0	1,226.9
Prepayments to suppliers	71.4	79.3
Trade debtors	2,677.6	2,168.4
Other debtors and prepaid expenses	1,267.9	1,153.5
Short-term investments	1,191.5	1,081.7
Cash and other short-term funds	456.5	505.8
UNREALISED TRANSLATION LOSSES	17.0	16.0
TOTAL ASSETS	14,944.2	13,836.7

LIABILITIES	30.06.01	31.12.00 [1]
SHAREHOLDERS' EQUITY (after minority interests)	6,836.8	6,240.1
Share capital	135.2	135.2
Share premium account	953.4	953.4
Reserves	5,047.5	4,182.1
Net book profit	700.7	969.4
MINORITY INTERESTS	11.6	9.9
PROVISIONS FOR LIABILITIES AND CHARGES	1,499.2	1,356.9
LOANS AND DEBTS	3,258.1	3,423.6
Debenture loans	7.2	6.6
Medium and long-term loans	872.2	826.0
Short-term loans	2,378.7	2,591.0
CURRENT LIABILITIES	3,324.8	2,799.9
Accruals and deferred income	1.7	2.2
Trade creditors	1,920.8	1,726.9
Other creditors, accruals and deferred income	1,402.3	1,070.8
UNREALISED TRANSLATION GAINS	13.7	6.3
TOTAL LIABILITIES	14,944.2	13,836.7

(1) The balance sheet at 31st December, 2000 takes into account the adoption of the recommended accounting method for pension and associated benefit commitments

II - CONSOLIDATED PROFIT AND LOSS ACCOUNTS

(€ millions)

	30.06.01	30.06.00 (1)	31.12.00 (1)
NET SALES	6,978.3	6,149.9	12,671.2
Purchases and variation in stocks	– 1,299.6	– 1,138.5	– 2,339.0
Personnel costs	– 1,319.0	– 1,109.7	– 2,361.4
External charges	– 3,217.6	– 2,935.9	– 5,829.2
Taxes other than on income	– 87.1	– 75.2	– 152.2
Depreciations and charges to provisions	– 262.6	– 200.4	– 448.6
OPERATING PROFIT	792.4	690.2	1,540,8
Exchange gains and losses	22.0	– 28.2	– 59.5
ADJUSTED OPERATING PROFIT	814.4	662.0	1,481.3
Financial expense - net	– 87.2	– 60.3	– 159.3
PROFIT BEFORE TAXATION OF FULLY CONSOLIDATED COMPANIES	727.2	601.7	1,322.0
Income tax	– 261.4	– 224.1	– 488.5
NET PROFIT BEFORE CAPITAL GAINS AND LOSSES AND MINORITY INTERESTS OF FULLY CONSOLIDATED COMPANIES	465.8	377.6	833.5
Group's share of net profit before capital gains and losses and minority interests of equity affiliates	126.2	91.0	199.9
NET PROFIT BEFORE CAPITAL GAINS AND LOSSES AND MINORITY INTERESTS	592.0	468.6	1,033.4
Capital gains and losses on disposals of fixed assets - net	144.3	2.2	– 10.3
Restructuring costs - net	– 13.8	– 4.9	– 24.3
Amortisation of goodwill	– 17.0	– 4.0	– 24.0
NET BOOK PROFIT (before minority interests)	705.5	461.9	974.8
Minority interests	– 4.8	– 3.7	– 5.4
NET BOOK PROFIT AFTER MINORITY INTERESTS	700.7	458.2	969.4
NET BOOK PROFIT BEFORE CAPITAL GAINS AND LOSSES AND AFTER MINORITY INTERESTS	587.1	464.9	1,027.8
Number of shares outstanding	676,062,160	676,062,160	676,062,160
Earnings per share in euros	0.87	0.69	1.52

(1) In some subsidiaries, various expense items in the profit and loss accounts have been reclassified to bring them into line with the group's accounting plan in 2001. The reclassifications were carried out for the purpose of harmonisation, and do not affect any of the profit figures indicated. The values at 30th June 2000 and 31st December 2000 have been restated to make them comparable with 2001.

III- CONSOLIDATED SHAREHOLDERS' EQUITY STATEMENTS

(€ millions)

	Share capital	Premiums	Unrealised translation gains/losses	Change in accounting methods	Consolidated reserves & profits	Total
Situation at 31.12.2000	135.2	953.4	– 250.8	171.9	5,580.7	6,590.4
Impact of the recommended accounting method for pension and associated benefit commitments				– 350.3		– 350.3
Dividends paid (excluding own shares)					– 317.6	– 317.6
Conversion adjustments [1]			219.0			219.0
Other variations					– 5.4	– 5.4
Group's share of consolidated profit for period					700.7	700.7
Situation at 30.06.2001	135.2	953.4	– 31.8	– 178.4	5,958.4	6,836.8

(1) The conversion adjustments in the 1st half of 2001 mainly relates to the U.S. dollar for an amount of € 188.8 million.

IV- CONSOLIDATED CASH FLOW STATEMENTS

(€ millions)

	30.06.01	30.06.00 [1]	31.12.00 [1]
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit of fully consolidated companies	573.9	368.6	769.4
Elimination of expenses and income with no impact on cash flow:			
depreciation and provisions	269.2	210.3	507.5
variation in deferred taxes	– 7.0	–	– 4.6
gains or losses on disposals of assets of fully consolidated companies	– 139.0	0.1	15.8
dividends received from equity affiliates	–	–	–
other non-cash movements	– 1.0	1.0	– 1.9
CASH FLOW OF FULLY CONSOLIDATED COMPANIES	696.1	580.0	1,286.2
dividends received from equity affiliates	62.9	49.1	49.1
variation in working capital requirement	– 72.0	– 340.9	– 356.6
NET CASH PROVIDED BY OPERATING ACTIVITIES (A)	**687.0**	**288.2**	**978.7**
CASH FLOWS FROM INVESTING ACTIVITIES			
acquisitions of fixed assets	– 271.2	– 202.5	– 480.3
variation in other financial assets	– 119.3	– 68.0	– 465.5
disposals of fixed assets	– 78.7	7.7	15.9
effect of changes in the scope of consolidation	286.7	– 225.8	– 1,194.9
NET CASH USED BY INVESTING ACTIVITIES (B)	**– 182.6**	**– 488.6**	**– 2,124.8**

IV- CONSOLIDATED CASH FLOW STATEMENTS (continued)

(€ millions)

	30.06.01	30.06.00 (1)	31.12.00 (1)
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends paid	– 316.1	– 236.6	– 266.7
Variation in loans	– 260.8	248.0	1,443.9
NET CASH PROVIDED/(USED) BY FINANCING ACTIVITIES (C)	– 576.9	11.4	1,177.2
Effect of exchange rate fluctuations (D)	13.0	3.4	3.3
CHANGE IN CASH AND CASH EQUIVALENTS (A+B+C+D)	– 59.5	– 185.7	34.5
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD (E)	639.3	604.9	604.9
CASH AND CASH EQUIVALENTS AT END OF PERIOD (A+B+C+D+E)	579.8	419.2	639,3

(1) The cash flows for June 2000 and December 2000 have been recalculated in accordance with the new accounting method.

V- NOTES

The figures are in millions of euros, unless otherwise specified.

A) ACCOUNTING PRINCIPLES

The accounts at 30th June 2001 have been drawn up in accordance with the regulations in force in France, and using the same accounting principles and methods as those used for the financial statements at 31st December 2000. Since 31st December 2000, capital lease contracts have been capitalised; if this method had been adopted for the results of the first half of 2000, the impact would not have been material.

From 1st January 2001 onwards, the group has chosen to apply the recommended method stipulated in Regulation CRC 99-02 concerning the consistent accounting treatment at group level of commitments for pensions and other benefits granted to employees. Previously commitments net of the capitalised funds were entered as provisions for charges, debt or off-balance-sheet commitments.

As allowed under Regulation CRC 99-02, the group has opted not to restate prior period acquisitions and disposals of shares of consolidated companies based on the new accounting period.

B) SCOPE OF CONSOLIDATION

Shu Uemura Japan, in which the group took a 35% stake at the end of 2000 through its subsidiary Nihon L'Oréal, has been consolidated by the equity method since 1st January 2001. The activities outside Japan were acquired by L'Oréal S.A. and some of its subsidiaries; these activities are fully consolidated.

In addition, the group acquired the Biomedic brand and product range at the end of June 2001. The fair value of this investment, which mainly consists of intangible assets, is currently being determinated as of 30th June 2001.

C) SECTORIAL INFORMATION

1) Consolidated sales

1.1 - Breakdown of consolidated sales by sector

(€ millions)	30.06.01	Growth (as %) (Published figures)	(Excluding exchange effect)	30.06.00	31.12.00
Cosmetics	6,794.9	13.4	11.7	5,993.2	12,317.4
Dermatology (1)	136.6	16.8	12.8	116.9	262.6
Others	46.8	17.5	14.6	39.8	91.2
GROUP	6,978.3	13.5	11.7	6,149.9	12,671.2

(1) Group share, i.e. 50%.

1.2 - Breakdown of consolidated sales by geographical zone

(€ millions)	30.06.01	Growth (as %) (Published figures)	Growth (as %) (Excluding exchange effect)	30.06.00	31.12.00
Western Europe	3,512.8	4.9	5.1	3,349.5	6,328.0
North America	2,193.3	29.4	21.2	1,694.3	3,903.5
Rest of the World	1,272.2	15.0	16.3	1,106.1	2,439.7
GROUP	6,978.3	13.5	11.7	6,149.9	12,671.2

2) Adjusted operating profit

Breakdown of adjusted operating profit by sector

(€ millions)	30.06.01	30.06.00	31.12.00
Cosmetics	790.3	631.3	1,426.3
Dermatology	25.7	32.9	57.3
Others	– 1.6	– 2.2	– 2.3
GROUP	814.4	662.0	1,481.3

3) Fixed assets

3.1 - Breakdown of net fixed assets by sector

Net values (€ millions)	30.06.01	31.12.00
Cosmetics	6,413.3	6,121.1
Dermatology	254.4	248.1
Others	118.6	113.9
GROUP	6,786.3	6,483.1

3.2 - Breakdown of cosmetics net fixed assets by geographical zone

Net value (€ millions)	30.06.01	31.12.00
Western Europe	3,360.8	3,260.1
North America	2,585.6	2,398.8
Rest of the World	466.9	462.2
COSMETICS	6,413.3	6,121.1

D) NOTES ON THE BALANCE SHEET

1) Intangible fixed assets - net

The change recorded over the period is mainly the result of the impact of currency fluctuations.

2) Tangible fixed assets - net

Investments over the period amounted to € 199.1 million.

Charges to depreciation at 30th June 2001 amounted to € 124.5 million, compared with € 108.8 million at 30th June 2000.

3) Investments in associated companies

(€ millions)	Contribution at 30.06.01			Balance sheet value	
	% interest	Consolidated shareholders' equity	Consolidated profit for half-year	30.06.01	31.12.00
Sanofi-Synthélabo	19.56%	1,025.9	131.1 (1)	1,157.0	1,075.0
Marie-Claire				–	46.4
CCB (Japan)	20.00%	0.6		0.6	0.5
Shu Uemura (Japan)	35.00%	35.3		35.3	–
Investments in associated companies		1,061.8	131.1	**1,192.9**	**1,121.9**

(1) Including € 5.4 million of net capital gains made by Sanofi-Synthélabo during the first half of 2001, entered under net capital gains and losses on disposals of fixed assets.

4) Trade debtors - net

The variation compared with 31st December 2000 is mainly caused by seasonal factors.

5) Short-term investments

(€ millions)	30.06.01 Gross value	30.06.01 Provision	30.06.01 Net	31.12.00 Net
L'Oréal shares	1,073.5	13.7	1,059.8	939.8
Unit trusts, etc.	123.8	0.5	123.3	129.9
Financial instruments	8.4		8.4	12.0
TOTAL	1,205.7	14.2	1,191.5	1,081.7

The 18,104,400 L'Oréal shares held for the purpose of employee share option plans have a net value of € 1,059.8 million, compared with € 939.8 million at 31st December 2000.

Their average stock market value in June 2001 was € 1,385.9 million, and their value at the closing price at end-June 2001 was € 1,380.5 million.

During the 1st half of 2001, 1,700,000 shares were purchased, and options on 691,000 shares were exercised.

6) Loans and debts

The reduction in this item is mainly caused by the impact of the disposal of the Marie-Claire group during the first half of 2001.

Maturities of long and short term debts

(€ millions)	30.06.01	Due within 1 year	Due between 1 and 5 years	Due beyond 5 years	31.12.00
Debenture loans	7.2	–	–	7.2	6.6
Debts on capital lease contracts	121.9	11.3	49.1	61.5	126.7
Other long-term loans and debts	741.1	66.9	547.9	126.3	697.3
Short-term loans and debts	2,202.1	2,202.1			2,410.3
Sub-total	**3,072.3**	**2,280.3**	**597.0**	**195.0**	**3,240.9**
Interest on long-term loans and debts	9.2	9.2	–	–	2.0
Other short-term debts	176.6	176.6	–	–	180.7
TOTAL	3,258.1	2,466.1	597.0	195.0	3,423.6

E) NOTES ON THE PROFIT AND LOSS ACCOUNT

Taxes on operating profit

The current and deferred tax charge for the first half is calculated from an estimated rate for the year applied to operations at 30th June 2001, that is 36% for 2001 and 37% for 2000.

F) POST-ACCOUNTING PERIOD EVENTS

On 16th July 2001, the L'Oréal group acquired the Brazilian make-up and shampoo brand Colorama.

The brand achieved net sales of 80 million reals, that is € 40 million, in 2000.

This business will be consolidated in the second half of 2001.

On 31st August 2001, L'Oréal concluded an agreement with the minority shareholder Kose Corporation for the acquisition of the latter's 3.2% stake in Nihon L'Oréal KK, the Japanese subsidiary of L'Oréal. This transaction, which completes the general agreements of March 1995, amounted to 8,863 million yen.

VI - MANAGEMENT REPORT

A) Consolidated group

L'Oréal's consolidated sales for the first half 2001 totalled € 6.98 billion. Sales growth compared with the first half 2000 is 13.5%.

Exchange rate fluctuations had a positive impact of 1.8%.

On a like-for-like basis, i.e. with identical structure and exchange rates, consolidated sales rose by 7.8%, and, excluding currency effects, by 11.7%.

L'Oréal benefited from a positive structural effect of 3.9% in the first half 2001 due to the consolidation of acquisitions carried out in 2000.

Net profit before capital gains and losses after minority interests, used to compute earnings per share, amounted to € 587.1 million, growing by 26.3% compared with the figure at 30th June 2000.

B) Sectorial information

1) Cosmetics

Consumer Products

At 30th June 2001, the consolidated sales of the Consumer Products Division amounted to € 3.76 billion, representing an increase of 11.3% in consolidated figures and 7.6% like-for-like.

The Consumer Products Division specialises in the sale of mass-market cosmetics products. Its main brands are L'Oréal Paris, Garnier, Maybelline and Softsheen/Carson.

The Garnier brand achieved a very strong increase in sales following the roll-out of its products in Latin America, mainly in Mexico and Brazil. There were substantial increases in sales in Europe as well as in other countries for L'Oréal Paris and Maybelline.

The colourants Open by L'Oréal Paris and Lumia by Garnier, and Maybelline's foundation Smooth Result, were successfully launched. The skin care range Age Perfect by L'Oréal Paris and the new Elsève Regenium shampoo range from L'Oréal Paris also proved highly successful.


GARNIER
Lumia

Luxury Products

At 30th June 2001, the consolidated sales of the Luxury Products Division amounted to € 1.69 billion, representing a 9.2% increase in terms of consolidated figures and 7.1% like-for-like.

The Luxury Products Division, which specialises in the selective sale of major worldwide brands with high value added –Lancôme, Biotherm, Giorgio Armani, Ralph Lauren, Helena Rubinstein and Cacharel – won market share, particularly in Asia (including Japan) and the Middle East.


LANCÔME
Absolue reconstruction
ABSOLUE
LANCÔME

The Lancôme and Biotherm brands expanded strongly, particularly in Asia, as did the Kiehl's brand in the United States. Travel retail activities achieved good levels of growth in Europe and in Asia.

The designer perfume brand Giorgio Armani and the Lancôme brand scored major successes with Emporio White and Absolue respectively. The skin care line Age Fitness from Biotherm also achieved immediate success.

Professional Products

At 30th June 2001, the consolidated sales of the Professional Products Division amounted to € 923 million, representing an increase of 33.7% based on consolidated figures and 8.8% like-for-like.


KÉRASTASE
KÉRASTASE
KÉRASTASE

This Division specialises in the sale of hair care products to salons. In the first half-year, all the Division's brands expanded strongly at a rate well ahead of the market average.

The successful launch by the Kerastase brand of the hair care line Oléo-Relax strengthened the group's positions in hair salons.

The Redken brand continued its internationalisation drive, and boosted its sales by 18%.

The Matrix brand is meeting its targets, enabling the group to increase its market shares in hair salons in the United States. This recently integrated brand also strengthens the Professional Products Division, which was already present in the United States with its brands L'Oréal Professionnel, Kérastase and Redken brands.

Active Cosmetics

At 30th June 2001, the consolidated sales of the Active Cosmetics Division amounted to € 369 million, representing an increase of 13.2% based on consolidated figures and 9.4% like-for-like.

The Active Cosmetics Division sells cosmetics products to pharmacies and specialist health and beauty outlets.

For this department, the first half-year was notable for the strong growth achieved in Latin America and Eastern Europe. Sales of the La Roche Posay brand rose by 19%.

The launch of Novadiol by Vichy was a major commercial success.


VICHY
NOVADIOL

The recent acquisition of Biomedic in the United States will enable the group to strengthen its product portfolio in dermocosmetics and to speed up its expansion in this rapidly growing market.

2) Dermatology

At 30th June 2001, the consolidated sales of the dermatology activity were € 137 million, representing growth of 16.8% based on published figures and 12.8% like-for-like.

During the first half-year Galderma, which is 50% consolidated by L'Oréal, maintained its good level of growth.

Sales increased substantially in Germany and in the Nordic countries. In the Asia zone, sales also continued to grow.

The strategic products Rozex, Cetaphil, Loceryl and Differin proved highly successful during the first six months of the year.

In the first half of 2001 Galderma made substantial marketing investments. The brand image of the topical acne treatment Differin was strengthened worldwide. The growth achieved on all their markets by products such as Silkis, Tetralysal and Clindagel augurs well for the future.

C) OUTLOOK

On the publication of the half-year results, Mr Lindsay Owen-Jones, Chairman and Chief Executive Officer of L'Oréal, made the following statement: "Despite the less favourable economic climate in the main markets, L'Oréal was able to maintain strong growth in sales and profit.

While these figures cannot be extrapolated directly, they are extremely encouraging, and allow us to look forward to get another year of strong internal growth and improvement in margins. The 2001 fiscal year should therefore be a very good year for L'Oréal."

D) PARENT COMPANY

The sales of the company L'Oréal S.A. in the first half of 2001 were € 0.75 billion, compared with € 0.66 billion for the first half of 2000.

The net profit of L'Oréal S.A. for the same period was € 0.98 billion, an increase of 65% compared with the first half of 2000.

VII- STATUTORY AUDITORS' REVIEW REPORT on the half year condensed consolidated financial statements (period from 1st January to 30thJune, 2001)

(Free translation of the original French text for information purposes only)

In our capacity as statuory auditors and pursuant to article L. 232-7 of the Code de commerce, we have:

– reviewed the accompanying half year condensed consolidated financial statements of L'Oréal prepared in euros, covering the period from 1st January to 30th June, 2001;

– verified the information contained in the half year management report.

The half year condensed consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with professional standards applicable in France. Those standards require that we perform limited procedures, to obtain an assurance, which is less than obtained in an audit, as to whether the half year condensed consolidated financial statements are free of material misstatement. We have not performed an audit as a review is limited primarily to analytical procedures and to inquiries of group management and knowledgeable personnel on information that we deemed necessary.

Based on our review, nothing has come to our attention that causes us to believe that the half year condensed consolidated financial statements, prepared in accordance with accounting principles generally accepted in France, do not give a true and fair view of the financial position and the assets and liabilities of the Group as at 30th June, 2001, and of the results of its operations for the six month period then ended.

Without qualifying the conclusions expressed above, we draw your attention to Note 7 of the financial statements concerning the change in accounting method for pension obligations, retirement benefits and other employee benefits, to comply with the recommended method contained in the regulation CRC 99-02 relating to consolidated financial statements.

We have also verified, in accordance with professional standards applicable in France, the information contained in the half year management report supplementing the half year condensed consolidated financial statements submitted to our review.

We have no comment to make as to the consistency with the half year condensed consolidated financial statements and the fairness of the information contained in the half year management report.

Paris and Neuilly, 19th September, 2001

The Statutory Auditors

Pierre Coll

Etienne Jacquemin

THE NEXT ANNUAL GENERAL MEETING OF THE L'OREAL SHAREHOLDERS WILL TAKE PLACE ON WEDNESDAY, THE 29TH OF MAY 2002 10.15 AM AT UNESCO HEADQUARTERS IN PARIS

CONDITIONS OF REGISTRATION FOR THE L'ORÉAL ANNUAL GENERAL MEETING

■ **If you wish to attend the L'Oréal Annual General Meeting**

Only a registered shareholder or in possession of an **admission card**, having first proved his identity and shareholders status, is admitted to the AGM. The shareholder may not be accompanied.

• The holder of administered and **registered** shares receives notice to attend directly from the company by mail.

To receive his admission card, the shareholder must be a shareholder of record at least five days before the AGM as indicated in the accounts of BNP Paribas, the manager of the L'Oréal Securities Service.

• The **bearer** shareholder receives notice to attend from his financial intermediary. To receive his admission card, he must request, no later than five days before the AGM, a certificate from his financial intermediary to the effect that the shares are placed in a blocked account until the date of the AGM.

■ **If you cannot attend the Annual General Meeting of L'Oréal**

The shareholder may be represented by the shareholder's spouse or by another shareholder having first met the legal requirements set out above, or he may vote by mail or he may send a proxy form to the Chairman.

THE COMPANY PROVIDES SHAREHOLDERS WITH INFORMATION SO AS TO MAKE VOTING EASIER

Over and above the information provided in terms of its legal obligations, L'Oréal operates a policy of regular, active and transparent communications for shareholders.

■ The principal sources of information provided are:

• The **Letter to Shareholders**, containing information of the group's business and strategy, which is circulated three times a year;

• **The Annual Report**, which sets out results for the previous year;

• **Legal information regarding the Annual General Meeting**; this should be requested in writing two weeks prior to the Meeting, enclosing proof of shareholder status, unless the person concerned is a registered shareholder.

• **News releases** concerning all significant events.

■ **Notices are published in the legal and financial press** to announce:

• Details of Shareholder Meeting;

• Quarterly, first half and annual sales figures;

• First half and annual results.

■ Information may be accessed at any time:

• The L'Oréal Internet financial site: **http://www.loreal-finance.com**

• Phone number: **+ 33 1 58 13 51 36**

• COB : **http://www.cob.fr (Section: Sophie)**

FOR YOUR INFORMATION

REGISTERED shares	ADMINISTERED shares	BEARER shares
Registered shares managed by BNP Paribas (no custody fees)	Registered shares managed by your financial institution in conjunction with BNP Paribas (custody fees to be determined with your financial intermediary)	Shares managed by your financial institution (custody fees to be determined with your financial intermediary)
Holding these shares enables L'Oréal to know your identity directly through BNP Paribas which manages your share account.	Holding these shares enables L'Oréal to know your identity via BNP Paribas, through your chosen financial intermediary, which may be the bank which manages your deposit accounts or your share portfolio.	Holding bearer shares does not enable L'Oréal to know your identity directly.
The dividend is distributed by check and sent to the shareholder's address or directly credited to his account, according to his preference.		The dividend is paid by the account manager.

L'ORÉAL

Société Anonyme, registered capital: 135,212,432 euros
Registered office: 14, rue Royale, 75008 Paris, France – Headquarters: 41, rue Martre, 92117 Clichy Cedex, France – 632 012 100 RCS Paris – NAF: 245 C
For further information, contact: L'ORÉAL, International Financial Information Department, 41, rue Martre, 92117 Clichy Cedex, France
Telephone: +33 1 47 56 70 00 – Fax: +33 1 47 56 80 02
http://www.cob.fr (Section: Sophie) – http://www.loreal-finance.com – Email: info@loreal-finance.com

L'Oreal S.A.
12g3-2(b) application
Document # 19



L'ORÉAL

2002 Shareholder Digest

Contents



Group profile

Founded nearly a century ago by the chemist Eugène Schueller, L'Oréal has consistently applied its policy of investing in research, ensuring that its products meet the highest possible standards of quality, safety and innovation. Today, the group contributes to the beauty of women and men all over the world, providing everyday solutions that enhance their sense of well-being.

The brands

L'Oréal offers consumers all over the world a culturally diverse portfolio of brands that cater for all tastes, whatever the changes in fashion trends. The brands – either already global or undergoing globalisation – are complementary, targeting different segments.

A culturally diverse portfolio of brands

Brands of European origin


GARNIER
L'ORÉAL
PARIS
L'ORÉAL
PROFESSIONNEL
VICHY
LA ROCHE-POSAY
LABORATOIRE PHARMACEUTIQUE
LANCÔME
GIORGIO ARMANI
cacharel
PARIS
BIOTHERM

Brands of American origin


MAYBELLINE
NEW YORK
SOFTSHEEN·CARSON
MATRIX
REDKEN
Kiehl's
RALPH LAUREN
HR

Brand of Asian origin


shu uemura
tokyo paris new york

- **Professional Products Division**
- **Consumer Products Division**
- **Luxury Products Division**
- **Active Cosmetics Department**

Share ownership

Breakdown of share ownership as at 31st December 2001


Mrs Bettencourt and her family
51%
Nestlé
49%
Gesparal
53.70%
L'ORÉAL
Public
46.30%

Shareholding structure at 31st December 2001


8%
Individual shareholders
15%
French institutional investors
20%
International institutional investors
3%
Treasury stocks
54%
Gesparal

Rising levels of performance

Consolidated sales

(€ millions)


13,740
+8.4%
12,671
+17.9
10,751
+12.1
1999
2000
2001

Pre-tax profit of fully consolidated companies

(€ millions)


1,502
+13.6%
1,322
+17.5
1,125
+14.9
1999
2000
2001

Net profit before capital gains and losses and after minority interests

(€ millions)


1,229
+19.6%
1,028
+24.2
827
+15.1
1999
2000
2001

Net dividend per share (excluding tax credit)

(€)


0.54
+22.7%
0.44
+29.4
0.34
+21.4
1999
2000
2001

Key data

Information on the L'Oréal share

Sicovam equity code: 12032.
Minimum lot: 1 share.
Par value: € 0.2.
Trading on the cash market of the Paris Stock Exchange.
Eligible for the Deferred Settlement Service (SRD).

Final closing price:	€ 80.90	at 28.12.2001
High:	€ 92.10	at 02.01.2001
Low:	€ 64.00	at 21.09.2001
Market capitalisation:	€ 54.7 billion	at 28.12.2001

At 28th December 2001 the L'Oréal share accounted for:

> 5.50% of the CAC 40;
> 3.24% of the Euronext 100;
> 1.64% of the DJ Stoxx 50.

History of the L'Oréal share

Date	Milestone	Market capitalisation at end of year (€ millions)
8th October 1963	Listing on the cash settlement market	**34**
24th October 1983	Single listing on the monthly settlement market	**1,409**
1987	Bonus issue of shares and investment certificates (1 new share for every 5 held)	**2,121**
July 1990	10-for-1 share split	**4,201**
July 1996	Bonus issue of one new share per 10 shares held	**20,123**
3rd July 2000	10-for-1 share split	**57,161**
December 2001	End of fiscal year	**54,693**

L'Oréal: a growth stock

L'Oréal share performance (base 100 as of 01.01.97)


Source Datastream
300
250
200
150
100
50
1997
1998
1999
2000
2001
L'Oréal
(adjusted share price)
CAC 40 index (1)
DJ Stoxx 50 index (1)
(reconstituted prior
to 26th February 1998)

As at 31st December 2001, L'Oréal's share capital consisted of 676,062,160 shares with a par value of € 0.2. Gesparal S.A. holds 53.70% of L'Oréal's capital and 71.05% of voting rights.

(1) – Indexes relative to L'Oréal share price.

Dividend (€)

		1999	2000	2001
Final adjusted closing price (2)		79.65	91.30	80.90
Dividend per share for the year (2)	Net dividend	0.34	0.44	0.54 (3)
	Tax credit	0.17	0.22	0.27
	Total value	**0.51**	**0.66**	**0.81**

(2) – After the ten-for-one share split of 3rd July 2000.
(3) – Dividend proposed to the Annual General Meeting of 29th May 2002.

5-year investment in L'Oréal shares (€)

Purchase of 50 shares on 31st December 1996	14,894.50
Reinvestment of dividends	
Valuation at 28th December 2001 (4) (544 shares at € 80.90)	44,009.60

Capital invested multiplied by 2.95
Total Shareholder Return: 22.39% per year

(4) – There was a ten-for-one share split on 3rd July 2000.

Ongoing dialogue

Throughout the year, L'Oréal provides a large number of opportunities for meetings with its shareholders and with institutional investors.

Several shareholder information meetings are held each year in major French cities: Rheims and Lille in 2001, Versailles and Grenoble in 2000. The group also holds roadshows for financial analysts and investors in the world's main financial centres.

The group carries out several opinion polls to gather the views of all its shareholders. These enable you to indicate what type of financial communication you need, and help the group to improve the quality of the information it provides in print, verbally and through electronic media.

L'Oréal makes detailed information available to shareholders:

> **The Annual Report** is filed as a Reference Document with the Commission des Opérations de Bourse.

> **The financial Internet site, www.loreal-finance.com,** provides you with access to the "Shareholders' Corner" simply by clicking on the screen.

> **The Shareholder Digest,** which is regularly updated, is devised with your concerns and expectations in mind.

> **The Letters to Shareholders,** published four times a year, provide you with the latest L'Oréal news.

> **The Shareholder Service** enables all shareholders to obtain practical information, and holders of registered shares to issue orders relating to the L'Oréal share.

> **News releases** are issued to mark periodical events or discuss sensitive developments.

> **Announcements in the Bulletin des Annonces Légales Obligatoires** are also available on the site www.loreal-finance.com.

> **The COB data base** provides access to legal information on 36 15 COB (Heading: Sophie).

Recent distinctions awarded to L'Oréal

> [redacted]

> [redacted]

> [redacted]

> [redacted]

The Annual General Meeting of Shareholders

The Annual General Meeting, a key event in the dialogue between shareholders and the group, will be held on Wednesday, 29th May 2002 at 10.15am at UNESCO, 125, avenue de Suffren, 75007 Paris, France.

If you are a registered shareholder, you will receive your notice to attend directly from L'Oréal by mail. To receive your entrance card, you must be a shareholder of record at least 5 days before the AGM on the register of BNP Paribas, the manager of the L'Oréal Securities Services.

If you are a bearer shareholder, you will receive your notice to attend through the custodian of your shares. To receive your entrance card, you must request from your custodian at least 5 days before the AGM a certificate indicating that your shares have been placed in a blocked account until the date of the AGM. Your custodian will pass on your request to the Shareholder Service of BNP Paribas.

To attend the Annual General Meeting

Only shareholders who have first provided proof of their shareholder status will be admitted to the AGM. You must have your entrance card and proof of identity with you. You cannot be accompanied at the AGM.

If you are unable to attend

You may choose any of the following possibilities:
> you may be represented by another shareholder or by your spouse;
> you may cast a postal vote;
> you may send a proxy form to the Chairman.
Simply return to BNP Paribas, at least three days before the AGM, the postal voting form or the proxy form sent to you either directly (registered shareholder) or at your request (bearer shareholder).

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Presentation of the Board of Directors

> Lindsay Owen-Jones
British.
Joined L'Oréal in 1969. During his international career with the group, he was Chief Executive of L'Oréal in Italy from 1978 to 1981 and President of L'Oréal USA from 1981 to 1984. He was appointed Deputy Chairman and Chief Executive Officer in 1984, and Chairman and Chief Executive Officer in 1988. L'Oréal Board Member since 1984 (term of office renewed in 1998).

> Jean-Pierre Meyers (4)
L'Oréal Board Member since 1987 (term of office renewed in 2001).
Vice-Chairman of the Board.

> Liliane Bettencourt (1)
Daughter of Eugène Schueller, who founded L'Oréal in 1907.
L'Oréal Board Member since 1995 (term of office renewed in 1999).

> Françoise Bettencourt Meyers
Daughter of Mrs Bettencourt.
L'Oréal Board Member since 1997 (term of office renewed in 2001).

> Peter Brabeck-Letmathe
Austrian.
L'Oréal Board Member since 1997 (term of office renewed in 2001).

> Francisco Castañer Basco (4)
Spanish.
L'Oréal Board Member since 1998.

> François Dalle
With L'Oréal from 1942 to 1984, Group Executive Vice-President in 1948, Chairman and Chief Executive Officer from 1957 to 1984. L'Oréal Board Member since 1950 (term of office renewed in 2001).

> Rainer E. Gut (2)
Swiss.
L'Oréal Board Member since 2000.

> Marc Ladreit de Lacharrière
With L'Oréal from 1976 to 1991.
Formerly Vice-President in charge of Administration and Finance.
Group Executive Vice-President from 1984 to 1991.
L'Oréal Board Member since 1984 (term of office renewed in 1998).

> Olivier Lecerf (3)
L'Oréal Board Member since 1990 (term of office renewed in 1998).

> Édouard de Royère (2)
L'Oréal Board Member since 1995 (term of office renewed in 1999).

> Michel Somnolet
Joined L'Oréal in 1966.
With L'Oréal USA from 1969 to 1999, where he was appointed Board Member in 1976 and Executive Vice-President Chief Operating Officer in 1983. Vice-President in charge of Administration and Finance at L'Oréal since 1st January 2000. Appointed Board Member on 23rd February 2000.
Permanent L'Oréal representative on the Board of Sanofi-Synthélabo.

> Guy Landon
With L'Oréal from 1953 to 1994.
Formerly Vice-President in charge of Human Resources.
Group Executive Vice-President from 1991 to 1994. Asked that his term of office as L'Oréal Board Member, begun in 1989, should not be renewed at the L'Oréal Annual General Meeting of 29th May 2001.

1 – Chairman of the Management and Remuneration Committee.
2 – Member of the Management and Remuneration Committee.
3 – Chairman of the Audit Committee.
4 – Member of the Audit Committee.

Financial glossary

> **ADRs** (American Depositary Receipts): Fraction equivalent to one-fifth of a share, which is denominated in dollars and is negotiable on the American market. The ADR is not sponsored by L'Oréal and is freely traded in the United States through certain American banks.

> **CAC 40** (CAC = Cotation Assistée en Continu): This index continuously monitors movements in the 40 shares with the largest market capitalisation in the Deferred Settlement Service (SRD) of the Paris Bourse.

> **Cash flow:** Cash flow consisting of available resources (net profit + depreciation + provisions).

> **COB** (Commission des Opérations de Bourse): The French Stock Market authority is responsible for ensuring that transactions comply with the established rules, and for overseeing the quality of information issued by the company in order to protect investors.

> **Deferred Settlement Service** (SRD): Replaced the monthly settlement market in autumn 2000. This mechanism provides a limited credit line, for which a charge is made, for purchases of the major stocks listed on the Paris Bourse.

> **Dividend:** Variable return on a share paid to all shareholders after a vote of the Ordinary General Meeting on a proposal by the Board of Directors.

> **Dow Jones Stoxx 50:** Index of 50 shares of companies whose market capitalisations are amongst the largest in the European Union, Switzerland and Norway.

> **Earnings per share (EPS):** Ratio of the net profit before capital gains and losses and after minority interests to the weighted average number of shares in issue during the period in question.

> **Equity code** (SICOVAM code): Share identification code attributed by EUROCLEAR France.

> **Euronext 100:** Index consisting of the 100 shares whose market capitalisations are amongst the largest and most liquid in the Euronext listing.

> **Gearing:** Ratio of the net financial debt of a company to its shareholders' funds. It measures the debt burden of a company relative to its resources.

> **Market capitalisation:** Product of the share price and the total number of shares (or other listed securities if applicable).

> **Net profit before capital gains and losses and after minority interests:** Consolidated net book profit minus minority interests, before capital gains and losses.

> **PER** (Price earnings ratio): Ratio of the share price on a given day to the estimated net profit per share for the current fiscal year.

> **Registered share:** Share whose owner's name is recorded in the books of the issuer and is transmitted by bank transfer.

> **ROE** (Return on equity): Ratio of net earnings for an accounting period to shareholders' equity at the start of the period. It provides an indication of the efficiency of a company in making profit from its own resources.

> **Share split:** Operation consisting of multiplying the number of shares while dividing the par value of the share in the same proportion.

> **Tax credit:** Introduced in France to avoid double taxation at the corporate and shareholder levels. It corresponds to half of the net dividend.

Shareholder information schedule for 2002

Key date	Financial event
23rd January	2001 Sales announcement
21st February	2001 Provisional Results announcement
26th March	2001 Audited Results announcement
End of March	Letter to Shareholders (Dividend)
4th April	First Quarter 2002 Sales announcement and Annual Financial Information Meeting
5th April	Notice of Annual General Meeting of 29th May 2002 (B.A.L.O. and Internet)
Beginning of May	Letter to Shareholders (Summary of Annual Report)
29th May	Annual General Meeting 2002
June	Letter to Shareholders (Summary of AGM)
11th July	First Half 2002 Sales announcement
5th September	First Half 2002 Results announcement
September	Letter to Shareholders (half-year results)
10th October	Third Quarter 2002 Sales announcement

Your contacts

By telephone: from France: freephone number: 0 800 66 66 66
from abroad: + 33 1 58 13 51 36

By e-mail: info@loreal-finance.com

By mail: Actionnariat L'Oréal
BNP Paribas – Métier Titres GIS
Les Collines de l'Arche – 92057 Paris-la-Défense, France

L'Oréal

Headquarters
International Financial Information Department
41, rue Martre, 92117 Clichy, France
Tel.: + 33 1 47 56 82 65
Fax: + 33 1 47 56 86 42
www.loreal-finance.com

L'ORÉAL

May 2002

OMNIUM

L'Oreal S.A.
12g3-2(b) application
Document # 20

d) Letter to Shareholders n°19
Spring 2002

L'ORÉAL

2002 SPRING LETTER TO SHAREHOLDERS NUMBER NINETEEN

LETTER TO SHAREHOLDERS

2002 FINANCIAL INFORMATION SCHEDULE

KEY DATES	FINANCIAL EVENTS
Thursday 4th April 2002	First Quarter 2002 Sales announcement and Annual Financial Analysts Meeting
Wednesday 29th May 2002	2002 Annual General Meeting of Shareholders
Thursday 11th July 2002	First Half 2002 Sales announcement
Thursday 5th September 2002	First Half 2002 Results announcement
Thursday 10th October 2002	Third Quarter 2002 Sales announcement

Release of the 26th March 2002

22.7% increase in dividend

- **Strong growth confirmed in Net profit before capital gains and losses and minority interests: 19.6% increase**
- **Substantial rise in dividend (+22.7%), with the payment date again brought forward**
- **Board of Directors to be strengthened by appointment of 3 new directors**

The Board of Directors of L'ORÉAL met on Tuesday, 26th March, 2002 under the chairmanship of Mr Lindsay OWEN-JONES and in the presence of the Statutory Auditors. The Board of Directors closed the group's consolidated financial statements and the financial statements of the parent company, L'ORÉAL S.A., for 2001.

	Amount in M€	Growth 2001/2000
Sales	13,740	+8.4%
Adjusted operating profit(1)	1,669	+12.7%
Net profit before capital gains and losses and after minority interests(2)	1,229	+19.6%
Earnings per share (in €)	1.82	+19.6%
Net dividend (in €)	0.54	+22.7%

(1) i.e. including exchange rate gains and losses.
(2) Net profit before capital gains and losses, exceptional items and amortisation of goodwill.

The confirmed 19.6% increase in Net profit before capital gains and losses and minority interests stems from a combination of strong organic growth and further improvement in margins

The audited financial statements confirm the results published on 21st February, 2002. The pre-tax profit of the fully consolidated companies amounted to € 1.5 billion, an increase of 13.6%. This confirms that double-digit growth has been achieved for the seventeenth consecutive year.

Net profit before capital gains and losses and after minority interests was over € 1.2 billion, representing an increase of 19.6%.

Substantial rise in dividend (+22.7%), with the payment date again brought forward

At the Annual General Meeting of Shareholders - to be held on Wednesday, 29th May, 2002 from 10.15am to 12.45pm, at UNESCO, 125 avenue de Suffren, 75007 Paris - the Board of Directors will propose that the payment of a substantially increased dividend will be made earlier than originally scheduled.

The proposed net dividend is € 0.54 with a tax credit of € 0.27, representing a growth rate of 22.7%. This should be higher than last year's net dividend of € 0.44, and should be paid from Tuesday, 4th June 2002, four days ahead of the payment date in 2001.

Three new Board Members

At the Annual General Meeting, the Board of Directors will propose that the terms of office of five directors should be renewed: Mr Lindsay OWEN-JONES, Mr Francisco CASTAÑER BASCO, Mr Marc LADREIT de LACHARRIÈRE, Mr Olivier LECERF and Mr Michel SOMNOLET.

The Board will also propose the appointment of three new directors: Mr Jean-Louis DUMAS (Chairman of HERMÈS), Mr Xavier FONTANET (Chairman of ESSILOR) and Mr Franck RIBOUD (Chairman of DANONE). The inclusion of three well-known figures from international industry will both strengthen the Board of Directors and increase its independence.

Conditions for admittance to the Annual General Meeting are published in the "Shareholders' Letters" and on the site www.loreal-finance.com.

The draft resolutions will be set out in the Annual General Meeting notice of Friday, 5th April in the Bulletin des Annonces Légales Obligatoires (BALO) and on L'ORÉAL's finance website.

Other legal documents will be available to shareholders from 13th May onwards, after publication of the Notice to Attend the Annual General Meeting.

Release of 21st February 2002

2001 results: strong growth achieved
Net profit: up by 19.6%

Consolidated net sales for the year, at € 13.7 billion, grew by 8.4% over 2000.

Net profit before capital gains and losses and after minority interests[1], which is used to calculate earnings per share, reached € 1,229 million, an increase of 19.6%.

Mr Lindsay OWEN-JONES, L'ORÉAL's Chairman and Chief Executive Officer, said, **"numerous brand-related initiatives combined with the strong momentum of international growth have compensated for the impact of world events. Robust internal growth, together with a further increase in profit margins, has enabled L'ORÉAL to enjoy a very good year in 2001 and to begin 2002 with confidence".**

(1) Provisional results.

Notable events in 2001

- Numerous new initiatives to drive forward internal growth,
- Accelerated progress in key countries responsible for driving growth,
- Rapid integration of acquisitions,
- A further improvement in margins,
- Excellent contribution from SANOFI-SYNTHÉLABO.

Numerous new initiatives to drive forward internal growth

L'ORÉAL's major strategic brands continued to improve their positions, gaining market share in the group's core business segments. Thanks to their constant innovation they were able to:

- attract new customers, among younger consumers (LUMIA colourant by GARNIER, WHITE by GIORGIO ARMANI) and mature consumers (ABSOLUE by LANCÔME, ELSÈVE REGENIUM by L'ORÉAL PARIS) as well as men (VICHY and BIOTHERM ranges for men, MIRACLE HOMME by LANCÔME);
- establish a presence in new market segments such as mass market bodycare – notably with PLÉNITUDE BODY EXPERTISE by L'ORÉAL PARIS;
- develop targeted products meeting local needs (BI WHITE by VICHY) and adapt their technologies to the needs of consumers in different countries (AGE FITNESS by BIOTHERM);
- strengthen their partnership with their customers by means of new services and products (OLEO-RELAX by KERASTASE).

Accelerated progress in key countries responsible for driving growth

The group's brands continued to expand in key countries responsible for driving growth, where L'ORÉAL now achieves nearly one fifth of consolidated sales.

- Sales in China grew by 26% in 2001, representing total growth of 228% in this market since 1997. Launches by GARNIER, HELENA RUBINSTEIN, BIOTHERM and LA ROCHE-POSAY successfully consolidated the group's presence and in particular the market leadership positions of L'ORÉAL PARIS in colourants, MAYBELLINE in mass market make-up, VICHY in pharmacies and LANCÔME in the main department stores.
- In Russia, following growth of 47% in 2000, sales saw a further very strong increase in 2001 (52%), exceeding the € 100 million mark for the first time.
- The group also achieved significant advances in South Africa (+27%), Thailand (+26%), India (+21%) and Mexico (+20%).

Rapid integration of acquisitions

The companies acquired in 2000, mainly MATRIX, CARSON and KIEHL'S, were very swiftly integrated into their respective divisions. Those brands represented sales of € 523 million, in line with group forecasts.

From 2001, their level of adjusted operating profit approached that of cosmetics as a whole.

Given the financial expenses, the impact of these acquisitions is positive, ahead of our objectives.

A further improvement in margins

Adjusted operating profit[2] increased by 12.7% to € 1,669 million, representing 12.1% of consolidated sales, compared with 11.7% in 2000. This further improvement in margins reflects the group's concentration on the international expansion of strategic brands – an expansion that continues to generate substantial economies of scale – and on controlling industrial costs (value analysis, reorganisation of plants, efficient purchasing strategies). It also reflects a further significant improvement in profit margins in the group's new markets, building on a trend that began in 2000.

Adjusted operating profit by branch(1)(2)

	At 31st December 2001	As % of sales
Cosmetics	€ 1,604.2 m	12.0%
Dermatology(3)	€ 61.8 m	21.2%
Consolidated total	€ 1,669.0 m	12.1%

(1) Provisional results.
(2) i.e. including exchange rate gains and losses.
(3) Group share, i.e. 50%.

Net financial expenses (excluding exchange rate gains and losses) amounted to € 167.3 million, as compared with € 159.3 million in 2000.
Consequently the pre-tax profit of fully consolidated companies increased by 13.6% to € 1,501.7 million.
Corporate taxes at group level increased by 9.7% to € 535.9 million.
Net profit (before capital gains and losses) of fully consolidated companies was € 965.9 million, increasing by 15.9%.

Excellent contribution from SANOFI-SYNTHÉLABO

The group share of net profit from equity affiliates amounted to € 269.7 million. SANOFI-SYNTHÉLABO's contribution to consolidated profit was € 268.8 million, an increase of 43.7%.

An even stronger balance sheet

The cash flow generated in 2001 enabled group debt levels to be reduced. Net financial debt as a proportion of shareholders' funds fell from 28.4% at the end of 2000 to 12.6% at the end of 2001.

Main annual indicators(1)

	At 31st December 2000 in € millions	At 31st December 2001 in € millions	Growth in %
Consolidated sales	12,671.2	13,740.4	+8.4%
Operating profit	1,540.8	1,626.0	+5.5%
Adjusted operating profit(2)	1,481.3	1,669.0	+12.7%
Pre-tax profit of fully consolidated companies	1,322.1	1,501.7	+13.6%
Net profit (before capital gains and losses) of fully consolidated companies	833.5	965.9	+15.9%
Group share of net profit of equity affiliates	199.9	269.7	+34.9%
Net profit before capital gains and losses and after minority interests	1,027.8	1,229.0	+19.6%
Earnings per share (in €)	1.52	1.82	+19.6%

(1) Provisional results.
(2) i.e. including exchange rate gains and losses.

The Board of Directors examined these provisional results on 20th February 2002, in conjunction with the Statutory Auditors, and they will be approved on 26th March 2002.

Release of 23rd January 2002

Sales: € 13.7 billion
2001: Strong growth continues despite disruptive world events

The consolidated sales of L'ORÉAL in 2001 reached € 13.7 billion, in line with the group's expectations.
The sales growth rate compared with 2000 was 8.4%.

Exchange rate fluctuations, still positive at 0.5% at the end of September, had a 0.3% negative effect. The growth rate excluding exchange rate fluctuations was thus 8.7%.

In structural terms, the positive net impact of disposals and acquisitions in 2000 and 2001, which was 2.4% up to the end of September, amounted to 1.6% for the whole year.

In 2001, the group made two acquisitions: BIOMEDIC, which specialises in skin care products to accompany dermatological and plastic surgery treatments, and COLORAMA, a Brazilian mass-market make-up brand.

On a like-for-like basis, i.e. with an identical structure and exchange rates, the group sales grew by 7.1%.

Sales growth by sector and area

	€ millions	Growth	Excl. exchange rate fluctuations
Group sales by sector:			
Cosmetics	13,394	+8.7%	+9.1%
Dermatology*	292	+11.3%	+10.9%
Cosmetics sales by area:			
Western Europe	6,580	+5.6%	+5.8%
North America	4,257	+14.0%	+11.0%
Rest of the World	2,557	+8.8%	+14.9%

* L'ORÉAL group share: 50%

The group's cosmetics sector continued to grow faster than the world market. This achievement can be attributed to strong international growth combined with the successful worldwide roll-out of the group's core brands.

Fourth quarter sales were satisfactory (up by 6.2% like-for-like), with good growth in Western Europe (up by 5.8%) and continuing strong growth in the Rest of the World (up by 13.8%). In North America, sales advanced by 2.2%: some American retailers cut inventories sharply following the tragic events of 11th September.

The dermatology sector continued to achieve rapid growth worldwide.

Confidence confirmed for full-year results

Based on the above figures, L'ORÉAL confirms that it again expects to achieve strong profit growth.

Provisional results will be published on Thursday 21st February 2002 and the audited results on Tuesday 26th March 2002.

THE NEXT ANNUAL GENERAL MEETING OF THE L'ORÉAL SHAREHOLDERS WILL TAKE PLACE ON WEDNESDAY, 29TH MAY 2002, 10.15 AM TO 12.45 PM, AT THE UNESCO: 125, AVENUE DE SUFFREN, 75007 PARIS, FRANCE


Avenue C. Risler
École-Militaire
Avenue de Tourville
Avenue de la Motte-Picquet
École militaire
Avenue de Lowendal
Avenue Duquesne
Place de Fontenoy
Avenue de Ségur
La Motte-Picquet Grenelle
UNESCO
125
Avenue de Suffren
Avenue de Saxe
Boulevard de Grenelle
Cambronne
Ségur

ONLY SHAREHOLDERS WHO HAVE PROVIDED PROOF OF THEIR STATUS ARE ENTITLED TO ATTEND SHAREHOLDERS MEETING

Proof of status can be provided as follows:

■ **Holders of registered shares:**

• must be shareholders of record registred with the BNP Paribas, the registrar for L'ORÉAL shares, **at least five days before the Meeting;**

• and must provide a proof of identity. The entry card may be obtained in advance from:

Actionnariat L'ORÉAL
BNP Paribas – GIS Émetteurs
Les Collines de l'Arche
75450 Paris Cedex 09 – France
Telephone: 33 1 58 13 51 36
Fax: 33 1 55 77 34 17

■ **Holders of bearer shares:**

• must ask the custodian of their shares to provide a certificate, **at least five days before the Meeting**, to the effect that the said shares are placed in a blocked account until the date of the Shareholder Meeting;

• the said custodian **must lodge this certificate with the BNP Paribas** in order to obtain a shareholder **entry card**.

SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING MAY ALSO EXPRESS THEIR VOTE

You have the choice between:

• appointing another shareholder or your spouse to represent you at the AGM

• voting by mail

• sending a proxy form to the Chairman.

For this purpose, simply return the mail voting form or the proxy form sent to you to BNP Paribas at least three days before the AGM. The mail voting form or proxy form is sent directly to your home address (if you are a registered shareholder) or on request (if you are a bearer shareholder).

THE COMPANY PROVIDES SHAREHOLDERS WITH INFORMATION SO AS TO MAKE VOTING EASIER

Over and above the information provided in terms of its legal obligations, L'ORÉAL operates a policy of regular, active and transparent communications for shareholders.

■ **The principal sources of information provided are:**

• the Letter to Shareholders;

• the Annual Report;

• legal information regarding the Annual General Meeting;

• occasional and periodical releases;

• notices published in the legal and financial press.

■ **Information may be accessed:**

• L'ORÉAL

- **http://www.loreal-finance.com**
(access by a single "click" to the dedicated shareholders' corner)

- Telephone: **33 1 58 13 51 36**

• COB

- **http://www.cob.fr (section: SOPHIE)**

SEND TO A FRIEND ADD TO MY LOREAL-FINANCE.COM PRINT

02 DEC -9 AM 8:09

L'ORÉAL

L'Oreal S.A.
12g3-2(b) application
Document # 21

c) Notice of meeting April 2002

Incorporated in France as a "Société Anonyme" with registered capital of €135,212,432

Headquarters: 41, rue Martre - 92117 Clichy, France

Registered office: 14 rue Royale - 75008 Paris, France

632 012 100 RCS PARIS

NOTICE OF MEETING

The shareholders are hereby informed that they will be subsequently given notice to attend the Ordinary and Extraordinary General Meeting of Shareholders to be held at the headquarters of UNESCO at 125, avenue de Suffren, Paris 75007, France, on Wednesday 29th May, 2002 from 10.15am to 12.45pm, in order to deliberate on the following agenda and draft resolutions:

Agenda

- Approval of the 2001 consolidated and parent company financial statements and approval of all actions by the Board of Directors,

- Allocation of the income for 2001,

- Declaration of the dividend for 2001,

- Agreements covered by Article L. 225-40 of the French Commercial Code,

- Renewal of the tenures of 5 directors,

- Appointment of 3 new directors,

- Declaration of directors' fees,

- Renewal of the authorisation given to the company to buy back its own shares,

- Modification of the articles of association,

- Powers for formalities.

I. DRAFT RESOLUTIONS WITHIN THE AUTHORITY OF THE ORDINARY GENERAL MEETING

FIRST RESOLUTION

Approval of the 2001 financial statements

approves these reports in their entirety, and approves the annual consolidated financial statements for 2001 as closed by the Board of Directors and presented to the AGM.

SECOND RESOLUTION

Approval of the 2001 parent company financial statements and approval of all actions by the Board of Directors

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, and after hearing the management report of the Board of Directors and the reports of the Statutory Auditors for 2001, approves these reports in their entirety, and approves the annual parent company financial statements indicating a net profit of € 875,273,738.96, compared with € 602,773,204.64 at 31st December, 2000.

The AGM also approves various expenses and charges which are non-deductible from the taxable income, of which a report has been given.

It authorises the Board of Directors to commit expenses of this nature for the year 2002.

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, fully approves all the actions taken by the directors having held office in 2001.

THIRD RESOLUTION

Allocation of the company's income for 2001

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, on the proposal of the Board of Directors, decides to appropriate the income for 2001, amounting to € 875,273,738.96, as follows:

No allocation to the legal reserve, which already represents one-tenth of the share capital	–
to the "Special reserve of long-term net capital gains"	€ 236,582,010.00
5% of the fully paid up capital, i.e. the entire capital, as first dividend	€ 6,760,621.60
the balance amounting to	€ 631,931,107.36
to which is added a deduction from the "Special reserve of long-term net capital gains" item amounting to	€ 213,859,737.00
leaving an available balance of	€ 845,790,844.36
an amount of	€ 358,312,944.80
will be allotted to shareholders as superdividend	
an amount of	€ 39,000,000.00
will be used to pay withholding tax	
the balance, that is	€ 448,477,899.56
will be allocated to the "Other reserves" account	

FOURTH RESOLUTION

requirements for ordinary general meetings, declares the net dividend to be paid for each share as follows:

Dividend allocated for 2001	€ 365,073,566.40
That is a dividend paid per share of	€ 0.54
Tax already paid (tax credit)	€ 0.27

The net dividend of € 365,073,566.40 will be paid to the 676,062,160 shares constituting the capital ranking from 1st January, 2001, from the date set by the Board of Directors:

§ for registered shares recorded on the company's share register, directly by Banque Nationale de Paris in its capacity as an authorised agent, depending on the mode of settlement indicated by the holders;

§ for registered shares held in an administered account, and for bearer shares, by the authorised custodians to whom the management of these shares has been entrusted.

The AGM notes that the net dividends in euros paid for the last three years, and the corresponding tax credits, were as follows, and relate to shares with a par value of FF 10 in 1998, € 2 in 1999 and € 0.20 in 2000:

Year	Number of shares	Net dividend (€)	Tax already paid (Tax credit) (€)	TOTAL (€)
1998	67,606,216	2.82	1.41	4.23
1999	67,606,216	3.40	1.70	5.10
2000	676,062,160	0.44	0.22	0.66

In the event that, when dividends are paid on shares, the company holds some of its own shares, in accordance with legal requirements the income corresponding to the unpaid dividends resulting from these shares will be allocated to the "Ordinary Reserve" account.

FIFTH RESOLUTION

Agreements covered by article L. 225-40 of the French Commercial Code

The AGM acknowledges that it has been presented with the findings of the report made by the Statutory Auditors on agreements covered by Article L. 225-40 of the French Commercial Code. Acting in accordance with the quorum and majority requirements for ordinary general meetings, the AGM approves the said agreements.

SIXTH RESOLUTION

Renewal of the tenure as director of mr Lindsay Owen-Jones

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, and in accordance with the provisions of article 8 of the articles of association, renews the tenure as director of Mr Lindsay OWEN-JONES for a statutory period of 4 years.

The tenure as director of Mr Lindsay OWEN-JONES will expire at the end of the Ordinary General Meeting to be held in 2006 to

SEVENTH RESOLUTION

Renewal of the tenure as director of mr Francisco Castaner Basco

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, and in accordance with the provisions of article 8 of the articles of association, renews the tenure as director of Mr Francisco CASTANER BASCO for a statutory period of 4 years.

The tenure as director of Mr Francisco CASTANER BASCO will expire at the end of the Ordinary General Meeting to be held in 2006 to review the financial statements of the year ending 31st December, 2005.

EIGHTH RESOLUTION

Renewal of the tenure as director of mr Marc Ladreit de Lacharriere

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, and in accordance with the provisions of article 8 of the articles of association, renews the tenure as director of Mr Marc LADREIT DE LACHARRIERE for a statutory period of 4 years.

The tenure as director of Mr Marc LADREIT DE LACHARRIERE will expire at the end of the Ordinary General Meeting to be held in 2006 to review the financial statements of the year ending 31st December, 2005.

NINTH RESOLUTION

Renewal of the tenure as director of mr Olivier Lecerf

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, and in accordance with the provisions of article 8 of the articles of association, renews the tenure as director of Mr Olivier LECERF for a statutory period of 4 years.

The tenure as director of Mr Olivier LECERF will expire at the end of the Ordinary General Meeting to be held in 2006 to review the financial statements of the year ending 31st December, 2005.

TENTH RESOLUTION

Renewal of the tenure as director of mr Michel Somnolet

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, and in accordance with the provisions of article 8 of the articles of association, renews the tenure as director of Mr Michel SOMNOLET for a statutory period of 4 years.

The tenure as director of Mr Michel SOMNOLET will expire at the end of the Ordinary General Meeting to be held in 2006 to review the financial statements of the year ending 31st December, 2005.

ELEVENTH RESOLUTION

requirements for ordinary general meetings, decides to appoint Mr Jean-Louis DUMAS as director for a statutory period of 4 years, which will expire at the Ordinary General Meeting to be held in 2006 to review the financial statements of the year ending 31st December, 2005.

TWELFTH RESOLUTION

Appointment as director of mr Xavier Fontanet

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, decides to appoint Mr Xavier FONTANET as director for a statutory period of 4 years, which will expire at the Ordinary General Meeting to be held in 2006 to review the financial statements of the year ending 31st December, 2005.

THIRTEENTH RESOLUTION

Appointment as director of mr Franck Riboud

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, decides to appoint Mr Franck RIBOUD as director for a statutory period of 4 years, which will expire at the Ordinary General Meeting to be held in 2006 to review the financial statements of the year ending 31st December, 2005.

FOURTEENTH RESOLUTION

Declaration of directors' fees

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings:

- allocates to the Board of Directors as annual directors' fees a total maximum sum of € 810,000, until such time as it makes a new decision in this respect;

- agrees that the Board of Directors should determine the distribution and the payment date of the said directors' fees.

FIFTEENTH RESOLUTION

Renewal of the authorisation given to the company to buy back its own shares

The AGM, acting in accordance with the quorum and majority requirements for ordinary general meetings, and having noted the report of the Board of Directors and the memorandum approved by the Commission des Opérations de Bourse, authorises the Board of Directors to trade in the company's shares on the stock exchange or otherwise, in accordance with the requirements of Articles L. 225-209 et seq. of the French Commercial Code, and subject to the following conditions:

- the purchase price per share may not be greater than € 120,
- the selling price per share may not be less than € 60,
- the number of shares to be bought by the company may not exceed 6% of the number of shares forming the capital, that is

and more particularly in the event of a capital increase by incorporation of reserves and allotment of bonus shares, and in the event either of a stock split or a reverse stock split, the amounts indicated above will be arithmetically adjusted in the proportion required by the variation in the total number of shares determined by the operation.

The operations carried out in application of this authorisation may in particular take the form of transactions relating to blocks of shares or to derivatives.

This authorisation is intended to enable the company to use these shares for the following purposes:

- the purchase and holding of the shares acquired in order that they may be exchanged subsequently with third parties in connection with external growth operations, or with any subscribers of bonds which are redeemable in shares or exchangeable for shares, if the issue of such bonds was decided on by an extraordinary general meeting of the company;

- purchases and sales depending on market situations;

- stabilisation of the share price by systematic intervention to correct a market trend.

Any of its own shares held by the company may be cancelled by a reduction of capital up to the limits set by law, in application of the provisions of the fourteenth resolution of the General Meeting of Shareholders held on 1st June, 1999.

This authorisation is granted for a maximum period of eighteen months, and in any case expires on the date of the Ordinary General Meeting called to review the financial statements of the year ending 31st December, 2002.

The AGM confers to the Board of Directors all powers, with the possibility of delegation, to issue all stock market orders, conclude all agreements, establish all documents, particularly for information purposes, carry out all formalities and make all declarations to all organisations, and in general to take all actions which are necessary.

II. DRAFT RESOLUTIONS WITHIN THE AUTHORITY OF THE EXTRAORDINARY GENERAL MEETING

SIXTEENTH RESOLUTION

Modification of articles of association

The AGM, acting in accordance with the quorum and majority requirements for extraordinary general meetings, and after noting the report of the Board of Directors, decides:

1) to modify Articles 1, 7, 8, 9 and 10 of the articles of association currently in force and to introduce a new Article 11 in order to bring the articles of association of L'ORÉAL SA into line with the provisions of French law no. 2001-420 of 15th May, 2001, relating to New Economic Regulations, to apply the rule that two-thirds of directors must be under 70 to the Chairman and the Chief Executive Officer, and to defer the automatic resignation stipulated in Article 8 until the end of the following Annual General Meeting.

ARTICLE ONE

Legal form

There exists, between the owners of the shares forming the share capital as indicated in Article 6 below, and of all the shares that may be subsequently created, a "Société Anonyme" (the "Company").

ARTICLE 7

Shares

The Company is entitled, subject to the legal and statutory requirements in force, to ask at any time, in exchange for remuneration at its expense, the organisation in charge of clearing the securities to indicate, as the case may be, the name or company name, the nationality, the year of birth or year of incorporation and the address of holders of shares which immediately or ultimately confer on them a voting right in its own Shareholder Meetings, and the type of securities held by them, and if applicable the restrictions which may apply to the securities.

Any holder, whether direct or indirect, of a fraction of the company's share capital equal to 1%, or a multiple of this percentage lower than 5%, is required to inform the company within a period of fifteen days in the event that these thresholds have been passed in either direction.

If not disclosed in accordance with the conditions stipulated by law or by the articles of association, shares exceeding the fraction which should have been disclosed are deprived of voting rights at Shareholder Meetings, in accordance with the conditions stipulated in the French Commercial Code, if during a Meeting the failure to disclose is noted, and if one or more shareholders together holding at least 5% of the share capital so request during the Meeting.

Securities may be transmitted freely inter vivos or by devolution on death.

For all Meetings, the voting right is held by the usufructuary.

All shares that compose or will compose the share capital will be placed on an equal footing with each other at all times as regards tax charges, so that the shares, without distinction, give entitlement to payment of the same net sum in any payment or reimbursement made for the duration of the Company or on its liquidation. This will apply in particular to all tax deductions, even if the tax base and the amount are not the same for all shares; in this case, the deduction must be applied to all shares without distinction for the same amount.

Whenever it is necessary to own several shares in order to exercise any right, single shares or a number of shares below the required number give no rights to their owners against the Company, as shareholders should in this case make it their business to group together the necessary number of shares.

ARTICLE 8

Board of Directors

at least three members and at most eighteen members, no more than two-thirds of the board members must be over 70 years of age.

The term of office of each director is four years.

If the number of Directors of over 70 years of age is greater than one-third of the Directors in office, the oldest Director is automatically deemed to have resigned; his tenure will expire at the end of the next Ordinary General Meeting, which will acknowledge this resignation, and if necessary appoint a new Director to replace the resigning Director.

If the number of Directors on the Board is equal to the maximum stipulated by law or by the articles of association, the limit on the number of Directors aged over 70 will be determined after the replacement of the Director(s) deemed to have resigned, and they must be replaced within a period of three months from the date of resignation.

Each Director must own five shares in the company.

ARTICLE 9

Deliberations of the Board of Directors

1 - The Board of Directors appoints from amongst its members a Chairman, who is a natural person, who may be elected for the whole period of his tenure as Director, and who may be re-elected indefinitely, subject to the application of the cases of tenure termination stipulated by the French Commercial Code and the application of the age limit set below.

The Chairman must be no more than 65 years old. He must cease to carry out his duties at the end of the Ordinary General Meeting to be held to review the financial statements of the year in which he reaches his 65th birthday.

However, the Board may renew or extend his tenure for one or two periods of a maximum of three years each, with the final date for cessation of duties being in all cases the end of the Ordinary General Meeting to be held to review the financial statements of the year in which he reaches his 71st birthday.

The Board may also designate a Secretary, who is not necessarily a Director or a shareholder.

2 - The Board of Directors meets when convened by its Chairman as often as this is deemed necessary in the interest of the Company.

Board meetings are held either at the registered office or at any other place indicated by the author(s) of the notice to attend.

Notices to attend meetings may be issued by any means and may even be issued verbally.

In accordance with legal and statutory provisions and subject to the limitations stipulated by these provisions, directors participating in Board meetings by means of videoconference facilities are deemed to be present for the purpose of quorum and majority calculations.

this election, the session is chaired by the oldest of the candidates.

ARTICLE 10

Powers of the Board of Directors and of the Chairman

1 - The Board of Directors determines the directions towards which the Company's operations must be aimed, and ensures that these directions are followed.

Subject to the powers expressly allocated to the Shareholders' Meetings and within the limitations of the object of the company, the Board deals with all questions relating to the satisfactory operation of the Company and by its deliberations settles issues relating to the Company.

The Board of Directors carries out the controls and verifications it deems appropriate.

Each director must receive the necessary information to enable him to carry out his duties, and may request the communication of all documents he considers to be useful.

The Board constitutes the Bureau of the Board of Directors.

2 □ The Chairman of the Board of Directors represents the Board of Directors. He organises and directs the deliberations of the Board, reports on these deliberations to the AGM and implements its decisions. He ensures that the various agencies of the Company are operating satisfactorily, and that directors are in a position to carry out their duties.

ARTICLE 11

General Management

1 - In accordance with legal provisions, the General Management of the Company is assumed, under its responsibility, either by the Chairman of the Board of Directors, or by another natural person appointed by the Board of Directors and bearing the title of Chief Executive Officer.

The choice between these two modes of exercising General Management is made by the Board of Directors each time a Chairman of the Board of Directors or a Chief Executive Officer is appointed or has his tenure renewed. The Board of Directors must inform shareholders and third parties of this choice in accordance with the statutory provisions.

The choice of the Board of Directors concerning the mode of exercise of the General Management is made on the basis of a majority vote of the Directors present or represented.

Changing the mode of exercise of the General Management does not involve a modification of the articles of association.

2 – Depending on the choice made by the Board of Directors in accordance with the provisions of § 1 above, the General Management is carried out either by the Chairman, or by a natural person, appointed by the Board of Directors and bearing the title of Chief Executive Officer.

company, and subject to the powers expressly granted by law to Shareholder Meetings.

The Chief Executive Officer represents the Company in its relations with third parties. The Company is bound even by actions of the Chief Executive Officer which are outside the object of the company, unless the Company can prove that the third party was aware that the action was outside the object of the company, or that the third party could not be unaware of this in view of the circumstances, it being stated however that the mere publication of the articles of association does not constitute such proof.

4 – On the proposal of the Chief Executive Officer, whether this office is assumed by the Chairman of the Board of Directors or by another person, the Board of Directors may appoint one or more natural persons in charge of assisting the Chief Executive Officer, with the title of Deputy Chief Executive Officer.

In agreement with the Chief Executive Officer, the Board of Directors determines the extent and duration of the powers granted to the Deputy Chief Executive Officers.

2°) that following the insertion of a new Article 11, the Articles previously numbered as Articles 11, 12, 13, 14 and 15 are now numbered as Articles 12, 13, 14, 15 and 16 of the articles of association of L'ORÉAL;

3°) to modify the new Article 12 to bring it into line with French Law no. 2001-420 of 15th May, 2001, relating to the New Economic Regulations, and to extend the benefit of dual voting rights to all non-French residents;

Its wording is now as follows:

ARTICLE 12

General Rules

The shareholders gather each year at the Ordinary General Meeting to be held within six months of the end of the fiscal year.

The Ordinary General Meeting may furthermore be convened in extraordinary circumstances.

The Extraordinary General Meeting is convened when it is necessary to modify the articles of association.

All Meetings are held either at the registered office, or at any other place in the same administrative department, or at the administrative headquarters in Clichy (Hauts de Seine, France), 41, rue Martre, on the day and time, and in the place indicated in the notice to attend.

Notices to attend are issued by an announcement inserted both in one of the publications authorised to carry legal announcements in the administrative department of the registered office and in the Bulletin des Annonces Légales Obligatoires (B.A.L.O.), with prior notification to the Commission des Opérations de Bourse (C.O.B.).

If the Board of Directors so decides when the Meeting is called, public coverage of the whole of the Meeting by videoconference or by any other telecommunication or remote transmission means

Shareholders holding registered shares are given notice to attend by a letter sent by post, which is registered if they so request and if they advance the corresponding cost.

Shareholders may vote by mail in accordance with the conditions stipulated by law; shareholders who use the official form for this purpose within the required time period are placed on an equal footing with shareholders present or represented.

If the Board of Directors so decides when the Meeting is called, any shareholder may take part in the Meeting by videoconference or by any other telecommunication or remote transmission means including the Internet, in the conditions stipulated by the applicable regulations at the time it is used. If this decision is taken, it is communicated in the meeting notice published in the Bulletin des Annonces Légales Obligatoires (BALO).

The right to take part in the Meetings is conditional on holders of registered shares being shareholders of record at least five days before the meeting, and on holders of bearer shares submitting at least five days before the meeting, at the places indicated in the notice to attend, a certificate from an authorised custodian, stipulating that the bearer shares will remain in a blocked account up to the date of the Meeting.

The AGM is chaired by the Chairman of the Board of Directors, or by a director delegated for this purpose by the Board of Directors, if the notice to attend is issued by the Board, or failing this by a person designated by the AGM.

A register of attendance is kept to which are appended as annexes the powers granted to the proxies, and the forms, if any, for voting by mail.

Each member of the Meeting has as many votes as the number of shares he owns or represents without limitation. The proxy of a shareholder can cast the votes of the shareholder he represents in the same conditions.

However, a dual voting right is conferred on all paid-up shares registered for at least two years in the name of the same shareholder.

Furthermore, in the event of a capital increase by capitalisation of reserves, profits or issue premiums, a dual voting right will be conferred, immediately on issue on registered shares allocated as a bonus to a shareholder because of existing shares for which the shareholder is entitled to the same right.

The dual voting right is terminated as of right for any share having been converted into a bearer share or transferred. The new owner recovers the dual voting right only once the share has been registered in the new shareholder's name for two years. However, the time period is not interrupted, and the acquired right is maintained when the transfer is from a registered owner to a registered owner as a result of a succession to an intestate estate or a testamentary succession, of division of community of property between spouses, of donation inter vivos benefitting a spouse or a person with a degree of relationship which entitles to inherit.

The regularly constituted AGM represents the shareholders in their entirety; its deliberations, carried out in accordance with legal requirements and with the articles of association, are binding on all the shareholders, even if shareholders are absent

SEVENTEENTH RESOLUTION

Powers for formalities

The AGM gives all powers to a bearer of a copy or extract of this report to carry out all legal or administrative formalities, and to carry out all registrations and announcements stipulated by the laws in force.

Requests for inclusion of proposed resolutions in the agendas by shareholders fulfilling the conditions stipulated in Article 128 of the Decree of 23rd March, 1967, must, in accordance with legal requirements, be sent to the registered office, by registered letter with proof of delivery, within a period of ten days from the publication of this notice.

Shareholders having first provided proof of their identity and shareholder status will be admitted to the AGM.

No shareholder may be accompanied when attending the AGM. No shareholder may be represented by anyone other than his/her spouse or another shareholder.

To be eligible to attend or to appoint a representative at the AGM, holders of registered shares must be shareholders of record at least five days before the AGM.

Holders of bearer shares must, at least five days before the AGM, obtain a certificate issued by the custodian of their shares to the effect that the said shares are placed in a blocked account until the date of the AGM.

They may also request from the custodian a proxy form allowing them to vote by mail or to appoint a representative to attend the AGM.

The certificate and the proxy form must be sent by the custodian to the following financial institutions:

-BNP PARIBAS, 16 boulevard des Italiens, 75009 Paris,

-CREDIT LYONNAIS, 19 boulevard des Italiens, 75009 Paris

-SOCIETE GENERALE, 50 boulevard Haussmann, 75009 Paris

-CREDIT AGRICOLE INDOSUEZ, 9 quai du Président Paul Doumer, 92920 Paris La Défense.

It is hereby stated, in accordance with legal requirements, that:

-Requests for forms must be received by L'OREAL headquarters (International Financial Information Department) or by BNP Paribas Securities Services, Service des Titres de L'Oréal, at 75450 Paris Cedex 09, or by Collines de l'Arche, GIS-Emetteurs Assemblées, 92057 Paris La Défense Cedex, no later than six days before the AGM;

-The duly completed form must be received at L'OREAL headquarters or at BNP Paribas Securities Services, Service des Titres de l'Oréal, no later than three days before the AGM;

-Holders of bearer shares must enclose with the form a certificate issued by the financial institution which is the custodian of the

-Shareholders having voted by mail will not have the possibility of participating directly in the meeting or of having a representative attend the meeting.

The Board of Directors of L'Oréal

Top of page

L'ORÉAL

MAY 2002

LETTER

TO SHAREHOLDERS

NUMBER TWENTY

Summary of 2001 Annual Report



Lindsay Owen-Jones, CBE
Chairman and Chief Executive Officer of L'Oréal

"By adding to our winning strategy an increasingly strong awareness of our responsibilities, we aim to achieve truly sustainable growth."

2001 consolidated sales
€ 13,740 million
Up 8.4%

Net profit before capital gains and losses and after minority interests
€ 1,229 million
Up 19.6%

Net dividend
proposed at the Annual General Meeting of 29th May 2002
€ 0.54
Up 22.7%

Chairman's Message

From sustained growth to sustainable growth

2001: the 17th consecutive year of double-digit growth

Numerous product successes and strong momentum from international expansion compensated for the disruption caused by the world economic downturn and the tragic events of 11th September 2001. Strong organic growth, the rapid integration of acquisitions and further improvement in margins enabled us to achieve a very good year in 2001.

Innovation across the brand portfolio

Fuelled by the group's research resources, our brands launched a large number of star products, including Lumia by GARNIER, Absolue from LANCÔME, Elsève Regenium, Intensifique mascara and Plénitude Body Expertise from L'ORÉAL PARIS, Age Fitness by BIOTHERM, Oléo-Relax from KÉRASTASE and Novadiol by VICHY. These innovations enabled our brands to reach out to new consumers, including men, older as well as young women, and to open up new market segments.

Growth momentum across the globe

The disruptions which affected the trading environment during 2001 led to a slowdown in growth in North America, following several years of spectacular progression. However, alongside this, growth remained firm in Western Europe, L'ORÉAL's traditional market, strengthening the group's already very substantial positions.

New markets, which now represent around a fifth of total cosmetics sales, continued to advance at a rapid pace which underpins the overall growth of the group. For instance, Russia registered accelerated growth of +53% following an already dynamic increase in 2000. In addition, we achieved strong growth in China (+23%), Brazil (+29%), Thailand (+34%) and India (+23%), confirming the potential of these markets as future growth drivers.

In the last few years, the group has achieved a better balance of development across the range of product categories, across different retail channels and across geographical zones, creating an additional asset for the group when faced with fluctuating economic conditions.

Rapid integration of recent acquisitions

In the last couple of years the group has purchased several businesses, notably the American brands MATRIX, KIEHL'S, BIOMEDIC and CARSON, and the Brazilian brand COLORAMA. Each of these new businesses has been rapidly integrated and positioned within their respective Divisions. So, within months of its purchase, CARSON was coupled with SOFT SHEEN to create the leading brand worldwide for ethnic products, SOFT SHEEN.CARSON. Equally, COLORAMA was linked with MAYBELLINE and BIOMEDIC with LA ROCHE-POSAY. Already in 2001, and ahead of our initial objectives, the impact of these acquired businesses on the group's financial results is slightly positive.

Further improvement in profit margins

The group's strong organic growth has been accompanied by further improvement in margins. This arises both from the greater focus of international development on core strategic brands, which continue to generate economies of scale, and also from better management of inventories and industrial costs. Furthermore, margins in new markets have improved sharply, a process already undertaken last year.

Success from SANOFI-SYNTHÉLABO

SANOFI–SYNTHÉLABO again made an excellent contribution to L'ORÉAL's results (up by 44%), highlighting the dynamism and success of the company created when the two laboratories were merged.

A strengthened balance sheet

Finally, an already strong balance sheet has been reinforced by a significant reduction in L'ORÉAL's debt. The cash flow generated during the year has enabled the group to halve the value of its debt as a percentage of equity, to 12.6% by the year end.

A clear strategic vision for further years of strong growth

Dedication to a profession of enduring relevance

The concepts of beauty and of well-being have always been inseparably linked. To take care of one's appearance is not just to please others; it is also and probably primarily to please oneself, to feel comfortable and confident in one's relations with others.

A form of self-expression, the use of beauty products is not only a manifestation of personal liberty, it is also a sign of openness to others. This is doubtless why our profession, which has existed since the earliest societies, is constantly changing and re-inventing itself, enabling us to anticipate the future with confidence.

L'ORÉAL, the world leader in the sector, has devoted its activity almost exclusively to this fine profession, covering all its forms: care, style and colour for hair, care for the skin, make-up and perfume.

More recently, dermatology has enabled us to deepen our approach to skin research, while opening up the possibilities of a new profession that complements our traditional activities.

Staking our success on innovation and quality

Founded by a chemist, L'ORÉAL has, from the outset, chosen to base its success on technological innovation. Another manufacturer once wrote "I sell hope in a jar". On the contrary, we believe that it is only quality and innovation that can, over time, really satisfy consumers who are ever more demanding and increasingly diverse. A body of over 2,700 scientists testify to our commitment to this belief. Over and above this, by producing ourselves over 94% of the product ranges we sell, we recognise the part played by our own manufacturing sites in delivering overall quality.

Focus on a limited number of worldwide brands with diverse origins

The group's capacity to innovate is made available to a select number of brands, which all, in their own way, represent an activity with global reach.

After several years of concentration and merging, 14 brands make up over 92% of the group's cosmetic sales. But they no longer all have a French heritage. A second hub of global creativity has been established in New York, focussed on the brands RALPH LAUREN, REDKEN and MAYBELLINE, recently joined by MATRIX and KIEHL'S.

In 2002 another landmark will be achieved with the management of the Japanese brand SHU UEMURA, thus anticipating the creation of a 3rd creative hub in Tokyo.

Development of promising new reservoirs of growth

The cosmetics market has continued to grow in the developed countries by about 5% each year. In these countries, L'ORÉAL's target is to continue to win market share.

At the same time we are making substantial investments in many new markets to speed up the pace of present and future growth.

We now operate in 130 different countries, and are seeing our investments starting to pay off. Very strong growth rates in Asia outside Japan (17%), in Latin America (14%) and in Eastern Europe (21%) mean that we have high hopes for the coming years.

Organic growth as a core priority

Each year the L'ORÉAL teams set out to meet the objectives of strong organic growth coupled with steady improvement in margins. This proven business model is able to satisfy customers and employees alike, and to create value for our Shareholders. It is only possible to achieve this with a determined policy of improved industrial productivity, of controlled purchasing and of tightly managed non-productive overheads.

Our acquisitions are determined by an extremely selective policy. They are designed to supplement our growth by adding new brands with global potential, occupying promising market sectors where the group is not yet active, or by acquiring regionally strong brands. The purpose of this latter group is to be linked with or even absorbed into existing global brands to accelerate their international expansion.

Full involvement of company personnel

Our teams can only be mobilised to achieve high organic growth if employees are actively involved in and motivated by the corporate objective.

L'ORÉAL has a clear aim to enable company staff to benefit from the company's economic success. For example, a manual worker in France on an average salary of € 23,400 received a profit sharing bonus of € 3,950 in 2001.

Our "Worldwide Profit Sharing" programme is designed to gradually extend these benefits to all personnel worldwide. It will yield a payment equivalent to one week's additional salary for the results of 2001. We intend to raise this to over one month's additional salary in the 3 coming years, providing our profit targets are achieved. Moreover, the group's stock option plan now extends to over 2,500 of our managers, roughly a quarter of the management staff worldwide.

L'ORÉAL is also committed to ensuring that all its employees enjoy excellent working conditions.

A group respecting fundamental values

If growth is to be sustainable, it must be based both on a winning strategy and on a sincere awareness of our responsibilities to everyone who plays a part in the company and in its wider environment.

Respect for nature led L'ORÉAL to set itself ambitious targets over 10 years ago to limit the impact of its activities on the environment, in an industry which consumes relatively small amounts of natural resources.

Respect for men and women means that L'ORÉAL has centred its growth and corporate culture on strong ethical principles. These principles are set out in an ethical charter which has been issued to every one of our employees.

Respect for the community has led L'ORÉAL to take a large number of initiatives in cultural, humanitarian and scientific fields. The group's partnership with UNESCO is specifically aimed at promoting the role played by women in scientific research, and helping more women take up scientific careers worldwide.

Sustainable growth

A constantly growing market, advanced technologies, strong brands of global stature, and a good geographic and business sector balance. After 17 consecutive years of double-digit growth, we are paving the way for continuing and sustainable growth in future years.

We will strive to achieve this aim with all the women and men who work for L'ORÉAL. Our successes stem primarily from their enthusiasm and determination.

I wish to take this opportunity to thank them.

The quality of their commitment is the key to our confidence in the future.

Lindsay Owen-Jones
Chairman and Chief Executive Officer of L'Oréal

L'Oréal financial highlights

L'Oréal in 2001 (€ millions)

	2000	2001	Growth
[redacted]			+8.4%
[redacted]			+13.6%
[redacted]			+19.6%
[redacted]			+19.6%

(€)

Breakdown of 2001 consolidated cosmetics sales by division


54.4%
Consumer Products
4.9%
Active Cosmetics
13.5%
Professional Products
26.5%
Luxury Products

	€ millions	Growth
Consumer Products	7,282	+8.0%
Luxury Products	3,550	+4.9%
Professional Products	1,811	+19.3%
Active Cosmetics	653	+13.6%
Total cosmetics sales[1]	**13,394**	**+8.7%**

(1) - The difference between the total cosmetics sales and the combined total of the 4 divisions and department consists mainly of mail order sales.

Breakdown of 2001 consolidated cosmetics sales by geographic zone


49.1%
Western Europe
31.8%
North America
19.1%
Rest of the World

	€ millions	Growth
Western Europe	6,581	+5.6%
North America	4,257	+14.0%
Rest of the World	2,556	+8.8%
Total cosmetics sales	**13,394**	**+8.7%**

Adjusted operating profit[2] of the cosmetics branch by geographic zone (% of sales)

	2000	2001
Western Europe	13.6%	13.3%
North America	11.9%	12.3%
Rest of the World	5.7%	8.1%
Cosmetics total	**11.6%**	**12.0%**

(2) - Adjusted operating profit, i.e. including exchange gains and losses.

5-year investment in L'Oréal shares (in €)

Purchase of 50 shares on 31st December, 1996	14,894.50
Reinvestment of dividends	
Valuation at 28th December, 2001[3] (544 shares at € 80.90)	44,009.60

Capital invested multiplied by 2.95
Total Shareholder Return: 22.39% per year

(3) - There was a ten-for-one share split on 3rd July, 2000.

Group's profile

Founded nearly a century ago by the chemist Eugène Schueller, L'Oréal has consistently applied its policy of investing in research, ensuring that its products meet the highest possible standards of quality, safety and innovation. Today, the group contributes to the beauty of women and men all over the world, providing everyday solutions that enhance their sense of well-being.

Cosmetics

Professional Products Division



2001 was a year of strong growth (19.3%), driven by the dynamism of our colourant and highlight services, new haircare technologies and the new-look Tecni.art styling line.

Consolidated sales
€ 1.8 billion

Consumer Products Division



The Division performed well in 2001 with solid organic growth (7.2% like-for-like), profitability growth and further advances in market share, particularly in colourants and styling, which allow for a positive start to 2002.

Consolidated sales
€ 7.3 billion

Luxury Products Division



Faced with a difficult economic environment in 2001, the Division continued to win market share. There were a large number of successful innovative launches, and the Division also bolstered its position as world leader in perfumes.

Consolidated sales
€ 3.6 billion

Active Cosmetics Department



Number one in skincare and with a strong presence in Western Europe, the Active Cosmetics Department is continuing to grow by stepping up the pace of its international expansion.

Consolidated sales
€ 653 million

Dermatology


Differin
0,1%

Galderma, the L'Oréal/Nestlé joint venture in dermatology, ended 2001 with sales up by 11.3%. All the strategic brands showed good performances.

Total consolidated sales of Galderma
€ 584 million

Note for shareholders: If you wish to attend or be represented at the Annual General Meeting to be held on Wednesday, 29th May 2002 at UNESCO, 125, avenue de Suffren, 75007 Paris, France, you must contact your bank or stock broker no later than five days before the AGM to obtain either an entrance card or a proxy form. To receive the 2001 Annual Report, please write to the Director of International Financial Information, L'OREAL, 41, rue Martre, 92117 Clichy, France. Fax: +33 (0)1 47 56 86 42. You may also consult the Internet sites: http://www.cob.fr (section: SOPHIE) and www.loreal-finance.com. E-mail: info@loreal-finance.com. Tel: + 33 1 58 13 51 36

L'Oreal S.A.
12g3-2(b) application
Document # 23



L'ORÉAL

Notice to attend
2002

d) Notice to attend the Annual General Meeting May 13 2002

Contents

2001 Consolidated
Sales

€ 13,740 million
+ 8.4%

[illegible]

€ 1,229 million
+ 19.6%

[illegible]

€ 0.54
+ 22.7%

Board of Directors

Lindsay Owen-Jones
Chairman and Chief Executive Officer

Jean-Pierre Meyers
Director
Vice-Chairman
Member of the Audit Committee

Liliane Bettencourt
Director
Chairman of the Management and
Remuneration Committee

Françoise Bettencourt Meyers
Director

Peter Brabeck-Letmathe
Director

Francisco Castañer Basco
Director
Member of the Audit Committee

François Dalle
Director

Rainer E. Gut
Director
Member of the Management and
Remuneration Committee

Marc Ladreit de Lacharrière
Director

Olivier Lecerf
Director
Chairman of the Audit Committee

Édouard de Royère
Director
Member of the Management and
Remuneration Committee

Michel Somnolet
Director
Executive Vice-President
Administration and Finance

Guy Landon
Director (Up to 29th May 2001)

Management Committee

Lindsay Owen-Jones
Chairman and Chief Executive Officer

Béatrice Dautresme
Executive Vice-President
Strategic Business Development

Giorgio Galli
Executive Vice-President
Corporate Communications
and External Affairs

Jean-François Grollier
Executive Vice-President
Research and Development

Marcel Lafforgue
Executive Vice-President
Production and Technology

Jean-Jacques Lebel
President
Professional Products

Patrick Rabain
President
Consumer Products

Michel Somnolet
Executive Vice-President
Administration and Finance

François Vachey
Executive Vice-President
Human Resources

Gilles Weil
President
Luxury Products

Auditors

Pierre Coll

Étienne Jacquemin

Substitutes

Jean-Paul Picard

Étienne Boris

L'Oréal shareholders are hereby given notice to attend the Annual General Meeting of Shareholders to be held **at the headquarters of UNESCO at 125, avenue de Suffren, 75007 Paris, France, on Wednesday, 29th May 2002 from 10.15am to 12.45pm,** in order to deliberate on the following agenda and give a ruling on the draft resolutions indicated below, presented by the Board of Directors on the basis of the following explanatory memorandum:

Explanatory memorandum

The Board of Directors of L'Oréal S.A., which met on Tuesday, 26th March 2002, gives notice that the Annual General Meeting of Shareholders will be held at the headquarters of UNESCO at 125, avenue de Suffren, 75007 Paris, France, on Wednesday, 29th May 2002 from 10.15am to 12.45pm. The meeting will consist of two parts.

The Ordinary General Meeting

The object of the Meeting is to submit to the shareholders for approval the reports and the annual consolidated and parent company financial statements for 2001, to approve all the actions taken by the Board of Directors, to propose the allocation of income, to declare the dividend at an increased level with a payment date which has again been brought forward, to approve the agreements covered by the French Commercial code, and to declare the directors' fees.

This year the Board of Directors is proposing to the Meeting a substantially increased dividend with a payment date which has again been brought forward. The proposed net dividend is € 0.54 with a tax credit of € 0.27, representing an increase of 22.7%, and will be paid from Tuesday, 4th June 2002, four days ahead of the 2001 schedule.

The renewal of the terms of office of five directors will also be proposed: Mr Lindsay Owen-Jones, Mr Francisco Castañer Basco, Mr Marc Ladreit de Lacharrière, Mr Olivier Lecerf and Mr Michel Somnolet; together with the appointment of three new directors: Mr Jean-Louis Dumas, Mr Xavier Fontanet and Mr Franck Riboud, who are the Chairmen of Hermès, Essilor and Danone respectively. The appointment to the Board of Directors of three personalities from the international industrial world is intended to strengthen the Board of Directors and increase its independence.

The Meeting will finally be asked to renew the authorisation given to the company to buy back its own shares, if necessary, in accordance with the memorandum submitted to the Commission des Opérations de Bourse for approval, published in the press and on the L'Oréal Internet site, and available from L'Oréal.

The Extraordinary General Meeting

The Board of Directors will also propose to the Meeting that the articles of association should be modified to bring them into line with the new legal provisions, that is:

- the modification of articles 1, 7, 8, 9 and 10 and the introduction of a new article 11 to bring the articles of association into line with the provisions of French law no. 2001-420 of 15th May 2001 relating to New Economic Regulations, the application of the rule that two-thirds of directors must be under 70 years of age to the Chairman and the Chief Executive Officer, and the deferral of the automatic resignation stipulated in article 8 until the end of the following General Meeting;
- that following the insertion of the new article 11, the articles previously numbered 11, 12, 13, 14 and 15 should become articles 12, 13, 14, 15 and 16 of the articles of association of L'Oréal;
- the modification of the new article 12 to bring it into line with the provisions of French law no. 2001-420 of 15th May 2001 relating to New Economic Regulations, and to extend the double voting right to all non-French residents.

Agenda

- Approval of the 2001 parent company and consolidated financial statements and approval of all actions by the Board of Directors,
- Allocation of the income for 2001,
- Declaration of the dividend for 2001,
- Agreements covered by Article L. 225-40 of the French Commercial code,
- Renewal of the tenures of 5 directors,
- Appointment of 3 new directors,
- Declaration of directors' fees,
- Renewal of the authorisation given to the company to buy back its own shares,
- Modification of the articles of association,
- Powers for formalities.

Draft resolutions

submitted for approval to the Annual General Meeting
on 29th May 2002

Draft resolutions within the authority of the Ordinary General Meeting

First resolution

Approval of the 2001 financial statements

The Annual General Meeting (AGM), acting in accordance with the quorum and majority requirements for Ordinary General Meetings, and after hearing the management report of the Board of Directors and the reports of the Statutory Auditors for 2001, approves these reports in their entirety, and approves the annual consolidated financial statements for 2001 as closed by the Board of Directors and presented to the AGM.

Second resolution

Approval of the 2001 parent company financial statements and approval of all actions by the Board of Directors

The AGM, acting in accordance with the quorum and majority requirements for Ordinary General Meetings, and after hearing the Management report of the Board of Directors and the reports of the Statutory Auditors for 2001, approves these reports in their entirety, and approves the annual parent company financial statements indicating a net profit of € 875,273,738.96, compared with € 602,773,204.64 at 31st December 2000.

The AGM also approves various expenses and charges which are non-deductible from the taxable income, of which a report has been given.

It authorises the Board of Directors to commit expenses of this nature for the year 2002.

The AGM, acting in accordance with the quorum and majority requirements for Ordinary General Meetings, fully approves all the actions taken by the directors who have held office in 2001.

Third resolution

Allocation of the company's income for 2001

The AGM, acting in accordance with the quorum and majority requirements for Ordinary General Meetings, on the proposal of the Board of Directors, decides to appropriate the income for 2001, amounting to € 875,273,738.96, as follows:

	€
> No allocation to the legal reserve, which already represents one-tenth of the share capital	–
> to the *Special reserve of long-term net capital gains*	236,582,010.00
> 5% of the fully paid up capital, i.e. the entire capital, as first dividend	6,760,621.60
> the balance amounting to	631,931,107.36
> to which is added a deduction from the *Special reserve of long-term net capital gains* item amounting to	213,859,737.00
> leaving an available balance of	845,790,844.36
> an amount of will be allotted to shareholders as superdividend	358,312,944.80
> an amount of will be used to pay withholding tax	39,000,000.00
> the balance, that is will be allocated to the *Other reserves* account	448,477,899.56

Fourth resolution

Declaration of the dividend for 2001

The AGM, acting in accordance with the quorum and majority requirements for Ordinary General Meetings, declares the net dividend to be paid for each share as follows:

	€
> Dividend allocated for 2001	365,073,566.40
> That is a dividend paid per share of	0.54
> Tax already paid (tax credit)	0.27

The net dividend of € 365,073,566.40 will be paid to the 676,062,160 shares constituting the capital ranking from 1st January 2001, from the date set by the Board of Directors:

> for registered shares recorded on the company's share register, directly by Banque Nationale de Paris in its capacity as an authorised agent, depending on the mode of settlement indicated by the holders;

> for registered shares held in an administered account, and for bearer shares, by the authorised custodians to whom the management of these shares has been entrusted.

The AGM notes that the net dividends (in euro) paid for the last three years, and the corresponding tax credits, were as follows and relate to shares with a par value of FF 10 in 1998, € 2 in 1999 and € 0.20 in 2000:

Year	Number of shares	Net dividend (€)	Tax already paid (Tax credit) (€)	Total (€)
1998	67,606,216	2.82	1.41	4.23
1999	67,606,216	3.40	1.70	5.10
2000	676,062,160	0.44	0.22	0.66

In the event that, when dividends are paid on shares, the company holds some of its own shares, in accordance with legal requirements the income corresponding to the unpaid dividends resulting from these shares will be allocated to the *Ordinary reserve* account.

Fifth resolution

Agreements covered by article L. 225-40 of the French Commercial code

The AGM acknowledges that it has been presented with the findings of the report made by the Statutory Auditors on agreements covered by article L. 225-40 of the French Commercial code. Acting in accordance with the quorum and majority requirements for Ordinary General Meetings, the AGM approves the said agreements.

Sixth resolution

Renewal of the tenure as director of Mr Lindsay OWEN-JONES

The AGM, acting in accordance with the quorum and majority requirements for Ordinary General Meetings, and in accordance with the provisions of article 8 of the articles of association, renews the tenure as director of Mr Lindsay OWEN-JONES for a statutory period of 4 years.

The tenure as director of Mr Lindsay OWEN-JONES will expire at the end of the Ordinary General Meeting to be held in 2006 to review the financial statements of the year ending 31st December 2005.

Seventh resolution

Renewal of the tenure as director of Mr Francisco CASTAÑER BASCO

The AGM, acting in accordance with the quorum and majority requirements for Ordinary General Meetings, and in accordance with the provisions of article 8 of the articles of association, renews the tenure as director of Mr Francisco CASTAÑER BASCO for a statutory period of 4 years.

The tenure as director of Mr Francisco CASTAÑER BASCO will expire at the end of the Ordinary General Meeting to be held in 2006 to review the financial statements of the year ending 31st December 2005.

Eighth resolution

Renewal of the tenure as director of Mr Marc LADREIT DE LACHARRIÈRE

The AGM, acting in accordance with the quorum and majority requirements for Ordinary General Meetings, and in accordance with the provisions of article 8 of the articles of association, renews the tenure as director of Mr Marc LADREIT DE LACHARRIÈRE for a statutory period of 4 years.

The tenure as director of Mr Marc LADREIT DE LACHARRIÈRE will expire at the end of the Ordinary General Meeting to be held in 2006 to review the financial statements of the year ending 31st December 2005.

Ninth resolution

Renewal of the tenure as director of Mr Olivier LECERF

The AGM, acting in accordance with the quorum and majority requirements for Ordinary General Meetings, and in accordance with the provisions of article 8 of the articles of association, renews the tenure as director of Mr Olivier LECERF for a statutory period of 4 years.

The tenure as director of Mr Olivier LECERF will expire at the end of the Ordinary General Meeting to be held in 2006 to review the financial statements of the year ending 31st December 2005.

Tenth resolution

Renewal of the tenure as director of Mr Michel SOMNOLET

The AGM, acting in accordance with the quorum and majority requirements for Ordinary General Meetings, and in accordance with the provisions of article 8 of the articles of association, renews the tenure as director of Mr Michel SOMNOLET for a statutory period of 4 years.

The tenure as director of Mr Michel SOMNOLET will expire at the end of the Ordinary General Meeting to be held in 2006 to review the financial statements of the year ending 31st December 2005.

Eleventh resolution

Appointment as director of Mr Jean-Louis DUMAS

The AGM, acting in accordance with the quorum and majority requirements for Ordinary General Meetings, decides to appoint Mr Jean-Louis DUMAS as director for a statutory period of 4 years, which will expire at the Ordinary General Meeting to be held in 2006 to review the financial statements of the year ending 31st December 2005.

Twelfth resolution

Appointment as director of Mr Xavier FONTANET

The AGM, acting in accordance with the quorum and majority requirements for Ordinary General Meetings, decides to appoint Mr Xavier FONTANET as director for a statutory period of 4 years, which will expire at the Ordinary General Meeting to be held in 2006 to review the financial statements of the year ending 31st December 2005.

Thirteenth resolution

Appointment as director of Mr Franck RIBOUD

The AGM, acting in accordance with the quorum and majority requirements for Ordinary General Meetings, decides to appoint Mr Franck RIBOUD as director for a statutory period of 4 years, which will expire at the Ordinary General Meeting to be held in 2006 to review the financial statements of the year ending 31st December 2005.

Fourteenth resolution

Declaration of directors' fees

The AGM, acting in accordance with the quorum and majority requirements for Ordinary General Meetings:

> *allocates to the Board of Directors as annual directors' fees a total* maximum sum of € 810,000, until such time as it makes a new decision in this respect;

> agrees that the Board of Directors should determine the distribution and the payment date of the said directors' fees.

Fifteenth resolution

Renewal of the authorisation given to the company to buy back its own shares

The AGM, acting in accordance with the quorum and majority requirements for Ordinary General Meetings, and having noted the report of the Board of Directors and the memorandum approved by the Commission des Opérations de Bourse, authorises the Board of Directors to trade in the company's shares on the stock exchange or otherwise, in accordance with the requirements of articles L. 225-209 et seq. of the French Commercial code, and subject to the following conditions:

> the purchase price per share may not be greater than € 120,

> the selling price per share may not be less than € 60,

> the number of shares to be bought by the company may not exceed 6% of the number of shares forming the capital, that is 40,563,729 shares for a maximum amount of € 4.87 billion.

In the event of any operations affecting the company's capital, particularly in the event of a capital increase by incorporation of reserves and allotment of bonus shares, and in the event either of a stock split or a reverse stock split, the amounts indicated above will be arithmetically adjusted in the proportion required by the variation in the total number of shares determined by the operation.

The operations carried out in application of this authorisation may take the form of transactions relating to blocks of shares or to derivatives.

This authorisation is intended to enable the company to use these shares for the following purposes:

> the purchase and holding of the shares acquired in order that they may be exchanged subsequently with third parties in connection with external growth operations, or with any subscribers of bonds which are redeemable in shares or exchangeable for shares, if the issue of such bonds was decided on by an Extraordinary General Meeting of the company;

> purchases and sales depending on market situations;

> stabilisation of the share price by systematic intervention to correct a market trend.

Any of its own shares held by the company may be cancelled by a reduction of capital up to the limits set by law, in application of the provisions of the fourteenth resolution of the General Meeting of Shareholders held on 1st June 1999.

This authorisation is granted for a maximum period of eighteen months, and in any case expires on the date of the Ordinary General Meeting called to review the financial statements of the year ending 31st December 2002.

The AGM confers to the Board of Directors all powers, with the possibility of delegation, to issue all stock market orders, conclude all agreements, establish all documents, particularly for information purposes, carry out all formalities and make all declarations to all organisations and in general to take all actions that are necessary.

Draft resolutions within the authority of the Extraordinary General Meeting

Sixteenth resolution

Modification of articles of association

The AGM, acting in accordance with the quorum and majority requirements for Extraordinary General Meetings, and after noting the report of the Board of Directors, decides:

1°) to modify articles 1, 7, 8, 9 and 10 of the articles of association currently in force and to introduce a new article 11 in order to bring the articles of association of L'Oréal S.A. into line with the provisions of French law no. 2001-420 of 15th May 2001 relating to New Economic Regulations, to apply the rule that two-thirds of directors must be under 70 years of age to the Chairman and the Chief Executive Officer, and to defer the automatic resignation stipulated in article 8 until the end of the following General Meeting.

The articles are now worded as follows:

Article one

Legal form

There exists, between the owners of the shares forming the share capital as indicated in article 6 below, and of all the shares that may be subsequently created, a "Société Anonyme" (the "company").

Article 7

Shares

The company is entitled, subject to the legal and statutory requirements in force, to ask at any time, in exchange for remuneration at its expense, the organisation in charge of clearing the securities to indicate, as the case may be, the name or company name, the nationality, the year of birth or year of incorporation and the address of holders of shares which immediately or ultimately confer on them a voting right in its own Shareholder Meetings, and the type of securities held by them, and if applicable the restrictions which may apply to the securities.

Any holder, whether direct or indirect, of a fraction of the company's share capital equal to 1%, or a multiple of this percentage lower than 5%, is required to inform the company within a period of fifteen days in the event that these thresholds have been passed in either direction.

If not disclosed in accordance with the conditions stipulated by law or by the articles of association, shares exceeding the fraction which should have been disclosed are deprived of voting rights at Shareholder Meetings, in accordance with the conditions stipulated in the French Commercial code, if during a Meeting the failure to disclose is noted, and if one or more shareholders together holding at least 5% of the share capital so request during the Meeting.

Securities may be transmitted freely inter vivos or by devolution on death.

For all Meetings, the voting right is held by the usufructuary.

All shares that compose or will compose the share capital will be placed on an equal footing with each other at all times as regards tax charges, so that the shares, without distinction, give entitlement to payment of the same net sum in any payment or reimbursement made for the duration of the company or on its liquidation. This will apply in particular to all tax deductions, even if the tax base and the amount are not the same for all shares; in this case, the deduction must be applied to all shares without distinction for the same amount.

Whenever it is necessary to own several shares in order to exercise any right, single shares or a number of shares below the required number give no rights to their owners against the company, as shareholders should in this case make it their business to group together the necessary number of shares.

Article 8

Board of Directors

The company is administered by a Board of Directors consisting of at least three members and at most eighteen members; no more than two-thirds of the Board members must be over 70 years of age.

The term of office of each director is 4 years.

If the number of directors of over 70 years of age is greater than one-third of the directors in office, the oldest director is automatically deemed to have resigned; his tenure will expire at the end of the next Ordinary General Meeting, unless the said Meeting appoints one or more directors, so that the requirement stipulated above is met.

If the number of directors on the Board is equal to the maximum stipulated by law or by the articles of association, the limit on the number of directors aged over 70 will be determined after the replacement of the director(s) deemed to have resigned, and they must be replaced within a period of three months from the date of resignation.

Each director must own five shares in the company.

Article 9

Deliberations of the Board of Directors

§1 – The Board of Directors appoints from amongst its members a Chairman, who is a natural person, who may be elected for the whole period of his tenure as director, and who may be re-elected indefinitely, subject to the application of the cases of tenure termination stipulated by the French Commercial code and the application of the age limit set below.

The Chairman must be no more than 65 years old. He must cease to carry out his duties at the end of the Ordinary General Meeting to be held to review the financial statements of the year in which he reaches his 65th birthday.

However, the Board may renew or extend his tenure for one or two periods of a maximum of three years each, with the final date for cessation of duties being in all cases the end of the Ordinary General Meeting to be held to review the financial statements of the year in which he reaches his 71st birthday.

The Board may also designate a Secretary, who is not necessarily a director or a shareholder.

§2 – The Board of Directors meets when convened by its Chairman as often as this is deemed necessary in the interest of the company.

Board meetings are held either at the registered office or at any other place indicated by the author(s) of the notice to attend.

Notices to attend Meetings may be issued by any means and may even be issued verbally.

In accordance with legal and statutory provisions and subject to the limitations stipulated by these provisions, directors participating in Board meetings by means of videoconference facilities are deemed to be present for the purpose of quorum and majority calculations.

Sessions are held under the chairmanship of the Chairman of the Board of Directors. If the Chairman is absent, the session is directed by the director specially elected for this purpose by the Board members present at the meeting; if the votes are equal for this election, the session is chaired by the oldest of the candidates.

Article 10

Powers of the Board of Directors and of the Chairman

§1 – The Board of Directors determines the directions towards which the company's operations must be aimed, and ensures that these directions are followed.

Subject to the powers expressly allocated to the Shareholder Meetings and within the limitations of the object of the company, the Board deals with all questions relating to the satisfactory operation of the company and by its deliberations settles issues relating to the company.

The Board of Directors carries out the controls and verifications it deems appropriate.

Each director must receive the necessary information to enable him to carry out his duties, and may request the communication of all documents he considers to be useful.

The Board constitutes the Bureau of the Board of Directors.

§2 – The Chairman of the Board of Directors represents the Board of Directors. He organises and directs the deliberations of the Board, reports on these deliberations to the General Meeting and implements its decisions. He ensures that the various agencies of the company are operating satisfactorily, and that directors are in a position to carry out their duties.

Article 11

General Management

§1 – In accordance with legal provisions, the General Management of the company is assumed, under its responsibility, either by the Chairman of the Board of Directors, or by another natural person appointed by the Board of Directors and bearing the title of Chief Executive Officer.

The choice between these two modes of exercising General Management is made by the Board of Directors each time a Chairman of the Board of Directors or a Chief Executive Officer is appointed or has his tenure renewed. The Board of Directors must inform shareholders and third parties of this choice in accordance with the statutory provisions.

The choice of the Board of Directors concerning the mode of exercise of the General Management is made on the basis of a majority vote of the directors present or represented.

Changing the mode of exercise of the General Management does not involve a modification of the articles of association.

§2 – Depending on the choice made by the Board of Directors in accordance with the provisions of § 1 above, the General Management is carried out either by the Chairman, or by a natural person, appointed by the Board of Directors and bearing the title of Chief Executive Officer.

§3 – The Chief Executive Officer is granted the most extensive powers to act in all circumstances on behalf of the company. He exercises these powers within the limitations of the object of the company, and subject to the powers expressly granted by law to Shareholder Meetings.

The Chief Executive Officer represents the company in its relations with third parties. The company is bound even by actions of the Chief Executive Officer which are outside the object of the company, unless the company can prove that the third party was aware that the action was outside the object of the company, or that the third party could not be unaware of this in view of the circumstances, it being stated however that the mere publication of the articles of association does not constitute such proof.

§4 – On the proposal of the Chief Executive Officer, whether this office is assumed by the Chairman of the Board of Directors or by another person, the Board of Directors may appoint one or more natural persons in charge of assisting the Chief Executive Officer, with the title of Deputy Chief Executive Officer.

In agreement with the Chief Executive Officer, the Board of Directors determines the extent and duration of the powers granted to the Deputy Chief Executive Officers.

2°) that following the insertion of a new article 11, the articles previously numbered as articles 11, 12, 13, 14 and 15 are now numbered as articles 12, 13, 14, 15 and 16 of the articles of association of L'Oréal;

3°) to modify the new article 12 to bring it into line with French law no. 2001-420 of 15th May 2001, relating to the New Economic Regulations, and to extend the benefit of double voting rights to all non-French residents;

Its wording is now as follows:

Article 12

General Rules

The shareholders gather each year at the Ordinary General Meeting to be held within six months of the end of the fiscal year.

The Ordinary General Meeting may furthermore be convened in extraordinary circumstances.

The Extraordinary General Meeting is convened when it is necessary to modify the articles of association.

All Meetings are held either at the registered office, or at any other place in the same administrative department, or at the administrative headquarters in Clichy (Hauts-de-Seine, France), 41, rue Martre, on the day and time, and in the place indicated in the notice to attend.

Notices to attend are issued by an announcement inserted both in one of the publications authorised to carry legal announcements in the administrative department of the registered office and in the Bulletin des Annonces Légales Obligatoires (B.A.L.O.), with prior notification to the Commission des Opérations de Bourse (C.O.B.).

If the Board of Directors so decides when the Meeting is called, public coverage of the whole of the Meeting by videoconference or by any other telecommunication or remote transmission means including the Internet is authorised. If this decision is taken, it is communicated in the meeting notice published in the Bulletin des Annonces Légales Obligatoires (B.A.L.O.).

Shareholders holding registered shares are given notice to attend by a letter sent by post, which is registered if they so request and if they advance the corresponding cost.

Shareholders may vote by mail in accordance with the conditions stipulated by law; shareholders who use the official form for this purpose within the required time period are placed on an equal footing with shareholders present or represented.

If the Board of Directors so decides when the Meeting is called, any shareholder may take part in the Meeting by videoconference or by any other telecommunication or remote transmission means including the Internet, in the conditions stipulated by the applicable regulations at the time it is used. If this decision is taken, it is communicated in the meeting notice published in the Bulletin des Annonces Légales Obligatoires (B.A.L.O.).

The right to take part in the Meetings is conditional on holders of registered shares being shareholders of record at least five days before the Meeting, and on holders of bearer shares submitting at least five days before the Meeting, at the places indicated in the notice to attend, a certificate from an authorised custodian, stipulating that the bearer shares will remain in a blocked account up to the date of the Meeting.

The General Meeting is chaired by the Chairman of the Board of Directors, or by a director delegated for this purpose by the Board of Directors, if the notice to attend is issued by the Board, or failing this by a person designated by the General Meeting.

A register of attendance is kept to which are appended as annexes the powers granted to the proxies, and the forms, if any, for voting by mail.

Each member of the Meeting has as many votes as the number of shares he owns or represents without limitation. The proxy of a shareholder can cast the votes of the shareholder he represents in the same conditions.

However, a double voting right is conferred on all paid-up shares registered for at least two years in the name of the same shareholder.

Furthermore, in the event of a capital increase by capitalisation of reserves, profits or issue premiums, a double voting right will be conferred, immediately on issue on registered shares allocated as a bonus to a shareholder because of existing shares for which the shareholder is entitled to the same right.

The double voting right is terminated as of right for any share having been converted into a bearer share or transferred. The new owner recovers the double voting right only once the share has been registered in the new shareholder's name for two years. However, the time period is not interrupted, and the acquired right is maintained when the transfer is from a registered owner to a registered owner as a result of a succession to an intestate estate or a testamentary succession, of division of community of property between spouses, of donation inter vivos benefitting a spouse or a person with a degree of relationship which entitles to inherit.

The regularly constituted General Meeting represents the shareholders in their entirety; its deliberations, carried out in accordance with legal requirements and with the articles of association, are binding on all the shareholders, even if shareholders are absent, dissenting or incapacitated.

Seventeenth resolution

Powers for formalities

The General Meeting gives all powers to a bearer of a copy or extract of this report to carry out all legal or administrative formalities, and to carry out all registrations and announcements stipulated by the laws in force.

The Board of Directors of L'Oréal S.A.

Five – year financial summary

L'Oréal S.A. (excluding subsidiaries)

(in € million, except Net income, in €)	2001	2000	1999	1998	1997
I. Financial position at end of financial year					
a) Share capital	135.2	135.2	135.2	103.1	103.1
b) Number of shares and investment certificates issued	676,062,160	676,062,160 (1)	67,606,216	67,606,216	67,606,216
c) Number of convertible bonds	0	0	0	0	0
II. Overall result of operations					
a) Net sales	1,481.8	1,269.7	1,148.0	1,083.5	971.2
b) Pre-tax profit before depreciation, provisions and reversals of provisions (including provision for investment and profit-sharing provision)	1,064.5	808.3	727.3	663.6	459.5
c) Corporate tax	81.1	59.2	57.1	48.3	34.6
d) Net profit	875.3	602.8	494.2	549.0	589.1
e) Amount of profits distributed	365.1	297.5	229.9	190.7	164.9
III. Result of operations per share or investment certificate					
a) Profit after tax and profit-sharing, but before depreciation and provisions	1.44	1.09	9.77	8.94	6.15
b) Net profit	1.29	0.89	7.31	8.12	8.71
c) Dividend paid on each share and investment certificate (not including tax credit)	0.54	0.44	3.40	2.82 (2)	2.44 (2)
IV. Personnel					
a) Number of employees	5,397	5,135	4,708	4,595	4,414
b) Total salaries	282.1	251.3	229.7	218.1	206.5
c) Amount paid for welfare benefits (Social security, provident schemes, etc.)	110.1	100.0	89.4	84.9	78.9

(1) The share capital comprises 676,062,160 shares with a par value of € 0.2, following the ten-for-one share split decided on by the Extraordinary General Meeting of 30th May 2000.
(2) The dividend was FF 16 and FF 18.5 respectively for 1997 and 1998.

Conditions of registration for the Annual General Meeting

If you wish to attend the L'Oréal Annual General Meeting

Only shareholders having first provided proof of their shareholder status will be admitted to the AGM, and no shareholder may be accompanied when attending the AGM. The shareholder must have in his possession an entrance card and a document proving his identity.

> Holders of registered shares are given notice to attend directly by the company by mail.

To receive the entrance card, the registered shareholder must be a shareholder of record on the register of BNP Paribas, the manager of the L'Oréal Securities Services, at least five days before the date of the AGM.

> Holders of bearer shares are given notice to attend by the custodian of their shares.

To receive the entrance card, the bearer shareholder must, at least five days before the AGM, request from the custodian of his shares a certificate to the effect that the said shares are placed in a blocked account until the date of the AGM.

If you are unable to attend the L'Oréal Annual General Meeting

A shareholder unable to attend the AGM may cast his vote. He may choose from the following possibilities: to be represented by another shareholder or by his spouse, to cast a postal vote, or to send a proxy form to the Chairman.

To do so, he must return to BNP Paribas, at least three days before the AGM, the postal vote form or proxy form sent to him either directly (if he is a registered shareholder) or at his request (if he is a bearer shareholder).

The certificate and the form must be sent by the financial intermediary to the head office or a branch of the following financial institutions:

BNP Paribas, 16, boulevard des Italiens, 75009 Paris, France;

Crédit Lyonnais, 19, boulevard des Italiens, 75009 Paris, France;

Société Générale, 50, boulevard Haussmann, 75009 Paris, France;

Crédit Agricole Indosuez, 9, quai du Président-Paul-Doumer, 92920 Paris-la-Défense, France.

It is hereby stated, in accordance with legal requirements, that:

> requests for forms must be received by L'Oréal headquarters (International Financial Information Department) or by BNP Paribas Securities Services, at 75450 Paris Cedex 09 – France or by BNP Paribas Securities Services, Collines de L'Arche, GIS-Emetteurs Assemblées, 92057 Paris-La-Défense Cedex – France, no later than six days before the AGM;

> the duly completed form must be received at L'Oréal headquarters or at BNP Paribas Securities Services, no later than three days before the AGM;

> holders of bearer shares must enclose with the form a certificate issued by the financial institution which is the custodian of the shares, proving that they are in a blocked account;

> shareholders having cast a postal vote will not subsequently be allowed to participate in the AGM directly, or to be represented by another person at the AGM;

> requests for inclusion of proposed resolutions in the agendas by shareholders fulfilling the conditions stipulated in article 128 of the Decree of 23rd March 1967 must, in accordance with legal requirements, be sent to the registered office, by registered letter with proof of delivery, within a period of ten days from the publication of this notice.

L'Oréal Annual General Meeting of Shareholders
Wednesday 29th May 2002
from 10.15am to 12.45pm
at UNESCO
125 avenue de Suffren, 75007 Paris, France


Avenue C. Risler
Avenue de la Motte-Picquet
École-Militaire
Avenue de Tourville
École militaire
Avenue de Lowendal
Place de Fontenoy
Avenue Duquesne
Avenue de Ségur
UNESCO
125
La Motte-Picquet-Grenelle
Boulevard de Grenelle
Cambronne
Avenue de Suffren
Ségur
Avenue de Saxe

L'ORÉAL

Incorporated in France
as a "Société anonyme"
with registered capital of € 135,212,432
R.C. Paris B 632 012 100

Headquarters:
41, rue Martre
92117 Clichy - France

Registered Office:
14, rue Royale
75008 Paris - France

L'Oreal S.A.
12g3-2(b) application
Document # 24

f) Letter to Shareholders n°21
July 2002

L'ORÉAL

JULY 2002 NUMBER TWENTY ONE

LETTER TO SHAREHOLDERS

Strong sales growth in 1st half of 2002

Up 8.6% like-for-like

The consolidated sales of L'ORÉAL in the period to 30th of June 2002 amounted to €7.4 billion.

Consolidated sales grew 5.6% compared with the same period in 2001. Based on identical structure and exchange rates, the like-for-like growth is +8.6%.

Currency fluctuations had a negative impact of 2.5% up to end of June 2002. Up to the end of March, they had a positive impact of 1.3%.

The net impact of structural changes was –0.5% at end of June, primarily due to the sale of LANVIN in 2001.

Sales advanced in the group's two main branches as follows:

	consolidated figures	like-for-like figures
> Cosmetics	+6.1%	+8.4%
> Dermatology	+12.9%	+16.5%
> Total (1)	+5.6%	+8.6%

In his comments on the above performances, Mr Lindsay Owen-Jones, Chairman and Chief Executive Officer of L'ORÉAL, pointed out that "the considerable fluctuations in exchange rates are expected to continue in the second half of the year. Nevertheless, the combination of strong organic growth, the continued improvement in margins and the currency hedging policy should allow L'ORÉAL to remain on-track with its initial results targets".

(1) Including "Other businesses".

Report on the General Meeting of 29th May 2002

The Annual General Meeting of L'ORÉAL was held at UNESCO on 29th May 2002 under the chairmanship of Mr Lindsay Owen-Jones. The AGM approved the parent company and consolidated financial statements for 2001, which showed that double-digit growth had been achieved for the 17th consecutive year. After verifying the conditions under which the AGM had been convened, and noting that the quorum was easily established at 65.08% and that 1,626 shareholders were present, the Chairman Mr Owen-Jones opened the Meeting.



Mr Lindsay Owen-Jones addressed the shareholders to remind them of the group's leading position:



> "We have invested in new markets to create our infrastructure and our commercial and industrial presence. Today our businesses are expanding rapidly in these 'new growth driver' countries."

> "A cosmetics product not only makes people more attractive. It also generates a sense of well-being. I believe that L'ORÉAL products make people feel more at ease with themselves, and this is one reason why our markets simply keep on growing."

> "Our factories are an extension of our ability to make innovative high-quality products. They are an integral part of our technological effort. We make more than 94% of what we sell."

> "After many years of merging, selecting and in some cases selling off businesses, 14 brands now account for 92% of our sales. I believe this is a unique achievement for a consumer goods company."

> "The 'Rest of the world' zone represents millions of consumers. Tapping into this inexhaustible reservoir boosts our long-term growth targets."

> "In a very short-term perspective, the 1st quarter figures are extremely promising. We are confident about overall prospects for 2002 as a whole, which should be a year of double-digit earnings growth."

2001 track record

Mr Michel Somnolet, Executive Vice-President, Administration and Finance, reminded shareholders of the group's achievements in 2001:

Consolidated group sales

(in millions of euros)


13,740
12,671
10,751
+8.4%
+17.9%
+12.1%
1999
2000
2001

Growth based on consolidated figures **+8.4%**

Exchange rate impact **-0.3%**

Growth excluding exchange rate impact **+8.7%**

External growth impact **+1.6%**

Results

(in millions of euros)	2001	Growth
> Consolidated sales	13,740	+8.4%
> Adjusted operating profit (1)	1,669	+12.7%
> Pre-tax profit of fully consolidated companies	1,502	+13.6%
> Net profit before capital gains and losses and minority interests of fully consolidated companies	966	+15.9%
> Share of net profit before capital gains and losses and minority interests of equity affiliates	270	+34.9%
> Net profit before capital gains and losses and after minority interests	1,229	+19.6%
> Earnings per share (in €)	1.82	+19.6%
> Net dividend (in €)	0.54	+22.7%

(1) That is including exchange gains and losses.

"Sales amounted to €13.7 billion, compared with €12.7 billion in 2000, an increase of 8.4%. This latest performance is far higher than the 3.9% estimated growth rate of the global market."

"The growth in adjusted operating profit, which includes exchange gains and losses, was 12.7%, considerably more than the growth in sales. Operating margin thus rose from 11.7% of sales in 2000 to 12.1% in 2001."

"The group share of net profit before capital gains and losses and minority interests of equity affiliates amounted to €270 million, up by 35%. This figure mainly reflects our investment in SANOFI-SYNTHÉLABO. Overall, the net profit before capital gains and losses and after minority interests, which forms the basis for calculating earnings per share, amounted to €1.229 billion, up by 19.6%."

A journey back through time to meet the Pharaohs

By inviting its shareholders to watch the screening of a film on research, a subject held dear to the group, L'ORÉAL offered them the chance to journey back through time to experience Egypt as it was 4,000 years ago.

Researchers at L'ORÉAL and C2RMF have discovered that the make-up products prepared by Egyptian cosmetologists during the reign of the Pharaohs contained complex substances. Their findings highlighted the use of artificially-produced white powders which had therapeutic uses and were combined with black powders, to produce cosmetics endowed with aesthetic, medicinal and religious properties.

On the basis of lists of ingredients and recipes described by the Greek Plutarch and represented on the walls of the Edfu and Philae temples, researchers have pieced together the scents of ancient Egypt and have reconstituted the legendary fragrance known as Kyphi.

For L'ORÉAL, this research has a deep significance: it signals a return to the very sources of the cosmetics industry and it demonstrates the universality and essential role played by cosmetics since the beginning of civilisation. And who knows, by brushing the dust off history, the fragrances of the past might just lead the way to new trends.

Shareholders' views

Mr Lindsay Owen-Jones answers shareholders' questions:

Questions put by the ADAM (Association for the Defence of Minority Shareholders) concerning the allocation and exercise of stock options

> Could the group make a commitment that it will not allocate new stock options to persons who have not exercised all the options they were previously allocated?

Mr Lindsay Owen-Jones:

I have to say no, we cannot make a commitment of this kind. We issue options for periods that range from 5 to 10 years. In tax terms, it is extremely advantageous to keep them for 5 or 6 years. We cannot refuse to give other options to someone if he does not exercise them until 6 years have elapsed. I understand the idea behind your question, but the fact is that some companies have taken advantage of a spectacular fall in a share price to issue more options to employees. This does not apply to us, but I do not think that we can commit ourselves to only issuing options at 6-year intervals.

> Can the Board make a commitment that the exercise price will not give rise to any losses for the company or its shareholders?

Mr Lindsay Owen-Jones:

This is clearly the case, as for some time now we have not applied a discount in setting the price of stock options: it is the higher of either the average of the share prices of the last 20 days of trading, or of the buying prices. As a result, we sometimes make small involuntary profits as in many cases the price of the shares is a little higher than the price we paid to buy them.

Mr Owen-Jones concluded by reading out a message from Mrs Neuville, President of the ADAM: "We welcome the solidity of the results achieved by the company and the clarity of the information provided to the shareholders."

Dividend

> How do you explain the fact that the dividend has increased by a factor 4.5, while over the same period market capitalisation rose by a factor of 8?

Investment in L'ORÉAL shares over 5 years[1]

Purchase of 50 shares on 31st Dec. 1996	€14,894.50
Reinvestment of dividends	
Valuation on 31st Dec. 2001	€44,009.60
(544 shares at €80.90)	
Invested capital multiplied by 2.95	
Total shareholder return (TSR): 22.4%	

(1) There was a ten-for-one share split on 3rd July 2000.

Mr Lindsay Owen-Jones:

Ever since I began presenting the financial statements, I can assure you that each year the dividend has increased at a higher rate than profit, and that the pay-out ratio has never stopped growing. When there is an increase in the pay-out ratio (which represents the percentage of profits paid as dividend), this means that dividend is growing faster than profit. We have increased our pay-out ratio from 24% to almost 30% in the space of 5 years. The more profit L'ORÉAL makes, the higher the dividend, and the more the share price rises.

Share price

> How do you explain the fact that the share price has been stagnating between €76 and €88 for more than one year?

Mr Lindsay Owen-Jones:

We must be objective and recognise that share prices also reflect a wider context. When the last AGM was held exactly one year ago, the share price was almost identical to the closing price yesterday, but I would remind you that over the same period the CAC 40 index has fallen by 22%. Over the last two years, our share price has risen by 5%, while the CAC 40 index has declined by 30%. You cannot assess the value of a share without looking at the value of all the indices. It is not just a few companies' share prices which have collapsed, it is the whole valuation of stock market assets that has been called into question, quite simply because the risk factor of industry has been judged to be greater than investing in treasury bonds over the past two years. Meanwhile, the profits of L'ORÉAL increased by 25% in 2000 and 20% in 2001, and I believe it is only a matter of time before the share price trend moves upwards. If we look at the track record of the L'ORÉAL share, the tendency has always been for a sharp rise to be followed by a period of levelling off.

L'ORÉAL share progresses in stages

From 1996 to 2002


100
80
60
40
20
0
01/01/96
01/01/97
01/01/98
01/01/99
01/01/00
01/01/01
01/01/02

SANOFI-SYNTHÉLABO

> Although the contribution made by SANOFI-SYNTHÉLABO to the group's results is very substantial, do you not think that a withdrawal would be more in line with L'ORÉAL's stategy of focussing on its core business?

L'ORÉAL interest in SANOFI-SYNTHELABO

(in millions of euros)	Cumulative amount invested	Market value
> 12/31/1986	71.14	144.46
> 12/31/1987	77.72	95.26
> 12/31/1988	99.24	182.38
> 12/31/1989	102.21	184.14
> 12/31/1990	106.70	251.88
> 12/31/1991	111.83	422.52
> 12/31/1992	389.40	442.35
> 12/31/1993	443.54	948.83
> 12/31/1994	444.75	874.92
> 12/31/1995	480.70	1,279.21
> 12/31/1996	480.70	2,339.06
> 12/31/1997	480.70	3,135.52
> 12/31/1998	480.70	4,932.75
> 12/31/1999	512.85	5,913.32
> 12/31/2000	512.85	10,155.93
> 12/31/2001	512.85	11,986.85

Mr Lindsay Owen-Jones:

When I look at the value of L'ORÉAL's stake in SANOFI-SYNTHÉLABO, which has increased from €144 million in 1986 to €11.9 billion today, I am tempted to reply that up to now we have been delighted to have one and only one element of diversification in our financial statements, making an outstanding contribution to the steady profitability of L'ORÉAL. There is nothing unreasonable in my view about a company which makes 97% of its sales in its core business having an investment in another company, thereby helping to stabilise profit and generating synergies between different business lines.

The Board of Directors

> By presenting three independent personalities for election to the Board of Directors, L'ORÉAL has demonstrated its determination to ensure openness towards all its shareholders. The presence of the new directors can only enhance the existing Board, and make it more cohesive.

Mr Lindsay Owen-Jones:

I would like to thank you for making this remark about the Board of Directors, and I wish to take this opportunity of restating our position in this matter. By proposing the election of three new independent directors, our intention was of course to increase the competence and independence of the Board of Directors. But for the Board it is also a matter of responding to the call from individual shareholders for better representation on the Board. This move represents a more formal recognition of this situation.

Ethnic products

> Does the market for ethnic products represent a high potential niche for L'ORÉAL or is it considered to be the market of the future?



Dark and Lovely

Mr Lindsay Owen-Jones:

We do not simply regard our activities in ethnic markets as niche activities. This market presents us with an absolutely fascinating technical challenge. We have already created the first research centre in the world dedicated to ethnic products, because we are convinced that it is not enough to simply be number one in the United States, we must achieve the same standing on the African continent. The merger of CARSON, the undisputed leader in South Africa and several other African countries, with SOFT SHEEN demonstrates our will to develop this market on a global level.

Today, we are number one in Africa for these specialised products. For the time being, the market does not present major scope because the level of solvency of Africans is still very low, but we retain the hope that in the years to come the Africans will be wealthier and I can assure you that if this is the case, L'ORÉAL will be admirably positioned. This is what I call a long-term investment, which does not provide major improvements to margins to begin with, but which, in the medium term, will prove to be very promising indeed.

Three product success stories

What is the secret behind L'ORÉAL's success? It is the story of a whole host of successful adventures, each as unique and original as the next. At the heart of this success are the specific methods employed by the group, i.e. continuous research into technological innovations, a dynamic marketing approach as well as an incredible capacity to grow in international markets. In order to illustrate the various different success stories which back up L'ORÉAL's growth, three Presidents of the group each give their account of a major product recently launched by their Division. Three products, three stories, one and the same adventure.

Kérastase: in pursuit of the United States

KÉRASTASE is the major professional brand for the beauty of the hair. It is the brand that is able to offer solutions for nearly all hair-related problems and which has always benefited first from the findings of L'ORÉAL Research. A few years ago, it was ceramides with Vita Ciment for stronger hair, then Aminexil against hair loss, then nanoemulsions incorporated into Aqua Oléum, and today it is the story of micronised silicone oils used in Oléo Relax. Oléo Relax products enable hairstylists to achieve the smooth blow-dry look that is currently the trend all over the world.


KÉRASTASE

For many years, KÉRASTASE was principally established in Europe where the brand developed its presence at a rate of 10% per year. Then came Latin America and for the past 5 years the brand has turned its attentions to the conquest of the Asian market, where it has achieved spectacular growth rates of around 30% per year.

Finally, all that remained was the largest country in the world: the United States. Last year, in the United States, we celebrated our first 5 million dollars and we are well on target to achieve 10 million dollars in 2002.

We are extremely proud of this initial achievement in the United States. Furthermore, it is there, as well as in Asia, that the idea was born to raise KÉRASTASE to the status of a true luxury brand and to endow it with the image of a hair institute in hairdressing salons.

This marks the start of a new adventure, which is currently in its very early stages but which looks set to become a major development in the United States.

Jean-Jacques Lebel,



Maybelline innovates and gets a foothold in Japan

It was in 1996 that L'ORÉAL acquired MAYBELLINE for a price tag of 760 million dollars, a sum that was twice as high as the company's sales at the time. Within four years, the brand enhanced its international scope and became established in 80 countries. Today, it is the number one brand in the United States with 19.8% market share. It has become the world number one brand for make-up and has quadrupled its sales figures since 1996. The latest innovation by MAYBELLINE New York is the Water Shine Diamonds lipstick. The use of microscopic glass spheres coated in silver incorporated into an exceptionally moisturising lipstick formula is an exclusive L'ORÉAL creation, which is protected by an international patent. It is an impressive success story as witnessed by its market share in France. Last month, one lipstick out of three sold in France was a Water Shine lipstick by MAYBELLINE.
Above and beyond the figures, the success of MAYBELLINE in Japan offers more strategic prospects. The Japanese cosmetics market is guarded like a fortress by the major Japanese cosmetics manufacturers, who maintain high prices. This creates a vulnerable economic situation which is easily shaken as soon as any competitors attempt to offer original innovations at competitive prices. Young Japanese women, who are part of a new, more emancipated generation, have certainly made their choice clear as Water Shine Diamonds has met with tremendous success amongst them. More than 1 million units were sold within three months. This made for a real splash in points of sale and sent economic shockwaves through the cosmetics market. The breakthrough of MAYBELLINE in Japan has certainly made its mark.

With 5 million units sold in 1999, 13 million in 2001, and its ever-expanding international appeal, MAYBELLINE is destined for stardom in 2002.

Patrick Rabain,
President Consumer Products

The Biotherm adventure in Asia

BIOTHERM this year celebrates its 50th birthday. It is however the youngest of our luxury brands. The concept of the BIOTHERM brand is rooted in the use of mineral spring water. The brand is present on all continents and over the past 5 years has achieved double-digit growth. Its global sales doubled between 1996 and 2001 to reach more than 300 million euros in 2001. BIOTHERM targets a young population which identifies fully with the brand's modernity, simplicity, purity and accessibility.

The year 2001 was characterised by several feats: first of all, BIOTHERM became the number one brand in selective skincare in Germany, a highly competitive market. It is also the number one skincare brand sold at Sephora in Europe. Its sales in Asia have exploded with more than 50% growth and have risen by 28% in the United States.

In 2001, its major success was Age Fitness, a product designed to fight against the first signs of ageing, thanks to a highly original ingredient: olive leaf concentrate. With about 1 million units sold, and a strong rate of repurchase right from the first year, this product has contributed to the incredible deployment of the brand in Asia, where BIOTHERM has chosen to implement a very original initiative in terms of distribution. In Hong Kong, BIOTHERM has risen to the challenge of opening its own boutique in a brand new, heavily visited shopping centre.



BIOTHERM is also present in other major countries in Asia: mainland China, Japan, South Korea, Taiwan, and during the first few months of this year it recorded a growth rate of more than 90%. The prospects for development are therefore considerable, with particularly high potential in Japan and the United States.

Gilles Weil,
President Luxury Products

Resolutions approved

The AGM, acting in accordance with the quorum and majority requirements for AGMs and after noting the report of the Board of Directors, approved the 17 resolutions with majorities of over 97% of votes cast.

Resolutions within the authority of the Ordinary General Meeting

> Approval of the 2001 consolidated and parent company financial statements.

> Allocation of the income for 2001.

> Declaration of a dividend of €0.54 with a tax credit of €0.27 for 2001, representing a growth rate of 22.7%.

> Agreements covered by Article L. 225-40 of the French Commercial Code.

> Renewal of the tenures of 5 directors:
- Mr Lindsay Owen-Jones,
- Mr Francisco Castañer Basco,
- Mr Marc Ladreit de Lacharrière,
- Mr Olivier Lecerf,
- Mr Michel Somnolet.

> Appointment of 3 new directors:
- Mr Jean-Louis Dumas: Chairman of Hermès,
- Mr Xavier Fontanet: Chairman and CEO of Essilor,
- Mr Franck Riboud: Chairman and CEO of Danone.

After showing a film presentation of the three men, the Board of Directors proposed to the General Meeting the election of the new directors, thus increasing the number of directors to 15.

> Declaration of directors' fees.

> Renewal of the authorisation given to the company to buy back its own shares.

Resolutions within the authority of the Extraordinary General Meeting

> Modification of the articles of association.

At the Annual General Meeting, the Board of Directors proposed a modification of the articles of association in order to bring them into line with the new provisions of French law No. 2001-420 of 15th May 2001, relating to New Economic Regulations, to apply the rule that two-thirds of directors must be under 70 years of age to the Chairman and Chief Executive Officer, and to defer the automatic resignation stipulated in article 8 until the end of the following Annual General Meeting.

> Powers for formalities.

Latest news

L'ORÉAL receives the Silver Trophy for the best CAC 40 company AGM

This distinction–awarded by *Le Revenu*, Publicis Consultants. Ecocom, ANAF and AFG-ASFFI–is made to the most successful AGM, particularly in terms of the quality of the information provided and organisation.

The rating agency "Observatoire de l'Éthique" awards L'ORÉAL its Environment Trophy

This is the first year that ODE has awarded Ethical Commitment trophies. The four awards are made for positive initiatives by companies in the field of sustainable development.

The Environment Trophy victory recognises L'ORÉAL's efforts over many years to ensure that its industrial facilities cut water and energy consumption and recycle waste.

L'Oreal S.A.
12g3-2(b) application
Document # 25

g) letter to shareholders n° 12
including the translation of the
2002 first half results published
in the BALO

L'ORÉAL

AUTUMN 2002 LETTER TO SHAREHOLDERS NUMBER TWENTY TWO

HALF YEAR MANAGEMENT REPORT

Highlights of the interview with Mr Lindsay Owen-Jones, L'ORÉAL Chairman and Chief Executive Officer, published on 5th September 2002 in *Les Échos*.

"I am banking on double-digit growth in 2002."



Mr Lindsay Owen-Jones
Chairman and Chief Executive Officer of L'ORÉAL

L'ORÉAL yesterday answered anyone tempted to argue that the world number one in cosmetics lacks boldness and imagination by publishing excellent half year results. While analysts had been expecting on average a 13% increase in net profit before capital gains and losses and after minority interests, the figure in fact shot up by 29.6% to € 761 million, excluding non-recurrent items. Net book profit after minority interests amounted to € 713 million (up 1.8%), but comparisons are difficult as last year's figure included a capital gain from the sale of MARIE-CLAIRE and LANVIN. Consolidated sales came to € 7.4 billion, an increase of 5.6% based on consolidated figures and 8.6% like-for-like. The results also provided a pleasant surprise – particularly in North America and in the luxury segment, where sales rose by 4% and 5.5% respectively. In an interview with *Les Échos*, Chairman and Chief Executive Officer Lindsay Owen-Jones said he is looking forward to double-digit profit growth for the eighteenth consecutive year, particularly as the comparison base in the United States and the outlook in Latin America are more favourable at the end of the year than in the first half.

Les Échos:

In view of the first half results, do you still expect to achieve another year of double-digit growth?

Lindsay Owen-Jones:

Yes, we are very confident that we will. In the cosmetics industry in general, and more particularly at L'ORÉAL, we do not attach too much importance to first-half results because they can be volatile. Depending on the timing of product launches and promotional campaigns, there can be considerable differences from one half-year to the next. But even so we believe the results reveal two significant underlying trends. The first is the rapid like-for-like growth in sales – up 8.6% – which was a really pleasant surprise. We were wondering about the impact of the slowdown in the global economy, and of the spate of difficulties in developing countries... We have managed to steer our way through these difficult waters, and the growth rate on a constant exchange rate and structural basis is even stronger than last year. This is an encouraging state of affairs and in our view it should continue over the year as a whole.

And what about operating profit?

The second trend is the improvement in margins, which was spectacular in the first half. Even if we allow for the volatility of promotional expenses, I believe that the improvement in the cost of goods sold (and thus of margins), together with the tight rein kept on general expenses and economies of scale, should enable us to significantly improve our profitability. So I am banking on double-digit growth – it is a little too early to indicate the level we can achieve, but another very good year is well within our reach.

You have often said that there is nothing automatic about the growth achieved by L'ORÉAL. What were the main difficulties faced in the first half?

In fact there were three. Firstly exchange rates have had a quite significant negative impact of 2.5 percentage points on consolidated sales growth. We were able to overcome this difficulty because we had seen it coming and took the right action. Another problem was the economic climate in the United States, where purchases of our products are linked to consumer confidence and a "feel good factor" rather than economic realities. In point of fact, growth over the first six months, at 4% in dollar terms, turned out to be quite satisfactory compared with the levels achieved by others. It was mainly the luxury segment and travel retail that felt the pinch, but in the end we were able to virtually reach our targets.

The third and final factor was the extremely difficult context in Latin America, which accounts for 5.6% of our cosmetics sales. Maintaining strong growth in the Latin American countries was a priority, except in Argentina, where we are having to scale back our operations after recognising that our Argentinian subsidiary could not achieve growth this year. In Brazil we took the opportunity to invest by acquiring the COLORAMA brand, which has triggered a very strong upturn for our subsidiary there.

Do you think these difficulties will persist for the rest of the year?

In my view, things are likely to improve. The impact of exchange rates will be ongoing, but I think our organic growth should continue to be strong, and may even improve, because the comparison bases in the United States are now much less difficult. And I expect the situation in Latin America to stabilise.

What about performance in luxury products?

Even in this segment, our sales grew by 5.5% worldwide in the first half, well ahead of most of our competitors. This is significant as luxury products account for 24.9% of our group's sales and we expected this year to be difficult due to the economic climate and in light of the results published by other groups in the luxury sector.

What progress has been made in improving operating margin in emerging markets?

We had set ourselves the target of raising margins from 8% in 2001 to 10% in the space of three years. I think we have made a very good start, and a clear improvement will be achieved this year.

You are moving into these new markets with very low-priced mass-market products. Is this compatible with your target of improving margins?

The incompatibility is in fact more apparent than real. Mass-market margins can be equivalent to those achieved on luxury products, provided of course that you have critical mass and that the company is one of the world leaders in the field. This is the case, for example, with MAYBELLINE. We sell low-priced lipsticks to Brazilian and Chinese women, but the brand is by far the number one worldwide in the make-up segment.

The Chairman of SANOFI-SYNTHÉLABO, in which you have a 19.5% interest, said that he was preparing for L'ORÉAL and TOTALFINAELF to pull out at the end of 2004. What future do you see for this stake?

We have not taken any decision on this matter, but it is understandable that the Chairman of SANOFI-SYNTHÉLABO should prepare for all eventualities. There are many possible hypotheses. The two shareholders could hold on to their stakes and renew their agreements, or alternatively one of the two shareholders could pull out, or indeed both of them. All these hypotheses are possible, and I am not ruling any of them out.

SANOFI-SYNTHÉLABO makes a substantial contribution to your profits...

It contributes to our good profit levels, in line with the average for the rest of our businesses. I think it has excellent prospects, well above average for the pharmaceutical sector.

L'ORÉAL has invested several tens of millions of euros, and today finds itself with an asset that is worth several billion euros. This strategic diversification, the only one the group has undertaken, has helped to ensure the regularity of our results. And it opened up the pharmaceutical sector for us, which was a considerable help when we started up our own pharmaceutical business GALDERMA.

Is it now time to consider major deals? And are you interested in UNILEVER's perfumes business?

Our priority is organic growth. It always has been and it always will be. Clearly the Executive Vice-President in charge of Finance did not wish to rule out any hypothesis, and he is quite right to be scrupulously honest to the markets, which are constantly pressing for greater transparency. But at the end of the day, our growth model is working better than it ever has before. We have no reason whatsoever to change our priorities. That's all I can say.

You said in February you would retire in four years' time, and speculation is rife about the identity of your successor. Do you already have an idea about who could be chosen as the next CEO of L'ORÉAL?

I am delighted to be able to set the record straight. I take my responsibilities very seriously when it comes to ensuring the group's long-term development. Therefore, I realised that it would be a good idea to identify and prepare a candidate who, in 4 or 5 years' time, would succeed me in this role. There will probably be a hand over period during which the nominee will gradually take on more responsibilities and I will take on more of a supporting role. This should not be taken to mean that I shall retire at the age of 60... That is not quite what I meant, and I hope I am not disappointing anyone who thought that it was!


2002

FINANCIAL CALENDAR

2003 financial information calendar (available on www.loreal-finance.com)

Key dates	Financial events
Thursday 23rd January	2002 sales announcement
Thursday 20th February	2002 provisional results announcement
Tuesday 25th March	2002 certified results announcement
Thursday 3rd April	First quarter 2003 sales announcement and annual financial information meeting
Thursday 22nd May	Annual General Meeting of Shareholders
Thursday 10th July	First half 2003 sales announcement
Tuesday 2nd September	First half 2003 results announcement
Thursday 9th October	First nine months 2003 sales announcement

Consolidated sales for first nine months

Release of Thursday 10th October 2002

Strong sales growth maintained in the first nine months:
€ 10.8 billion in sales – a growth of 8.6% like-for-like

> **The consolidated sales of L'ORÉAL at 30th September 2002 amounted to € 10.8 billion.**

> **This represents a growth of 4.5% based on consolidated figures compared with 30th September 2001.**

> The effect of currency fluctuations was negative at -3.7% over the first 9 months, compared with -2.5% in the first 6 months of the year.

> The change in the scope of consolidation was negative at -0.4% in the period to 30th September 2002.

> **On a like-for-like basis, i.e. with an identical structure and exchange rates, the group recorded a growth of +8.6% in its consolidated sales, the same level as at the end of June.**

> The sales achieved by the two main **branches** were as follows:

	€ millions	Growth (consolidated figures)	Growth (like-for-like)
Cosmetics	10,600	+4.8%	+8.4%
Dermatology	224	+11.1%	+17.2%

Confidence for the year as a whole

In view of these figures, Mr Lindsay Owen-Jones, Chairman and Chief Executive Officer of L'ORÉAL, once again asserted his confidence that strong like-for-like growth would continue to year end.

Extracts from the interim report of the L'ORÉAL group

published in the *Bulletin des Annonces Légales Obligatoires* dated 25th September 2002 and on the internet site www.loreal-finance.com

The following figures were examined by the Board of Directors and certified by the Statutory Auditors.

I – Consolidated balance sheets

(€ millions)	30.06.02	31.12.01
ASSETS (net values)		
> Fixed assets (Note 3)	**7,936.5**	**8,140.3**
Unissued share capital	0.1	0.1
Goodwill (Note 5)	635.1	686.5
Intangible fixed assets (Note 5)	4,016.5	4,127.3
Tangible fixed assets (Note 6)	1,720.6	1,761.3
Financial assets	176.5	172.2
Investments in equity affiliates (Note 7)	1,387.7	1,392.9
> Current assets	**7,080.3**	**6,723.5**
Stocks-net	1,129.3	1,177.4
Prepayments to suppliers	70.4	68.9
Trade debtors	2,533.7	2,191.8
Other debtors, prepayments and accrued income	1,327.3	1,331.2
Short-term investments (Note 8)	1,618.2	1,409.3
Cash and other short-term funds	401.4	544.9
> Unrealised translation losses	**19.6**	**8.4**
TOTAL ASSETS	**15,036.4**	**14,872.2**

	30.06.02	31.12.01
LIABILITIES		
> Shareholders' equity (after minority interests)	**7,133.3**	**7,199.1**
Share capital	135.2	135.2
Share premium account	953.4	953.4
Reserves	5,331.4	4,819.8
Net profit	713.3	1,290.7
> Minority interests	**9.9**	**10.7**
> Provisions for liabilities and charges (Note 10)	**1,548.3**	**1,546.5**
> Loans and debts (Note 9)	**2,838.4**	**2,938.9**
> Current liabilities	**3,486.8**	**3,170.4**
Customer prepayments	–	2.4
Trade creditors	1,942.5	1,847.1
Other creditors, accruals and deferred income	1,544.3	1,320.9
> Unrealised translation gains	**19.7**	**6.6**
TOTAL LIABILITIES	**15,036.4**	**14,872.2**

II – Consolidated profit and loss accounts at 30th June 2002

(€ millions)	30.06.02	30.06.01	31.12.01
> Net sales (Note 3)	**7,371.3**	**6,978.3**	**13,740.4**
Purchases and variation in stocks	-1,292.6	-1,299.6	-2,566.4
Personnel costs	-1,425.3	-1,319.0	-2,624.3
External charges	-3,277.4	-3,217.6	-6,279.3
Taxes other than on income	-105.6	-87.1	-182.7
Charges to provisions	-253.4	-262.6	-461.7
> Operating profit	**1,017.0**	**792.4**	**1,626.0**
Exchange gains and losses	19.0	22.0	43.0
> Adjusted operating profit (Note 3)	**1,036.0**	**814.4**	**1,669.0**
Financial expense - net	-112.0	-87.2	-167.3
> Profit before taxation of fully consolidated companies	**924.0**	**727.2**	**1,501.7**
Income tax (Note 1)	-319.7	-261.4	-535.9
> Net profit before capital gains and losses and minority interests of fully consolidated companies	**604.3**	**465.8**	**965.8**
Group's share of net profit before capital gains and losses and minority interests of equity affiliates	162.0	126.2	269.8
> Net profit before capital gains and losses and minority interests	**766.3**	**592.0**	**1,235.6**
Capital gains and losses on disposals of fixed assets - net (Note 4)	-5.2	144.3	130.7
Restructuring costs - net	-12.4	-13.8	-28.3
Amortisation of goodwill	-30.0	-17.0	-40.7
> Net book profit before minority interests	**718.7**	**705.5**	**1,297.3**
Minority interests	-5.4	-4.8	-6.6
> Net book profit after minority interests	**713.3**	**700.7**	**1,290.7**
> Net profit before capital gains and losses and after minority interests	**761.1**	**587.1**	**1,229.1**
Number of shares outstanding	676,062,160	676,062,160	676,062,160
Earnings per share in euros	1.13	0.87	1.82

III – Consolidated shareholders' equity statements

(€ millions)	Share capital	Premiums	Translation adjustments	Consolidated reserves & profit	Changes in accounting methods	Total
> At 31.12.2000 – restated –	**135.2**	**953.4**	**-250.8**	**5,580.7**	**-249.9**[1]	**6,168.6**
Dividends paid (not paid on own shares)				-317.6		-317.6
Translation adjustment			21.9			21.9
Other movements				35.5		35.5
2001 consolidated net profit (after minority interests)				1,290.7		1,290.7
> At 31.12.2001	**135.2**	**953.4**	**-228.9**	**6,589.3**	**-249.9**	**7,199.1**
Dividends paid (not paid on own shares)				-391.7		-391.7
Translation adjustment			-395.3			-395.3
Other movements				7.9		7.9
2002 consolidated net profit (after minority interests)				713.3		713.3
> At 30.06.2002	**135.2**	**953.4**	**-624.2**	**6,918.8**	**-249.9**	**7,133.3**

(1) The figure of – € 249.9 million results from:

- *€ 171.9 million reflecting the application of Regulation CRC 99-02, and in particular the booking of deferred tax according to the extended concept, and the activation of financial lease contracts whose impact is material;*
- *– € 421.8 million reflecting the impact of adopting the preferential method for provisions relating to employee retirement obligation and related benefits.*

IV – Consolidated cash flow statements

(€ millions)	30.06.02	30.06.01[1]	31.12.01
> Cash flows from operating activities			
Profit of fully consolidated companies	556.3	573.9	986.6
Elimination of expenses and income with no impact on cash flow:			
• depreciation and provisions	313.6	269.2	556.4
• variation in deferred taxes	-6.3	-7.0	-19.5
• losses on disposals of assets of fully consolidated companies	5.7	-139.0	-104.2
• other non-cash movements	-1.7	-1.0	-1.6
Cash flow of fully consolidated companies	867.6	696.1	1,417.7
Dividends received from equity affiliates	94.4	62.9	62.9
Variation in working capital requirement	-96.3	-72.0	139.3
Net cash provided by operating activities (A)	**865.7**	**687.0**	**1,619.9**
> Cash flows from investing activities			
Acquisitions of fixed assets	-274.6	-271.2	-564.7
Variation in other financial assets	-232.2	-119.3	-323.0
Disposals of fixed assets	15.2	-78.7	-16.7
Effect of changes in the scope of consolidation	-50.1	286.6	151.6
Net cash used by investing activities (B)	**-541.7**	**-182.6**	**-752.8**
> Cash flows from financing activities			
Dividends paid	-403.8	-316.1	-345.4
Variation in loans	16.8	-245.9	-393.7
Net cash used by financing activities (C)	**-387.0**	**-562.0**	**-739.1**
Effect of exchange rate fluctuations (D)	**-30.0**	**9.3**	**-3.3**
> Change in cash and cash equivalents (A+B+C+D)	**-93.0**	**-48.3**	**124.7**
> Cash and cash equivalents at beginning of year (E)	**594.1**	**469.4**	**469.4**
> Cash and cash equivalents at end of year (A+B+C+D+E)	**501.1**	**421.1**	**594.1**

(1) Overdrafts have been reclassified as cash and cash equivalents instead of debts, in accordance with the classification adopted for 2001.

V – Notes to financial statements

The figures provided are expressed in millions of euros unless otherwise indicated.

Note 1 – Accounting principles and methods

The consolidated financial statements of L'ORÉAL and its subsidiaries at 30th June 2002 have been established in accordance with the CNC recommendation of March 1999 concerning interim accounts, and using the same accounting principles and methods as those adopted for the annual financial statements.

Since 1st January 2002, L'ORÉAL has applied regulation no. 00-06 concerning liabilities, adopted by the *Comité de la Réglementation Comptable*. The application of this regulation had no material impact on shareholders' equity at the beginning of the year.

The tax charge (current and deferred) is calculated for the interim accounts by applying to the net book profit for the period the average annual rate of taxation estimated for the current fiscal year for each entity or tax group.

Note 2 – Scope of consolidation

The company SHU UEMURA Japan, in which the group took a 35% stake at the end of 2000 through its subsidiary Nihon L'Oréal is consolidated by the proportional consolidation method.

Note 3 – Sectorial information

3.1 Consolidated sales

> 3.1.1 – Breakdown of consolidated sales by branch

	30.06.02 (€ millions)	Growth (published figures)	Growth (excluding exchange effect)	30.06.01 (€ millions)	31.12.01 (€ millions)
Cosmetics	7,209.8	6.1%	8.6%	6,794.9	13,394.2
Dermatology[1]	154.2	12.9%	16.5%	136.6	292.2
Other	7.3	-84.3%	-84.0%	46.8	54.0
Group	**7,371.3**	**5.6%**	**8.1%**	**6,978.3**	**13,740.4**

(1) Group share, i.e. 50%.

> 3.1.2 – Breakdown of consolidated sales by geographic zone

	30.06.02 (€ millions)	Growth (published figures)	Growth (excluding exchange effect)	30.06.01 (€ millions)	31.12.01 (€ millions)
Western Europe	3,719.9	5.9%	5.8%	3,512.8	6,667.2
North America	2,241.7	2.2%	4.3%	2,193.3	4,450.5
Rest of the World	1,409.7	10.8%	22.1%	1,272.2	2,622.7
Group	**7,371.3**	**5.6%**	**8.1%**	**6,978.3**	**13,740.4**

> 3.1.3 – Breakdown of cosmetics branch sales by geographic zone

	30.06.02 (€ millions)	Growth (published figures)	Growth (excluding exchange effect)	30.06.01 (€ millions)	31.12.01 (€ millions)
Western Europe	3,678.6	6.2%	6.1%	3,462.7	6,580.6
North America	2,140.7	1.7%	3.9%	2,104.3	4,256.9
Rest of the World	1,390.5	13.2%	24.9%	1,227.9	2,556.7
Cosmetics branch	**7,209.8**	**6.1%**	**8.6%**	**6,794.9**	**13,394.2**

3.2 Adjusted operating profit

> Breakdown of adjusted operating profit by branch

(€ millions)	30.06.02	30.06.01	31.12.01
Cosmetics	1,007.5	790.3	1,604.2
Dermatology	23.7	25.7	61.8
Other	4.8	-1.6	3.0
Group	**1,036.0**	**814.4**	**1,669.0**

3.3 Fixed assets

> 3.3.1 – Breakdown of fixed assets by branch

(€ millions) Net value	Goodwill	Intangible fixed assets	Tangible fixed assets	Financial fixed assets	Total at 30.06.02	Total at 31.12.01
Cosmetics	635.1	3,734.8	1,662.1	116.0	6,148.0	6,359.5
Dermatology		281.2	41.0	2.4	324.6	307.5
Other		0.5	17.5	58.1	76.1	80.3
Group	**635.1**	**4,016.5**	**1,720.6**	**176.5**	**6,548.7**	**6,747.3**

> 3.3.2 – Breakdown of cosmetics net fixed assets by geographic zone

(€ millions) Net value	Goodwill	Intangible fixed assets	Tangible fixed assets	Financial fixed assets	Total at 30.06.02	Total at 31.12.01
Western Europe	206.2	2,362.5	885.0	27.7	3,481.4	3,426.0
North America	338.4	1,262.9	527.7	51.7	2,180.7	2,417.9
Rest of the World	90.5	109.4	249.4	36.6	485.9	515.6
Cosmetics	**635.1**	**3,734.8**	**1,662.1**	**116.0**	**6,148.0**	**6,359.5**

Note 4 – Capital gains or losses on fixed assets net of tax

In 2001 capital gains or losses on fixed assets net of tax related mainly to the disposal of all stakes in the MARIE-CLAIRE group, carried out in March 2001, and to the consequences of the disposal of LANVIN S.A. and its subsidiaries.

In addition, this item also reflects the scrapping or exceptional amortisation of goodwill relating to non-strategic fixed assets for individual amounts which are not material.

Note 5 – Intangible fixed assets and goodwill

The impact of the proportional consolidation at 1st January 2002 of SHU UEMURA Japan was € 47.5 million entered under the "Brands" item (Note 2).

The goodwill relating to the earlier acquisition of MISS YLANG in Argentina has been written off in full in the 1st half of 2002 (€ 9.5 million) in view of the economic situation in the country in question.

The increase in the stake in the SANOFI-SYNTHÉLABO group has given rise to goodwill of € 29.7 million at 30th June 2002 (Note 7).

Note 6 – Tangible fixed assets

Investments to June 2002 amounted to € 227.6 million.

Exceptional charges to depreciation at 30th June 2002 amounted to € 129.3 million, compared with € 124.5 million at 30th June 2001.

Note 7 – Investments in equity affiliates

This item mainly includes investments in the SANOFI-SYNTHÉLABO group, in which the L'ORÉAL group had a 19.61% stake at 30th June 2002, compared with 19.54% at 31st December 2001. The increase in the percentage held is the result of the buyback by SANOFI-SYNTHÉLABO of its own shares in the first half of 2002, which resulted in a reduction in shareholders' equity in this group's financial statements. This transaction results in a goodwill item of € 29.7 million in the financial statements of L'ORÉAL at 30th June 2002 (Note 5).

At 31st December 2001, the investments in equity affiliates included € 32 million relating to the stake held in SHU UEMURA Japan; as indicated in the paragraph on the scope of consolidation (Note 2), this stake is now consolidated using the proportional method.

(€ millions)	Contribution at 30.06.02			Balance-sheet value	
	% held	Consolidated shareholders' equity	Consolidated profit for half-year	30.06.02	31.12.01
SANOFI-SYNTHÉLABO	19.61	1,224.5	162.2	1,386.7	1,360.0
CCB (Japan)	20.00	0.8	0.2	1.0	0.9
SHU UEMURA Japan					32.0
Investments in equity affiliates		**1,225.3**	**162.4**	**1,387.7**	**1,392.9**

Note 8 – Short-term investments

(€ millions)	30.06.02			31.12.01
	Gross value	Provision	Net value	Net value
L'ORÉAL shares	1,514.4	58.9	1,455.5	1,267.2
Unit trusts, etc.	150.8	1.6	149.2	137.2
Financial instruments	13.5	–	13.5	4.9
Total	**1,678.7**	**60.5**	**1,618.2**	**1,409.3**

The L'ORÉAL shares held for the purpose of employee share option plans had a net value of € 1,455.5 million at 30th June 2002 (after allowing for a net charge to provisions for depreciation of € 45.3 million in the 1st half of 2002) compared with € 1,267.2 million at 31st December 2001.

In the 1st half of 2002, 3,030,000 shares were bought and options on 270,800 shares were exercised.

The total market value at the closing price on 28th June 2002 was € 1,848.3 million, compared with € 1,669.5 million at 31st December 2001.

Note 9 – Loans and debts

> Debt by type

(€ millions)	30.06.02	31.12.01
Short-term paper	1,399.1	1,440.7
Bank loans	1,221.4	1,235.6
Perpetual loans	57.5	61.8
Debts on capital lease contracts	97.1	103.4
Debenture loans	6.2	6.9
Overdrafts	57.1	90.5
Total	**2,838.4**	**2,938.9**

> Debt by maturity date

(€ millions)	30.06.02	31.12.01
Under 1 year	1,945.1	2,063.6
1 to 5 years	770.0	721.1
Over 5 years	123.2	154.2
Total	**2,838.4**	**2,938.9**

Note 10 – Provisions for liabilities and charges

> Balance at end of period

(€ millions)	30.06.02	31.12.01
Provision for pensions and related benefits	917.4	893.0
Provision for exchange losses	2.8	3.5
Deferred tax liabilities	91.0	88.7
Provision for restructuring	59.7	80.5
Other provisions for liabilities and charges	477.4	480.8
Total	**1,548.3**	**1,546.5**

> Changes in first half of 2002

(€ millions)	31.12.01	Provision	Reversal (used)	Reversal (not used)	Scope of consolidation	Others (1)	30.06.02
Provision for restructuring	80.5	6.1	-12.9	-0.2	–	-13.8	59.7
Other provisions for liabilities and charges(2)	480.8	106.3	-58.9	-14.2	–	-36.6	477.4

(1) Mainly relating to exchange rate variations.

(2) This heading mainly covers provisions to cover tax risks and contested reassessments, commercial and industrial operating risks (breaches of contract, product returns) and personnel-related costs.

Note 11 – Market transactions

> Exchange rate risk

Hedging instruments are allocated exclusively to debts and receivables which have been booked and to future transactions in the current year and in the following year considered to be highly probable.

Based on the information provided by the subsidiaries, future operating transactions are hedged either by means of options or by forward sales or purchases of currency.

At 30th June 2002, the market value of the hedging instruments is positive in an amount of € 92.1 million, compared with € 20.5 million at 31st December 2001.

> Interest rate risk

As in the case of currency, the group's policy is never to take a speculative position.

The group mainly takes out refinancing at floating rates.

Furthermore, the derivatives traded in the course of this management are traded for hedging purposes.

At 30th June 2002 there is no significant change in the interest rate hedging instruments compared with 31st December 2001. At this date the market value was positive in an amount of € 33.8 million.

Note 12 – Post-accounting period events

At the end of August 2002, L'ORÉAL acquired ARTec Systems Group Inc, a company that markets professional hair care and colourant products for use in American salons.

VI – Activity report

A) Consolidated group

The consolidated sales of L'ORÉAL for the first half of 2002 amounted to € 7.37 billion.

Consolidated sales grew 5.6% compared with the same period in 2001. Based on identical structure and exchange rates, the like-for-like growth is 8.6%.

Currency fluctuations had a negative impact of 2.5% up to the end of June 2002.

The net impact of structural changes was - 0,5% up to the end of June 2002, primarily due to the sale of LANVIN in 2001.

Net profit before exceptionals, i.e. before capital gains and losses and after minority interests, which forms the basis for calculating earnings per share, amounted to € 761.1 million, an increase of 29.6%.

B) Sectorial information

1) COSMETICS

Consumer Products

At 30th June 2002, the consolidated sales of the Consumer Products Division amounted to € 4.01 billion, representing a like-for-like growth of 9.1% and growth of 6.6% based on consolidated figures.

The Consumer Products Division specialises in the sale of mass-market cosmetics. Its main brands are L'ORÉAL PARIS, GARNIER, MAYBELLINE and SOFTSHEEN.CARSON.

The sales of GARNIER grew strongly as it continued its geographic expansion, particularly in Latin America, Russia and Asia.


L O R É A L
1. NOURRISSEZ, 2. RAFFERMISSEZ,
PRENEZ VOTRE CORPS EN MAIN.
NUTRILIFT
L'ORÉAL

L'ORÉAL PARIS, the top-end mass-market brand, also saw its sales growth accelerate, boosted by its skincare range.

MAYBELLINE meanwhile confirmed its world number one status in make-up, with very strong growth rates in Asia, Japan and Latin America.

There were successful launches for the Visible Results facial skincare lines and Lash Architect mascara by L'ORÉAL PARIS, and for Fructis Style haircare products from GARNIER. The new lipstick from MAYBELLINE, Water Shine Diamonds, also proved exceptionally successful.

Luxury Products

At 30th June 2002, the consolidated sales of the Luxury Products Division amounted to € 1.76 billion, representing a like-for-like growth of 5.5% and 3.8% based on consolidated figures.

The Luxury Products Division develops global prestige brands sold in exclusive selective distribution outlets. Its main brands are LANCÔME, BIOTHERM, HELENA RUBINSTEIN, and RALPH LAUREN, GIORGIO ARMANI and CACHAREL perfumes, along with the KIEHL'S and SHU UEMURA brands.

The richness and diversity of its brand portfolio, and its balanced geographic presence, have enabled the Division to win new market share in a more difficult economic environment.

LANCÔME has made outstanding progress, with spectacular results in Asia and Japan, largely as a result of key launches in skincare (Absolue continues to prove successful) and in make-up (launch of the new lipstick Rouge Attraction and Flextencils mascara).

Strong growth in Asia should enable BIOTHERM to achieve another year of double-digit growth.

Successful launches by HELENA RUBINSTEIN (Prodigy, Collagenist, Extravagant and Stellars) have again increased the brand's growth momentum.

In perfume brands, GIORGIO ARMANI has become number one in men's perfumes, boosted by the success of the new fragrance Armani Mania.


armani mania
GIORGIO ARMANI

Professional Products

At 30th June 2002, the consolidated sales of the Professional Products Division amounted to € 983 million, representing a like-for-like growth of 9.3% and 6.6% based on consolidated figures.

The Professional Products Division specialises in the sale of hair products to salon professionals.

In the first half of 2002, the Division – already number one in its market – won market share in all the continents in which it operates.

The launch of the colourant Majirouge Hi Chroma by L'ORÉAL PROFESSIONNEL proved highly successful. The MATRIX brand also scored a resounding success with its Sleek Look haircare line.


L'ORÉAL
majirouge
L'ORÉAL
majirouge

The MATRIX and REDKEN brands achieved very high growth rates in North America and continued their rapid international expansion, in line with our brand portfolio diversification targets.

Active Cosmetics

At 30th June 2002, the consolidated sales of the Active Cosmetics Department amounted to € 404 million, representing a like-for-like growth of 12.0% and growth of 9.4% based on consolidated figures.

The Active Cosmetics Department sells cosmetic products to pharmacies and specialist health and beauty care outlets.

In the first half year, Active Cosmetics continued to achieve very strong expansion in Eastern Europe, Latin America and Asia, while in the United States it benefited for the first time from the consolidation of Biomedic, acquired by LA ROCHE-POSAY.

LA ROCHE-POSAY achieved further growth (up 24% like-for-like) in all its markets following the successful launch of the acne product Effaclar.


VICHY
OLIGO 25
VICHY
OLIGO 25

Once again, VICHY has achieved a breakthrough in facial skincare, thanks largely to the successful launch of Oligo 25, a moisturiser that smooths dull skin, aimed at young consumers who have not previously used the brand.

2) DERMATOLOGY

At 30th June 2002, the consolidated sales of the dermatology branch amounted to € 154 million, representing a like-for-like growth of 16.5% and growth of 12.9% based on consolidated figures.

In the first half-year, GALDERMA – which is 50% consolidated by L'ORÉAL – maintained double-digit growth.

In geographic terms, strong advances have been made in the United Kingdom, in the Nordic countries, in South Korea, in Mexico and in China. GALDERMA began commercial operations in Japan after acquiring the licence for Pekiron (Loceryl cream).

The strategic products (Differin, Loceryl, Metrogel/Rozex, Cetaphil) continue to achieve satisfactory progress. GALDERMA successfully launched the first treatment for melasma, Tri-Luma, in the United States.

C) Outlook

When the half-year results were published, L'ORÉAL Chairman and Chief Executive Officer Mr Lindsay Owen-Jones said: "Strong organic growth in sales, together with productivity gains and careful management of exchange rate risks, have brought a marked increase in margins. Although it is not possible to extrapolate from the first half results, they seem extremely encouraging. Our confidence in the results for the year as a whole has been strengthened: despite an unpredictable economic climate, 2002 should be a very good year for L'ORÉAL."

D) The parent company

In the first half of 2002, the sales of L'ORÉAL S.A., the parent company of the international group described above, amounted to € 831 million, compared with € 746 million in the first half of 2001.

The net profit of L'ORÉAL S.A. over the same period was € 1.11 billion, up by 13.8% compared with the first half of 2001.

VII – Statutory Auditors' review report on the half year condensed consolidated financial statements

(period from 1st January to 30th June 2002)

(Free translation of the original French text for information purposes only)

In our capacity as Statutory Auditors and pursuant to article L. 232-7 of the French Companies Act (Code de Commerce), we have:

> reviewed the accompanying half year condensed consolidated financial statements of L'ORÉAL, covering the period from 1st January to 30th June 2002;

> verified the information contained in the half year management report.

The half year condensed consolidated financial statements are the responsibility of your Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with professional standards applicable in France. Those standards require that we perform limited procedures to obtain an assurance, which is less than obtained in an audit, as to whether the half year condensed consolidated financial statements are free of material misstatement. We have not performed an audit as a review is limited primarily to analytical procedures and to inquiries of group management and knowledgeable personnel on information we deemed necessary.

Based on our review, nothing has come to our attention that causes us to believe that the half year condensed consolidated financial statements, prepared in accordance with accounting principles generally accepted in France, do not give a true and fair view of the financial position and the assets and liabilities of the group as at 30th June 2002, and of the results of its operations for the six-month period then ended.

We have also verified, in accordance with professional standards applicable in France, the information contained in the half year management report supplementing the half year condensed consolidated financial statements submitted to our review.

We have no comment to make as to the consistency with the half year condensed consolidated financial statements and the fairness of the information contained in the half year management report.

Paris and Neuilly, 5th September 2002

The Statutory Auditors

Pierre Coll — Étienne Jacquemin

Annual General Meeting of the L'ORÉAL shareholders

The next Annual General Meeting of the L'ORÉAL shareholders will be held on the morning of **Thursday 22nd May 2003 at the headquarters of UNESCO** (75007 Paris, France). Full details will be provided after the issuing of the notice to attend by the Board of Directors in spring 2003.



Conditions of registration for the Annual General Meeting

> If you wish to attend the L'ORÉAL Annual General Meeting

Only a shareholder having first provided proof of shareholder status will be allowed to attend the AGM and cannot be accompanied. In all cases, the shareholder must be able to present personal identification and either an entrance card or a certificate stating that his shares have been placed in a blocked account.

- Holders of registered shares are given notice to attend directly by the company by mail. To receive the entrance card, the registered shareholder must be a shareholder of record on the register of BNP PARIBAS, the manager of the L'ORÉAL Securities Services, at least five days before the date of the AGM.
- Holders of bearer shares are given notice to attend by the custodian of their shares. To receive the entrance card, the bearer shareholder must, at least five days before the date of the AGM, request from the custodian of the shares a certificate to the effect that the said shares are placed in a blocked account until the date of the AGM.

> If you are unable to attend the L'ORÉAL Annual General Meeting

A shareholder unable to attend the AGM may still cast a vote, choosing from the following options: to be represented by another shareholder or by his/her spouse, to cast a postal vote, or to send a proxy form to the Chairman.

To do so, the shareholder must return to BNP PARIBAS, at least three days before the date of the AGM, the postal vote form or proxy form sent to him/her either directly (if a registered shareholder) or at his/her request (if a bearer shareholder).

Latest news

L'ORÉAL's financial site, www.loreal-finance.com, is voted the best website by French shareholders

At a recent Boursorama awards ceremony, L'ORÉAL received BoursoScan® 2002 distinctions in the "Best Information Site" category.

In June 2001, the number one stock market information website Boursorama, and the market research firm TLB - which specialises in analysing the behaviour of individual investors - set up the first-ever system for measuring and ranking the quality of listed stock internet sites: BoursoScan.

7,000 shareholders (dubbed "@ctionautes" by Boursama) gave marks to sites covering shares listed on the Paris stock market according to:
> their content (scope and objectivity of the information provided);
> their general appearance (attractiveness and ease of browsing);
> their interactivity.

L'ORÉAL's financial and shareholder information site won awards in 4 categories:
> **Best Overall Internet Site;**
> **Gold Award for Best Site Interactivity;**
> Silver Award for Best Site Content;
> Silver Award for Most Attractive Site.


ELU MEILLEUR SITE
2002
BOURSOSCAN
www.boursoscan.com

L'ORÉAL

NEWS RELEASE

L'Oreal S.A.
12g3-2(b) application
Document # 26

Clichy, Wednesday 24 January, 2001
(5:45 p.m.)

a) 2000 annual sales published on 01/24th/01 :
2000 a year of exceptional growth
Annual sales : + 17.9%

L'ORÉAL

2000: A YEAR OF EXCEPTIONAL GROWTH.
ANNUAL SALES: +17.9%

The consolidated sales of L'OREAL amounted, in 2000, to € 12.7 billion (*FF 83.1 billion*). The growth rate based on published figures was 17.9% compared with 1999.

After allowing for the 7.4% positive effect of exchange rate fluctuations, the growth rate was 10.5%.

L'OREAL benefited from a positive structural impact of 2.1% due to the consolidation of acquisitions carried out in 2000, mainly in the second half of the year.

Group sales growth by business sector was as follows:

Group sales growth by sector

	published figures	excl. exchange rate fluctuations
. Cosmetics	+17.5%	+10.3%
. Dermatology	+32.2%	+19.1%

Growth in cosmetics sales has been strong in the main geographical areas.

Cosmetics sector growth by area

	published figures	excl. exchange rate fluctuations
. Western Europe	+ 6.0%	+ 5.2%
. North America	+31.4%	+14.1%
. Rest of the World	+33.4%	+ 19.3%

L'ORÉAL

Strategic acquisitions

These strategic acquisitions included *Carson Inc.*, world leader in ethnic cosmetics with a strong presence in the United States and South Africa, *Matrix Essentials*, the North American leader in salon products, and *Kiehl's*, a highly selective and world-renowned skin care brand, founded in New York in 1851.
These strategic acquisitions, backed up by local acquisitions such as *Laboratoires Ylang S.A.*, the leader in mass-market make-up in Argentina, and *Respons*, a Scandinavian shampoo brand, offer the group outstanding growth potential.
At the end of 2000, L'OREAL also signed a strategic alliance with *Shu Uemura*, a pioneering Japanese brand in the art of make-up and skin care, which will be consolidated in 2001.

Provisional results will be published on Wednesday 21 February, 2001, and the audited results on Wednesday 28 March, 2001.

Contacts at L'ORÉAL

Shareholders and Market Authorities
Mr François ARCHAMBAULT
☎: +33(0)1.47.56.83.45
E-mail: info@loreal-finance.com

Financial Analysts and Institutional Investors
Mrs Caroline MILLOT
☎: +33(0)1.47.56.86.82
Fax: +33(0)1.47.56.80.02

Journalists
Mr Lorrain KRESSMANN
☎: +33(0)1.47.56.40.24
http://www.loreal.com

For further information, please consult your bank, stockbroker or other financial intermediary, your usual newspapers, or the Internet site for shareholders and investors *http://www.loreal-finance.com;* ***alternatively, ring the*** *local-rate call centre: +33 1 58 13 51 36*

L'OREAL – 41 rue Martre – 92117 CLICHY–France

L'ORÉAL

1) L'Oréal and the project on Marie-Claire (02/8/01)

L'Oreal S.A.
12g3-2(b) application
Document # 27

PRESS RELEASE

L'ORÉAL

L'Oréal and the project on Marie-Claire

Paris, the 8th of February 2001

L'Oréal has always been in favour of adopting a harmonious solution for its shareholding in Marie-Claire, in order to ensure family continuity and foster the continuation of this important magazine.

The project presented by Mrs Evelyne Prouvost fulfills L'Oréal's expectations.

L'Oréal will carefully examine the project in order to take at stance on this question in the near future.

Contacts at L'ORÉAL

Shareholders and Market Authorities	**Analysts and Institutional Investors**	**Journalists**
Mr. François ARCHAMBAULT	Ms. Caroline MILLOT	Mr. Lorrain KRESSMANN
Tel: 00 33.1 47 56 83 45	Tel.: 00 33 1 47 56 86 82	Tel.: 00 33 1 47 56 40 24
E-mail : info@loreal-finance.com	Fax : 00 33 1 47 56 80 02	http://www.loreal.com

L'ORÉAL

Clichy, Monday 19th February, 2001
(After stock exchange)

L'Oreal S.A.
12g3-2(b) application
Document # 28

RELEASE

L'ORÉAL

FINANCIAL INFORMATION

In order to give international financial community a better information and not to release information during the opening hours of the American Stock Market, the results' communiqué, initially planned on 21st February evening, will be published on 22nd February, 2001 at 7.00 am.

The 2001 financial information schedule becomes as follows :

Key dates	***Financial Events***
Thursday 22nd February, 2001	2000 Provisional Results
Thursday 29th March, 2001	2000 Certified Results
Thursday 5th April, 2001	Annual Financial Analysts Meeting and First Quarter 2001 Sales
Tuesday 29th May, 2001	2001 Annual General Meeting
Friday 13th July, 2001	First Half 2001 Sales
Tuesday 4th September, 2001	First Half 2001 Results
Friday 12th October, 2001	9-months 2001 Sales

Contacts at L'ORÉAL

Shareholders and Market Authorities
M. François ARCHAMBAULT
☎ : +33(0)1.47.56.83.45
E-mail : info@loreal-finance.com

Financial Analysts and Institutional Investors
Mme Caroline MILLOT
☎ : +33(0)1.47.56.86.82
Fax : +33(0)1.47.56.80.02

Journalists
M. Lorrain KRESSMANN
☎ : + 33(0)1.47.56.40.24
http://www.loreal.com

2) 2001 Financial Information

L'ORÉAL

3) L'Oréal disposes of Marie-Claire interest (02/20/01)

L'Oreal S.A.
12g3-2(b) application
Document # 29

PRESS RELEASE

L'ORÉAL

L'ORÉAL DISPOSES OF MARIE-CLAIRE INTEREST

Paris, 20th February 2001

L'ORÉAL has accepted a proposal to dispose of the whole of its interest in the MARIE-CLAIRE group to HOLDING EVELYNE PROUVOST, controlled by Mrs Evelyne PROUVOST and her family, who have announced their plan to join forces with HACHETTE FILIPACCHI MEDIAS.

L'ORÉAL has taken this decision in view of the excellent relations the group has always maintained with Mrs Evelyne PROUVOST and also the substantial financial offer made by HOLDING EVELYNE PROUVOST.

The deal is expected to be completed within a few weeks and it will generate an important capital gain for the Group.

It will appear in the financial statement for the first half of 2001.

Contacts at L'ORÉAL

Shareholders and Market Authorities
Mr. François ARCHAMBAULT
Tel: 00 33.1 47 56 83 45
E-mail : info@loreal-finance.com

Analysts and Institutional Investors
Ms. Caroline MILLOT
Tel.: 00 33 1 47 56 86 82
Fax : 00 33 1 47 56 80 02

Journalists
Mr. Lorrain KRESSMANN
Tel.: 00 33 1 47 56 40 24
http://www.loreal.com

L'ORÉAL

RELEASE

Clichy, Thursday 22nd February, 2001
7 a.m.

L'Oreal S.A.
12g3-2(b) application
Document # 30

L'ORÉAL

2000 Results : another year of strong growth

Net profit : up by 24.2 %

Consolidated sales, at € 12.7 billion, grew by 17.9% compared to 1999.

Net profit before capital gains and losses after minority interests[(1)], used to calculate earnings per share, amounted to € 1,027.8 million, growing by 24.2 %.

Mr Lindsay OWEN-JONES, Chairman and Chief Executive Officer of L'Oréal, said : « *2000 was an historical year : L'Oreal achieved an absolute record in terms of profit growth, the highest for almost 20 years. Similarly, group sales showed their highest growth since the consolidation of our American subsidiaries in 1994* ».

Notable Events in 2000

- Successful new "star products" developed by the group research division
- Increasing global development of strategic brands, especially in Japan, North America, and in several new markets where significant breakthroughs were achieved
- Strategic acquisitions and alliances, which are a new source of growth for L'Oréal
- Further improvement in profit margins
- Excellent profit contribution from equity consolidated associates.

The success of star products

The group successfully launched several star products, including Water Shine lipstick and Full n'Soft mascara by Maybelline, Age Perfect skin care by L'Oréal Paris, the Fructis range of styling products by Laboratoires Garnier, and L'Oréal Professionnel's Maji-Contrast hair colouring range. In fragrances, Ralph by Ralph Lauren and Miracle by Lancôme were launched, as was the Vinéfit skin care range by Lancôme, Nutrilogie by Vichy and the Giorgio Armani make-up range.

All these products are innovations developed by L'Oréal Research. Once again the growth in Research expenditure was greater than that in turnover.

d) 2000 annual results published on 02/22nd/01 :

(1) Provisional results

L'ORÉAL

Increased global development of the group's brands

L'Oréal continued rapid internationalisation of its strategic brands with major breakthroughs in several markets :

- In Japan, the world's third largest cosmetics market, sales have increased by 46%, mainly as a result of the success of Maybelline, which, at the end of last year, occupied first place in the market in every make-up category.
- In North America, sales grew by 31.4 %. There was particularly strong growth in the United States, where sales exceeded $ 3 billion for the first time.
- Outstanding results were also achieved in numerous markets, such as Korea (+70%), Poland (+41%), Russia (+47%), Turkey (+28%) and Brazil (+44%).

Strategic acquisitions and alliances

Several acquisitions, completed in 2000, offer to the group outstanding growth potential.

- 3 American brands : *CARSON INC*, world leader in ethnic cosmetics with a strong presence in the United States and South Africa, *MATRIX ESSENTIALS*, the North American leader in salon products, and *KIEHL'S*, a world-renowned skin care brand, founded in 1851 in New York.
- 2 local acquisitions : *Laboratoires YLANG SA*, the leader in mass market cosmetics in Argentina and *RESPONS*, one of the three leading hair-care brands in Scandinavia.
- A strategic alliance with *SHU UEMURA*, a pioneering Japanese brand in the art of make-up and skin care, which becomes the first Asian brand in the L'Oréal brands portfolio. *SHU UEMURA* will be consolidated from 1st January, 2001.

A further improvement in profit margins

Adjusted operating profit increased by 20.4 % to 1,481.3 € million. This represents 11.7 % of consolidated sales, compared with 11.4 % in 1999.

Both main sectors contributed to the improvement.

	Adjusted Operating Profit by sector(1) (2)		
	Year 2000	**% Sales**	**Growth**
Cosmetics	**1,426.3 M€**	**11.6 %**	**+ 19.3 %**
Dermatology (3)	**57.3 M€**	**21.8 %**	**+ 45.2 %**
Consolidated Total	**1,481.3 M€**	**11.7 %**	**+ 20.4 %**

(1) Provisional results
(2) Including exchange rate gains and losses.
(3) Group share, i.e. 50 %

The net financial charge, excluding exchange rate gains and losses, amounted to 159.3 € million compared with 104.7 € million in 1999. This takes into account the financing of acquisitions, completed mainly during the second half of the year. In line with the information given in September 2000, these acquisitions had a marginal effect on the results.

Consequently consolidated pre-tax profit increased by 17.5 % to € 1,322 million.

L'ORÉAL

An excellent profit contribution from equity consolidated associates

Share of profits from equity consolidated associates amounted to € 199.9 millions, of which SANOFI-SYNTHELABO accounted for € 187.1 millions, a 45.7 % growth. This performance illustrates the success of the 1999 merger.

	GROUP ANNUAL PERFORMANCE (1)		
	Year 1999 (new criteria) (4) *in millions of €*	Year 2000 *in millions of €*	% Growth
Consolidated Sales	10,750.7	12,671.2	+ 17.9 %
Operating profit (4)	1,265.9	1,540.8	+ 21.7 %
Adjusted operating profit (2) (4)	1,229.9	1,481.3	+ 20.4 %
Pre-tax profit of fully consolidated companies (4)	1,125.3	1,322.1	+ 17.5 %
Net profit of fully consolidated companies	696.6	833.5	+ 19.7 %
Group share of net profit of equity associates	136.5	199.9	+ 46.5 %
Net profit before capital gains and losses, after minority interests	827.4	1,027.8	+ 24.2 %
Earnings per share (in €)	1.22	1.52	+ 24.2 %

(1)Provisional results.
(2)Including exchange rate gains and losses.
(4)*In accordance with French Regulation 99-02, employee profit sharing had been reclassified under Personnel expenses ; in addition, exceptional income and expenses linked to current operations have been reclassified under Other operating income and expenses.*

The Board of Directors has examined these provisional results on 21 February, 2001, in conjunction with the Statutory Auditors, and will approve them on 28 March 2001.

Contacts at L'ORÉAL

Shareholders and Market Authorities
Mr François ARCHAMBAULT
☎: +33(0)1.47.56.83.45
E-mail: info@loreal-finance.com

Financial Analysts and Institutional Investors
Mrs Caroline MILLOT
☎: +33(0)1.47.56.86.82
Fax: +33(0)1.47.56.80.02

Journalists
Mr Lorrain KRESSMANN
☎: +33(0)1.47.56.40.24
http://www.loreal.com

L'ORÉAL

4) Nomination of three Vice-Presidents (03/15/01)

L'Oreal S.A.
12g3-2(b) application
Document # 31

L'OREAL

NOMINATION OF THREE VICE-PRESIDENTS

Paris, March 15, 2001

Béatrice DAUTRESME, Director of Strategic Business Development and member of the Group Management Committee since autumn 2000, has been named Vice-President of L'Oréal, in charge of Strategic Business Development.

Mrs. DAUTRESME, who joined L'Oréal twenty-nine years ago, started out in Marketing Management of L'Oréal Paris in France, then spent nine years with L'Oréal USA as Managing Director of L'Oréal Cosmétique, before holding the position of International Managing Director of Helena Rubinstein until the end of 1999.

Giorgio GALLI, Managing Director of Corporate Communication and External Affairs and member of the Group Management Committee since October 2000, has been named Vice-President of L'Oréal, in charge of Corporate Communication and External Affairs.

Mr. GALLI, an Italian, began his career twenty-five years ago with L'Oréal Professional Products Division in Italy where he was Sales Director, before becoming Managing Director. He was subsequently appointed Deputy Managing Director of the Professional Products Division in Paris, and from 1991 until his current position, he was Managing Director of External Affairs for the Group.

Jean-Jacques LEBEL, Managing Director of the Professional Products Division and member of the Group Management Committee since January 2001, has been named Vice-President of L'Oréal, in charge of the Professional Products Division.

Mr. LEBEL, who has been with the Company for twenty years, has had a very international career : Managing Director of Consumer Products in Great Britain, then Managing Director of the Laboratoires Garnier in Paris, before spending nine years as Managing Director of L'Oréal's Consumer Products-Professional Products Company in Great Britain.
From May 1999 until his current position, Mr. Lebel was Managing Director of the Latin America Zone.

Contacts at L'ORÉAL

Journalists
M. Lorrain KRESSMANN
☎ : + 33(0)1.47.56.40.24
http://www.loreal.com

L'ORÉAL

RELEASE

02 DEC -9 AM 8:16

Clichy, Thursday 29th March, 2001
7.30 am

L'Oreal S.A.
12g3-2(b) application
Document # 32

L'ORÉAL

2000 results

Another year of strong growth confirmed

- **An all-time record increase in net profit before capital gains and losses and minority interests: +24.2%**
- **The dividend has risen sharply (+29.4%) and will be paid at an earlier date**

The Board of Directors of L'OREAL met on Wednesday 28th March 2001 under the chairmanship of Mr Lindsay OWEN-JONES and in the presence of the Statutory Auditors. The Board of Directors approved the group's consolidated financial statements and closed the L'OREAL S.A. parent company's financial statements for the fiscal year 2000.

	Amount in millions of euros	Growth 2000/1999
Sales	**12,671**	**+ 17.9%**
Adjusted operating profit (1)	1,481	+ 20.4%
Net profit before capital gains and losses after minority interests	**1,028**	**+ 24.2%**
Earnings per share (in euros)	**1.52**	**+ 24.2%**
Net dividend (in euros)	**0.44**	**+ 29.4%**

(1) Including exchange gains and losses.

An all-time record increase in profit

The certified results confirm those published on 22nd February 2001. The pre-tax profit of the fully consolidated companies amounted to 1.3 billion euros, an increase of 17.5%. For the sixteenth year in succession, double-digit growth in pre-tax profit was achieved.
Net profit before capital gains and losses and after minority interests was over one billioneuros, a rise of 24.2%.

A substantially increased dividend, to be paid at an earlier date

The Board of Directors has decided to propose to the Annual General Meeting, which is to be held on Tuesday 29th May 2001 at 10 am at UNESCO, 125 avenue deSuffren, 75007 Paris, a substantially increased dividend, to be paid at an earlier date.

The net dividend proposed is 0.44 euro (approximately FF 2.89), with a tax credit of 0.22 euro (approximately FF 1.44). This represents an increase of 29.4% compared with the net dividend of 0.34 euro paid last year, and is payable on 676,062,160 shares following the one-for-ten stock split of 3rd July 2000.
The dividend is to be paid on 8th June 2001, seven days earlier than in 2000.

L'ORÉAL

At the Annual General Meeting, the Board of Directors will propose that the terms of office of four directors should be renewed: Mrs Françoise BETTENCOURT MEYERS, Mr Peter BRABECK-LETMATHE, Mr François DALLE and Mr Jean-Pierre MEYERS.

Mr Guy LANDON, Board Member, which term of office will expire on the Annual General Meeting of May, 2001, desired not to renew it. The Board of directors thanked sincerely Mr Guy LANDON for his contribution, during many years, to the group's expansion.

The Board of Directors will also ask the Annual General Meeting to appoint Mr Jean-Paul PICARD as Substitute Auditor to replace Mr Etienne JACQUEMIN, the latter having been appointed Statutory Auditor to replace Mr Patrice de MAISTRE, who asked to be relieved of his duties.

The draft resolutions and entrance conditions will be indicated in the notice to attend and the legal documents provided for the Annual General Meeting.

Contacts at L'ORÉAL

Shareholders and Market Authorities
Mr François ARCHAMBAULT
☎: +33(0)1.47.56.83.45
E-mail: info@loreal-finance.com

Financial Analysts and Institutional Investors
Mrs Caroline MILLOT
☎: +33(0)1.47.56.86.82
Fax: +33(0)1.47.56.80.02

Journalists
Mr Lorrain KRESSMANN
☎: +33(0)1.47.56.40.24
http://www.loreal.com

For further information, please consult your bank, stockbroker or other financial intermediary, your usual newspapers, or the Internet site for shareholders and investors http://www.loreal-finance.com; **alternatively, ring the** local-rate call centre: +33 1 58 13 51 36-

The main part of the annual presentation of financial results 2000 will be broadcast live online on the www.loreal-finance.com site on Thursday 5th April 2001 from 9.45am onwards.

L'OREAL – 41 rue Martre – 92117 CLICHY–France

L'ORÉAL

Clichy, 5th April 2001
(8.00 a.m.)

02 DEC -9 AM 8:16

INFORMATION RELEASE

L'Oreal S.A.
12g3-2(b) application
Document #33

L'ORÉAL

FIRST QUARTER 2001 SALES
EUR 3.4 BILLION : + 12.7%

Consolidated sales of L'ORÉAL at 31st March, 2001 totalled EUR 3,404 billion.

The increase compared with the first quarter 2000 is 12.7%.

Foreign exchange had a positive impact of 1.2%.

On a like-for-like basis, i.e., with identical structure and exchange rates, the increase of consolidated sales of the Group rose 7.7% and excluding currency effects 11.5%.

The increase in Group sales per main branch was as follows:

	Published figures	Excluding currency effect
Cosmetics	+ 12.9%	+ 11.7%
Dermatology	+ 7.2%	+ 4.0%

CONTACTS AT L'ORÉAL

SHAREHOLDERS AND MARKET AUTHORITIES
MR François ARCHAMBAULT
☎: +33(0)1.47.56.83.45
E-mail: info@loreal-finance.com

FINANCIAL ANALYSTS AND INSTITUTIONAL INVESTORS
MRS Caroline MILLOT
☎: +33(0)1.47.56.86.82
Fax: +33(0)1.47.56.80.02

JOURNALISTS
MR Lorrain KRESSMANN
☎: +33(0)1.47.56.40.24
http://www.loreal.com

For further information, please consult your bank, stockbroker or other financial intermediary, your usual newspapers, or the Internet site for shareholders and investors http://www.loreal-finance.com; **alternatively, ring the** local-rate call centre: +33 1 58 13 51 36-

The main part of the annual presentation of financial results 2000 will be broadcast live online on the www.loreal-finance.com site on Thursday 5th April 2001 from 9.45 am onwards.

L'OREAL – 41 rue Martre – 92117 CLICHY–France

a) 2001 first quarter Sales published on 04/5th/01

l S.A.
(b) application
ıent # 34

02 DEC -9 AM 8:27

L'ORÉAL

Financial Information Meeting

Thursday, 5th of April, 2001

1) 2000 annual results Presentation
(04/05th/01)

ORÉAL

Consolidated Group sales at 31st December, 2000

(in billions of euros)



9.6
bn €
10.8
bn €
12.7
bn €
1998
o forma
1999
2000

- **Growth:** + 17.9%
  - exchange rate impact: + 7.4%
- **Growth excluding exchange rate impact:** + 10.5%
  - external growth impact: + 2.1%

ORÉAL

Breakdown of currencies in 2000 Consolidated sales

Euro

- Germany
- Austria
- Belgium
- Spain
- Finland
- France
- Eire
- Italy
- Luxembourg
- Netherlands
- Portugal



41%
29%
US Dollar
3%
Yen
27%
Other currencies

ƆORÉAL

Consolidated sales
at 31st December, 2000 by branch
(in millions of euros)

	1998 Pro forma	1999	2000
nsolidated Total owth	9,588 -	10,751 + 12.1%	12,671 + 17.9%

Cosmetics

Dermatology



9,369
+ 9.4%
151
+ 24.9%
10,481
+ 11.9%
199
+ 31.6%
12,317
+ 17.5%
263
+ 32.2%

ORÉAL

2000 Consolidated cosmetics sales by division

	Amount (M€)	Growth	
		consolidated figures	like-for-like basis
nsumer Products	6,745	+ 14.8%	+ 6.5%
xury Products	3,385	+ 19.8%	+ 10.8%
ofessional Products	1,518	+ 27.7%	+ 8.5%
tive Cosmetics	574	+ 15.1%	+ 12.0%
her Cosmetics	95	+ 4.0%	+ 1.8%
smetics Total	12,317	+ 17.5%	+ 8.1%

DRÉAL

2000 consolidated cosmetics sales by geographical zone

	Amount (M€)	Growth consolidated figures	Growth like-for-like basis	Weight
stern Europe	6,234	+ 6.0%	+ 5.1%	50.6%
rth America	3,733	+ 31.4%	+ 8.0%	30.3%
st of the world	2,350	+ 33.4%	+ 17.3%	19.1%
tal	12,317	+ 17.5%	+ 8.1%	100%

)RÉAL

2000 consolidated cosmetics sales in the rest of the world

	In euros millions	Growth in comparable basis	Growth in consolidated figures
Japan	407	+22.2%	+46.4%
Rest of Asia	469	+15.6%	+32.8%
Latin America	791	+11.2 %	+29.4%
Eastern Europe	239	+37.3%	+40.1%
Other countries	444	+17.2%	+27.4%
Total Rest of the world	2,350	+17.3 %	+33.4%

ORÉAL

World cosmetics market 2000

(in billions of euros)

	2000* (bn €)	Growth excluding exchange rate impact
estern Europe	27.9	+ 4.6%
rth America	27.4	+ 4.6%
pan	14.4	- 1.6%
st of the world	25.3	+ 9.1%
otal	**95.1**	**+ 4.8%**

mporary estimation, excluding soaps and toothpastes

ORÉAL

From consolidated sales to adjusted operating profit (1)

(in millions of euros)

	1999(2)	2000	Growth
les	10,751	12,671	+ 17.9%
Purchases and variations in stock	- 2,039	- 2,307	+ 13.2%
External charges	- 5,103	- 5,989	+ 17.4%
Personnel charges	- 1,882	- 2,218	+ 17.8%
Other operating expenses - net	- 461	- 616	+ 33.6%
erating profit	1,266	1,541	+ 21.7%
Exchange gains and losses	- 36	- 60	-
justed operating profit (1)	1,230	1,481	+ 20.4%
% of sales	11.4%	11.7%	-

perating profit including exchange gains and losses
accordance with the French Regulation 99-02, employee profit sharing had been reclassified der Personnel expenses ; in addition, exceptional income and expenses linked to current operations ve been reclassified under Other operating income and expenses.

)RÉAL

Adjusted operating profit (1) by branch 2000

(in millions of euros)

	1999	% of sales	2000	% of sales	Growth
smetics	1,196	11.4%	1,426	11.6%	+ 19.3%
matology (2)	39	19.9%	57	21.8%	+ 45.2%
oup Total		11.4%		11.7%	

)perating profit including exchange gains and losses
iroup share, i.e. 50 %

ORÉAL

Cosmetics branch - adjusted operating profit by geographical zone *

(in % of sales)

	1999*	2000
tern Europe	13.5%	13.6%
h America	11.7%	11.9%
t of the world	3.8%	5.7%
smetics Total	11.4%	11.6%

ordance with the French Regulation 99-02, employee profit sharing had been reclassified under nnel expenses ; in addition, exceptional income and expenses linked to current operations have been sified under Other operating income and expenses.

)RÉAL

From adjusted operating profit to net profit fore capital gains and losses, after minority interests

(in millions of euros)

	1999	2000	Growth
usted operating profit	1,230	1,481	+ 20.4%
Net financial expenses	- 105	- 159	+ 52.2%
-tax profit of fully solidated companies	1,125	1,322	+ 17.5%
Income tax	- 428	- 489	+ 14.0%
profit of fully solidated companies	697	833	+ 19.7%
up share of net profit quity associates	136	200	+ 46.5%
profit before capital gains losses and minority interests	833	1,033	+ 24.0%
Minority interests	- 6	- 5	-
profit before capital gains losses, after minority interests	827	1,028	+ 24.2%

ORÉAL

From net profit before capital gains and losses and minority interests to net book profit after minority interests

(in millions of euros)

	1999	2000	Growth
t profit before capital gains d losses and minority interests	833	1,033	+ 24.0%
osses on disposal of fixed assets net	- 2	- 10	-
estructuring costs	- 31	- 24	-
mortisation of goodwill	- 7	- 24	-
et book profit efore minority interests	793	975	+ 22.9%
linority interests	- 6	- 6	-
t book profit er minority interests	787	969	+ 23.1%

ORÉAL

Evolution of earnings per share

	1999	2000	Growth
t profit before capital gains d losses, after minority interests M€)	827	1,028	+ 24.2 %
umber of shares outstanding *	676,062,160	676,062,160	-
rnings per share (in €)	1.22	1.52	+ 24.2 %

er the 10-for-1 share split of 3rd July, 2000

ORÉAL

Evolution of the balance sheet

(in millions of euros)

1999 : 10,879 2000 : 13,635 + 25.3%



ASSETS
LIABILITIES
fixed assets
Stocks and debtors
Gross cash
Other
5,918
3,865
1,080
16
7,605
4,426
1,588
16
5,798
10
501
1,914
2,639
17
6,591
10
722
3,424
2,882
6
Shareholders' equity
Minority interests
Provisions
Debts
Current liabilities
Other
1999*
2000
1999*
2000

* New accounting reference

ORÉAL

2000 Source and application of funds

(in millions of euros)

2000 Cash Flow = 1,295 + 31.6%



SOURCE
APPLICATIONS
Net book profit
ly consolidated
companies
Amortisation
and provisions
656
328
769
526
347
- 34
105
566
406
- 49
404
534
Capital expenditure
Dividends received from
equity associates
Change in working
capital requirement
Operating cash flow
1999*
2000
1999*
2000

* New accounting reference

ORÉAL

2000 / 1995 Main indicators

	1995	1996	1997	1998	1999	2000
olidated sales €)	6,724	7,611	8,749	9,588	10,751	12,671
rofit before capital gains osses, after minority ests (in M€)	515	568	641	719	827	1,028
ngs per share (in €)	0.76	0.84	0.95	1.06	1.22	1.52
ividend per share (in €)	0.18	0.21	0.24	0.28	0.34	0.44*

posed

)RÉAL

Consolidated group sales

1st quarter, 2001

(in millions of euros)

	Sales	growth	Growth excluding exchange rate impact
smetics	3,321	+ 13.0%	+ 11.8%
rmatology	63	+ 7.3%	+ 4.1%
onsolidated	3,408	+ 12.8%	+ 11.6%

ORÉAL

Consolidated cosmetics sales
1st quarter, 2001 by division

	Like-for-like growth
nsumer Products	+ 7.1%
xury Products	+ 8.3%
ofessional Products	+ 10.2%
tive Cosmetics	+ 7.6%
osmetics Total	+ 7.9%

)RÉAL

Consolidated cosmetics sales 1st quarter, 2001 by geographical zone

	Growth consolidated figures	Growth like-for-like basis
stern Europe	+ 4.5%	+ 4.7%
th America	+ 29.2%	+ 9.7%
st of the world	+ 15.1%	+ 15.2%
smetics Total	+ 13.0%	+ 7.9%

L'ORÉ@L

nttp:// www.loreal-finance.com

L'ORÉAL

02 DEC -9 AM 8:27

PRESS RELEASE

L'Oreal S.A.
12g3-2(b) application
Document # 35

17h45

L'Oréal Acquires BioMedic

Paris, 9th May 2001 - The L'Oréal Group and the CosMedic Concepts company have just signed an agreement. According to the terms of the agreement, the CosMedic Concepts company yields its BioMedic brand and range of products to L'Oréal.

Located in Phoenix, Arizona, BioMedic was founded in 1990 by Cristina Carlino and David Watson. It is specialized in skin care products to accompany dermatology and plastic surgery treatments.

BioMedic, whose range includes 60 products, is present in 1,500 doctors offices throughout the U.S.A. The brand is furthermore distributed in 25 countries. The company achieved a turnover of about 14 million euros in 2000, of which 17% originated outside the United States.

"*This acquisition will strengthen L'Oréal's product portfolio in the dermocosmetics and will accelerate our expansion in this rapid growth market*," indicated Guy Peyrelongue, President and CEO of L'Oréal U.S.A.

The international development of BioMedic will be driven by LA ROCHE POSAY, a brand of cosmetic products developed especially for dermatologists. Present in 30 countries, the brand is part of L'Oréal's Active Cosmetics department.

"*The acquisition of the leading American brand of cosmetics designed for use by dermatologists and plastic surgeons, in association with L'Oréal research, will provide L'Oréal with a powerful position in this potentially strong market throughout the world*," stated Laurent Attal, managing director of L'Oréal's Active Cosmetics department.

Contacts at L'ORÉAL

Shareholders and Market Authorities
Mr François ARCHAMBAULT
☎: +33(0)1.47.56.83.45
E-mail: info@loreal-finance.com

Financial Analysts and Institutional Investors
Mrs Caroline MILLOT
☎: +33(0)1.47.56.86.82
Fax: +33(0)1.47.56.80.02

Journalists
Mr Lorrain KRESSMANN
☎: +33(0)1.47.56.40.24
http://www.loreal.com

L'OREAL – 41 rue Martre – 92117 CLICHY–France

5)1 L'Oreal acquires Biomedic

L'ORÉAL

Clichy, Tuesday 29th May, 2001
approx. 1 pm

NEWS RELEASE

L'Oreal S.A.
12g3-2(b) application
Document # 36

02 DEC -9 AM 8:27

L'ORÉAL

ANNUAL GENERAL MEETING

Net profit: +24.2%
Dividend: +29.4%
Payable on 8th June, 2001

The Annual General Meeting of L'OREAL was held at the headquarters of UNESCO in Paris on Tuesday 29th May, 2001 under the chairmanship of Mr Lindsay OWEN-JONES, Chairman and Chief Executive Officer. During his speech, he said: **"2000 was a historical year for L'Oréal, our growth rate set an all-time record level...Our confidence is further strengthened for 2001".**

The AGM approved the financial statements for 2000. Consolidated sales amounted to Eur 12.67 billion (FF 83.12 billion). Net profit on ordinary activities before capital gains and losses, after minority interests, was over Eur 1 billion (FF 6.74 billion), giving Earnings per Share of Eur 1.52 (FF 9.96), representing an increase of 24.2%, and double-digit growth for the sixteenth year in succession.

The AGM decided on a net dividend of Eur 0.44 per share (approximately FF 2.89), which, by decision of the Board of Directors, will be paid on 8th June, 2001 by any financial intermediary. The dividend growth rate compared with 1999 is 29.4%, and the payment date is much earlier than usual.

The AGM renewed the tenure of four directors: Madame Françoise BETTENCOURT MEYERS, Mr Peter BRABECK-LETMATHE, Mr François DALLE and Mr Jean-Pierre MEYERS. Mr Guy LANDON, after a long career for which he received the congratulations of the Board of Directors, did not wish to have his tenure renewed.

The AGM also appointed Mr Jean-Pierre PICARD as Substitute Auditor to replace Mr Etienne JACQUEMIN. The latter was appointed Staturory Auditor to replace Mr Patrice de MAISTRE, who resigned for personal reasons.

Furthermore, the AGM renewed the authorisation usually granted to the Board of Directors for a period of 18 months enabling it to buy back the company's own shares up to a limit of 6% of the share capital.

Contacts at L'OREAL

Shareholders and Regulatory Authorities
Mr François ARCHAMBAULT
Tel.: 0.33.01.47.56.83.45
http://www.loreal-finance.com

Analysts and Institutional Investors
Ms Caroline MILLOT
Tel.: 00.33.1.47.56.86.82
Fax : 00.33.1.47.56.80.02

Journalists
Mr Lorrain KRESSMANN
Tel : 00.33.1.47.56.40.24
http://www.loreal.com

For further information, please consult the Internet financial site, http://www.loreal-finance.com (e-mail : info@loreal-finance.com) or call the local-rate number: 00.33.1.58.13.51.36

L'OREAL – 41 rue Martre – 92117 CLICHY - FRANCE - Tel : 00.33.1.47.56.70.00 – Fax : 00.33.1.47.56.80.02

a) 2001 Annual General Meeting
published on 05/29th/01

L'ORÉAL

L'Oreal S.A.
12g3-2(b) application
Document # 37

02 DEC -9 AM 8:27

PRESS RELEASE

Brazil: acquisition of Colorama brand

Paris, 2nd July 2001 - The L'Oréal group announces signing a binding agreement for the acquisition of Colorama, the brazilian mass-market make-up and shampoo brand, from Revlon.

Launched in 1976, the brand is number one on the Brazilian nail varnish market and holds a leading position in shampoo products.

Colorama net sales for the year 2000 amounted to brazilian reals 80 million, that is to say, 40 million euros, converted at the present rate of exchange of 1 euro=1,98 real.

"*With this acquisition, L'Oréal has strengthened the position it already holds in the Brazilian mass-market make-up sector with Maybelline*," said Joseph Bitton, Managing Director of L'Oréal's Latin American operations.

The acquisition's total amount of 64 million euros includes the industrial plant in Sao Paulo. The plant will increase the group's production capacity, enabling it to keep pace with the rapid expansion of L'Oréal brands already marketed in Brazil.

Transfer of ownership will take place on completion of the various measures necessary to finalise the deal.

L'Oréal has been operating in Brazil since 1960, in salon products with L'Oréal Professionnel and Redken, in the mass-market sector with L'Oréal Paris, Maybelline and Garnier, in luxury products with Lancôme, Helena Rubinstein, Biotherm, Armani Ralph Lauren and Cacharel fragrances, and in dermocosmetics with La Roche Posay.

Contacts at L'ORÉAL

Shareholders and Market Authorities
Mr François ARCHAMBAULT
☎: +33(0)1.47.56.83.45
E-mail: info@loreal-finance.com

Financial Analysts and Institutional Investors
Mrs Caroline MILLOT
☎: +33(0)1.47.56.86.82
Fax: +33(0)1.47.56.80.02

Journalists
Mr Lorrain KRESSMANN
☎: +33(0)1.47.56.40.24
http://www.loreal.com

L'OREAL – 41 rue Martre – 92117 CLICHY–France

L'Oreal S.A.
12g3-2(b) application
Document # 38

c) 2001 first half sales published
on 07/12th/01
Strong growth in 2001 first half
sales: €7 billion, up by 13.5%

L'ORÉAL

02 DEC -9 AM 8:38

Clichy, Thursday 12st July, 2001
7 a.m.

PRESS RELEASE

L'OREAL

Strong growth in 2001 first half sales: EUR 7 billion, up by 13.5%

L'OREAL's consolidated sales for the first half 2001 totalled EUR 6.98 billion.

Sales growth compared with the first half 2000 is 13.5%.

Exchange rate fluctuations had a positive impact of 1.8 %.

On a like-for-like basis, i.e. with identical structure and exchange rates, consolidated sales rose by 7.8%, and, excluding currency effects, by 11.7%.

Sales growth per main branch is as follows:

	consolidated figures	excluding currency effects
• Cosmetics	+ 13.4%	+ 11.6%
• Dermatology	+ 16.8%	+ 12.8%

L'OREAL benefited from a positive structural effect of 3.9% in the first half 2001 due to the consolidation of acquisitions carried out in 2000.

The acquisitions consolidated in 2000 were Laboratoires Ylang (February), Kiehl's (June), Matrix (July), Carson (August) and Respons (December).
The 35% stake in Shu Uemura will be accounted for by the equity method in 2001.

Commenting on these figures, Mr Lindsay OWEN-JONES, Chairman and CEO of L'OREAL, pointed out that " the group has succeeded in maintaining the high rate of organic growth recorded in the first quarter. This achievement strengthens our confidence for the year as a whole".

Contacts at L'ORÉAL

Shareholders and Market Authorities
Mr François ARCHAMBAULT
☎: +33(0)1.47.56.83.45
E-mail: info@loreal-finance.com

Financial Analysts and Institutional Investors
Mrs Caroline MILLOT
☎: +33(0)1.47.56.86.82
Fax: +33(0)1.47.56.80.02

Journalists
Mr Lorrain KRESSMANN
☎: +33(0)1.47.56.40.24
http://www.loreal.com

L'ORÉAL

Press release

5.30 PM

02 DEC -9 AM 8:38

L'ORÉAL

L'Oreal S.A.
12g3-2(b) application
Document # 39

L'Oréal plans to sell Lanvin

Paris, 12th July, 2001 - After selling its 49% stake in the Marie Claire group a few months ago, the L'Oréal group plans to sell 100% of the equity of Lanvin S.A. and its worldwide subsidiaries to continue refocussing on its core business. The intended purchaser is a group of investors, who have formed the holding company Harmonie S.A.. The group includes :

- Mrs Shaw-Lan Wang, shareholder and leading figure of a press group international,
- the Bio-Mérieux-Pierre Fabre group,
- the Marcel Dassault industrial group,
- the Young Brothers group,
- the AXA group, as financial investor.

According to Gilles Weil, L'Oréal vice-president in charge of the luxury products division and chairman of Lanvin: *"For L'Oréal, Lanvin has represented an "opening" to the world of fashion. All over the world, and particularly in Asia, the image of Lanvin has been restored, enhanced and modernized in recent years. It is clear that a group wholly dedicated to developing the brand in the long-term, and with the necessary stature and high level of professional expertise, will successfully continue the work of stimulation on which a substantial start has already been made."*

The consolidated sales of Lanvin S.A. and its subsidiaries for 2000 totalled EUR 50 million, representing 0.4% of L'Oréal's consolidated sales.

The group of investors set to purchase Lanvin has indicated that it has global ambitions for Lanvin, which will include in the future the take over of the fragrance business after a period of transition. For 2000, this fragance activity sales totalled EUR 26 million, representing 0.2% of L'Oréal's consolidated sales.

CONTACTS AT L'ORÉAL

SHAREHOLDERS AND MARKET AUTHORITIES
MR François ARCHAMBAULT
☎: +33(0)1.47.56.83.45
E-mail: info@loreal-finance.com

FINANCIAL ANALYSTS AND INSTITUTIONAL INVESTORS
MRS Caroline MILLOT
☎: +33(0)1.47.56.86.82
Fax: +33(0)1.47.56.80.02

JOURNALISTS
MR Lorrain KRESSMANN
☎: +33(0)1.47.56.40.24
http://www.loreal.com

L'OREAL – 41 rue Martre – 92117 CLICHY–France

7) L'Oréal plans to sell Lanvin (07/12/01)

L'ORÉAL

02 DEC -9 AM 8:38

PRESS RELEASE

L'Oreal S.A.
12g3-2(b) application
Document # 40

Friday August 31st 2001
8:30 am

L'ORÉAL

L'OREAL gains 100% ownership of its Japanese business

Paris, Friday August 31st 2001. L'OREAL, which currently holds 96.8 % of its Japanese subsidiary NIHON L'OREAL KK, has reached an agreement to acquire the remaining shares before 2003.

These shares are currently owned by the minority shareholder KOSE CORPORATION and represent 3.2 % of L'OREAL's Japanese subsidiary.

This transaction, which completes the general agreement reached on March 1995, totals 8.863 billion yen.

Contacts at L'OREAL

International Financial Information
Mr. François ARCHAMBAULT
☎ : +33.1.47.56.83.45
E-mail : info@loreal-finance.com

Investor Relations
Ms Caroline MILLOT
☎ : +33.1.47.56.86.82
Fax : +33.1.47.56.80.02

Press Relations
Mr. Lorrain KRESSMANN
☎ : +33.1.47.56.40.24
http://www.loreal.com

8) L'Oréal gains 100% ownership of its Japanese

L'Oreal S.A.
12g3-2(b) application
Document # 41

f) 2001 first half results
published on 09/4th/01
Strong growth in half-year
earnings. Net profit up by 26.3%

L'ORÉAL

Clichy, Tuesday 4 September, 2001
8:30am

NEWS RELEASE

L'ORÉAL

STRONG GROWTH IN HALF-YEAR EARNINGS:

NET PROFIT UP BY 26.3%

- The group's **consolidated net sales** at 30 June, 2001 amounted to € 6.98 billion. Sales growth was 13.5% compared with the 1st half of 2000.

- **Net profit before capital gains and losses after minority interests**, used to compute earnings per share, amounted to € 587.1 million, growing by 26.3%. This figure does not include non-recurrent items, and in particular the net capital gain recorded on the disposal of the investments in Marie-Claire and Lanvin. This gain is included in the net book profit after minority interests, which amounted to € 700.7 million, an increase of 52.9%.

According to Mr Lindsay OWEN-JONES, Chairman and Chief Executive Officer of L'Oréal, **"despite the less favourable economic climate in the main markets, L'Oréal was able to maintain strong growth in sales and profit.**

While these figures cannot be extrapolated directly, they are extremely encouraging, and allow us to look forward to get another year of strong internal growth and improvement in margins. The 2001 fiscal year should therefore be a very good year for L'Oréal."

Strong growth in sales

New products

- The brands concentrated their product launches on the group's core business segments: colourants, make-up, hair care, skin care and perfumes. Amongst others, there were successful launches for the colourants Open by L'Oréal Paris and Lumia by Garnier, Smooth Result foundation by Maybelline, the Oleo-Relax hair care line by Kerastase, Age Fitness skin care from Biotherm and the Emporio White fragrance by Giorgio Armani.
- Following the success of the Age Perfect skin care line by L'Oréal Paris, several other products were launched to take advantage of the high potential of the "baby boomers" market: Absolue by Lancôme, Novadiol by Vichy and the new shampoo line Elsève Regenium by L'Oréal Paris.

Sustained growth in the United States

- L'Oréal achieved 30% sales growth in the United States thanks to acquisitions, and by gaining large market shares, particularly in colourants and in perfumes, where for the first time ever L'Oréal succeeded in putting four of its women's perfumes into the top ten chart.

Major successes in new markets

- In China, where the group's sales increased by more than 20%, Lancôme became the number one brand in the main department stores, while Maybelline further consolidated its leadership

- The group is continuing to systematically introduce its core brands into new countries: Garnier in Korea, Vichy in Mexico, La Roche Posay in Hungary, and Helena Rubinstein in China.

In the cosmetics sector, sales trends by geographical zone at 30 June, 2001 were as follows:

	At 30 June 2001 (€ millions)	Growth on a comparable basis	Growth based on consolidated figures
Western Europe	3,462.7	+4.6%	+4.8%
North America	2,104.3	+9.3%	+29.8%
Rest of the World	1,227.9	+14.5%	+15.0%
Cosmetics total	**6,794.9**	**+7.7%**	**+13.4%**

Strong increase in operating profit

Adjusted operating profit increased by 23.0% to € 814.4 million. It represented 11.7% of consolidated sales, compared with 10.8% at end-June 2000.

Adjusted operating profit (1) by sector

	At 30 June 2000	As % of sales	At 30 June 2001	As % of sales
Cosmetics	€ 631.3 m	10.5%	€ 790.3 m	11.6%
Dermatology (2)	€ 32.9 m	28.1%	€ 25.7 m	18.8%
Consolidated total	**€ 661.9 m**	**10.8%**	**€ 814.4 m**	**11.7%**

(1) Operating profit including exchange rate gains and losses.
(2) Group share, i.e. 50%.

The net financial charge, excluding exchange rate gains and losses, amounted to € 87.3 million compared with € 60.2 million at end-June 2000, due to acquisitions carried out mainly in the second half of 2000.

Consequently, the pre-tax profit of fully consolidated companies amounted to € 727.1 million, an increase of 20.8%.

Corporate taxes at group level increased 16.6% to € 261.4 million.

Net profit before capital gains and losses of the fully consolidated companies was thus € 465.7 million, an increase of 23.4%.

L'ORÉAL

Substantial contribution from equity affiliates

The group share of net profit of equity affiliates amounted to € 126.2 million. The contribution of SANOFI-SYNTHELABO to consolidated profit was € 125.7 million, an increase of 47.5%.

Main half-year indicators

	At 30 June 2000 (2)	At 30 June 2001	Growth
	in € millions		
Consolidated sales	**6,149.9**	**6,978.3**	**+13.5%**
Operating profit	690.2	792.4	+14.8%
Adjusted operating profit (1)	661.9	814.4	+23.0%
Pre-tax profit of fully consolidated companies	601.7	727.1	+20.8%
Net profit of fully consolidated companies	377.6	465.7	+23.4%
Group share of net profit of equity affiliates	91.0	126.2	+38.6%
Net profit before capital gains and losses and minority interests	468.6	591.9	+26.3%
Net profit before capital gains and losses after minority interests	**464.9**	**587.1**	**+26.3%**

(1) Operating profit including exchange rate gains and losses.
(2) Some subsidiaries have reclassified their accounts to comply with the group's accounting plan. These reclassifications do not affect the group's earnings levels.

Contacts at L'ORÉAL

Shareholders and Market Authorities
Mr François ARCHAMBAULT
☎ : 01.47.56.83.45
E-mail: info@loreal-finance.com

Analysts and Institutional Investors
Mrs Caroline MILLOT
☎ : 01.47.56.86.82
Fax: 01.47.56.80.02

Journalists
Mr Lorrain KRESSMANN
☎ : 01.47.56.40.24
http://www.loreal.com

For more information, please contact your bank, stockbroker or financial institution, or consult your usual newspapers and the Internet site for shareholders and investors http://www.loreal-finance.com; ***alternatively, call the*** *local-rate number: 0 800 66 66 66* - **L'OREAL – 41 rue Martre – 92117 CLICHY–France**

2001

Half-Year Results

September, 2001

L'ORÉAL



2) 2001 half year results Presentation (09/04th/01)

Consolidated Group sales at 30th June, 2001



In billions of euros



6.15
bn €
6.98
bn €
At the end of June 2000
At the end of June 2001

Growth

consolidated figures: + 13.5%

Exchange rate impact: + 1.8%

Growth

excluding exchange rate impact: + 11.7%

External growth impact: + 3.9%

Monetary effects evolution at the end of June, 2001



2000
2001
102
101
100
99
98
97
96
+ 1.8 %
Jan.
Feb.
March
Apr.
May
June
July
Aug.
Sept.
Oct.
Nov.
Dec.

2001/2000 consolidation rates evolution at 30th June, 2001



Currencies	As % of consolidated sales at 30.06.01	Average monthly rate (in €) 2001	Average monthly rate (in €) 2000	Growth 2001/2000
US Dollar	29.1%	1.129	1.053	+ 7.2%
Pound Sterling	4.6%	1.616	1.645	- 1.7%
Yen (100)	2.8%	0.934	0.988	- 5.5%
Canadian Dollar	2.6%	0.735	0.717	+ 2.7%
Mexican Peso	2.2%	0.120	0.111	+ 8.5%
Real (Brasil)	1.5%	0.522	0.587	- 11.1%
Swiss Franc	1.4%	0.654	0.631	+ 3.6%
Argentinian Peso	1.0%	1.129	1.053	+ 7.2%
Rouble	0.7%	0.039	0.037	+ 5.7%

Consolidated sales by branch at the end of June, 2001



n millions of euros

	Sales	Growth: Consolidated figures	Growth: Excluding exchange rate impact
Cosmetics	6,795	+13.4%	+11.7%
Dermatology	137	+16.8%	+12.8%
Consolidated	**6,978**	**+13.5%**	**+11.7%**

Cosmetic sales at 30th June, 2001



In billions of euros



5.99
bn €
6.79
bn €
At the end
of June 2000
At the end
of June 2001

Growth
consolidated figures: + 13.4%
Exchange rate impact: + 1.7%

Growth
excluding exchange rate impact: + 11.7%
External growth impact: + 4.0%

Consolidated cosmetics sales by division at the end of June, 2001

(in millions of euros)



	30.06.2000	30.06.2001	Growth: In consolidated figures	Growth: Like-for-like basis
Consumer Products	3,376	3,759	+ 11.3%	+ 7.6%
Luxury Products	1,551	1,693	+ 9.2%	+ 7.1%
Professional Products	690	923	+ 33.7%	+ 8.8%
Active Cosmetics	326	369	+ 13.2%	+ 9.4 %
Other cosmetics	50	51	+ 0,6 %	+ 0.9%
TOTAL	5,993	6,795	+ 13.4%	+ 7.7%

7

Consolidated cosmetics sales by geographical zone at the end of June, 2001



	Amount (M€)	Growth: Consolidated figures	Growth: Like-for-like basis
Western Europe	3,462.7	+4.8%	+4.6%
North America	2,104.3	+29.8%	+9.3%
Rest of the world	1,227.9	+15.0%	+14.5%
Total	**6,794.9**	**+13.4%**	**+7.7%**

Dermatology sales at the end of June, 2001



In millions of euros



116.9 Mn €
136.6 Mn €
At the end of June 2000
At the end of June 2001

Growth
consolidated figures: + 16.8%

Exchange rate impact: + 4.0%

Growth
excluding exchange rate impact : + 12.8%

From consolidated sales to adjusted operating profit[(1)]



In millions of euros	30.06.2000[(2)]	30.06.2001	*Growth*
Sales	**6,149.9**	**6,978.3**	**+13.5%**
Purchases and variations in stock	-1,138.5	-1,299.6	+14.1%
External charges	-2,935.9	-3,217.6	+9.6%
Personnel charges	-1,109.7	-1,319.0	+18.9%
Other operating expenses - net	-275.6	-349.7	+26.9%
Operating profit	**690.2**	**792.4**	**+14.8%**
Exchange gains and losses	-28.3	+22.0	-
Adjusted operating profit [(1)]	**661.9**	**814.4**	**+23.0%**
In % of sales	10.8%	11.7%	-

(1) Operating profit including exchange gains and losses
(2) Some subsidiaries have reclassified their accounts to comply with the group's accounting plan. These reclassifications do not affect the group's results

Adjusted operating profit(1) by branch



In millions of euros

	At 30.06.2000	In % of sales	At 30.06.2001	In % of sales
Cosmetics	631.3	10.5%	790.3	11.6%
Dermatology	32.9	28.1%	25.7	18.8%
Consolidated total	661.9	10.8%	814.4	11.7%

(1) Operating profit including exchange gains and losses.
(2) Group's share, i.e. 50%.

From adjusted operating profit to net profit before capital gains and losses, after minority interests



In millions of euros	30.06.2000	30.06.2001	*Growth*
Adjusted operating profit (1)	**661.9**	**814.4**	**+23.0%**
Net financial expenses	-60.2	-87.3	+44.9%
Profit before taxation of fully consolidated companies	**601.7**	**727.1**	**+20.8%**
Income tax	-224.1	-261.4	+16.6%
Net profit of fully consolidated companies	**377.6**	**465.7**	**+23.4%**
Group's share of net profit before capital gains and losses and minority interests of equity affiliates	+91.0	+126.2	+38.6%
Net profit before capital gains and losses and minority interests	**468.6**	**591.9**	**+26.3%**
Minority interests	-3.7	-4.8	-
Net profit before capital gains and losses and after minority interests	**464.9**	**587.1**	**+26.3%**

 (1) Operating profit including exchange gains and losses.

From net profit before capital gains and losses after minority interests to net book profit after minority interests



In millions of euros

	2000	2001	*Growth*
Net profit before capital gains and losses and minority interests	**464.9**	**587.1**	**+26.3%**
Capital gains and losses on disposals of fixed assets net	**+2.2**	**+144.3**	**-**
Restructuring costs net	**-4.9**	**-13.8**	**-**
Amortisation of goodwill	**-4.0**	**-16.9**	**-**
Net book profit after minority interests	**458.2**	**700.7**	**+52.9%**

Consolidated balance sheet at the end of June, 2001



In millions of euros

ASSETS	31.12.2000 (1)	30.06.2001	LIABILITIES	31.12.2000 (1)	30.06.2001
			Shareholder 's equity	6,240	6,837
Fixed assets	7,605	7,979			
			Minority interests	10	12
Current assets	6,216	6,948			
Others	16	17	Provisions for liabilities and charges	1,357	1,499
			Debts and others	6,230	6,596
Total assets	13,837	14,944	Total liabilities	13,837	14,944

(1) The balance sheet has been retreated to take into account, at the 1st January 2001, the impact of the "retirements commitment and advantages" on the consolidated financial statements

Source and application of funds



In millions of euros

SOURCES	31.12.2000	30.06.2001	APPLICATIONS	31.12.2000	30.06.2001
			Capital expenditure	405.8	241.0
Net book profit before minority interests of fully consolidated companies	769.4	573.9	Dividends received from equities associates	- 49.1	- 62.9
Net gains and losses	+ 15.8	- 139.0	Change in working capital requirement	395.7	92.4
Amortisation and provisions	501.0	261.2	Operating cash flow	533.8	425.6

	31.12.2000	30.06.2001
Cash flow	1 286.2	696.1

Main indicators at the end of June, 2001



	30.06.2000 (2)	30.06.2001	*Growth*
Consolidated sales (in M€)	6 149,9	6 978,3	+ 13,5 %
Adjusted operating profit (1)			
in M€	661,9	814,4	+ 23,0 %
in % of sales	10,8 %	11,7 %	
Net profit before capital gains and losses and minority interest of fully consolidated companies (2)			
in M€	377,6	465,7	+ 23,4 %
in % of sales	6,1%	6,7%	
Net profit before capital gains and losses and minority interests			
in M€	468,6	591,9	+ 26,3 %
in % of sales	7,6 %	8,5 %	

(1) Operating profit including exchange gains and losses
(2) Some subsidiaries have reclassified their accounts to comply with the group's accounting plan. These reclassifications do not affect the group's results



L'ORÉ@L

http://www.loreal-finance.com

L'ORÉAL

02 DEC -9 AM 8:49

PRESS RELEASE

L'Oreal S.A.
12g3-2(b) application
Document # 43

L'ORÉAL

Appointment of Jean-Paul Agon at L'Oréal USA

Paris, 1st October 2001 - Lindsay Owen-Jones, Chairman and CEO of L'Oréal Group, the world's leading beauty Company, today announced the appointment of Jean-Paul Agon as President and CEO of L'Oréal USA, the Group's largest affiliate. Mr. Agon, 44, succeeds Guy Peyrelongue, 64, who is retiring after more than fifteen successful years at the helm.

« *Under Guy Peyrelongue's leadership and direction, L'Oréal USA has achieved a long period of exceptional success and has become the leading US marketer of cosmetic products* » said Lindsay Owen-Jones.

Lindsay Owen-Jones added : « *Jean-Paul Agon takes over the helm at L'Oréal USA, with a very comprehensive professional background and numerous successes ; he has run a number of L'Oréal's major business units throughout the world and on different continents, and has developed brand strategies at international level. This professional experience is a formidable preparation for his new and high-level responsibility within the group*».

In 1978, Mr. Agon joined the L'Oréal Paris Group and worked in sales and marketing before being appointed, in 1981, General Manager of the Consumer Products Division in Greece. Later he assumed the role of General Manager of L'Oréal Paris in France and in 1989 was appointed International Managing Director of Biotherm. Five years later he became General Manager of L'Oréal in Germany.
Since 1997, Mr. Agon was Managing Director of the Asia Zone responsible for all of the Group's activities in the region including Salon Products, Consumer Products, Luxury Products and Active Cosmetics.

L'Oréal U.S.A., headquartered in New York City, with annual sales of over $3 billion and 8,800 employees, is a wholly-owned subsidiary of the L'Oréal group.
The company's prestigious brand portfolio includes, L'Oréal Paris, Lancôme, Maybelline, Garnier, Redken 5th Ave. NYC, Soft Sheen/Carson, Kiehl's Since 1851, Matrix Essentials, La Roche Posay, Ralph Lauren Fragrances, Giorgio Armani Parfums, Biotherm and Helena Rubinstein.

Contact at L'ORÉAL

Corporate Press Office
Mr. Lorrain Kressmann
E-mail: lkressmann@dgc.loreal.com
Phone : 00 33 1 47 56 40 24
Fax : 00 33 1 47 56 40 54

L'ORÉAL

Clichy, Thursday 11th October 2001
7.30 am

NEWS RELEASE

L'Oreal S.A.
12g3-2(b) application
Document # 44

L'ORÉAL

STRONG GROWTH IN SALES CONFIRMED FOR FIRST 9 MONTHS: 10.4 BILLION EUROS, AN INCREASE OF 10.2%

L'ORÉAL's consolidated sales up to 30th September 2001 amounted to 10.4 billion euros.

Sales growth, based on consolidated figures, is 10.2% compared with 30th September 2000.

The positive impact of exchange rate fluctuations, which was 1.8% for the first six months, amounted to 0.5% for the first nine months. The growth rate excluding exchange rate fluctuations was thus 9.7 %.

In structural terms, L'ORÉAL benefited from a positive effect of 2.4% due to the consolidation of *Matrix, Kiehl's, Carson* and *Biomedic.*

On a like-for-like basis, i.e. with an identical structure and exchange rates, the group's consolidated sales grew by 7.3%.

The group's sales in its main **branches** were as follows:

	Millions of euros	Growth (%)	
		Consolidated figures	Excluding exchange rate effect
Cosmetics	10 112	+10.6%	+10.1%
Dermatology	202	+6.7%	+5.1%

Confidence for the year as a whole

In the short-term, September sales were affected by the recent tragic events, particularly in the United States. However, unless further unforeseeable events occur, the group remains confident that the impact on its annual results, as estimated on 4th September, should only be marginal.

L'ORÉAL contacts

Shareholders and market authorities
Mr François ARCHAMBAULT
☎: 01.47.56.83.45
E-mail: info@loreal-finance.com

Analysts and institutional investors
Mrs Caroline MILLOT
☎: 01.47.56.86.82
Fax: 01.47.56.80.02

Journalists
Mr Lorrain KRESSMANN
☎: 01.47.56.40.24
http: //www.loreal.com

For further information, please consult your bank, broker or financial institution, or your usual newspapers. Alternatively, you may consult the Internet site specially provided for shareholders and investors, http://www.loreal-finance.com, or contact the local-rate call centre on: 33 1 58 13 51 36 . - **L'OREAL – 41 rue Martre – 92117 CLICHY – France.**

1) 2001 nine months sales published on 10/11th/01

L'ORÉAL

L'Oreal S.A.
12g3-2(b) application
Document # 45

02 DEC -9 AM 8:49

NEWS RELEASE

Clichy, Wednesday 23rd January 2002
(8am)

L'ORÉAL

2001 : STRONG GROWTH CONTINUES DESPITE DISRUPTIVE WORLD EVENTS
SALES : € 13.7 BILLION

The consolidated sales of L'ORÉAL in 2001 reached € 13.7 billion, in line with the group's expectations.

The sales growth rate compared with 2000 was 8.4%.

Exchange rate fluctuations, still positive at 0.5% at the end of September, had a 0.3% negative effect. The growth rate excluding exchange rate fluctuations was thus 8.7%.

In structural terms, the positive net impact of disposals and acquisitions in 2000 and 2001, which was 2.4% up to the end of September, amounted to 1.6% for the whole year.

In 2001, the group made two acquisitions: *BioMedic*, which specialises in skin care products to accompany dermatological and plastic surgery treatments, and *Colorama*, a Brazilian mass-market make-up brand.

On a like-for-like basis, ie with an identical structure and exchange rates, the group sales grew by 7.1%.

Sales growth by sector and area

	€ millions	Growth	Excl. exch. rate fluctuations
Group sales by sector:			
▪ Cosmetics	13,394	+8.7%	+9.1%
▪ Dermatology (1)	292	+11.3%	+ 10.9%
Cosmetics sales by area:			
▪ Western Europe	6,580	+5.6%	+5.8%
▪ North America	4,257	+14.0%	+11.0%
▪ Rest of the World	2,557	+8.8%	+14.9%

(1) L'Oreal Group share: 50%.

a) 2001 annual Sales published on 01/23rd/02

L'ORÉAL

The Group's cosmetics sector continued to grow faster than the world market. This achievement can be attributed to strong international growth combined with the successful worldwide roll-out of the group's core brands.

Fourth quarter sales were satisfactory (up by 6.2% like-for-like), with good growth in Western Europe (up by 5.8%) and continuing strong growth in the Rest of the World (up by 13.8%). In North America, sales advanced by 2.2%: some American retailers cut inventories sharply following the tragic events of 11th September.

The dermatology sector continued to achieve rapid growth worldwide.

Confidence confirmed for full-year results

Based on the above figures, L'OREAL confirms that it again expects to achieve strong profit growth.

Provisional results will be published on Thursday 21st February 2002 and the audited results on Tuesday 26th March 2002.

L'ORÉAL contacts

Shareholders and Market Authorities
Mr François ARCHAMBAULT
☎ : 01.47.56.83.45
E-mail: info@loreal-finance.com

Analysts and Institutional Investors
Mrs Caroline MILLOT
☎ : 01.47.56.86.82
Fax: 01.47.56.80.02

Journalists
Mr Lorrain KRESSMANN
☎ : 01.47.56.40.24
http://www.loreal.com

For further information, please consult your bank, broker or financial institution, your usual newspapers or the Internet: http://www.loreal-finance.com and http://www.loreal-actionnaire.com, or call :+33 1 58 13 51 36.

L'OREAL – 41 rue Martre – 92117 CLICHY – France.

L'ORÉAL

PRESS RELEASE

Clichy, Thursday 21st February 2002
8:00 am

02 DEC -9 AM 8:49

L'ORÉAL

L'Oreal S.A.
12g3-2(b) application
Document # 46

2001 results: strong growth achieved

Net profit: up by 19.6%

Consolidated net sales for the year, at € 13.7 billion, grew by 8.4 % over 2000.

Net profit before capital gains and losses and after minority interests (1), which is used to calculate earnings per share, reached € 1,229 million, an increase of 19.6%.

Mr Lindsay Owen-Jones, L'Oréal's Chairman and Chief Executive Officer, said: "numerous brand-related initiatives combined with the strong momentum of international growth have compensated for the impact of world events. Robust internal growth, together with a further increase in profit margins, has enabled L'Oréal to enjoy a very good year in 2001 and to begin 2002 with confidence".

Notable events in 2001

- Numerous new initiatives to drive forward internal growth
- Accelerated progress in key countries responsible for driving growth
- Rapid integration of acquisitions
- A further improvement in margins
- Excellent contribution from Sanofi-Synthélabo

Numerous new initiatives to drive forward internal growth

L'Oréal's major strategic brands continued to improve their positions, gaining market share in the group's core business segments. Thanks to their constant innovation they were able to:

- attract new customers, among younger consumers (Lumia colourant by Garnier, White by Giorgio Armani) and mature consumers (Absolue by Lancôme, Elsève Regenium by L'Oréal Paris) as well as men (Vichy and Biotherm ranges for men, Miracle Homme by Lancôme);
- establish a presence in new market segments such as mass market bodycare – notably with Plénitude Body Expertise by L'Oréal Paris;
- develop targeted products meeting local needs (Bi White by Vichy) and adapt their technologies to the needs of consumers in different countries (Age Fitness by Biotherm);
- strengthen their partnership with their customers by means of new services and products (Oleo-Relax by Kerastase).

Accelerated progress in key countries responsible for driving growth

The group's brands continued to expand in key countries responsible for driving growth, where L'Oréal now achieves nearly one fifth of consolidated sales.

- Sales in China grew by 26% in 2001, representing total growth of 228% in this market since 1997. Launches by Garnier, Helena Rubinstein, Biotherm and La Roche-Posay successfully consolidated the group's presence and in particular the market leadership positions of L'Oréal Paris in colourants, Maybelline in mass market make-up, Vichy in pharmacies and Lancôme in the main department stores.
- In Russia, following growth of 47% in 2000, sales saw a further very strong increase in 2001 (52%), exceeding the € 100 million mark for the first time.
- The group also achieved significant advances in South Africa (+27%), Thailand (+26%), India (+21%) and Mexico (+20%).

d) 2001 annual results published on 02/21st/01

(1) Provisional results

L'ORÉAL

Rapid integration of acquisitions

The companies acquired in 2000, mainly Matrix, Carson and Kiehl's, were very swiftly integrated into their respective divisions. Those brands represented sales of € 523 million, in line with group forecasts.

From 2001, their level of adjusted operating profit approached that of cosmetics as a whole.

Given the financial expenses, the impact of these acquisitions is positive, ahead of our objectives.

A further improvement in margins

Adjusted operating profit(2) increased by 12.7% to € 1,669 million, representing 12.1% of consolidated sales, compared with 11.7% in 2000.

This further improvement in margins reflects the group's concentration on the international expansion of strategic brands – an expansion that continues to generate substantial economies of scale – and on controlling industrial costs (value analysis, reorganisation of plants, efficient purchasing strategies). It also reflects a further significant improvement in profit margins in the group's new markets, building on a trend that began in 2000.

	Adjusted operating profit (1) (2) by branch	
	At 31st December 2001	**As % of sales**
Cosmetics	**€1,604.2 m**	**12.0 %**
Dermatology (3)	**€ 61.8 m**	**21.2 %**
Consolidated total	**€ 1,669.0 m**	**12.1 %**

(1) Provisional results.
(2) i.e. including exchange rate gains and losses.
(3) Group share, i.e. 50%.

Net financial expenses (excluding exchange rate gains and losses) amounted to € 167.3 million, as compared with € 159.3 million in 2000.

Consequently the pre-tax profit of fully consolidated companies increased by 13.6% to € 1,501.7 million.

Corporate taxes at group level increased by 9.7% to € 535.9 million.

Net profit (before capital gains and losses) of fully consolidated companies was € 965.9 million, increasing by 15.9%.

Excellent contribution from SANOFI-SYNTHELABO

The group share of net profit from equity affiliates amounted to € 269.7 million. SANOFI-SYNTHELABO's contribution to consolidated profit was € 268.8 million, an increase of 43.7%.

L'ORÉAL

An even stronger balance sheet

The cash flow generated in 2001 enabled group debt levels to be reduced. Net financial debt as a proportion of shareholders' funds fell from 28.4% at the end of 2000 to 12.6% at the end of 2001.

	Main annual indicators (¹)		
	At 31st December 2000 *in € millions*	At 31st December 2001 *in € millions*	Growth in %
Consolidated sales	12,671.2	13,740.4	+8.4%
Operating profit	1,540.8	1,626.0	+5.5%
Adjusted operating profit (2)	1,481.3	1,669.0	+12.7%
Pre-tax profit of fully consolidated companies	1,322.1	1,501.7	+13.6%
Net profit (before capital gains and losses) of fully consolidated companies	833.5	965.9	+15.9%
Group share of net profit of equity affiliates	199.9	269.7	+34.9%
Net profit before capital gains and losses and after minority interests	1,027.8	1,229.0	+19.6%
Earnings per share (in €)	1.52	1.82	+19.6%

(¹)Provisional results.
(²)i.e. including exchange rate gains and losses.

The Board of Directors examined these provisional results on 20th February 2002, in conjunction with the Statutory Auditors, and they will be approved on 26th March 2002.

Contacts at L'OREAL

Shareholders and Market Authorities
Mr François ARCHAMBAULT
☎ : + 33 (0)1.47.56.83.45
E-mail : info@loreal-finance.com

Analysts and Institutional Investors
Mrs Caroline MILLOT
☎ : + 33 (0)1.47.56.86.82
Fax : + 33 (0)1.47.56.80.02

Journalists
Mr Lorrain KRESSMANN
☎ : + 33 (0)1.47.56.40.24
http://www.loreal.com

For more information, please consult your bank, stockbroker or financial institution, your usual newspapers or the following website: http://www.loreal-finance.com. Alternatively, call the following number: +33 1 58 13 51 36 .

L'OREAL – 41 rue Martre – 92117 CLICHY–France.

L'ORÉAL

NEWS RELEASE

Clichy, Tuesday, 26th March, 2002
5.45pm

L'Oreal S.A.
12g3-2(b) application
Document # 47

L'ORÉAL

22.7% INCREASE IN DIVIDEND

- **Strong growth confirmed in Net profit before capital gains and losses and minority interests: 19.6% increase**
- **Substantial rise in dividend (+22.7%), with the payment date again brought forward**
- **Board of Directors to be strengthened by appointment of 3 new directors**

The Board of Directors of L'OREAL met on Tuesday, 26th March, 2002 under the chairmanship of Mr Lindsay OWEN-JONES and in the presence of the Statutory Auditors. The Board of Directors closed the group's consolidated financial statements and the financial statements of the parent company, L'OREAL S.A., for 2001.

	Millions of euros	Growth 2001/2000
Sales	**13,740**	**+8.4%**
Adjusted operating profit[1]	1,669	+12.7%
Net profit before capital gains and losses and after minority interests [2]	**1,229**	**+19.6%**
Earnings per share (euro)	**1.82**	**+19.6%**
Net dividend (euro)	**0.54**	**+22.7%**

(1) i.e. including exchange rate gains and losses.
(2) Net profit before capital gains and losses, exceptional items and amortisation of goodwill.

The confirmed 19.6% increase in Net profit before capital gains and losses and minority interests stems from a combination of strong organic growth and further improvement in margins

The audited financial statements confirm the results published on 21st February, 2002. The pre-tax profit of the fully consolidated companies amounted to € 1.5 billion, an increase of 13.6%. This confirms that double-digit growth has been achieved for the seventeenth consecutive year.
Net profit before capital gains and losses and after minority interests was over € 1.2 billion, representing an increase of 19.6%.

e) dividend published on 03/26th/02
22.7% increase in dividend

L'ORÉAL

Substantial rise in dividend (+22.7%), with the payment date again brought forward

At the Annual General Meeting of Shareholders - to be held on Wednesday, 29th May, 2002 from **10.15am to 12.45pm**, at UNESCO, 125 avenue de Suffren, 75007 Paris - the Board of Directors will propose that the payment of a substantially increased dividend will be made earlier than originally scheduled.

The proposed net dividend is € 0.54 with a tax credit of € 0.27, representing a growth rate of 22.7%. This should be higher than last year's net dividend of € 0.44, and should be paid from Tuesday, 4th June 2002, four days ahead of the payment date in 2001.

Three new Board Members

At the Annual General Meeting, the Board of Directors will propose that the terms of office of five directors should be renewed: Mr Lindsay OWEN-JONES, Mr Francisco CASTANER BASCO, Mr Marc LADREIT de LACHARRIERE, Mr Olivier LECERF and Mr Michel SOMNOLET.

The Board will also propose the appointment of three new directors: Mr Jean-Louis DUMAS (Chairman of HERMES), Mr Xavier FONTANET (Chairman of ESSILOR) and Mr Franck RIBOUD (Chairman of DANONE). The inclusion of three well-known figures from international industry will both strengthen the Board of Directors and increase its independence.

Conditions for admittance to the Annual General Meeting are published in the "Shareholders' Letters" and on the site www.loreal-finance.com.

The draft resolutions will be set out in the Annual General Meeting notice of Friday, 5th April in the Bulletin des Annonces Légales Obligatoires (BALO) and on L'Oréal's finance website.

Other legal documents will be available to shareholders from 13th May onwards, after publication of the Notice to Attend the Annual General Meeting.

L'OREAL contacts

Shareholders and market authorities
Mr François ARCHAMBAULT
☎ : +33.1.47.56.83.45
E-mail: info@loreal-finance.com
http://www.loreal-finance.com

Analysts and institutional investors
Mrs Caroline MILLOT
☎ : +33.1.47.56.86.82
Fax: +33.1.47.56.80.02

Journalists
Mr Lorrain KRESSMANN
☎ : +33.1.47.56.40.24
http://www.loreal.com

For further information, please consult your bank, broker or financial institution, or your usual newspapers. Alternatively, you may consult the Internet site specially provided for shareholders and investors, http://www.loreal-finance.com or contact the : + 33.1.58.13.51.36.

Extensive live coverage of the annual presentation of the 2001 financial results will be available online at the www.loreal-finance.com site on Thursday, 4th April, 2002 from 10.45am onwards.

L'OREAL – 41 rue Martre – 92117 CLICHY – France.



Financial Information Meeting

Presentation of Michel SOMNOLET,
Executive Vice-President Administration and Finance

L'ORÉAL

3) 2001 annual results Presentation
(04/04th/02)



Consolidated Group Sales at 31st December, 2001 (in billions of €)



10.8
12.7
13.7
1999
2000
2001

- Growth
  Consolidated figures **+ 8.4 %**

  exchange rate impact **– 0.3 %**

- Growth
  Excluding exchange rate impact
  .... **+ 8.7 %**

  external growth impact **+ 1.6 %**

L'ORÉAL

2001



Some significant examples of exchange rates evolution (€ parity)

	AS % OF CONSOLIDATED SALES 2001	Average Monthly rate		GROWTH 2001/2000
		2000	2001	
US. Dollar	30.4 %	1.089	1.123	+ 3.0 %
Pound Sterling	4.8 %	1.646	1.615	- 1.9 %
Yen (100)	2.9 %	1.007	0.920	- 8.7 %
Real (Brazil)	1.9 %	0.594	0.481	- 18.9 %

NB : Euro represented 40.6% of consolidated sales in 2001



Consolidated sales by branch at the end of December 2001 (in millions of €)

	SALES	Growth	
		Like-for-like basis	Consolidated figures
Cosmetics	13,394	+ 7.1 %	+ 8.7 %
Dermatology *	292	+ 10.9 %	+ 11.3 %
Others	54	+ 8.1 %	- 40.8 %
Total	13,740	+ 7.1 %	+ 8.4 %

* Group's share, i.e. 50%

L'ORÉAL 2001



Cosmetic sales by worldwide division at the end of December 2001 (in millions of €)

	2000	2001	Growth	
			Like-for-like basis	Consolidated figures
Professional products	1,518.0	1,810.6	+ 9.2 %	+ 19.3 %
Consumer products	6,744.8	7,281.7	+ 7.2 %	+ 8.0 %
Luxury products	3,384.8	3,550.0	+ 5.1 %	+ 4.9 %
Active cosmetics	574.3	652.5	+ 11.5 %	+ 13.6 %
Direct marketing	95.5	99.3	+ 5.0 %	+ 4.0 %
Cosmetics Total	12,317.4	13,394.3	+ 7.1 %	+ 8.7 %

L'ORÉAL 2001



Cosmetic sales by geographic zone (in millions of €)

	2000	2001	Growth: Like-for-like basis	Growth: Consolidated figures
Western Europe	6,233.6	6,580.7	+ 5.5 %	+ 5.6 %
North America	3,733.5	4,256.9	+ 5.6 %	+ 14.0 %
Rest of the World	2,350.3	2,556.7	+ 14.0 %	+ 8.8 %
Cosmetics Total	12,317.4	13,394.3	+ 7.1 %	+ 8.7 %



World cosmetics market 2001 (in billions of €)

	2001*	GROWTH EXCLUDING EXCHANGE RATE IMPACT
Western Europe	29.2	+ 3.9 %
North America	29.0	+ 2.6 %
Japan	13.0	- 0.3 %
Rest of the World	26.0	+ 7.6 %
Total	97.2	+ 3.9 %

* Excluding soaps and toothpastes.
Temporary estimation.



From consolidated sales to adjusted operating profit (in millions of €)

	2000	2001	GROWTH
Sales	12,671	13,740	+ 8.4 %
Purchases and variation in stocks	- 2,352	- 2,566	+ 9.1 %
Personnel costs	- 2,361	- 2,624	+ 11.1 %
External charges	- 5,808	- 6,279	+ 8.1 %
Other operating expenses - net	- 609	- 645	+ 5.9 %
Operating profit	1,541	1,626	+ 5.5 %
Exchange gains and losses	- 60	+ 43	-
Adjusted operating profit	1,481	1,669	+ 12.7 %

L'ORÉAL

2001



2001 adjusted operating profit(1) by branch (in millions of €)

	2000	% of sales	2001	% of sales
Cosmetics	1,426	11.6 %	1,604	12.0 %
Dermatology (2)	57	21.8 %	62	21.2 %

(1) Operating profit including exchange gains and losses
(2) Group share, i.e. 50%

L'ORÉAL

2001



Cosmetics branch
Adjusted operating profit by geographic zone (in % of sales)

	2000	2001
Western Europe	13.6 %	13.3 %
North America	11.9 %	12.3 %
Rest of the World	5.7 %	8.1 %
Cosmetics Total	11.6 %	12.0 %



From adjusted operating profit to net profit before capital gains and losses, after minority interests (in millions of €)

	2000	2001	GROWTH
Adjusted operating profit	1,481	1,669	+ 12.7 %
Net financial expenses	- 159	- 167	+ 5.0 %
Pre-tax profit of fully consolidated companies	1,322	1,502	+ 13.6 %
Income tax	- 489	- 536	+ 9.7 %
Net profit of fully consolidated companies	833	966	+ 15.9 %
Group share of net profit of equity affiliates	200	270	+ 34.9 %
Net profit before capital gains and losses and minority interests	1,033	1,236	+ 19.6 %
Minority interests	- 5	- 7	-
Net profit before capital gains and losses after minority interest	1,028	1,229	+ 19.6 %

L'ORÉAL 2001



From net profit before capital gains and losses and minority interests to net book profit after minority interests (in millions of €)

	2000	2001	GROWTH
Net profit before capital gains and losses and minority interests	1,033	1,236	+ 19.6 %
Losses on disposal of fixed assets net	- 10	130	-
Restructuring costs	- 24	- 28	-
Amortisation of goodwill	- 24	- 41	-
Net book profit before minority interests	975	1,297	+ 33.1 %
Minority interests	- 6	- 6	-
Net book profit after minority interests	969	1,291	+ 33.1 %

L'ORÉAL 2001



Evolution of earnings per share

	2000	2001	GROWTH
Net profit before capital gains and losses, after minority interests (in M€)	1,028	1,229	+ 19.6 %
Earnings per share (in €)	1.52	1.82	+ 19.6 %
Number of shares outstanding	676,062,160	676,062,160	-



Sources and applications of funds (in millions of €)

	2000	2001
Net book profit of fully consolidated companies	769.4	986.6
Depreciation and provisions	507.5	556.3
Gains and losses on disposals of assets, change in deferred tax and other	9.3	- 125.2
Cash flow of fully consolidated companies	1,286.2	1,417.7
Dividends received from equity affiliates	49.1	62.9
Change in working capital requirement	- 395.7	121.1
Capital expenditure	- 405.8	- 542.4
Operating net cash	533.8	1,059.3
Dividends paid	- 266.7	- 345.4
Disvestments and others	19.1	21.5
Residual cash-flow before acquisitions and disposals	286.2	735.4
Acquisitions and disposals	- 1,270.1	116.2
Residual cash flow	- 983.9	851.6

L'ORÉAL 2001



Evolution of the balance sheet (in millions of €)



ASSETS
2000
2001
Net fixed assets
7,605
8,140
+7.0 %
Stocks and debtors
4,668
4,770
+2.2 %
Gross cash
1,588
1,954
+23.0 %
Others 16
9
TOTAL BALANCE SHEET
13,877
14,873
LIABILITIES
2000
2001
Shareholders ' equity
6,169
7,199
+16.7 %
Minority interests 10
11
(% NS)
Provisions
1,468
1,547
+5.4 %
Debt
3,424
2,939
-14.2 %
Current liabilities
2,800
3,170
+13.2 %
Others 6
7
(% NS)
TOTAL BALANCE SHEET
13,877
14,873

L'ORÉAL 2001

Gearing(*)



15.1 %
13.3 %
28.4 %
12.6 %
1998
1999
2000
2001

(*) Net borrowings on shareholders' equity plus minority interests



1996 / 2001 main indicators

	1996	1997		1998		1999		2000		2001		2001\ 1996
Consolidated sales (in M€)	7,611	8,749	+14.9 %	9,588	+9.6 %	10,751	+12.1 %	12,671	+17.9%	13,740	+8.4 %	+80.5%
Net profit before capital gains and losses, after minority interests (in M€)	568	641	+12.8 %	719	+12.1 %	827	+15.1 %	1,028	+24.2 %	1,229	+19.6 %	+116.4%
Earnings per share (in euros)	0.84	0,95	+12.8 %	1.06	+12.1 %	1.22	+15.1 %	1.52	+24.2 %	1.82	+19.6 %	+116.4%

L'ORÉAL 2001



L'ORÉ@L

http://www.loreal-finance.com

L'Oreal S.A.
12g3-2(b) application
Document # 49

a) 2002 first quarter sales
published on 04/4th/02
1st quarter 2002 sales:
€3.7 billion. An increase of 9.3%

L'ORÉAL

02 DEC -9 AM 8:5

NEWS RELEASE

Clichy, Thursday 4th April, 2002
8am

L'ORÉAL

1st QUARTER 2002 SALES
€ 3.7 billion: an increase of 9.3%

The consolidated sales of L'OREAL, up to 31st March, 2002, reached € 3.7 billion. Sales growth compared with the 1st quarter 2001 was +9.3%.

Exchange rate fluctuations had a positive impact of 1.3%. Growth excluding exchange rate fluctuations was thus 8%.

The net effect of changes in the consolidation structure was -0.5%.

On a like-for-like basis, i.e. with an identical structure and exchange rates, the group's consolidated sales growth would have been 8.5%.

Sales growth in each of the group's two main branches was as follows:

	consolidated figures	excl. exchange rate fluctuations
Cosmetics	+9.6%	+8.3%
Dermatology	+27.7%	+24.5%
Total (1)	+9.3%	+8%

(1) including "Miscellaneous businesses".

L'OREAL contacts

Shareholders and market authorities
Mr François ARCHAMBAULT
☎ : +33 (0)1.47.56.83.45
E-mail: info@loreal-finance.com
http://www.loreal-finance.com

Analysts and institutional investors
Mrs Caroline MILLOT
☎ : +33 (0)1.47.56.86.82
Fax: +33 (0)1.47.56.80.02

Journalists
Mr Lorrain KRESSMANN
☎ : +33 (0)1.47.56.40.24
http://www.loreal.com

For further information, please consult your bank, broker or financial institution, or your usual newspapers. Alternatively, you may consult the Internet site specially provided for shareholders and investors, http://www.loreal-finance.com. Alternatively, call the following number : +33 1 58 13 51 36

Extensive live coverage of the annual presentation of the 2001 financial results will be available online at the www.loreal-finance.com site on Thursday 4th April, 2001, from 10.45am onwards.

L'Oreal S.A.
12g3-2(b) application
Document # 50

10) L'Oréal names the future executive Vice-President Administration & Finance (04/25/02)

L'ORÉAL

Paris, 25th April 2002
5.30 p.m.

PRESS RELEASE

L'ORÉAL

L'OREAL NAMES THE FUTURE EXECUTIVE VICE-PRESIDENT ADMINISTRATION & FINANCE

Christian Mulliez, 41, will succeed Michel Somnolet, 62, Vice-President, Managing Director of Administration & Finance of the L'Oréal Group at the end of the year.
Michel Somnolet spent the main part of his career with L'Oréal USA, where, from 1983, he was Executive Vice President and Chief Operating Officer.
Lindsay Owen-Jones, Chairman & Chief Executive Officer of L'Oréal, appointed him to his current position three years ago. At that time, he asked Michel Somnolet to assist him in the recruitment of the future head of the Group's Administration & Finance.

Lindsay Owen-Jones declared : "Michel Somnolet, over the past three years, has made a tremendous contribution to the development of the Group through his great ability and extensive knowledge of international financial circles. He has also successfully carried out the recruitment of his successor.
We are very grateful to him".

Concerning Christian Mulliez, Lindsay Owen-Jones added : "Christian Mulliez is a person of great quality, with a very comprehensive experience in the financial and administrative domains.
We have known him for a long time. He has spent most of his career with our pharmaceutical company, Synthélabo, which he joined in1984, becoming its Vice President & Financial Director in 1998.
After having made a major contribution to the success of the merger of Synthélabo with Sanofi, Christian Mulliez was appointed Senior Vice President, Chief Financial Officer of Sanofi-Synthélabo in October 2000.
I have been in a position to appreciate his ability, knowledge of the major international financial circles, open-mindedness and warmth of character.
I am therefore very pleased to offer Christian Mulliez this new prospect in complete agreement, of course, with Mr. Jean-François Dehecq, President of Sanofi-Synthélabo".

Christian Mulliez will start to work alongside Michel Somnolet in May.

L'OREAL contacts

Shareholders and market authorities
Mr François ARCHAMBAULT
☎ : +33.1.47.56.83.45
E-mail: info@loreal-finance.com
http://www.loreal-finance.com

Analysts and institutional investors
Mrs Caroline MILLOT
☎ : +33.1.47.56.86.82
Fax: +33.1.47.56.80.02

Journalists
Mr Lorrain KRESSMANN
☎ : +33.1.47.56.40.24
http://www.loreal.com

For further information, please consult your bank, broker or financial institution, or your usual newspapers. Alternatively, you may consult the Internet site specially provided for shareholders and investors, http://www.loreal-finance.com or contact the : + 33.1.58.13.51.36.

Extensive live coverage of the annual presentation of the 2001 financial results will be available online at the www.loreal-finance.com site on Thursday, 4th April, 2002 from 10.45am onwards.

L'OREAL – 41 rue Martre – 92117 CLICHY – France.

L'Oreal S.A.
12g3-2(b) application
Document # 51

a) 2002 Annual General Meeting
published on 05/29th/02
Net profit before capital gains and
losses and after minority interests
up 19.6%. Dividend, up 22.7%, to be paid
on 06/4th/02

L'ORÉAL

Clichy, Wednesday 29th May 2002
4:30 pm

NEWS RELEASE

L'ORÉAL

ANNUAL GENERAL MEETING
Net profit before capital gains and losses and after minority interests: up 19.6%
Dividend, up 22.7%, to be paid on 4th June 2002

The L'OREAL Annual General Meeting of Shareholders was held at the headquarters of UNESCO on Wednesday, 29th May 2002, under the chairmanship of Mr Lindsay OWEN-JONES, Chairman and CEO. In his address, Mr OWEN-JONES pointed out that: "Our priority is to pave the way for continuous and sustainable growth in future years while continuing to improve our margins".

Acting in its ordinary capacity, the Annual General Meeting:

- approved the parent-company financial statements and the consolidated financial statements for 2001. Consolidated sales amounted to € 13.7 billion, while net profit before capital gains and losses and after minority interests was in excess of € 1.2 billion, resulting in an earnings per share figure of € 1.82, which represents a 19.6% increase.
- decided to pay a **net dividend of € 0.54 per share**, to be **paid on 4th June 2002** by any financial intermediary. This represents **growth of 22.7% compared with the dividend paid in 2000, and the payment date has been considerably brought forward.**

- renewed the terms of office of five directors: Mr Lindsay OWEN-JONES, Mr Francisco CASTANER BASCO, Mr Marc LADREIT de LACHARRIERE, Mr Olivier LECERF and Mr Michel SOMNOLET and appointed three new directors: Mr Jean-Louis DUMAS, Mr Xavier FONTANET and Mr Franck RIBOUD, the Chairmen of Hermès, Essilor and Danone respectively. The appointment of three personalities from the international industrial world is intended to strengthen the Board of Directors and its independence.

- renewed the authorisation regularly granted to the Board of Directors for a period of 18 months for the buyback, if necessary, of a number of the company's own shares representing up to 6% of the share capital.

Acting in its extraordinary capacity, the AGM modified the articles of association of L'Oréal S.A. to bring them into line with the new provisions of the French Act no. 2001-420 of 15th May 2001 relating to new economic regulations.

The next issue of L'Oréal's "Letter to Shareholders", available on request, will contain a summary of the AGM.

Finally, at the end of the Annual General Meeting, the Board of Directors decided not to separate the position of Chairman from that of Chief Executive Officer. It therefore renewed the appointment of Mr Lindsay OWEN-JONES to both positions for the length of his term of office as director, in accordance with the company's articles of association.

L'OREAL contacts

Shareholders and market authorities	Analysts and Institutional Investors	Journalists
Mr François ARCHAMBAULT	Mrs Caroline MILLOT	Mr Lorrain KRESSMANN
Tel.: +33.1.47.56.83.45	Tel. : +33.1.47.56.86.82	Tel.:+33.1.47.56.40.24
http://www.loreal-finance.com	Fax: +33.1.47.56.80.02	http://www.loreal.com

L'Oreal S.A.
12g3-2(b) application
Document # 52

11) Lindsay Owen-Jones,
L'Oréal Chairman and Chief
Executive officer "Best
European Manager" (06/12/02)

L'ORÉAL

Press Release

02 DEC -9 AM 8:01

L'ORÉAL

LINDSAY OWEN-JONES, L'ORÉAL Chairman and Chief Executive Officer
" Best European Manager"

Paris, June 12th 2002.- Lindsay Owen-Jones, L'Oréal Chairman and CEO, has been named "Best European Manager" by Spanish economic magazine Futuro, at an awards ceremony in Madrid." The prize, which is in its seventeenth year, is awarded by a jury made up of eleven European financial journalists. The award recognises not only the achievements of the preceding year, but also the accomplishments of an entire career. *"What touched me most, is that this award is a truly European Prize because I am a real European"*, declared Lindsay Owen-Jones during the ceremony.

The members of the jury included the directors and chief editors of "Futuro" magazine (Spain), "Capital" (Germany), "Investors Chronicle" (United Kingdom), "Capital", "Le Nouvel Économiste", "L'Expansion" and "Challenges" (France), "Corriere della Sera", "Capital" and "Il Mondo" (Italy) and "Exame" (Portugal).

Over the past sixteen years, this prize has been awarded to Marjorie Scardino (Financial Times), Chris Gent (Vodaphone), Jean-Marie Messier (Vivendi), Jürgen Schrempp (Daimler-Chrysler), Ron Sommer (Deutsche Telecom), Giovanni Agnelli (Fiat), Sir Ian Vallance (British Telecom), Bernd Pischetsrieder (BMW), Richard Branson (Virgin), Carl Hahn (Volkswagen), Emilio Botin (Banco Santander), Karlheinz Kaske (Siemens), Jacques Calvet (PSA), A Herrhausen (Deutsche Bank) and Carlo Benedetti (Olivetti).

Lindsay Owen-Jones, 56 years old, was born in Great Britain. He holds an M.A. from Oxford University and is a graduate of INSEAD. He joined L'Oréal in 1969, embarking on an international career with the group. Having started out as a Product Manager, he was very soon appointed to Belgium, returning to France in 1974 where he became Marketing Director of the Consumer Division in 1976. In 1978, Lindsay Owen-Jones was appointed Chief Executive Officer of L'Oréal's Italian subsidiary, before becoming Chairman and Chief Executive Officer of Cosmair Inc. – at that time L'Oréal's exclusive agent in the United States – in 1981. He played a key role in the rapid expansion of this company, which has been fully owned by the group since 1994. In January 1984 he returned to Paris as Deputy Chairman and Chief Executive Officer, Vice-Chairman of the Management Committee and L'Oréal Board Member. Lindsay Owen-Jones was appointed Chairman and Chief Executive Officer of L'Oréal in 1988, at the age of 42.

Mr Owen-Jones is also a Board Member of Gesparal, BNP Paribas, and Sanofi-Synthélabo, member of the supervisory board of Air Liquide. He is an Officer of the Légion d'Honneur and a Commander of the British Empire.

L'OREAL contacts

Shareholders and market authorities
Mr François ARCHAMBAULT
☎ : +33 (0)1.47.56.83.45
http://www.loreal-finance.com

Analysts and institutional investors
Mrs Caroline MILLOT
☎ : +33 (0)1.47.56.86.82
Fax: +33 (0)1.47.56.80.02

Journalists
Mr Lorrain RESSMANN
☎ : +33 (0)1.47.56.40.24
http://www.loreal.com

L'ORÉAL

L'Oreal S.A.
12g3-2(b) application
Document # 53

PRESS RELEASE

L'ORÉAL

Beauty and nutrition
L'Oréal and Nestlé announce
a joint-venture project

Paris, june 25th 2002 - L'Oréal and Nestlé announce the signing of an agreement for the creation of a joint company called *Laboratoires INNEOV*. The company's mission is to develop the market for cosmetic nutritional supplements on a global basis. The company, which is owned 50% by L'Oréal and 50% by Nestlé, will have its headquarters in France.

The aim of such nutritional supplements, the results of research efforts, is to improve the quality of skin, hair and nails by supplying nutrients essential to their physiology.

Laboratoires INNEOV's products will benefit from both Nestle's nutritional research and L'Oréal's dermatological research. The partnership represents the first time that the cosmetic and food industries have joined together to enter this fast-growing market.

The conclusion of this agreement is subject to regulatory approval.

Contacts at L'OREAL

Shareholders and market authorities	Analysts and Institutional Investors	Journalists
François ARCHAMBAULT	Caroline MILLOT	Lorrain KRESSMANN
☎: 01.47.56.83.45	☎: 01.47.56.86.82	☎: 01.47.56.40.24
E-mail: info@loreal-finance.com	Fax: 01.47.56.80.02	http://www.loreal.com
http//www.loreal-finance.com		

L'OREAL – 41 rue Martre – 92117 CLICHY–France.

12) Beauty and Nutrition
L'Oréal and Nestlé announce
a joint-venture project
(06/25/02)

L'Oreal S.A.
12g3-2(b) application
Document # 54

c) 2002 first half sales
published on 07/11th/02
strong sales growth in 1rst
half of 2002: up 8.6% like for like

L'ORÉAL

Clichy, Thursday 11th July 2002
8:00 am

NEWS RELEASE

02 DEC -9 AM 8:07

L'ORÉAL

Strong sales growth in 1st half of 2002: up 8.6% like-for-like

The consolidated sales of L'OREAL in the period to 30th of June 2002 amounted to € 7.4 billion.

Consolidated sales grew 5.6% compared with the same period in 2001. Based on identical structure and exchange rates, the like-for-like growth is +8.6%.

Currency fluctuations had a negative impact of 2.5% up to end of June 2002. Up to the end of March they had a positive impact of 1.3%.

The net impact of structural changes was –0.5% at end of June, primarily due to the sale of LANVIN in 2001.

Sales advanced in the group's two main branches as follows:

	consolidated figures	like-for-like figures
• Cosmetics	+6.1%	+8.4%
• Dermatology	+12.9%	+16.5%
• Total (1)	+5.6 %	+8.6 %

In his comments on the above performances, Mr Lindsay OWEN-JONES, Chairman and Chief Executive Officer of L'OREAL, pointed out that "the considerable fluctuations in exchange rates are expected to continue in the second half of the year. Nevertheless, the combination of strong organic growth, the continued improvement in margins and the currency hedging policy should allow L'OREAL to remain on-track with its initial results targets."

(1) Including "Other businesses"

Contacts at L'ORÉAL

Shareholders and Market Authorities
Mr François ARCHAMBAULT
☎ : +33 (0)1.47.56.83.45
E-mail: info@loreal-finance.com

Analysts and Institutional Investors
Mrs Caroline MILLOT
☎ : +33 (0)1.47.56.86.82
Fax: +33 (0)1.47.56.80.02

Journalists
Mr Lorrain KRESSMANN
☎ : +33 (0)1.47.56.40.24
http://www.loreal.com

For more information, please consult your bank, broker or financial institution, or the Internet site for shareholders and investors, (http://www.loreal-finance.com); alternatively call +33 1 58 13 51 36.
L'OREAL – 41 rue Martre – 92117 CLICHY – France

L'ORÉAL

02 DEC -9 AM 8:12

L'Oreal S.A.
12g3-2(b) application
Document # 55

L'ORÉAL
Acquisition of ARTec

Paris, August 20, 2002 - L'Oréal, the world's leading cosmetic company, today announced the acquisition of ARTec Systems Group, Inc. by L'Oreal's wholly owned U.S. subsidiary, L'Oréal USA.

Headquartered in Long Island, New York and founded in 1990 by Mr. Leland Hirsch and Mr. Michael Mazzei, ARTec markets hair care and hair color products for the professional salon industry. Among the company's brands are Textureline, Purehair, Kiwi, Enamels, and Spaline all of which are used and sold exclusively through authorized distributors to beauty salons. ARTec sales in 2001 were $ 38 million worldwide.

"The products of ARTec benefit from a premium image among American hairdressers", declared Mr Jean-Jacques Lebel, L'Oréal President Professional Products worldwide. *" Their future development will be made in association with the L'Oréal Professionnel brand enhancing our presence in America's most prestigious salons"*, added Jean-Jacques Lebel.

"This acquisition will further reinforce L'Oréal's commitment to the beauty salon industry and its partnership with distributors and hairstylists," said Mr. Jean-Paul Agon, President and CEO of L'Oréal USA.

"After a decade of being one of the fastest growing beauty industry companies, L'Oréal is the perfect parent organization to help ARTec achieve its expansion goals," said Mr. Hirsch, President and CEO of ARTec. *"What's more, L'Oréal's dedication to the salon business and its commitment to quality and excellence mirrors our own company's philosophy,"* Mr Hirsch added.

L'Oréal Professionnal Products, the market leader in salon products, with brands like Matrix, Redken, Kérastase and L'Oréal Professionnel in its portfolio, is managed in the United States by David Craggs, President of the US Professionnal Products Division..

Contacts at L'ORÉAL

Shareholders and Market Authorities
Mr François ARCHAMBAULT
☎ : +33 (0)1.47.56.83.45
E-mail: info@loreal-finance.com

Analysts and Institutional Investors
Mrs Caroline MILLOT
☎ : +33 (0)1.47.56.86.82
Fax: +33 (0)1.47.56.80.02

Journalists
Mr Lorrain KRESSMANN
☎ : +33 (0)1.47.56.40.24
http://www.loreal.com

13) Acquisition of ARTec
(08/20/02)



L'Oreal S.A.
12g3-2(b) application
Document # 56

L'ORÉAL

2002 Half-Year resu

at the end of June 2002

4) 2002 half year results Presentation (09/04th/02)



Consolidated group sales at the end of June, 2002 (€ billions)



6.98
7.37
At the end of June, 2001
At the end of June, 2002

- Growth
  consolidated figures .... **+ 5.6 %**

  exchange rate impact **– 2.5 %**

  external growth impact **– 0.5 %**

- Growth
  like-for-like .... **+ 8.6 %**

L'ORÉAL



Main currencies exchange rate evolution
(€ parity)

Weight	Currencies	Average rate June 2001	Average rate June 2002	Growth
28.4 %	US Dollar	1.129	1.108	- 1.9 %
4.9 %	Pound Sterling	1.616	1.605	- 0.7 %
2.9 %	Yen (100)	0.934	0.862	- 7.7 %
2.6 %	Canadian Dollar	0.735	0.707	- 3.8 %
2.4 %	Mexican Peso	0.120	0.119	- 1.5 %
1.9 %	Real (Brazil)	0.522	0.453	- 13.3 %
1.4 %	Swiss Franc	0.654	0.681	+ 4.2 %
0.9 %	Rouble	0.039	0.036	- 9.4 %
0.3 %	Argentinian Peso	1.129	0.414	- 63.4 %

L'ORÉAL



Consolidated sales by branch at the end of June, 2002 (€ millions)

	Sales	Growth	
		Like-for-like basis	Consolidated figures
Cosmetics	7,210	+ 8.4 %	+ 6.1 %
Dermatology *	154	+ 16.5 %	+ 12.9 %
Consolidated total	7,371	+ 8.6 %	+ 5.6 %

* group's share, i.e. 50 %

L'ORÉAL



Cosmetics sales by worldwide division at the end of June, 2002 (€ millions)

	30.06.2001	30.06.2002	Growth	
			Like-for-like basis	Consolidated figures
Consumer products	3,759	4,009	+ 9.1 %	+ 6.6 %
Luxury products	1,693	1,757	+ 5.5 %	+ 3.8 %
Professional products	923	983	+ 9.3 %	+ 6.6 %
Active cosmetics	369	404	+ 12.0 %	+ 9.4 %
Direct marketing and others	51	57	+ 15.7 %	+ 12.8 %
Cosmetics total	6,795	7,210	+ 8.4 %	+ 6.1 %

L'ORÉAL



Cosmetics sales by geographic zone at the end of June, 2002 (€ millions)

	30.06.2001	30.06.2002	Growth Like-for-like basis	Growth Consolidated figures
Western Europe	3,463	3,679	+ 6.4 %	+ 6.2 %
North America	2,104	2,141	+ 4.0 %	+ 1.7 %
Rest of the World	1,228	1,390	+ 22.8 %	+ 13.3 %
Cosmetics total	6,795	7,210	+ 8.4 %	+ 6.1 %

L'ORÉAL



Cosmetics sales in the rest of the world at the end of June, 2002 (€ millions)

	30.06.2002	Growth	
		Like-for-like basis	Consolidated figures
Japan	214.3	+ 13.4 %	+ 13.2 %
Asia excluding Japan	344.7	+ 30.9 %	+ 32.5 %
Latin America	405.8	+ 24.1 %	+ 2.5 %
Eastern Europe	183.5	+ 26.7 %	+ 22.3 %
Other countries	242.2	+ 16.4 %	+ 4.2 %
Rest of the world total	1,390.5	+ 22.8 %	+ 13.3 %

L'ORÉAL



From consolidated sales to adjusted operating profit[1] (€ millions)

	30.06.2001	30.06.2002	Growth
Sales	6,978.3	7,371.3	+ 5.6 %
Purchases and variation in stocks	- 1,299.6	- 1,292.6	- 0.5 %
Personnel costs	- 1,319.0	- 1,425.3	+ 8.1 %
External charges	- 3,217.6	- 3,277.4	+ 1.9 %
Other operating expenses - net	- 349.7	- 359.0	+ 2.6 %
Operating profit	792.4	1,017.0	+ 28.4 %
Exchange gains and losses	+ 22.0	+ 19.0	-
Adjusted operating profit	814.4	1,036.0	+ 27.2 %
As % of sales	11.7 %	14.1 %	

(1) operating profit including exchange gains and losses

L'ORÉAL



Consolidated profit and loss accounts in % of sales

	2000			2001			2002
	1st sem.	2nd sem.	Year	1st sem.	2nd sem.	Year	1st sem.
Sales	100	100	100	100	100	100	100
Purchases and variation in stocks (1)	19.0 %	19.1 %	19.0 %	18.3 %	18.5 %	18.4 %	17.3 %
Personnel costs	18.0 %	19.2 %	18.6 %	18.9 %	19.3 %	19.1 %	19.3 %
External charges	47.7 %	44.0 %	45.8 %	46.1 %	45.3 %	45.7 %	44.5 %
Other operating charges - net	4.5 %	5.1 %	4.8 %	5.0 %	4.4 %	4.7 %	4.9 %
Adjusted operating profit	10.8 %	12.6 %	11.7 %	11.7 %	12.5 %	12.1 %	14.1 %

(1) including exchange gains and losses

L'ORÉAL



Adjusted operating profit[1] by branch (€ millions)

	30.06.2001	As % of sales	30.06.2002	As % of sales
Cosmetics	790.3	11.6 %	1,007.5	14.0 %
Dermatology [2]	25.7	18.8 %	23.7	15.4 %
Consolidated total	814.4	11.7 %	1,036.0	14.1 %

(1) operating profit including exchange gains and losses
(2) group's share, i.e. 50 %



From adjusted operating profit to net profit before capital gains and losses, after minority interests (€ millions)

	30.06.2001	30.06.2002	Growth
Adjusted operating profit[1]	814.4	1,036.0	+ 27.2 %
Net financial expenses	- 87.3	- 112.0	+ 28.3 %
Pre-tax profit of fully consolidated companies	727.1	924.0	+ 27.1 %
Income tax	- 261.4	- 319.7	+ 22.3 %
Net profit of fully consolidated companies	465.7	604.3	+ 29.8 %
Group share of net profit of equity affiliates	+ 126.2	+ 161.9	+ 28.3 %
Net profit before capital gains and losses and minority interests	591.9	766.3	+ 29.5%
Minority interests	- 4.8	- 5.2	-
Net profit before capital gains and losses after minority interests	587.1	761.1	+ 29.6 %

L'ORÉAL (1) operating profit including exchange gains and losses



From net profit before capital gains and losses after minority interests to net book profit after minority interests (€ millions)

	30.06.2001	30.06.2002	Growth
Net profit before capital gains and losses after minority interests	587.1	761.1	+ 29.6 %
Capital gains and losses on disposals of fixed assets - net	+ 144.3	- 5.2	-
Restructuring costs	- 13.8	- 12.4	-
Amortisation of goodwill	- 16.8	- 30.0	-
Net book profit after minority interests	700.7	713.3	+ 1.8 %

L'ORÉAL



Consolidated balance sheet at the end of June, 2002 (€ millions)

ASSETS	31.12.2001	30.06.2002
Fixed assets	8,140	7,936
• Goodwill and intangible fixed assets	4,814	4,652
• Tangible fixed assets	1,761	1,720
• Financial assets and investments in associated companies	1,565	1,564
Current assets and others	6,732	7,100
Total assets	14,872	15,036

LIABILITIES	31.12.2001	30.06.2002
Shareholders' equity	7,199	7,133
Minority interests	11	10
Provisions for liabilities and charges	1,546	1,548
Loans and debts	2,939	2,838
Current liabilities and others	3,177	3,507
Total liabilities	14,872	15,036



Weight of inventory vs sales

(€ millions)	2nd Sem. 00	1st Sem. 01	2nd Sem.01	1st Sem. 02
Semestrial sales	6,521.3	6,978.3	6,762.1	7,371.3
Inventory value	1,227	1,283	1,174.4	1,129.3
Inventory / Sales (%)	18.8%	18.4%	17.4%	15.3%

L'ORÉAL



Weight of inventory and credit vs sales

(€ millions)	2nd Sem. 00	1st Sem. 01	2nd Sem. 01	1st Sem. 02
Semestrial sales	6,521.3	6,978.3	6,762.1	7,371.3
Inventory value	1,227	1,283	1,174.4	1,129.3
Inventory / sales (%)	18.8%	18.4%	17.4%	15.3%
Account Receivables (AR) value	2,168.4	2,677.6	2,191.8	2,533.7
AR / Sales (%)	33.3%	38.4%	32.4%	34.4%

L'ORÉAL



Cash flow at the end of June, 2002
(€ millions)

Cash flow at the end of June		
2001	**2002**	**Growth**
696.1	867.6	+ 24.6 %



Main indicators at the end of June, 2002 (€ millions)

	30.06.2001	30.06.2002	Growth
Consolidated sales	6,978.3	7,371.3	+ 5.6 %
Adjusted operating profit (1)			
€ millions	814.4	1,036.0	+ 27.2 %
as % of sales	11.7 %	14.1 %	
Net profit before capital gains and losses and minority interests of fully consolidated companies			
€ millions	465.7	604.3	+ 29.8 %
as % of sales	6.7%	8.2%	
Net profit before capital gains and losses and minority interests			
€ millions	591.9	766.3	+ 29.5 %
as % of sales	8.5 %	10.4 %	

1) operating profit including exchange gains and losses

L'ORÉAL



L'ORÉ@L

http://www.loreal-finance.com

L'ORÉAL

Clichy, Wednesday 4 September 2002
5.30 pm

NEWS RELEASE

02 DEC -9 AM 8:34

L'ORÉAL

L'Oreal S.A.
12g3-2(b) application
Document # 57

STRONG INCREASE IN 1ST HALF 2002 PROFIT

NET PROFIT BEFORE EXCEPTIONALS: UP 29.6%

- **Consolidated group sales** up to 30th June 2002 amounted to € 7.4 billion. This represents a growth rate of 5.6% compared with the 1st half of 2001 based on consolidated figures, and 8.6% on a like-for-like basis.

- **Net profit before exceptionals, i.e. before capital gains and losses and after minority interests**, which forms the basis for calculating earnings per share, amounted to € 761.1 million, an increase of 29.6%. This figure does not include non-recurrent items.

Mr Lindsay Owen-Jones, Chairman and Chief Executive Officer of L'Oréal, commented: *"Strong organic growth in sales, together with productivity gains and careful management of exchange rate risks, have brought a marked increase in margins. Although it is not possible to extrapolate from the first half results, they seem extremely encouraging. Our confidence in the results for the year as a whole has been strengthened: despite an unpredictable economic climate, 2002 should be a very good year for L'Oréal".*

Strong growth in sales

New products prove exceptionally successful

Many products launched over the past 12 months have been exceptionally successful:

- In the Consumer Products Division, Fructis Style by Garnier, the facial skincare line Visible Results and Lash Architect mascara from L'Oréal Paris, and Water Shine Diamonds lipstick from Maybelline.
- In the Luxury Products Division, Armani Mania perfume – which has strengthened the leadership of the Giorgio Armani brand on the men's fragrance market – and the skincare lines Absolue Yeux from Lancôme, Source Thérapie from Biotherm and Prodigy by Helena Rubinstein.
- Vichy's Oligo 25 skincare line, sold in pharmacies.
- Amongst the professional products sold through hair salons, the Sleek Look haircare line from Matrix – a recently acquired brand which now benefits from the group's technologies – and the L'Oréal Professionnel colourant line Majirouge Mix Plus.

e) 2002 first half results published on 09/04th/02
Strong increase in 1st half 2002 profit.
Net profit before exceptionals: up 29.6%

L'ORÉAL

Strong sales in all Divisions:

	At 30th June 2002 (€ millions)	Like-for-like growth	Growth in consolidated figures
Consumer Products	4,009	+ 9.1%	+6.6%
Luxury Products	1,757	+5.5%	+3,8%
Professional Products	983	+9.3%	+6.6%
Active Cosmetics	404	+12.0%	+9.4%
Direct marketing and others	57	+15.7%	+12.8%
Cosmetics Total	7,210	+8.4%	+6.1%

Good growth in Western Europe:

Western Europe, which accounts for a little under half of cosmetics sales, achieved good sales growth (6.4%) with encouraging performances in the U.K. (14.4%), Spain (9%), but also in Germany (5.6%) and France (4.5%).

Dynamic performance on new markets:

The group's new growth driver countries continued to demonstrate their very large potential. Very substantial advances were made in Asian countries such as China (64%), Korea (35%) and Thailand (33%), in Latin American countries including Brazil (26%) and Mexico (16%), and in South Africa (33%).

Sales continued to advance by 63% in Russia after two years of very strong growth (52% in 2001, 47% in 2000). Other sales breakthroughs came in Hungary (13%), the Czech Republic (16%), Romania (40%), Slovakia (30%) and Slovenia (79%).

	At 30th June 2002 (€ millions)	Like-for-like growth	Growth in consolidated figures
Western Europe	3,678.7	+ 6.4%	+ 6.2%
North America	2,140.7	+ 4.0%	+ 1.7%
Rest of the World	1,390.4	+ 22.8%	+ 13.3%
Cosmetics Total	**7,209.8**	**+ 8.4%**	**+ 6.1%**

L'ORÉAL

Sharp increase in operating profit

Adjusted operating profit, i.e. including exchange gains and losses, increased by 27.2% to € 1,036 million. This represents 14.1% of consolidated sales, compared with 11.7% up to end-June 2001. The strong growth in sales, together with productivity gains, and the strict management of exchange rate risks were the factors behind this very substantial improvement in operating margins.

Adjusted operating profit by branch

	At 30th June 2001	At 30th June 2002	As % of sales
Cosmetics	€ 790.3m	€ 1,007.5m	14.0%
Dermatology (1)	€ 25.7m	€ 23.7m	15.4%
Consolidated total	**€ 814.4m**	**€ 1,036.0m**	**14.1%**

Growth = an increase of 27.2%

(1) Group share, i.e. 50%.

Net financial expenses and provisions, excluding exchange gains and losses, amounted to € 112 million, compared with € 87.3 million at end-June 2001.

As a result, the pre-tax profit of fully consolidated companies amounted to € 924.0 million, up by 27.1%.

Corporate income tax at group level was € 319.7 million, up by 22.3%.

The net operating profit of fully consolidated companies was thus € 604.3 million, representing an increase of 29.8%.

Good contribution from SANOFI-SYNTHELABO

The group share of the net profit of equity affiliates amounted to € 161.9 million. This consists mainly of SANOFI-SYNTHELABO which contributed € 161.7 million to consolidated profit, representing an increase of 28.6%.

L'ORÉAL

Main half-year indicators

	At 30th June 2001	At 30th June 2002	Growth
	€ millions		
Consolidated sales	**6,978.3**	**7,371.3**	**+ 5.6%**
Operating profit	792.4	1,017.0	+ 28.4%
Adjusted operating profit (2)	814.4	1,036.0	+ 27.2%
Pre-tax profit of fully consolidated companies	727.1	924.0	+ 27.1%
Net profit before capital gains/ losses of fully consolidated companies	465.7	604.3	+ 29.8%
Group share of net profit of equity affiliates	126.2	161.9	+ 28.3%
Net profit before capital gains/ losses and minority interests	591.9	766.3	+ 29.5%
Net profit before capital gains/ losses and after minority interests	**587.1**	**761.1**	**+ 29.6%**

Net book profit after capital gains/losses and minority interests was € 713.3 million, an increase of 1.8%. Last year net book profit after capital gains/losses and minority interests included the capital gain resulting from the disposal of the stakes in Marie-Claire and Lanvin.

(2) Operating profit including exchange gains and losses.

L'ORÉALcontacts

Shareholders and market authorities
Mr François ARCHAMBAULT
☎ : +33 (0)1.47.56.83.45
http://www.loreal-finance.com

Analysts and Institutional Investors
Mrs Caroline MILLOT
☎ : +33 (0)1.47.56.86.82
Fax: +33 (0)1.47.56.80.02

Journalists
Mr Lorrain KRESSMANN
☎ : +33 (0)1.47.56.40.24
http://www.loreal.com

For further information, please consult your bank, broker or financial institution, or your usual newspapers. Alternatively, you may consult the Internet site specially provided for shareholders and investors, http://www.loreal-finance.com. Alternatively, call the following number : +33 1 58 13 51 36

L'OREAL – 41 rue Martre – 92117 CLICHY–France

L'Oreal S.A.
12g3-2(b) application
Document # 58

h) 2002 nine months Sales
published on 10/10th/02
Strong sales growth maintained
in the first nine months.
€ 10.8 billion in Sales
A growth of 8.6% like-for-like

L'ORÉAL

Clichy, Thursday 10th October 2002
7:45 a.m.

02 DEC -9 AM 8:45

PRESS RELEASE

L'ORÉAL

STRONG SALES GROWTH MAINTAINED IN THE FIRST NINE MONTHS: € 10.8 BILLION IN SALES – A GROWTH OF 8.6% LIKE-FOR-LIKE

The consolidated sales of L'ORÉAL at 30th September 2002 amounted to € 10.8 billion.

This represents a growth of 4.5% based on consolidated figures compared with 30th September 2001.

The effect of currency fluctuations was negative at -3.7% over the first 9 months, compared with -2.5% in the first 6 months of the year.

The change in the scope of consolidation was negative at -0.4% in the period to 30th September 2002.

On a like-for-like basis, i.e. with an identical structure and exchange rates, the group recorded a growth of +8.6% in its consolidated sales, the same level as at the end of June.

The sales achieved by the two main branches were as follows:

	€ millions	Growth (as %)	
		Consolidated figures	Like-for-like
Cosmetics	10,600	+4.8%	+8.4%
Dermatology	224	+11.1%	+17.2%

Confidence for the year as a whole

In view of these figures, Mr Lindsay OWEN-JONES, Chairman and Chief Executive Officer of L'OREAL, once again asserted his confidence that strong like-for-like growth would continue to year end.

Contacts at L'ORÉAL

Shareholders and market authorities
Mr François ARCHAMBAULT
☎ : +33 (0)1.47.56.83.45
E-mail: info@loreal-finance.com
htt://www.loreal-finance.com

Analysts and institutional investors
Mrs Caroline MILLOT
☎ : +33 (0)1.47.56.86.82
Fax: +33 (0)1.47.56.80.02

Journalists
Mr Lorrain KRESSMANN
☎ : +33 (0)1.47.56.40.24
http://www.loreal.com

For further information, please contact your bank, broker or financial institution, consult your usual newspapers or the *Internet site* ***for shareholders and investors,*** *http://www.loreal-finance.com*; ***alternatively, call the following number*** +33 1 58 13 51 36.- **L'OREAL – 41 rue Martre – 92117 CLICHY – France.**